2007 annual report

Registration document

Schneider Electric SA



Contents

This document was registered with Autorité des Marchés Financiers (AMF) on March 17, 2008 in compliance with Article 212-13 of AMF's general regulations.
It may not be used in connection with any financial transactions unless it is accompanied by an Offering Circular approved by AMF.



Interview with Jean-Pascal Tricoire

2006 was a historic year for Schneider Electric. Did the Group set new growth and earnings records in 2007?

2007 was a key year for two reasons. First, Schneider Electric achieved new operating performance records. Annual revenue rose 26% on a current structure and exchange rate basis, which means that the top line has doubled over the past four years. Organic growth reached an unprecedented 13.9%, greatly exceeding growth in our end markets. EBITA* also increased sharply, by 27%, and EBITA margin widened by 1.2 points on a pro forma** basis to a record 14.8%. Net profit grew by a strong 21% and free cash flow jumped 38% to €1.5 billion. Second, we successfully integrated APC.

How did the acquisition of American Power Conversion (APC), market leader in critical power and cooling services, contribute to the year's performance?

This is our largest successfully completed acquisition since Square D in 1991. It's also the first time the Group turned around a newly acquired company so quickly. We immediately merged APC and MGE UPS Systems so that our customers could benefit from their synergistic lineups right away. Our large system solutions, designed primarily for data centers, are the most effective and innovative in the world when it comes to energy efficiency, flexibility and reliability. They represent an extremely powerful growth driver for the Critical Power & Cooling Services Business Unit formed from the combination of APC and MGE. The teams also deployed operating efficiency plans that fuelled a remarkable recovery in profitability, bringing the Business Unit's EBITA margin close to the Group average. The targets achieved greatly exceeded our expectations. Thanks to this acquisition, we have gained global leadership in the very promising critical power and cooling services market, broadened our technological portfolio and considerably expanded our accessible market.

APC gives you a major entry into cooling and air conditioning.

Temperature control in an intrinsic part of our business. For many years now, we've offered leading-edge temperature control systems for our target markets–industry, infrastructure, buildings and residential. Now we also have solutions for technological applications. APC has the advantage of offering the most innovative system on the market in terms of energy efficiency and precision.

** EBITA = EBIT before amortization of purchase accounting intangibles.*
*** Including APC data over 10.5 months in 2006.*

"We confirm our 2008 targets for organic growth of between 6% and 8% and EBITA margin of 15%."

Jean-Pascal Tricoire,
Chairman of the Management Board and CEO



Is it profitable for a customer to invest in energy efficiency?

It certainly is. With prices skyrocketing for oil, fossil fuels and energy in general, investing in energy efficiency is definitely a good move. What's more, the outlay required is generally quite small, so customers get a quick, lasting and immediately visible return on investment. We don't have any choice here. The world has recognized that the issue of greenhouse gases needs to be addressed urgently and that energy is becoming scarce and expensive. More and more regulations on electricity are being issued, and this is just the beginning. Our customers are also seeing a huge surge in their energy bills. Schneider Electric offers solutions that can reduce energy costs and CO_2 emissions by 30% in all types of applications. Sales of these solutions rose 15% in 2007 to €3.6 billion; energy efficiency accounted for 20% of our orders. We estimate this market's underlying structural growth at more than 10%. Schneider Electric has a unique global position as an energy efficiency specialist.

Does Schneider Electric have other growth drivers?

Yes, emerging markets. Operations in these countries accounted for 32% of our 2007 revenue, or €5.5 billion. Our exposure here is much sturdier than in the past. We have sales operations, production, supply chain and R&D units and very solid and competent teams in emerging markets. Growth in these countries accelerates each year as we consolidate our platform and teams. Growth stood at 20% in 2007 and exceeded 13% on average over the past ten years.

Did Schneider Electric benefit from the repositioning of its business portfolio in 2007?

Without a doubt. Our new business portfolio structurally improves our growth profile. Our exposure to end markets has changed substantially and is much more diversified. This means we can take advantage of growth opportunities and also withstand weakness in certain segments. We operate in highly promising markets such as data centers, raw material extraction and infrastructure (water treatment and power supply). When one market slows down, we can quickly refocus our resources on more vibrant areas.

What did Schneider Electric do for sustainable development in 2007?

Our goal is to be the benchmark in sustainable development. Our products, processes and plants must be the cleanest and most efficient in our industry and comply with or anticipate the most demanding global environmental regulations. To go even farther in meeting the environmental challenge, we provide customers with leading-edge solutions and technologies for energy efficiency. That's the idea behind the HOMES program to innovate in energy savings. Lastly, we promote a proactive and responsible attitude towards our employees and the community.

> "Our goal is to be the benchmark in sustainable development."

We have already exceeded the targets of our new² company program for developing talent, diversity and occupational health. In addition, we strongly encourage our suppliers to join the United Nations' Global Compact. All of these actions have helped put Schneider Electric in the world's main socially responsible investment indices.

This year, we decided to move our Foundation forward by giving it more ambitious missions. These include ensuring universal access to electricity, training young people and supporting start-ups in our businesses and pursuing rebuilding projects after natural disasters.

Message from Henri Lachmann

Chairman of the Supervisory Board



The corporate governance system deployed by Schneider Electric in May 2006 demonstrated its worth in 2007. Separating oversight from the strategic and operating functions was the right choice. Schneider Electric SA's Supervisory Board would like to take this opportunity to renew its confidence in this governance system, in the new management team, the Management Board and its Chairman. This young, energetic and diverse team has regenerated our Company while maintaining continuity. With its resolutely long-term view, this team delivered record growth in 2007 and obtained excellent financial results.

The Supervisory Board was exemplary in carrying out its responsibilities and deserves our shareholders' confidence and support.
The Board comprises diverse and remarkable skills. Its members are always well informed and deeply involved. Dialogue within the Supervisory Board and with the Management Board is open and constructive. Two new members have joined our ranks: Léo Apotheker, a German national, and Richard Thoman, an American. The Chairmen of the Supervisory Board and Management Board have a strong relationship of mutual trust.

We complement each other and work together effectively in a frank, harmonious environment.

We are in an industry of the future. Demand for electricity is growing year after year, energy efficiency has become a priority, and emerging markets contain the greatest growth potential. With our lineup of products and services and our operations in emerging markets, we are very well positioned to take advantage of these opportunities.

Our stock market performance does not accurately reflect our excellent results, healthy fundamentals and new growth profile. Schneider Electric is a virtuous but undervalued stock. The market has not yet recognized our Company's true value; it has focused on volatility rather than results and potential for long-term profitable growth.

The Supervisory Board would like to congratulate everyone at Schneider Electric for the year's results and thank all our team members for their energy and efficiency in 2007. We are fully confident in Schneider Electric's future.

2007 - A customer-focused leadership team

Executive Committee

(From left to right and from top to bottom)

Jean-Pascal Tricoire
Chairman of the Management Board and Chief Executive Officer

Pierre Bouchut
Member of the Management Board and Chief Financial Officer

Hal Grant
Executive Vice President Globalization & Industry

Eric Pilaud
Executive Vice President Strategy, Customers & Technology - Services and Projects Business Unit

Jean-François Pilliard
Executive Vice President Strategic Human Resources & Organization

Karen Ferguson
Executive Vice President Global Human Resources

Serge Goldenberg
Executive Vice President Quality

Michel Crochon
Executive Vice President Automation

Claude Graff
Executive Vice President Renewable Energies

Arne Frank
Executive Vice President Building Automation and Security

Eric Rondolat
Executive Vice President Power

Laurent Vernerey
Executive Vice President Critical Power & Cooling Services

Dave Petratis
Executive Vice President North American Operating Division

Julio Rodriguez
Executive Vice President European Operating Division

Christian Wiest
Executive Vice President International Operating Division

Russell Stocker
Executive Vice President Asia-Pacific Operating Division









Supervisory Board

Henri Lachmann
Chairman of
the Supervisory Board

Serge Weinberg*
Vice Chairman of
the Supervisory Board

Alain Burq
Member of the
Supervisory Board of the
"Schneider Actionnariat"
corporate mutual fund

Noël Forgeard*
Corporate Director

Jérôme Gallot*
Chairman of
CDC Entreprises

Willy R. Kissling*
Corporate Director

Cathy Kopp*
Human Resources
General Manager, Accor

René Barbier de La Serre*
Corporate Director

Gérard de La Martinière*
Chairman of Fédération
Française des Sociétés
d'Assurances (F.F.S.A)

James Ross*
Corporate Director

Piero Sierra*
Special Advisor for the
administration of Pirelli's
international companies

G. Richard Thoman*
Corporate Director

**Independent member, as defined in the Bouton report on corporate governance.*

Non-voting Directors

Léo Apotheker
President of CSO and
Deputy CEO of SAP AG

Claude Bébéar
Chairman of the
Supervisory Board of Axa

Board Secretary

Philippe Bougon

Management Board

Jean-Pascal Tricoire
Chairman of the Management Board
and Chief Executive Officer

Pierre Bouchut
Member of the Management Board
and Chief Financial Officer

Audit Committee

Gérard de La Martinière*, Chairman

James Ross*

Piero Sierra*

Serge Weinberg*

Remunerations and Appointments & Corporate Governance Committee

Henri Lachmann, Chairman

Claude Bébéar

Willy R. Kissling*

René Barbier de La Serre*

Auditors

Statutory Auditors

Ernst & Young et Autres

Mazars & Guérard

Substitute Auditors

Charles Vincensini

Philippe Diu

Key figures

2007: A key year for Schneider Electric

2004 - 2007: IFRS
2003: French GAAP

Consolidated revenue

(€ billion)



17.3
13.7
11.7
10.3
8.8
03
04
05
06
07

Up 26%

Organic growth for full year 2007 set a new record at 13.9%. Revenue from emerging countries, up 20%, accounted for half of total growth. In addition, in-depth repositioning of the business portfolio has allowed us to develop unique positions in high potential businesses such as energy efficiency and services.
The year's acquisitions added 15.7%, thanks in particular to APC.

EBITA [(1)]

(€ million and as a % of revenue)



2,562
14.8%
2,019
14.7%
1,578
13.5%
1,290
12.5%
1,011
11.5%
03
04
05
06
07

Up 27%

EBITA also rose a strong 27% during the year, reflecting a significant increase in business volume amplified by higher selling prices and substantial industrial productivity gains from geographic rebalancing of sourcing and production. EBITA margin came to 14.8% at December 31, 2007. This represents a 1.2-point increase from 2006, including APC on a pro forma basis [(2)].

Revenue from emerging markets

(€ billion)



5.5
4.2
3.5
2.8
2.2
03
04
05
06
07

Emerging markets accounted for 32% of consolidated revenue in 2007 compared with 18% in 2001. Organic growth averaged 17% over the past three years and 13% over the past ten years. These markets' energy, infrastructure and equipment needs ensure solid growth prospects for Schneider Electric in the years ahead.

€17.3

billion

€2,562

million

(1) EBIT before purchase accounting intangibles in 2006 and 2007.

(2) Including APC data over 10.5 months in 2006.

2007 was a key year for Schneider Electric shaped by record growth and earnings.

After ten months in the Group, APC has significantly outperformed the acquisition plan, due in part to its successful combination with MGE. Thanks to a deep shift in the Group's business portfolio towards the most promising markets, Schneider Electric generated 32% of its business in emerging countries and 20% in energy efficiency, an area in which it is uniquely positioned.

2007 consolidated revenue by region


Emerging markets 32%*
8%
19%
45%
28%

- Europe
- North America
- Asia-Pacific
- Rest of the World

**Asia-Pacific, Rest of the World, Eastern Europe.*

Profit attributable to equity holders of the parent

(€ million)


433
824
994
1,309
1,583
03
04
05
06
07

Up 21%

Profit attributable to equity holders of the parent surged 21%, reflecting a 1.4-point decline in the effective tax rate to 27.1% and good interest expense management during a sharp increase in net debt to finance the acquisition of APC.

€1,583 million

Operating cash flow

(€ million and as a % of revenue)


942
10.7 %
1,282
12.4 %
1,548
13.3 %
1,921
14.0 %
2,211
12.8 %
03
04
05
06
07

Up 15%

Operating cash flow rose 15% and represented 12.8% of revenue. After capital spending and changes in working capital requirement, free cash flow stood at €1,530 million, or 8.8% of revenue.

€2,211 million

Workforce by region

120,000 employees


6%
27%
43%
24%

- Europe
- North America
- Asia-Pacific
- Rest of the World

Key figures (continued)

Earnings per share
(in euros)



1.94
3.73
4.56
5.95
6.78
03
04
05
06
07

€6.78

Dividend per share
(in euros)



1.10
1.80
2.25
3.00
3.30*
03
04
05
06
07

€3.30

** Recommended for shareholder approval at the Annual Meeting of April 21, 2008. The dividend will be paid as from April 30, 2008.*

Ownership structure
at December 31, 2007



3.3%
2.6%
10.9%
4.4%
5.4%
73.4%

- Institutional investors
- Capital Research & Management
- Caisse des dépôts et consignations
- Individual shareholders
- Employees
- Treasury stock - Own shares

The Schneider Electric SA share vs. the CAC 40 index over 5 years
(Reuters data)



Schneider Electric share
CAC 40 Index
100
80
60
40
20
6,000
5,000
4,000
3,000
2,000
45.09
51.90
51.20
75.35
84.10
92.68
73.39
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007
Feb. 15, 2008
Share price in euros
Schneider Electric share
CAC 40 index (base: Schneider Electric on December 31, 2002)

2007 in brief

In 2007, Schneider Electric continued to transform its growth profile. In-depth repositioning of the business portfolio has allowed the Group to develop unique positions in businesses that enjoy structural growth, such as critical power and cooling services and energy efficiency, and to diversify its exposure by enhancing its presence in promising, less cyclical markets.

→ Acquisitions

Critical Power

Birth of a leader

Acquisition of market leader American Power Conversion (APC) makes Schneider Electric a major player in critical power and cooling services (February 14, 2007).

Thanks to the successful integration of APC's and MGE UPS Systems' resources, the Critical Power & Cooling Services Business Unit turned in an excellent performance during the year. The Business Unit's strong revenue growth has confirmed the popularity of its products and solutions in the booming Critical Power market. Customers' emerging needs require integrated energy management and cooling solutions to resolve the growing problem of energy efficiency for sensitive applications. The Business Unit's leadership, combined with the power of Schneider Electric's other lineups, allows it to offer unique, comprehensive, innovative solutions in fast growing markets.

Successful share issue

Share issue (with pre-emptive subscription rights) to finance part of the APC acquisition brings in around €1 billion, for a take-up rate of 250% (April 4, 2007).

Investors also respond favorably to the €600 million bond issue (fixed rate, due January 2015) rated BBB+ by Standard & Poor's (September 25, 2007).

Divestment of MGE Office Protection Systems

Following a decision by the European Union's anti-trust authorities, the Group finalizes the sale of MGE UPS's small systems (less than 10 kVA) to Eaton Corp (October 31, 2007).

Building Automation and Security

New addition to the security business

Acquisition of Pelco Inc., world leader in the design, development and manufacture of video surveillance systems, to develop fully integrated systems (October 17, 2007).

Electrical Distribution

Creation of Delixi Electric

The Group finalizes the formation of this 50-50 joint venture with Delixi Group that will manufacture, market and distribute low-voltage products in China and then expand its specific business model to other countries (October 18, 2007).

Installation systems and control

Enhanced lineup and deeper presence in Germany

Acquisition of Ritto GmbH & Co KG, a German firm that designs, manufactures and markets door stations and intercom systems for the residential and small tertiary buildings market (May 25, 2007).

→ Faster innovation

Successful start-up for HOMES program (Optimized Housing for Energy Management and Services)

Green light from the European Commission for the HOMES program, which has a total budget of €89 million, of which €50 million provided by Schneider Electric and its 14 partners and €39 million by France's Industrial Innovation Agency. The partners can now start creating new standards and shared platforms to make buildings more energy efficient and comfortable for residents (September 2007).

New step forward in interoperability

Schneider Electric becomes a principal member of ODVA, an international association comprised of members from the world's leading automation companies, alongside Cisco Systems, Eaton Electrical, Omron Corporation and Rockwell Automation. This move marks the Group's commitment to supporting technologies using the Common Industrial Protocol™ (CIP) developed by ODVA and to deploying a project that will make Ethernet/IP the most widely used industrial network available (April 2007).

Leading-edge testing center

Inauguration of the new China R&D Center in Shanghai's Jinshan district, the largest testing center ever designed by Schneider Electric Asia (2,500 sq.m, €7.6 million investment). The facility will mainly conduct electrical endurance and short circuit tests (April 2007).

New R&D center for Critical Power & Cooling Services

New technological center opened in St Louis, Missouri (USA), with two laboratories to test "What if" scenarios for data center equipment and infrastructure.

Organization

Two new Business Units to serve two promising markets

The Renewable Energies Business Unit, with a focus on solar power, is set up to develop a range of photovoltaic UPS systems and to collaborate with Solaire Direct, a company that installs residential photovoltaic panels and builds PV solar power plants (February 14, 2007).

The Critical Power & Cooling Services Business Unit is formed from the combination of APC and MGE UPS Systems to devise innovative solutions that ensure an uninterrupted, reliable power supply (February 14, 2007).

Appointments

Claude Graff is appointed Executive Vice President of the Renewable Energies Business Unit (February 14, 2007).

Laurent Vernerey is appointed Executive Vice President of the Critical Power & Cooling Services Business Unit (February 14, 2007).

Jean-François Pilliard, member of the Executive Committee, is appointed Executive Vice President Strategic Human Resources & Organization (July 2, 2007).

Karen Ferguson joins the Executive Committee as Executive Vice President Global Human Resources (July 2, 2007).

Employees

Encouraging diversity

During the year,1,837 participants attend seminars on developing leadership and global expertise. The number of women in attendance was up 155%. The Group also commits to filling 30% of its key positions around the world with women in the next four years.

Attracting talent

The Group partners with Institut National des Sciences Appliquées (INSA) in Lyon and Ecole Nationale Supérieure des Techniques Appliquées (ENSTA) in Paris on a program called "Choisis ta Vie" (Choose Your Life) to assist 20 women engineering students in planning their career paths. The participants receive personalized mentoring from women managers (all business school graduates) at Schneider Electric. Launched on November 16, 2007, the program will continue in 2008.

Motivating employees

The Group gives employees a stake in achieving targets and in Schneider Electric's performance through profit-linked incentive plans, employee share ownership, stock option programs and bonuses. In the spring of 2007, the Group carried out an employee share issue.

Promoting job opportunities for the disabled

A first group-wide agreement for 2007-2009 is signed to promote employment, training and job opportunities for the disabled, in compliance with the French law of February 11, 2005 mandating equal rights, opportunities, participation and citizenship for the disabled (November 9, 2007).

Engaging in forward-looking job and skills planning

Schneider Electric and the European Metalworkers' Federation (EMF) sign an innovative European agreement that promotes forward-looking management of jobs and skills, social dialogue and specific job training during cross-border reorganization (July 12, 2007).

Responsible corporate citizen

Putting energy at the center of corporate social responsibility

The Schneider Electric Foundation makes energy an integral part of its corporate social responsibility by focusing on two key avenues: facilitating access to energy around the world and training young people in energy-related professions (June 19, 2007).

Strengthening ties with the International Polar Foundation (IPF)

Schneider Electric provides electrical distribution, building management and remote control solutions for the IPF's Princess Elisabeth facility in Antarctica, the world's first zero-emission research center (September 2007).

Signing on to the French pact for the environment

Schneider Electric is the first manufacturer to sign French environmentalist Nicolas Hulot's pact for the environment (April 2, 2007).

Joining the Clinton Climate Initiative

Schneider Electric is the sixth global enterprise to join the Clinton Climate Initiative. This international initiative is designed to help attenuate global warming by improving energy efficiency (August 8, 2007). The Group also participated actively in France's "Grenelle" environmental summit.

1 Description of the Company and its businesses

1. From steel to energy: 172 years of history to become a world leader

Schneider Electric's history reflects the major industrial and technological changes that have shaped today's world, as the company has moved from metal working, heavy mechanical engineering and shipbuilding in the 19th century to electrical distribution and automation in the 20th and 21st.

Along the way, the Group has risen to ambitious challenges and made major strategic choices, bringing together such prestigious names as Schneider, Merlin Gerin and Telemecanique in France; Square D, American Power Conversion (APC) and Pelco Inc. in North America; and many others around the world.

Each member strengthens the Group with its attractive market positions and innovative know-how, as well as with its people's skills and diversity. Openness and diversity are at the center of the Schneider Electric model as the Group works to develop and promote high-quality multicultural teams around the world.

Today, Schneider Electric federates a world of talent and energy to meet the principle challenges in its industry: energy efficiency, network interoperability and critical power.

1836 - 1980: the gradual creation of a conglomerate

In 1836, Adolphe and Joseph-Eugène Schneider acquired steel founderies in Le Creusot, France. They founded Schneider & Cie in 1838. The Company steadily built a presence in heavy mechanical engineering and transportation equipment, gradually becoming a huge, highly diversified conglomerate.

Merlin Gerin, a leading French manufacturer of electrical distribution equipment, joined the Group in 1975, strengthening a position in electricity that had been established at the end of the 19th century.

1981 - 2001: refocusing and building on electricity

In 1988, Schneider Electric acquired France's Telemecanique, a pioneer in remote control systems for electric motors.

In 1991, the Group made a major acquisition in the United States by bringing in Square D, the US electrical equipment market leader with sales of $1.65 billion.

Schneider Electric completed its refocusing on electricity in 1997 with the sale of building and public works company Spie Batignolles.

In 1999, the Group acquired Lexel, Europe's second largest supplier of installation systems and control solutions.

This was followed in 2000 with the acquisitions of Crouzet Automatismes, a French leader in electronic control, small automation devices and customized sensors, and Positec, a European leader in motion control.

Also in 2000, Schneider Electric created at 60-40 joint venture with Toshiba called Schneider Toshiba Inverter (STI) to develop, manufacture and market both partners' industrial speed drives. STI now leads the global industrial speed drive market.

That same year, the Group launched the Schneider Electric Ventures fund with a capital of €50 million to acquire interests in innovative start-ups with technologies that can enhance the lineup.

In 2001, Schneider Electric deployed its first three-year company program, NEW2004.

The Group acquired installation systems and control leader Legrand, but the European Commission vetoed the merger. As a result, Schneider Electric had to sell its interest in Legrand even though the Court of First Instance of the European Communities overruled the Commission's decisions on October 22, 2002.

2002 - 2007: dynamic and responsible worldwide growth supported by strategic acquisitions

Since 2002, Schneider Electric has pursued an assertive strategy of organic growth and acquisitions to enhance its geographic coverage, strengthen performance in its core business and broaden its lineup to offer ever-more innovative and integrated solutions.

Major steps were taken in 2005-2007 to further this strategy. The Group made important acquisitions while reorganizing its production base, thereby strengthening its leadership in electrical distribution and automation and gaining significant positions in new businesses with high potential such as energy efficiency, critical power, building automation and security and value-added services.

Schneider Electric now has an unrivaled lineup in terms of breadth, synergy and related services.

A global leader cannot grow without a commitment to environmental stewardship. With this in mind, the Group created a Sustainable Development Department in 2002 and set up a quarterly Planet & Society Barometer in 2005 to track and report on its performance in this area. In 2007, it formed a new Renewable Energies Business Unit with a special focus on solar power. Schneider Electric was also the first manufacturer to sign French environmentalist Nicolas Hulot's pact for the environment and the sixth global enterprise to join the Clinton Climate Initiative (CCI).

Electrical Distribution

In 2007, the Group finalized the creation of Delixi Electric, a 50-50 joint venture with Delixi Group that manufacturers, markets and distributes low voltage products in China. This new partnership coincided with Schneider Electric's 20th anniversary China. Since 1987, the Group has contributed fully to China's fantastic economic growth. Today, Schneider Electric China has more than 10,200 employees, 32 regional offices, 18 production facilities, 4 distribution centers, a training center, 2 R&D centers, 500 distributors and a large nationwide sales network.

The Group generated revenue of €1.2 billion in China in 2007.

Automation & Control

Schneider Electric gained world leadership positions in human-machine interface (HMI) with the 2002 acquisition of Digital Electronics Corporation in Japan, and in automation solutions for packaging machines with the 2005 acquisition of Elau AG in Germany.

In 2006, it expanded its lineup of high power speed drives with the acquisition of Austria's VA TECH ELIN EBG Elektronik. The Group also broadened its industrial automation portfolio with the acquisition of Citect, an Australian manufacturer of Supervision Control and Data Acquisition (SCADA) solutions and Manufacturing Execution Systems (MES).

Schneider Electric offers the most comprehensive lineup of customized sensors in the market after bringing in Hyde Park Electronics, the North American leader in ultrasonic sensors, in 2003; Kavlico and Dinel, manufacturers of sensing and optoelectronics devices, in 2004; and US-based BEI Technologies, in 2005.

Installation systems and control

Schneider Electric now ranks second worldwide in installation and control thanks to the acquisitions of Clipsal, the Asia-Pacific market leader, in 2003; Juno Lighting, America's leading manufacturer of trac and recessed lighting, in 2005; and Clipsal Asia, Merten (Germany), OVA Bargellini (Italy), AEM S.A. (Spain) and GET (UK), in 2006. In 2007, the Group enhanced its presence in Germany and expanded its lineup in by acquiring Ritto GmbH & Co KG.

Building Automation and Security

The Group is a major player in this market. In 2003, it acquired Sweden's TAC, which was joined in 2004 by Tour Andover Control and Abacus Engineered Systems in the US. ABS (Advanced Buildings Systems) EMEA, which operates in Europe and the Middle East, came on board in 2005, followed by IBS (US and Asia) in 2006.

In 2007, Schneider Electric enhanced the security side of the business by acquiring Pelco Inc., the world leader in video security systems.

Energy management and metering

In 2005, Schneider Electric acquired Canada's Power Measurement Inc., a leader in metering systems, software and services for managing energy supply and consumption.

Critical Power & Cooling Services

In 2004, Schneider Electric became the European leader in critical power with the acquisition of MGE UPS Systems in France. In October 2006, it made a friendly offer to purchase all outstanding shares of American Power Conversion (APC), the global market leader. The transaction, which was approved by competition authorities and by APC's shareholders, was finalized on February 14, 2007. The new Business Unit is a major player in critical power and cooling services, offering the world's broadest portfolio of products, solutions and services.

2. An ambitious strategy to balance the acquisitions portfolio and generate long-term growth

Electricity is an extremely attractive global industry. The world has huge electrification needs, whether for renovating grids in mature countries or developing them in emerging countries (1.6 billion people have no access to electricity). Demand for electricity is expected to double between now and 2030, according to the International Energy Agency.

At the same time, automation is expanding everywhere, at home and in the workplace, while skyrocketing fossil fuel prices and growing awareness of the need to curb polluting emissions are driving enormous demand for energy savings.

Lastly, demand for ultra pure, ultra secure power keeps rising, particularly in electronics, information technology, Internet services and healthcare.

Worldwide, Schneider Electric is deploying an assertive strategy to take advantage of these many growth opportunities. As part of this strategy, the Group has entirely transformed its growth profile over the past six years.

Backed by its leadership in electrical distribution and automation, Schneider Electric has developed unique positions in new, fast-growing businesses such as critical power and cooling services, energy efficiency and services. It has also enhanced its presence in markets that are less sensitive to economic cycles, such as Infrastructure and Data Centers.

The Group offers a unique lineup that covers the entire installation lifecycle, meets local requirements and complies with international standards.

Assertive repositioning of the business portfolio has profoundly changed the Group's growth profile. This has allowed Schneider Electric to deliver strong, lasting growth and a higher operating margin.

Three strategic priorities

1/ A balanced business portfolio

The Group has completed its drive to broaden and balance the business portfolio both geographically and by market. The percentage of total revenue generated in emerging markets rose from 18% in 2001 to 32% in 2007. Schneider Electric is now the only Group in the world with solutions for energy efficiency (measuring consumption, identifying savings and deploying appropriate solutions), automation (control, monitoring and onsite or remote management) and critical power (pure, uninterrupted electricity).

As a growth and profitability driver, customer satisfaction is an integral part of Schneider Electric's organization and operating structure. Backed by an increasing number of partnerships with end users and other customers, the Group constantly innovates and invents solutions that meet manufacturers' and individuals' needs for performance, reliability and energy efficiency.

The Group also puts a heavy emphasis on services and has enhanced its presence in markets that are less sensitive to economic cycles, such as Infrastructure and Data Centers and Networks.

Schneider Electric is investing heavily in innovation and technology, with more than 4% of revenue devoted to R&D. At the same time, it is internationalizing its R&D resources and moving them closer to customers to innovate faster and more effectively.

2/ Enhanced competitiveness, globally and locally

Schneider Electric's new business model also involves simplifying to be faster and more responsive. The Group now produces close to customers to ensure top quality service. This very finely networked organization also allows each country to take advantage of best practices and leading-edge solutions and deploy them quickly.

To support this multi-local approach, the Group is rationalizing its back office operations (purchasing, supply chain, inventory and IT), developing continuous improvement programs for processes and deploying a single IT system for all units worldwide.

Between 2004 and 2007, production in emerging markets rose from 18% to 40% of total output thanks to the transfer of €787 million worth of production costs over three years. All together, productivity gains amounted to €0.9 billion between 2005 and 2007.

3/ A stimulating professional environment

For Schneider Electric, the commitment and involvement of 120,000 team members worldwide is what makes the difference in a fiercely competitive global marketplace.

Human resources evaluation and management resources are being harmonized worldwide so that all team members can fully express their potential and help execute Group strategy.

Schneider Electric is enhancing its forward-looking management, deploying skills-set plans to match new needs, increasing investment in training and stepping up programs with schools and universities to attract talent. The Group is committed to creating attractive and stimulating work environments, fostering all types of diversity, flattening the hierarchy and developing profit sharing programs. In 2007, the Group carried out a share issue as part of an employee stock purchase plan.

As part of its commitment to sustainable development, the Group is applying a global program to improve workplace health and safety and promote diversity.

3. The new^2 company program: from good to great

Schneider Electric's ambitious growth strategy is being deployed within the framework of the new^2 (New Electric World) company program for 2005-2008.

Through new^2, the Group has reaffirmed its ambition to be a great company to do business with, a great place to work, a great world partner and a great investment.

To achieve these goals, Schneider Electric has set ambitious targets for 2005-2008.

Customers

- A very satisfied customer rate of 44% at end-2008 (target raised following surveys).
- Dissatisfied customer rate down to 4% by end-2008.

At the end of 2007, the rate of very satisfied customers came to 42%, while the percentage of dissatisfied customers stood at 5%.

Employees

- Reduce the number of days lost due to work accidents by 20% per employee per year. At end-2007, the lost-time injury rate was down 16%.
- Develop competencies through three-year plans.
- Produce a quarterly report on progress plans implemented in response to employee satisfaction surveys.

Planet and society

- Improve the Group's social, environmental, societal and corporate governance performance to 8/10 by end-2008. At December 31, 2007, the barometer showed a rating of 7.62.

Since 2005, the Group has tracked its sustainable development performance according to ten indicators. The results are posted online at:

www.barometer.schneider-electric.com.

Shareholders

In light of the success of the new^2 company program's action plans, Schneider Electric has set new financial targets for 2007-2008:

- Achieve organic revenue growth of more than 6%.
- Deliver an EBITA (EBIT before amortization of purchase accounting intangibles) margin of between 13% and 15% throughout the business cycle. In 2007, the margin stood at 14.8%.
- Improve return on capital employed (ROCE) after tax by two points between 2004 and 2008. ROCE improved by 1.3 points in 2007 to 11%.
- Pay out 50% of net profit before goodwill to shareholders. The recommended dividend for 2007 corresponds to this rate.

• Optimize the balance sheet, with a debt-to-equity ratio of 48% after the APC and Pelco acquisitions. Taking into account the APC acquisition on a pro forma basis before the impact of the €1 billion capital increase, the ratio came to 69% at end 2007.

(See Outlook for 2007, page 76.)

4. Global leadership in five promising markets

After strategically repositioning its business portfolio, Schneider Electric now enjoys global leadership in five key markets: Energy & Infrastructure, Industry, Buildings, Data Centers and Networks and Residential.

This new geographic and market balance has allowed the Group to enhance and develop its dialogue with customers, notably by moving closer to end users. Schneider Electric has solutions to meet the needs of energy and water suppliers; manufacturers; managers of IT, transportation and communication infrastructure; builders and operators of single family homes, apartment buildings, stores, offices, hotels, hospitals, schools, cultural and sports facilities; and consumers.

These moves have allowed the Group to devise a unique array of products, solutions and services to optimize electrical energy, with the promise of efficiency, innovation, safety, comfort and ease of use.

2007 revenue by market

- Energy & Infrastructure
- Industry
- Buildings
- Data Centers and Networks
- Residential


12%
16%
17%
26%
29%

Energy & Infrastructure

The Energy & Infrastructure market offers enormous business prospects with long-term growth opportunities fueled by population growth, economic development, the expansion of renewable energies, deregulation of energy markets, increasing remote operation of infrastructure via the Internet, growing security needs, and outsourcing of numerous services.

The Energy & Infrastructure market includes communication networks; shipping; transportation; water, gas and oil distribution; water treatment and waste management.

Schneider Electric's lineup for this market comprises solutions for:

• Power supply, metering and quality.

• Process control.

• Utility management (lighting, ventilation, elevators, intruder alert, etc.).

• Remote multi-site management of production and electrical distribution infrastructure.

The Group's solutions help ensure that installations are available and safe while enhancing energy efficiency and controlling costs.

Energy

In the Energy market, Schneider Electric offers solutions to optimize the generation, distribution and sale of electricity. Its solutions are designed to enhance the quality and reduce the cost of each distributed kilowatt hour. The Group serves power companies, systems integrators, OEMs and panelbuilders with a lineup that integrates new web technologies and high value-added products and services to:

• Measure energy consumption.

• Supervise processes.

• Create and manage smart electrical networks.

• Offer prepayment systems that bring electricity to disadvantaged customers.

Infrastructure

Because uninterrupted service is critical from the standpoints of safety and comfort, Schneider Electric offers efficient, web-enabled metering, monitoring, critical power, management and remote-management solutions that guarantee a reliable, steady power supply.

Infrastructure operators, engineering firms, systems integrators, OEMs and contractors can find products, systems and services for electrical distribution, automation and control that meet their applications' specific requirements.

Water & electricity: immense needs

• 1.6 billion people do not have access to electricity.

• Power consumption is expected to double by 2030.

• Renewable energies are expected to account for 13% of electricity generation in 2030.

• 1.2 billion people do not have access to clean drinking water.

• Annual investment in water production, distribution and treatment amounts to €80 billion.

Source: IEA, World Water Council

Industry

Business in the Industry market is being driven by the massive expansion of automation, tighter requirements for energy savings, traceability and environmental protection, outsourcing of electrical installation management and demand for value-added services.

Schneider Electric designs energy optimization solutions for all sectors of this buoyant market, from food and beverage, packaging and automobiles to pharmaceuticals, electronic components and chemicals.

In 2007, the Group launched the ambitious Automation Conquest program for the Industry market.

The Group offers electrical installations that are both energy efficient and highly reliable, as well as flexible, open and easy to install automation solutions and remote management services via the Internet.

The Industry market lineup includes solutions for:

- Machine control and monitoring.
- Energy management and metering.
- Process automation.
- Electric power supply and distribution.
- Single site or multi-site production data management.
- Customer management.

Schneider Electric works closely with customers to get a thorough understanding of their applications and to help enhance productivity, flexibility, process and installation safety and product traceability.

The Group's main customers in this market include engineering and design firms, systems integrators, OEMs, panelbuilders and electrical equipment distributors.

Buildings

Over the past ten years, users have become much more demanding when it comes to comfort, security, communication and energy savings. Building automation and centralized building management have developed significantly in response to this global trend.

This market covers all types of service, commercial and industrial buildings, including offices, hotels, hospitals, shopping centers, manufacturing facilities, schools, sports and cultural centers and ships. Customers are looking for products and services that can optimize maintenance and energy costs and consumption while enabling simultaneous management from several sites via the Internet.

In 2007, the Group fully leveraged the synergy generated by strategic acquisitions over the past five years.

Schneider Electric's lineup for the Building market includes solutions for:

- Electric power supply and distribution.
- Utility management (lighting, air conditioning, elevators, intruder alert, etc.).
- Data exchange (Voice-Data-Image, Power Line Carrier and radio technologies).
- Multi-site remote management.

Available everywhere, the lineup complies with local standards and practices. The Group offers networkable products that are easy to install and operate.

Main customers include developers, engineering and design firms, systems integrators, contractors, panelbuilders, electrical equipment distributors and building operators.

50% of the world's people live in cities

- **In 2015, 36 mega-cities will have populations of more than 10 million (compared with 23 in 1996).**
- **Cities in developing nations will be home to 4 billion people by 2030.**

Source: UN World Urbanization Prospects, October 2006.

Data centers and networks

Metaphorically, data centers, which process and store millions on millions of bytes of information, are the central nervous systems of small businesses, multinational corporations and government services. Physically, they are buildings filled with servers in secure, air-conditioned rooms.

Given the growing digitalization of social, professional and personal activities, data centers represent a market destined for exponential growth. By 2010, there should be 45 million servers worldwide–nine times more than in 1996.

Yet as more and more servers are squeezed into data centers, more and more energy is needed to operate and cool them. Electricity represents 7% to 12% of current operating budgets, up 20% since 2003. This is expected to rise to between 25% and 40% in the years ahead.

As a result, CIOs in large and small companies, data center managers, software publishers, server manufacturers and other customers are looking for high performance, cost-effective solutions that are also reliable and secure. With the acquisition of APC in 2007, Schneider Electric now has a dedicated, unparalleled lineup to meet their needs.

Solutions include:

- Architecture design and installation audits.
- Leading-edge UPS systems, electrical switchgear, generators, solid state contactors, power inverters, harmonic filters, etc.
- Online supervision and analysis.
- Training and maintenance.

This new market represented 17% of Schneider Electric's business in 2007.

Residential

The market for single-family homes and apartment buildings is extremely diverse in terms of standards and regional characteristics. It offers significant growth prospects that vary from region to region.

In Western Europe and the US, demand for comfort, safety and energy savings dominates, which is why renovation and home improvement represent nearly two-thirds of the market. Thanks to Schneider Electric's diversified portfolio, the American real estate crisis in 2007 had little impact on business. In emerging markets, the Group is targeting newbuilding to serve immense needs, with a particular focus on large housing programs in Eastern Europe, the Middle East, China and other Asian countries.

In 2007, the Group leveraged the potential of recent acquisitions by streamlining its product and service ranges.

Schneider Electric's easy-to-operate, upgradeable and attractive solutions make homes safe and comfortable while facilitating communication.

The lineup covers:

- Electrical distribution.
- Home automation (supervision, safety, energy efficiency).
- Voice-Data-Image and Power Line Carrier communication networks.
- Critical power.

Main customers include architects, prime contractors, home builders, electricians, electrical equipment distributors and DIY superstores.

Single family homes and apartment buildings: a €29 billion market worldwide

- **Growing by more than 5% a year.**

Schneider Electric estimate

2007 revenue by market

- ■ Electrical Distribution
- ■ Automation & Control
- □ Critical Power & Cooling Services


14%
57%
29%

The Group has many rivals, but who are often limited in their scope. The competition breaks down into four broad categories:

- Large non-specialist manufacturers with diversified business bases, such as ABB, General Electric, Mitsubishi Electric and Siemens.
- Multinational specialist manufacturers, such as Omron and Rockwell Automation.
- Medium-sized companies–primarily in electrical distribution–with a more regional presence, including Eaton, Hager and Legrand.
- Smaller local companies such as Gewiss in Italy, Simon in Spain, Vacon in Sweden, Sick in Germany and STI in the US.

In its industry, Schneider Electric complies with all prevailing standards around the world. The majority of its lineup complies with world-recognized International Electrotechnical Commission (IEC) standards. In North America, Group products generally meet standards set by the National Electrical Manufacturers Association (NEMA), Underwriters Laboratory (UL) or American National Standards Institute (ANSI). Products in the UK, Australia and Asia comply with British Standards, while those in China and Japan meet the China Compulsory Certification (CCC) and Japan Industrial Standard (JIS).

5. Forefront positions worldwide

To balance its business portfolio and meet customer expectations even more fully, Schneider Electric has expanded into areas strategically related to its core businesses such as energy efficiency, critical power and cooling services, interoperability of products and IT systems and high value-added services.

Schneider Electric's lineup comprises three market-leading global brands (Merlin Gerin, Square D, Telemecanique), powerful regional or national brands (notably for installation systems and control), and benchmark specialist brands.

In 2007, the Group considered ways to streamline its brand portfolio.

Schneider Electric's positions*

	Electrical Distribution		**Automation**	**Industrial control**
	Medium voltage	**Low voltage**		
No. 1	ABB	Schneider Electric	Siemens	Schneider Electric
No. 2	Schneider Electric	ABB	Rockwell	Rockwell
No. 3	Siemens	Siemens	Schneider Electric	Siemens

	Installation systems and control	**Critical Power & Cooling Services**	**Customized sensors**	**Building automation and security**
No. 1	Legrand	Schneider Electric		Honeywell
No. 2	Schneider Electric	Emerson	Fragmented market	Siemens
No. 3	Matsushita	Eaton		Johnson Control
	Leviton			Schneider Electric

** This document contains information on Schneider Electric's competitive positions in 2007. To the best of the Group's knowledge, no exhaustive report has been drafted on products and systems for electrical distribution, automation and control.*
The Group has compiled data on its businesses through formal and informal contacts with industry professionals, especially trade associations. Schneider Electric estimates its market positions based on this data and actual revenue in each business.

Since Schneider Electric's products comply with the dominant standards in its host markets, the Group is able to meet most all of its customers' needs.

Integrated, intelligent, networked solutions

Whether for electrical distribution or for automation of machines, industrial processes and building utilities (HVAC, elevators, etc.), customers increasingly want a comprehensive solution to their needs.

In response, Schneider Electric has developed end-to-end offerings by market segment, backed by a wide range of services. These solutions are designed in 60 centers around the world. Specialized by industry and application, these centers have an in-depth understanding of business processes and needs.

Examples

- The Group's "Recommended Architectures" combine different products from the lineup to meet specific customer requirements. Examples include critical power architectures for hospital operating rooms, optimized automation and control architectures for machines, and electrical distribution/Voice-Data-Image architectures for office buildings.
- To facilitate installation management and optimize performance, Schneider Electric was one of the first to recognize and leverage the Internet's potential. By embedding web servers in its solutions, the Group allows operators to check data from PLCs at any time. With an ordinary web browser, users can manage their installations in real time from any location, program and monitor equipment, and optimize energy consumption and preventive maintenance.
- In buildings, these solutions can be used to manage all interior environment and safety systems via a local network.

In 2007, the Group broadened its lineup to promote integrated, networked, standardized systems that are easy to install and use.

Electrical Distribution

Number 1 worldwide in low voltage
Number 2 worldwide in medium voltage

The solutions in this category transform and manage high voltage electricity from the distribution grid. The medium voltage power is then sent directly to end users in industrial buildings and large commercial installations or transformed into low voltage power. The lineup includes circuit breakers, transformers, and busbar trunking for industrial, commercial and residential buildings.

Installation systems and control

Number 2 worldwide

Schneider Electric offers comprehensive solutions for the residential market, with protection devices like circuit breakers and contactors; switches, sockets, drives and thermostats; control systems for doors, gates and shutters; and security, fire alarm and intruder alert systems. The Group's Voice-Data-Image networks also bring telephone, television and Internet capabilities into each room.

Automation & Control

Number 1 worldwide in industrial control
Number 3 worldwide in automation devices

Schneider Electric has constantly strengthened its presence in automation and industrial control. The Group has pursued an active policy of partnerships and acquisitions to broaden its lineup, which comprises speed drives, human-machine interface (HMI) terminals, supervision, control and data acquisition (SCADA) software, packaging machine automation systems and motion control solutions.


A comprehensive business portfolio*
Market
• Energy & Infrastructure
• Industry
• Data Centers and Networks
• Buildings
• Residential
Medium and low voltage
Industrial automation & control
Building automation & security
Critical power & cooling services
Energy monitoring & control
Services
Installation systems & control (electrical devices and home automation)
Core businesses
New businesses
* Box size does not indicate percentage of revenue from the business.

Schneider Electric is also active in the fast-growing market for customized automation devices and sensors, thanks to acquisitions of such technological leaders as BEI.

Schneider Electric supplies programmable logic controllers and automation platforms, as well as specialized configuration, programming, operating assistance and supervision software.

Its vast industrial control lineup ranges from contactors, overload relays and motor circuit breakers to speed drives, motion controllers, sensors, control units and operator terminals.

Schneider Electric offers the most complete customized sensor lineup in the market, with leadership positions in angular speed sensors (number one worldwide in leading-edge quartz gyro technology), and in position and pressure sensors for the automobile, aeronautic and manufacturing industries.

Building Automation and Security

Number 4 worldwide

In the past four years, Schneider Electric has created one of the world's leading players in this market.

The Group has put together a comprehensive, innovative range of automation solutions backed by design and supervision software to manage building utilities. The range is based on open, integrated systems that address operators' real needs. These solutions make it possible to optimize installations, modernize them cost effectively, reduce maintenance costs and energy consumption and enhance comfort and security.

In October 2007, Schneider Electric enhanced the security side of the business by acquiring Pelco Inc., a worldwide leader in the design, development and manufacture of video security systems.

Energy metering and management

The 2005 acquisition of Power Measurement Inc. strengthened the Group's position in the distribution of high-quality electricity and in electricity management. The lineup combines intelligent measurement and monitoring devices with Internet-interface software to manage complex energy contracts in real time, improve energy quality, and ensure uninterrupted service.

Critical Power & Cooling Services

Number 1 worldwide

The critical power market is in the midst of strong and lasting growth driven by increased demand for high-quality, reliable electricity for a growing number applications and industries.

The February 14, 2007 acquisition of American Power Conversion (APC) has allowed Schneider Electric to expand even further in this market and become the world leader. By combining APC with subsidiary MGE UPS Systems, a Group member since 2004, Schneider Electric has put together an unparalleled portfolio of products and services and gained unrivalled geographic exposure and sales channels—plus the possibility of leveraging the two units' powerful innovation capabilities.

Services

Electrical distribution and automation systems have become highly computerized and extremely complex, driving strong demand for dedicated services. More and more, equipment management and maintenance are being outsourced. In addition, users want expert advice when they make investment decisions to enhance installation performance, improve energy efficiency and reduce maintenance expenses.

Schneider Electric offers a unique array of high value-added services to support customers throughout their installations' useful lives.

Energy efficiency

Energy efficiency solutions combining different components of the Group's lineup now represent substantial business volume, accounting for 20% of orders booked in 2007 (up 15%).

Thanks to its positioning, Schneider Electric has a unique ability to meet growing demand for optimized energy consumption resulting from higher energy costs and fast-changing regulations.

In response to the need for reliable, safe and high performance buildings and to help customers meet the growing challenge of energy efficiency, Schneider Electric is developing customized services to:

- Optimize energy consumption for greater efficiency (measuring consumption, identifying areas for potential savings, integrating automation devices to monitor and regulate power).
- Enhance electrical installation reliability and availability.
- Manage costs and risks related to operation and maintenance.

Energy efficiency: a major challenge

- **By accelerating efficiency gains, global energy demand in 2050 could be reduced to nearly half the level of today's consumption.**

Source: IEA, June 2006

6. Our customers are our partners

Backed by its unique business model, Schneider Electric reaches its customers through diversified channels, unlike its competitors. The Group makes a large portion of sales through distributors, systems integrators, contractors and specifiers. These partners provide strategically related value, and extend and amplify the Group's commercial and technical resources.

Quality and customer satisfaction: a strategic priority

Customer satisfaction is an integral part of Schneider Electric's strategy to grow a loyal customer base. Every contact with Schneider Electric should be a positive experience that leaves all customers, no matter where they are located, feeling acknowledged, understood and satisfied. This commitment is a key differentiating factor.

Surveys are conducted regularly in all countries to measure progress in customer satisfaction. The targets for 2008 call for a very satisfied customer rate of 44% and a reduction in the dissatisfied customer rate to 4%.

As in 2006, 90% of orders were delivered to distributors within 48 hours in 2007.

To enhance its team members' competencies, the Group has set up a sales and marketing institute within Schneider Electric University. All together, 10,123 sales people and marketing specialists have attended institute programs since 2006.

In 2007, a customer satisfaction training program was rolled out worldwide for the Group's 120,000 team members. This large-scale initiative testifies to the importance Schneider Electric places on customer relations.

Customers have access to 68 call centers, ten 24/7 regional technical centers, 50 customer training centers, online diagnostics and support services, a global e-catalog, downloadable software, and online information and training. To forge close contacts with customers and present the extremely diverse range of solutions offered by Schneider Electric and its partners, the Group organizes private professional trade shows called Initi@tive. The shows feature Schneider Electric's main products and solutions, as well as those of its partners, demonstrations, and an "à la carte" schedule of conferences. In 2007, five "Initi@tive" shows were held in China, Dubai, Poland, India and Brazil.

Distributors: a daily partnership

Electrical equipment distributors account for around 60% of the Group's total sales and 75% of catalog product sales. They offer a tight-knit network of 16,000 sales outlets worldwide.

Distributors are diverse and varied depending on country and product. This partnership includes local distributors, wholesalers, non-specialized professional distributors and large international groups such as Rexel and Sonepar in France, Nordisk Solar in Denmark, CED-Edmundson in the United Kingdom, and Graybar and Grainger in the United States. In the residential renovation market, Schneider Electric also sells products through large home improvement chains such as Home Depot and Lowes in the US, Kingfisher in the UK and Saint Gobain Distribution in France. In addition, the Group uses specialist distribution channels for highly technical products such as human machine interface and Voice-Data-Image transmission equipment, PLCs and industrial software.

Schneider Electric nurtures close relationships with distributors to provide end users with unparalleled local service, advice and product availability in 190 countries.

To maintain a high performance network, the Group works hand in hand with distributors on supply chain issues, technical training and marketing. Distributors have numerous resources at their fingertips, including the dedicated "My Schneider Electric" portal, through which they can access prices and technical information, place orders and download installation manuals around the clock.

Panelbuilders: experts in their area

Panelbuilders make and sell electrical distribution or control/monitoring switchboards, primarily for the Buildings, Energy and Infrastructure markets. Their main customers are contractors. Panelbuilders mostly buy low and medium voltage devices, such as circuit breakers and contactors, and increasingly, prefabricated systems.

There are more than 20,000 panelbuilders around the world with specific expertise and areas of specialization. Schneider Electric serves them with a tailored set of products and services that can help enhance their end product. Selected panelbuilders, chosen for their professionalism and ability to promote Schneider Electric's quality and safety values, receive advanced technical and marketing support.

Contractors: indispensable partners for building dedicated solutions

To devise customized solutions to end-users' specific needs, Schneider Electric works closely with contractors– a broad category that ranges from specialized or general electricians to large companies specialized in implementing equipment and systems to OEMs.

These partners add unique value by turning customers' ideas into working, purpose-designed systems. In addition, they often advise customers about the different possible solutions before a project begins.

Schneider Electric works actively with contractors by offering technical training and advice to help them devise the best response for a given project, from simple to complex applications.

Systems integrators: an effective local alliance

Systems integrators, the Group's historical customers, install automation devices for end users. The Group has developed the "Schneider Electric Alliance" with them to provide users with effective turnkey solutions and proactive local support. Thanks to this alliance of carefully selected partners, customers with automation projects can easily find qualified professionals located near their instal-

lations. The Schneider Electric Alliance has more than 700 members in some 30 countries.

Along with technical support, Schneider Electric provides these partners with advanced engineering resources so they can develop their business and become more competitive. These resources include a library of specific applications, specialized training, highly qualified technical support, advanced configuration software, and communication-standard-specific installations.

OEMs: partners in performance

Original Equipment Manufacturers (OEMs) continuously seek to improve machine performance and maintenance to meet their customers' needs in areas ranging from packaging to textiles, elevators to conveying, and materials handling and hoisting to HVAC.

As a result, they are increasingly demanding when it comes to high-performance solutions, competencies, reliability, quality, cost, innovation and time to market.

Schneider Electric works with nearly 30,000 OEMs through its operations in 106 countries, leveraging all its expertise and know-how to nurture their special partnership. These strengths include:

- Extensive knowledge of their applications.
- Dedicated centers of excellence that offer the most competitive solutions for new machines.
- International customer support to deliver high-performance after-sales service worldwide.
- A dedicated program for multi-site and global OEMs that enhances their ability to offer superior solutions on an international level.

Energy suppliers: customers today and tomorrow

There are some 11,000 electric companies around the world. They use Schneider Electric products and services in power generation (electricity for power plant equipment, automation and control), distribution (medium and low voltage networks) and marketing (pre-payment meters, related services).

The Group responds effectively to their expectations for local service with applications support and innovative products that help them meet important challenges like market deregulation and the development of renewable energies.

Global Strategic Accounts: a dedicated organization

Schneider Electric has a dedicated organization for global enterprises interested in developing special relationships with their key suppliers. The Group's preferred supplier contracts ensure high-level contacts for these global strategic accounts.

Thanks to shorter communication and decision-making circuits, this organization can leverage resources across the Group and around the world very quickly. Dedicated teams and direct senior executive-level involvement offer tangible value added that sets Schneider Electric apart in its relationship with major accounts. The goal is to provide the right solutions and services at each stage of a company's international expansion and achieve the highest level of customer satisfaction.

Some 70 global customers benefit from this organization, including Air Liquide, Carrefour, Ford, Glaxo Smith Kline, IBM, Lafarge, Nestlé, PSA Peugeot Citroën, Total, Toyota, Unilever, Veolia and Wal Mart.

They are able to tap into the Group's deep knowledge of process automation (automobile manufacturing, cement production, etc.), energy management in large industrial and commercial buildings (pharmaceuticals, mass retailing, etc.), data center protection and electrical distribution and monitoring for water treatment.

In June 2007, the Strategic Management Association (SAMA) recognized Schneider Electric's dedicated organization with its annual award for outstanding strategic account management.

Specifiers: well-informed relays

Specifiers, including engineers, architects and design firms, play a key role in meeting growing demands for comfort, ergonomy and design. They are critical partners for Schneider Electric's growth, notably in the promising Buildings and Residential markets, which include newbuilding, renovation, single-family homes and apartment buildings.

For this reason, the Group keeps them informed of all innovations and solutions that improve installation performance, safety and comfort.

To do this, it organizes reserved exhibits, prepares electrical installation guides, develops installation design software and sets up training centers.

7. A global organization with local roots

An organization focused on customer satisfaction, growth and innovation

Schneider Electric has 120,000 employees around the world. With its global organization and local operations and distribution networks, the Group is a reliable, responsive and efficient partner to all its customers.

The Group designs innovative, integrated, networked solutions that respond to current and emerging issues facing manufacturers, infrastructure and data center managers, the building and electric power industries, property developers and end users.

Schneider Electric is the only company in the world with products and services that comply with all national and international standards.

The Group is organized to meet four main objectives:

- Make customer satisfaction a major growth driver and key differentiating factor.

- Leverage the benefits of the Group's multinational/ multilocal scope.
- Facilitate the integration of acquisitions and the start up of new businesses.
- Speed innovation in all areas (technology, business and customer service).

The Group comprises:

4 Operating Divisions

- Asia-Pacific Operating Division,
- European Operating Division,
- International Operating Division.
- North American Operating Division,

8 Business Units

- Building Automation and Security,
- Critical Power & Cooling Services,
- Customized Sensors,
- Industrial Automation and Control,
- Installation Systems and Control.
- Power,
- Renewable Energies,
- Services and Projects,

5 Corporate Divisions

- Finance,
- Globalization & Industry,
- Human Resources,
- Quality,
- Strategy, Customers & Technology.

Innovation: a more comprehensive approach to spur creativity

The in-depth technological changes of today's world are having a profound impact on lifestyles and work habits. As energy efficiency becomes indispensable and automation, information and communication technologies converge, innovation for innovation's sake is no longer a valid response to energy issues. Customers are looking less for bells and whistles than for integrated solutions that will make their lives easier and optimize costs.

This assessment, made by Schneider Electric's Innovation Department (created in November 2006), has become the cornerstone of the Group's innovation strategy. A key component of this comprehensive approach to innovation is to acquire the necessary competencies and know-how to integrate or combine existing technologies. Another is to focus first and foremost on customers' current and future needs, with the goal of giving each customer the world's very best products, solutions and services. And, at the same time, of making Schneider Electric ever more innovative for its partners and users.

The Schneider Business Innovation System: more ideas, better selected cross-functional projects and more quickly available solutions

In 2007, Schneider Electric formalized a broader approach to innovation encompassing both technology and market aspects (meeting new needs, marketing, customer service). This approach is designed to make Schneider Electric even more creative and responsive so that the Group can deliver breakthroughs to its core markets.

In 2007, Schneider Electric officially launched the Schneider Business Innovation System.

The basic idea is to spur innovation by observing and analyzing the world around us from four angles:

1/ Changes in customer needs and anticipation of future priorities.

2/ Major sociological trends (mobility, permanent connection via new communication and IT resources, energy efficiency, etc).

3/ Technological breakthroughs that could influence Schneider Electric's businesses.

4/ Process orthodoxy (can we do the same thing differently?).

Constant monitoring from these four angles brings new ideas to the surface that are then incubated and analyzed for potential value and feasibility. This process for bringing innovative projects to maturity was first deployed in 2007 in China, a flagship region in light of its vibrancy and growth potential.

Customer satisfaction: an integral part of innovation

Responding to customer specifications is a key moment in the innovation process. To align its response to user expectations, Schneider Electric analyzes and assesses each request so that no stone is left unturned in finding an innovative solution. Improving design quality, offering simplicity through innovation, guaranteeing technical compliance and reducing time to market are ongoing objectives.

To achieve these goals, Schneider Electric involves its host countries in lineup development. In addition, it increasingly co-develops or "co-invents" with Global Strategic Accounts, particularly OEMs.

Schneider Electric is committed to developing and patenting products that can be marketed worldwide to meet demand for product and system interoperability.

Worldclass R&D

The Group's R&D investments put it among the top world players in its businesses.

Around a third of the R&D budget is devoted to maintaining the product ranges, increasing quality levels, reducing raw material, component and process costs, and adapting products to new environmental regulations such as RoHS, Reach and WEEE–a Schneider Electric priority.

Nearly two-thirds go to innovation and new product research. The objective is to design and market products and solutions that deliver more and more value to users.

New products and solutions in 2007 included:

• Modicon M340, a new generation PLC.

• SunEzy, a new range of UPS systems, supervision and communication devices and electrical enclosures for photovoltaic power.

• Konnex smart solutions for centralized management of heating, lighting and air conditioning offering energy savings and greater safety.

• Inca 3D a conductor modeling software that combines energy efficiency and innovation.

International facilities and partnerships

Schneider Electric has significantly internationalized its R&D base to innovate closer to customer needs, adapt production processes to local conditions and locate centers where the best skills can be found.

This international network allows the Group to meet its global R&D needs. In electrical distribution, several centers were brought together in a single facility called Electropole. Located in Eybens, near Grenoble, France, Electropole is the Power Business Unit's largest R&D center. It was equipped from the start with a photovoltaic power generation system. UPS R&D is located in Saint Louis, Missouri (USA), where the leading IT equipment manufacturers are based. As for low voltage equipment, new range development is focused in northern Europe (mainly Sweden) and Australia.

In 2006, new centers were opened in Bangalore, India and Shanghai, China.

On April 12, 2007, a new test laboratory was inaugurated in Jihshan, China for low voltage circuit breakers, contactors and other electrical distribution products. It reports to the R&D center in Shanghai. Representing a total investment of €7.6 million, this leading edge facility is Schneider Electric's first test laboratory in Asia and third worldwide, after the US and Asia.

In all, Schneider Electric's R&D centers employ 6,500 people around the world.

The Group works with some fifty university and private laboratories and has forged technological partnerships with manufacturers offering strategically related expertise. These include Toshiba for speed drives, Fuji Electric for low voltage circuit breakers, Tata Elxsi for embedded software and IBM for quality control and traceability solutions for the microelectronics and food and beverage industries.

Sixty centers dedicated to applications such as elevators, packaging, textiles and data centers support this system. Their mission is to develop the best possible solutions with customers, with input from contractor and systems integrator partners.

Schneider Electric Ventures gives the Group a technology intelligence resource and presence in emerging markets. Each year since 2003, this venture fund has invested in one to four high-tech start-ups whose innovations fit with the Group's future development. Focus areas include nanotechnologies, sensors, optoelectronics, micro-generation, home automation and energy savings.

Examples of investments in emerging markets in 2007 included:

• Solaire Direct, the first electric company in France fully dedicated to solar power. Solaire Direct builds PV solar power plants and installs residential photovoltaic panels.

• Consumer Power Line, a US-based company that helps infrastructure managers reduce electricity demand during peak periods and, when possible, re-sell unused amounts at above-market prices.

Lastly, Schneider Electric entered into a technological partnership with R-System in 2007 to develop new refrigeration and air conditioning solutions for large stores.

Innovation: a priority

• More than 4% of revenue devoted to R&D.

• 6,500 R&D team members in 25 countries.

• Cooperation agreements with more than 50 prestigious laboratories.

• A venture capital fund focused on advanced technologies.

Promising research avenues

To be useful, R&D needs to serve customers. For this reason, Schneider Electric works to meet today's needs while anticipating tomorrow's. The Group's R&D teams and centers focus in particular on two topics that represent a major shift for Schneider Electric's research and innovation:

• Product and system interoperability, notably in the areas of home automation and building management.

• Efficient energy management, i.e., the ability to measure, optimize and supervise electricity use.

Schneider Electric has also stepped up its research and innovation in advanced communication (wireless and Powerline Carrier technologies), energy management (remote metering and monitoring, notably for multi-site clients), miniaturization and microsystems (smart, multifunctional sensors) and energy recovery.

In September 2007, the European Commission approved the HOMES residential energy efficiency program financed by France's Industrial Innovation Agency and led by Schneider Electric, in cooperation with 14 partners.

The idea is to organize a building like a smart, networked system to reduce energy consumption by 10% to 30% and optimize comfort. Each area of the building will have an active control unit equipped with sensors that measure various parameters (environment, presence, lighting level, etc.). The control unit will use this data to manage equipment and communicate with users. In this way, it should be possible to manage energy use based on occupancy, air quality or ambient lighting in a room or area.

Between now and 2011, the scheduled date for pre-industrialization, the HOMES team will design architectures, launch technical research and pre-development work, set up prototype platforms and test all the solutions.

HOMES is one of the most promising programs in the works because it will drive a series of innovations that promote the concepts of interoperability and smart automation. One example is "comfort" sensors that will acquire and transmit the necessary data on physical characteristics to manage building comfort. Some of these sensors will be wireless/batteryless, and therefore very easy to install and use. Another example is multi-source switchboards that make it possible to wire and operate systems running off different power sources. This will allow optimized management of different combinations (conventional sources and renewables).

Award

In 2007, Frost & Sullivan awarded its product innovation prize for North America to Schneider Electric in the area of energy quality and energy management solutions.

These innovations included:

- **PowerLogic ION 8800 and PowerLogic ION 8600, two devices that allow distributors to invoice energy consumption while complying with legislation on network stability.**
- **PowerLogic Ion Enterprise and PowerLogic System Manager, energy management software with a web interface.**
- **PowerLogic ION EEM, an energy management solution with advanced functions that can unify a company's energy, emissions and energy quality strategies.**

Global, selective purchasing

Purchases correspond to around 50% of consolidated revenue and play a crucial role in the Group's technical and business performance. To use this lever to the fullest, the Group has decided to globalize 80% of purchases from strategic suppliers and increase local sourcing in emerging markets to 50% as part of its program to re-balance costs and revenue.

Schneider Electric primarily purchases raw materials such as silver, copper, aluminum, steel and plastics, as well as components, electronic products and services. The supplier list includes international firms, as well as many small and medium sized companies. Suppliers are selected for their know-how, the quality of their products and services, their competitiveness, their ability to support the Group's globalization approach and their compliance with environmental and human rights requirements. As a supporter of the United Nations' Global Compact, the Group encourages suppliers to join as well. A sustainable development agreement sets out each party's specific commitments.

** Launched by former UN Secretary General Kofi Annan at the 1999 World Economic Forum in Davos, Switzerland, the Compact encourages businesses to adopt, support and apply ten fundamental values in the areas of human rights, labor and environmental standards and the fight against corruption.*

Worldwide redeployment of production and supply chain resources

Schneider Electric has more than 211 production sites, of which 45% manufacture for the global market. The other units are located as close as possible to their end markets. Although design or esthetic features may be adapted to meet local requirements, the Group standardizes key components as much as possible to maximize economies of scale. This global/local approach helps Schneider Electric optimize profitability and service quality.

Drawing on its global scope, the Group has re-balanced and optimized its manufacturing and supply chain resources.

The Group's objectives were to:

- Produce as close to customers as possible to improve service quality and responsiveness.
- Achieve a lasting balance between production costs and revenue within each currency zone to limit the impact of foreign exchange fluctuations.
- Produce and source in the most competitive region for a given product. This means low-wage countries for products with a high labor content, for example, and developed countries for complex, highly automated processes and services that require a strong local presence.

In Western Europe and the United States, rightsizing plans have been deployed with a focus on specializing units, reducing their number and increasing their size. At the same time, the Group has moved manufacturing closer to demand by increasing capacity in Eastern Europe, Mexico, India, China and the rest of Asia.

At the same time, an industrial excellence program called Schneider Production System (SPS) has been deployed in all plants to substantially and continuously improve quality, service and productivity. Based on a Lean Manufacturing approach, SPS is supported by the extension of Six Sigma and Quality and Value Analysis programs across the Group. By deploying these optimization methods globally and sharing best practices, the Group intends to lift the operational performance of all its plants to the same high standard.

Schneider Electric's plants and products comply with increasingly extensive and stringent European regulations and with international standards governing environmental protection in all host countries.

In 1992, Schneider Electric defined a formal environmental policy, which was revised in 2004 to take account of changes both inside and outside the Group. This policy is designed to improve production processes, promote eco-design, integrate customer expectations into the Group's environmental protection approach and raise awareness among all employees and partners about environmental protection and energy savings. In order to limit risks related to the environment generally, the Group has implemented an ISO 14001-compliant process to continuously improve the environmental performance of its plants and logistics centers.

A major IT systems project

On November 2, 2004, Schneider Electric signed a contract with Capgemini with the goal of enhancing efficiency and reducing the IT function's overall cost. The two-pronged contract involves outsourcing all of the Group's IT functions and departments in Europe and designing, developing and deploying a global SAP-based ERP system called Bridge that will be installed in all units. The IT departments of some 100 European subsidiaries in 31 countries were effectively outsourced in 2005.

In 2007, drawing on three years of experience, the partners identified areas for improvement in their agreement with a view to making it more efficient. As a result, 13% of the Capgemini employees assigned to Schneider Electric facilities management and Group projects in Europe will join Schneider Electric by the end of first-quarter 2008.

The alpha version of the Core System was launched in India in 2007 for testing. In 2008, a beta version will be deployed in a second pilot group comprising Hungary, Austria, Croatia, Romania, Slovakia and Slovenia. Group-wide installation will begin in 2009, with a four-year roll-out.

A dedicated governance and cost-control organization has been set up for this project.

8. Human Resources

Developing a global system for managing human resources

Schneider Electric's strategic repositioning has had a significant impact on the Group's size and skills profile. In 2007, its corporate community comprised 120,000 people representing several dozen nationalities. What's more new competencies, notably in innovation and solutions, have been added to the Group's traditional expertise.

The Group's human resources departments have had to adapt to this new situation, especially in 2006 and 2007 when many acquisitions were made. Global human resources policies have been designed to support this growth, develop the necessary skills, anticipate changes in the Group's businesses, create an attractive and stimulating working environment and define Schneider Electric's new values.

Measures to meet new needs

The Competency Master Plan

To meet these objectives, the Group has continued to deploy its Competency Master Plan for global human resources management. Designed with input from HR managers and team members around the world, the system is based on a shared set of job classifications and competencies that provides the basic information needed for human resources management.

The system's competency plans allow the country organizations and various departments to define the skills sets they will be needing in three years' time based on business plans and analyses of changes in the business. This information can then be used to establish the necessary hiring, training and mobility programs. The competency plans are used in all the Group's units.

All employees have the opportunity to map out their career paths with their managers during individual competency interviews, taking into account changes within the Group's businesses. In this way, they can discuss possible directions for development and identify useful training programs to build their future.

Geographic re-balancing

The Group's commitment to producing close to customers, notably in emerging markets, has led it to rebalance human resources at production sites. This has been done through targeted hiring plans.

Managing acquisitions

Schneider Electric's human resources policies also pay special attention to acquisitions. They offer situation-specific resources and advice to managers to help them retain newly arrived talent. These include motivating career plans, training, and suggestions on ways to create a stimulating working environment.

Diversity

Part of adapting human resources to the Group's new configuration has involved promoting all types of diversity.

In 2007, particular emphasis was placed on increasing the


Workforce
by region in 2007
Europe
North America
Asia-Pacific
Rest of the World
6%
43%
27%
24%

number of women in management, with the goal of filling 30% of key positions worldwide with women engineers and managers in the next four years.

Schneider Electric's commitment to promoting women was demonstrated in several ways during the year:

- The Group partnered a Chinese delegation at the Third Women's Forum in 2007. The 50 women, all decision-makers and representatives of the role women want to play in China, participated in a series of meetings and conferences in which they were able to exchange their views on economic and societal issues.
- In France, the Group also partnered with Institut National des Sciences Appliquées (INSA) in Lyon and Ecole Nationale Supérieure des Techniques Appliquées (ENSTA) in Paris on a program called "Choisis ta Vie" (Choose Your Life) to assist 20 women engineering students in planning their career paths. The participants attended a three-month collective training program at Schneider Electric and received personalized mentoring from women managers at the Group. The program will continue in 2008.
- Two programs were carried out to help high-potential women emerge and accelerate their careers:

- First, 100 high-potential women were identified in an outgrowth of the People Review process. This allows the Group to identify key women in all Schneider Electric units worldwide and track them throughout their careers.

- Second, a brainstorming group was set up to formulate ten major measures that will be deployed within the Group to enhance promotion of women.

- The Group supported Talent and Performance Management, which encourages mobility for women among Schneider Electric's units and 106 host countries.
- The Group organized a Women's Forum on October 29 and 30, 2007 at which some sixty Schneider Electric employees from all career horizons discussed professional development opportunities for women within the Group.

In addition:

- Schneider Electric's traditionally all-male Executive Committee now includes a woman: Karen Ferguson, Executive Vice President Global Human Resources.
- In France, Schneider Electric signed a Group-wide agreement for 2007-2009 that includes all subsidiaries for the first time. This decisive step forward for diversity is designed to promote employment, training and job opportunities for the disabled, in compliance with the French law of February 11, 2005 mandating equal rights, opportunities, participation and citizenship for the disabled. Under the agreement, the Group will take on 45 disabled work-study participants, hire 45 disabled employees, develop agreements and partnerships with local communities to facilitate applicant searches, enhance ties with the protected employment sector, and offer similar quality of life and career path opportunities as for non-disabled employees.

Attracting and developing talent

The diversity of the countries, markets and customers served by Schneider Electric is reflected in its workforce. The Group is committed to developing and promoting multi-cultural teams with managers from different countries who are able to take on major responsibilities in a decentralized organization. This policy helps Schneider Electric attract, lock-in and develop the best people in its 106 host countries.

The Group encourages geographic mobility and nurtures international leadership. This is one of the goals of the Marco Polo international hiring program, which recruits some 100 people a year. Marco Polo gives high potential graduates interested in international mobility the opportunity to kick off their Schneider Electric careers with a job in a foreign country.

Training is a key success factor at all levels of the organization. Schneider Electric has developed partnerships with prestigious business and engineering schools and targeted universities around the world. In 2007, it stepped up its programs with INSEAD in France, ESE in Barcelona and the London Business School to bolster MBA recruitment.

Also during the year, Schneider Electric University considerably expanded its programs on customer focus, continuous change, leadership skills and attitudes and professional expertise through several specialized institutes.

During the year, 1,837 participants representing 71 nationalities attended seminars on developing leadership and global expertise. The number of women in attendance was up 155%. More than 800 customers around the world were interviewed as part of these programs.

The university opened two new institutes in 2007: Finance and Control and Human Resources.

More than 7,000 employees benefited from e-learning, notably for English language training. More than 6,000 received training locally thanks to the deployment of the Schneider Electric institutes' programs in the Country Organizations.

The Group is also deeply committed to keeping its employees' competencies fresh through regular evaluations, appropriate information and training and skills certification programs. When headcount needs to be scaled back, the units take vigorous steps to find inplacement solutions or to help those made redundant to start their own businesses. (See Schneider Electric's social performance indicators, pages 77 to 98).

In 2007, Schneider Electric and the European Metalworkers' Federation (EMF) signed an innovative European agreement on anticipating employment needs and skills, promoting social dialogue and professional training during cross-border organizational changes. This agreement will allow Schneider Electric to maintain its competitiveness while ensuring its team members' development and employability.

Lastly, the Group gives employees a stake in achieving targets and in Schneider Electric's performance through profit-linked incentive plans, employee share ownership, stock option programs and bonuses. In the spring of 2007, the Group carried out a share issue open to members of the employee stock purchase plan or entities set up to hold shares on the behalf of employees.

9. Risk factors

Risk factors related to the Company's business

The Group operates worldwide, in competitive and cyclical markets

The worldwide markets for the Group's products are competitive in terms of pricing, product and service quality, development and introduction time and customer service. The Group faces strong competitors, some of whom are larger or developing in certain lower cost countries. The Group is exposed to cyclical fluctuations in the rate of economic growth of, and level of capital expenditures in, the various countries in which it operates, though the impact of downturns in a particular market may be limited by the diversified nature of its end user markets.

As the Group also operates in emerging or developing countries for 32% of its business, it is exposed to the risks associated with those markets.

The Group's wide international presence exposes it to many economic, legal and political risks in its host countries. These include risks arising from social unrest (particularly, strikes and walk-outs), political instability, unforeseen regulatory changes, restrictions on capital transfers and other obstacles to free trade, and local tax laws, all of which may have an adverse effect on the Group's business, results of operations or financial position.

The Group has implemented procedures designed to protect it from the effects of these risks, which are generally beyond its control, and to manage them as effectively as possible. The protection provided by these measures may nevertheless prove to be inadequate.

The development and success of our products depends on our ability to develop new products and services and adapt to the market and to customer needs

The markets in which we operate experience rapid and significant changes due to the introduction of innovative technologies. Introducing new technology products and innovative services, which we must do on an ongoing basis to meet our customers' needs, requires a significant commitment to research and development, which may not result in success. Our revenue and margins may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace or if our products, systems or service offers are not brought to market in a timely manner, become obsolete or are not responsive to our customers' requirements.

In order to meet these challenges, the Group has an R&D budget, which, at more than 4% of revenue, is among the highest in the industry. R&D involves some 6,500 employees around the world, a number of them in development centers located in 25 countries. This ongoing commitment has allowed the Group to accelerate time to market and leverage the technology of strategic partners with whom it has also forged alliances to expand its lineup or geographic coverage. The Group has brought together all of its electrotechnical, electronic, electromechanical, software and

other technical competencies by creating technology parks in China, the US, France and Japan.

Global support centers have also been established in Mexico, India and China to provide the technology parks with additional skills and development capacity at a very competitive cost.

The Group's business growth depends on its ability to develop, deepen and enhance customer relationships. The Group must constantly offer customers innovative solutions built around high quality products and services incorporating leading-edge technologies that are closely tailored to customer needs and expectations. However, the Group does not have any exposure with a particular customer. Its ten largest customers represent less than 25% of its revenue.

Increasingly high customer satisfaction rates represent an important source of competitive advantage for the Group. It closely tracks the results of the quarterly surveys conducted in 55 countries among customers representing some 96% of its annual revenue. Improvement targets are set for each country, backed by specific action plans and progress monitoring procedures.

The Group's strategy involves growth through acquisitions, joint ventures and mergers, which may be difficult to identify and/or execute

The Group's strategy involves strengthening its capabilities through acquisitions, strategic alliances, joint ventures and mergers.

External growth projects are examined in detail by the business units, country organizations and corporate functions (Strategy, Finance, Legal Affairs and Human Resources) concerned under a rigorous internal process developed and led at Group level. A launch committee is responsible for initiating the review process to identify the risks and opportunities associated with each external growth project, while a validation committee reviews the results. Projects that successfully come through the review process are submitted for approval to the Group acquisitions committee made up of the main members of the Group's Senior Management. The largest projects require the prior approval of the Management Board and, in some cases, the Supervisory Board.

External growth transactions are inherently risky because of the difficulties that may arise in integrating people, operations, technologies and products, and the related acquisition, administrative and other costs.

The Group has therefore developed a process for integrating newly-acquired businesses that extends over a period of 6 to 24 months depending on the type and size of the newly acquired entity. The integration scenario for each acquisition varies depending on whether the business was acquired to strengthen the Group's existing lineup, extend the lineup or penetrate a new segment. All told, there are five scenarios ranging from total integration to separate organization. Depending on the strategic objective, a matrix is drawn up showing the required level of integration for each of the newly-acquired business's core functions, i.e. front office (sales force and brand), back office, R&D, corporate functions and management reporting. An integration plan is drawn up for each acquisition and submitted to the acquisitions committee for approval. The plan is implemented by an integration manager who reports to a Steering Committee that initially meets at monthly intervals and then on a quarterly basis.

The unit that presents the external growth project is accountable to Group Senior Management for meeting clearly-defined business plan targets covering the performance of the new business and expected synergies with existing businesses. Actual performance is measured against business plan targets during quarterly business reviews and, for the largest acquisitions, by the Management Board and Supervisory Board.

The follow-up of the value of the acquisitions implemented is done through annual impairment tests.

Value in use is determined by discounting estimated future cash flows that will be generated by the tested assets. Estimated future cash flows are based on management's economic assumptions and operating forecasts, as well as long-term growth prospects generally equivalent to forecast inflation. The discount rate corresponds to Schneider Electric's weighted average cost of capital (7.5% at December 31, 2007 and 2006), plus a risk premium depending on the region in question.

The majority of the Group's goodwill is allocated to CGUs in Europe and the United States. This goodwill is tested for impairment using a discount rate equal to the Group's weighted average cost of capital, with no risk premium. The perpetuity growth rate for these CGUs was 2% in 2007, unchanged from the previous year.

The Group may be the subject of product liability claims and other adverse effects due to defective products, design faults or harm caused to persons and property

Despite its testing and quality procedures, the Group's products might not operate properly or might contain design faults or defects. These design faults and defects could result in product liability claims, loss of revenue, warranty claims, litigation, a fall-off in demand or harm to our reputation for safety and quality. To prevent or limit these risks, the Group recalls products if there are any doubts about a component, even if the defect is random and does not pose a safety risk.

Schneider Electric is covered by a global liability insurance program. Insured values under these programs adequately cover the Group's exposure to liability claims in connection with its businesses.

Information systems risk

The Group operates, either directly or through service providers, a wide range of highly complex information systems (servers, networks, applications, databases, etc.) that are essential to the efficiency of its sales and manufacturing processes. Failure of any of these hardware or software systems, a fulfillment failure by a service provider, human error or computer viruses could adversely affect the quality of service offered by the Group.

The Group regularly examines alternative solutions to protect against this type of risk and has developed contingency plans to mitigate the effects of any information system failure. Dedicated governance structures have been set up to manage relations with service providers responsible for outsourced IT systems operations.

Problems may also be encountered during the deployment of new applications or software. In particular, a project was launched in 2005 to design, develop and build a Group-wide SAP-based ERP system. The initial vision and detailed design phases were completed in July 2005 and the core system is now being built, for deployment on several pilot sites over the period 2007-2009. Once the trial phase has been completed at the end of 2009, the system will be rolled out to the entire Group over a period of around four years.

In view of the project's complexity, extensive functionalities and its worldwide deployment, a dedicated governance and cost control structure has been set up to track attainment of project milestones and limit the related risks.

However, despite the Group's policy of establishing governance structures and contingency plans, there can be no assurance that information systems projects will not be subject to technical problems or execution delays. While it is difficult to accurately quantify the impact of any such problems or delays, they could have an adverse effect on inventory levels, service quality and – consequently – the Group's financial results.

The Group is dependent upon hiring and retaining highly qualified management and technical personnel

Competition for highly qualified management and technical personnel is intense in the Group's industry. Its future success depends in part on the Group's ability to hire, assimilate and retain engineers and other qualified personnel.

The Group's human resources strategy is designed to create a motivating working environment. Specific policies have been developed covering international mobility, career development, training and compensation. The Group's expatriates help it prepare the future of its business, build local teams and assemble the necessary skill-sets in targeted regions. The Group places considerable emphasis on training to deepen its skills base and retain employees.

The development and success of the Group's products depends on its ability to protect its intellectual property against competitors

The Group's future success depends to a significant extent on the development and maintenance of its intellectual property rights. Third parties may infringe the Group's intellectual property rights, and the Group may expend significant resources monitoring, protecting and enforcing its rights. If the Group fails to protect or enforce its intellectual property rights, its competitive position could suffer, which could have an adverse effect on its business.

In order to mitigate this risk, the patents developed or purchased by the Group are tracked by the Industrial Property team within the Finance & Control - Legal Affairs Department. All industrial property information for the main Group subsidiaries is transmitted to this team, which is responsible for managing and protecting these intangible assets throughout the world. The same procedure is followed for trademarks.

In 2005, the Group decided to combat violations of industrial property rights more vigorously, taking legal action against patent counterfeiters in Germany, Italy, France and other jurisdictions.

The Group's plants and products are subject to environmental regulations

The Group's plants and products are subject to extensive and increasingly stringent environmental laws and regulations in all of its host countries.

In order to limit risks related to the environment generally, the Group is involved in a process to continuously improve the environmental performance of its plants and products. In 1992, the Group published a formal environmental policy, which was recently redefined to take account of changes both inside and outside Schneider Electric.

The policy is designed to improve manufacturing processes, promote eco-design and integrate customer concerns in the area of environmental protection. It also aims to identify, assess and prevent environmental risks, in order to guarantee full compliance with all environmental laws and regulations applicable to the Group's businesses. Environmental provisions are booked when the risks can be reliably measured or it is probable that clean-up work will be performed and the related cost can reasonably be estimated. No estimate is made of the potential cost of unidentified environmental risks. The Group expects its spending on environmental compliance programs to increase as a result of changes to existing environmental regulations and the introduction of new regulations.

There can be no guarantee that the Group will not be required to pay significant fines or compensation as a result of past, current or future breaches of environmental laws and regulations by companies that are currently or were previously members of the Group. This exposure exists even if the Group is not responsible for the breaches, in cases where they were committed in the past by companies or businesses that were not part of the Group at the time.

The Group may be exposed to the risk of claims for breaches of environmental laws and regulations. Such claims could adversely affect the Group's financial position and reputation, despite the efforts and investments made to comply at all times with all applicable environmental laws and regulations.

If the Group fails to conduct its businesses in full compliance with the applicable environmental laws and regulations, the judicial or regulatory authorities could require the Group to conduct investigations and/or implement costly clean-up measures to deal with the current or past contamination of current or former facilities or off-site waste disposal facilities, and to scale-back or temporarily or permanently close facilities in accordance with the applicable environmental laws and regulations.

The Group's international operations expose it to the risk of fluctuations in foreign exchange rates

Because a significant proportion of transactions are denominated in currencies other than the euro, the Group is exposed to risk arising from changes in exchange rates. If the Group is not able to hedge them, fluctuations in exchange rates between the euro and these currencies can have a significant impact on its results of operations and distort year-on-year performance comparisons.

The Group actively manages its exposure to currency risk to reduce the sensitivity of earnings to changes in ex-

change rates. Hedging programs mainly concern foreign currency receivables, payables and operating cash flows, which are generally hedged by means of forward sales.

Depending on market conditions, risks in the main currencies may be hedged based on recurring forecast flows using contracts that expire in 12 months or less.

The Group's currency hedging policy is to protect subsidiaries against risks on all transactions denominated in a currency other than their functional currency. More than twenty currencies are involved, with the US dollar, Hong Kong dollar and British pound representing the most significant sources of risk.

The financial instruments to hedge the exposure of the Group to fluctuations in exchange rates are described in notes 20.1 and 20.3 to the consolidated financial statements for fiscal year 2007, pages 137 and 138 below.

In 2007, revenue produced in foreign currencies came to €12,334 million.

The main exposure of the Group in terms of currency exchange risks is related to the US dollar and to currencies influenced by the US dollar. The Group estimates that in the actual structure of its operations, a 10% increase of the euro compared to the US dollar would have a negligible impact on operating margin

Interest rate risk

The Group is exposed to risks associated with the effect of changing interest rates. Interest rate risk on borrowings is managed at Group level, based on consolidated debt and according to market conditions. The core aim of interest rate management policies is to optimize overall borrowing costs. Most bond debt is fixed rate. At December 31, 2007, 66% of gross debt was fixed rate.

Less than one year and/or with a variable rate, the Group has a net cash available of about €1.1 billion.

	Up to 1 year	1 to 5 years	More than 5 years
Financial liabilities	2,401	1,695	2,091
Financial assets	1,269	271	-
Net position before management	**1,132**	**1,423**	**2,091**

A 1% change in interest rates would have an impact of around €8 million on the Group's financial expense.

The financial instruments used to hedge the exposure of the Group to fluctuations in exchange rates are described in note 20.1 to the consolidated financial statements for fiscal year 2007, page 137 below.

Counterparty risk

Financial transactions are entered into with carefully selected counterparties. Banking counterparties are chosen according to the customary criteria, including the credit rating issued by an independent rating agency.

Group policy consists of diversifying counterparty risks and periodic controls are performed to check compliance with the related rules.

In addition, the Group takes out substantial credit insurance and uses other types of guarantees to limit the risk of losses on trade accounts receivable.

Liquidity risk

Liquidity is provided by the Group's cash and cash equivalents and commercial paper programs. These programs are backed by undrawn confirmed lines of credit. At December 31, 2007, the Group had access to cash and cash equivalents and commercial paper programs totaling €1.3 billion and undrawn confirmed lines of credit totaling €2.5 billion.

The Group's credit rating enables it to raise significant long-term financing and attract a diverse investor base. The Group's current credit rating is BBB+. The Group's liabilities and their terms and conditions are described in note 17, pages 135 and 136 below.

In line with the Group's overall policy of conservatively managing liquidity risk and protecting its financial position, when negotiating new liquidity facilities the Group resists the inclusion of clauses that would have the effect of restricting the availability of credit lines, such as covenants requiring compliance with certain financial ratios and material adverse change clauses. At December 31, 2007, no financing or confirmed lines of credit was governed by covenants requiring compliance with financial ratios.

The loan agreements for some of its liquidity facilities nevertheless include cross-default clauses whereby if the Group were to default on any of its liquidity facilities, it would immediately be considered as having defaulted on all such facilities.

Moreover, anticipated reimbursement provisions exist for certain financing and lines of credit in case of change of control.

An increase in raw material prices could have negative consequences

The Group is exposed to fluctuations in energy and raw material prices (in particular steel, copper, aluminum, silver, lead, nickel, zinc and plastic). If the Group is not able to hedge, compensate or pass on our increased costs to customers, this could have an adverse impact on its financial results.

The Group has, however, implemented certain procedures to limit its exposure to rising non-ferrous and precious raw material prices. The purchasing departments of the operating units report their purchasing forecasts to the Corporate Treasury Center. Purchase commitments are hedged using forward contracts, swaps and, to a lesser extent, options.

The financial instruments used to hedge the exposure of the Group to increases in raw material prices are described in note 20.1 to the consolidated financial statements for fiscal year 2007, page 137 below.

In 2007, purchases of raw materials totaled around €1.3 billion, including around €750 million for non-ferrous metals, of which more than 62% were for copper. The Group enters into swap and options agreements in order to hedge all or part of its raw material purchases. Decisions to hedge such purchases, mostly of non-ferrous metals, depend on Group forecasts of changes of raw material market prices. As of December 31, 2007, Group hedges for non-ferrous metal purchases amounted to €214 million, of which €148 million for copper.

Equity risk

Exposure to equity risk primarily relates to treasury stock and shares in AXA. These positions are not hedged.

The Group's products are subject to varying national and international standards and regulations

The Group's products, which are sold in national markets worldwide, are subject to regulations in each of those markets, as well as to various supranational regulations. Those regulations include trade restrictions, tariffs, tax regimes and product safety standards. Changes to any of these regulations or standards or their applicability to our business could lead to lower sales or increased operating costs, which would result in lower profitability and earnings.

The Group's products are also subject to multiple quality and safety controls and regulations, and are governed by both national and supranational standards, though the majority of the lineup complies with world–recognized International Electrotechnical Commission (IEC) standards. Costs of compliance with new or more stringent standards and regulations could affect its business if the Group is required to make capital expenditures or implement other measures.

Since the Group's products comply with the dominant standards in its host markets, the Group is able to meet most all of its customers' needs.

Claims, litigation and other risks

In 2001, Schneider Electric made a public offer to purchase Legrand as part of a proposed merger project. When the offer closed in July 2001, the Group held 98.1% of Legrand. In an initial decision dated October 10, 2001, the European Commission vetoed the merger, and in a second decision dated January 30, 2002, it ordered the two companies to separate as quickly as possible. As a result, Schneider Electric sold its interest in Legrand to the KKR-Wendel Investissement consortium even though the Court of First Instance of the European Communities overruled the Commission's decisions on October 22, 2002. Schneider Electric launched proceedings against the European Commission to obtain damages for the prejudice caused, estimated at €1.6 billion. On July 11, 2007, the Court ordered the Commission to compensate two-thirds of Schneider Electric's losses, once their amount has been determined. The Commission has appealed this decision.

Following public offers launched in 1993 by SPEP (the Group holding company at the time) for its Belgian subsidiaries Cofibel and Cofimines, Belgium initiated proceedings against former Schneider Electric executives in connection with the former Empain-Schneider Group's management of its Belgian subsidiaries. At the end of March 2006, the Brussels criminal court (tribunal correctionnel) ruled that some of the defendants were responsible for certain of the alleged offenses. The court also appointed an expert to assess the loss suffered by those plaintiffs whose claims were ruled admissible. Schneider Electric and its Belgian subsidiaries Cofibel and Cofimines were held civilly liable for the actions of their senior executives who were found liable. Schneider Electric is paying the legal expenses not covered by insurance of the former executives involved.

In connection with the divestment of Spie Batignolles, Schneider Electric booked provisions to cover the risks associated with certain major contracts and projects. Most of the risks were extinguished during 1997. Provisions were booked for the remaining risks, based on management's best estimate of the expected financial impact.

The Group has appealed a ruling in a counterfeit case by the Court of Wenzhou, China under which it has been ordered to pay RMB330 million (around €31 million) in interest and damages to Chint Group for infringing on a now expired utility model patent. The appeal has resulted in a stay of judgment. The dispute concerns production of a circuit breaker that uses technology for which Chint filed a utility model patent in 1997. Schneider Electric had already used this technology for more than 15 years on products sold in numerous countries, including China, before the Chint filing. In addition, Schneider Electric vigorously contents the validity of Chint's utility model and, in appeal, requests that it be ruled null and void by the Beijing Intermediate People's Court.

Schneider Electric SA, along with other companies in the industry, has been served with proceedings in an investigation concerning Gas Insulated Switchgear launched by New Zealand's Commerce Commission. The Group is implicated through two former subsidiaries sold in 2001. Assuming that the proceedings are not fully or partially time-barred as concerns Schneider Electric, they would have only a very limited impact. Schneider Electric has also been notified that a class-action type proceeding has been initiated in Israel concerning the same equipment manufactured by the same former subsidiaries. An analysis is being carried out to assess the validity of this proceeding, which, in any event, primarily targets a number of Schneider Electric competitors who are very active in the country.

The Group is not aware of any other governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the previous 12 months that may have significant effects on the Group's business, assets, financial position or profitability

Insurance

Schneider Electric's strategy for managing insurable risks is designed to defend the interests of employees and customers and to protect the environment, the Company's assets and its shareholders' investment.

This strategy entails:

- Identifying and quantifying risk using different reporting systems.
- Preventing risks. The Group has a realistic prevention policy to ensure safety at its sites. The Triple A approach, conducted with insurance company experts, aims to enhance processes to control and manage risk by identifying vulnerable areas and implementing appropriate solutions to preserve the long-term sustainability of the Group's manufacturing resources and business. This approach builds on preventive measures already in place such as regular inspections, danger and vulnerability studies, safety management for people and equipment and se-

curity plans. As concerns risks of average frequency and intensity, the Group also has ongoing programs to prevent traffic accidents and work accidents and reduce transportation risk.

• Organizing and deploying crisis management resources, notably for technical and political risks and natural disasters.

• Maintaining the necessary insurance cover for the main risks facing Group companies (civil liability, property damage and business interruption, environmental accidents and transportation risk), under global programs. The Group continues to carefully screen insurance and reinsurance companies and evaluate their solvability. To maintain essential levels of cover while also optimizing insurance costs in light of constraints in the insurance and reinsurance markets, the Group has adopted a policy of self-insuring a certain number of recurring risks, whose frequency and financial impact can be reliably estimated (primarily automobile risks). Through its reinsurance subsidiary, the Group covers moderate property damage, business interruption and civil liability risks. The amounts involved are not material at the consolidated level.

In addition, the Group has taken out specific cover in response to certain local conditions, regulations or the requirements of certain risks, projects and businesses.

In 2007, the Group carried out a major globalization program to:

- Increase insured values.
- Harmonize guarantees.
- Simplify the structure of current programs.
- Optimize administrative and brokerage costs.
- Reduce budgets.

Liability insurance

The Group is covered by an integrated global liability insurance program set up on January 1, 2007. Insured values under this program total €230 million, representing adequate coverage of the Group's exposure to liability claims in connection with its businesses.

Property and casualty/business interruption insurance

Following a competitive bidding process, the Group implemented a global property and casualty/business interruption insurance program on July 1, 2007 that includes the North American Operating Division. Aggregate settlements under the global program are capped at €350 million and specific limits apply to certain risks, such as earthquake damage and machine damage.

Shipping and transport insurance

On January 1, 2008, the Group implemented a global shipping/transport insurance program that includes the North American Operating Division. The program covers all goods shipments, including between Group facilities, by all means of transport, with a maximum insured value of €15.2 million per convoy.

2 Corporate Governance

This report includes the Chairman's report on the operations of the Supervisory Board and internal control.

A Management Board/ Supervisory Board system

The Company applies AFEP-MEDEF Corporate Governance guidelines.

At the Annual Shareholders' Meeting of May 3, 2006, shareholders approved a recommendation to adopt a two-tier management structure, with a Management Board and a Supervisory Board.

1. Supervisory Board

The Supervisory Board may have between three and eighteen members, all of whom must be natural persons. Throughout their term, Supervisory Board members must hold at least 250 Schneider Electric SA shares.

Supervisory Board members are elected for a four-year term and are eligible for re-election. However, in line with the AFEP-MEDEF recommendation that Supervisory Board members should retire by rotation, one half of the members of the first Supervisory Board were elected for an initial term of two years. As a result, half of the members will stand for re-election or be replaced at the Annual Meeting called in 2008 to approve the financial statements for fiscal 2007.

The age limit for holding office as a member of the Supervisory Board is 74 and no more than one third of the members may be aged over 70.

The Supervisory Board has twelve members and two non-voting members. Ten qualify as independent directors according to the definition contained in the AFEP-MEDEF report on corporate governance. Four members and one non-voting member are foreign nationals (from the United States, the United Kingdom, Italy, Switzerland and Germany). One member represents employee shareholders. The average age of Supervisory Board members is 62.

Supervisory Boards

(as of December 31, 2007)

Chairman of the Supervisory Board

Henri Lachmann

Age: 69
Business address: Schneider Electric, 43-45 bd Franklin Roosevelt – 92500 Rueil Malmaison, France
15,159 Schneider Electric SA shares (1)
First elected: 1996 / Term ends: 2010

Other directorships and functions in French or foreign companies

- Currently: Chairman of the Supervisory Board of **Schneider Electric SA**; Member of the Supervisory Boards of **Vivendi**, **AXA** and **Norbert Dentressangle**; Director of various AXA subsidiaries; Non-voting director of **Fimalac** and Tajan; Chairman of the Board of Directors of Centre Chirurgical Marie Lannelongue; Chairman of Fondation pour le Droit Continental; Member of Conseil des Prélèvements Obligatoires; Member of the Steering Committee of Institut de l'Entreprise; Director of Association Nationale des Sociétés par Actions, Chairman of Fondation Telémaque, Vice-Chairman and Treasurer of Institut Montaigne.
- Previous directorships and functions held in the past five years: Chairman and Chief Executive Officer of **Schneider Electric SA**; Chairman of **Schneider Electric Industries S.A.S.**; Director of a number of Schneider Electric Group subsidiaries, Vivendi Universal, **Etablissements de Dietrich & Cie**, **Finaxa**, Fimalac Investissements; Member of the International Committee of **Daimler Benz**.

Expertise and experience

A graduate of Hautes Etudes Commerciales (HEC), Henri Lachmann began his career in 1963 with Arthur Andersen. In 1970, he joined Compagnie Industrielle et Financière de Pompey. In 1971, he became Chief Executive Officer of Financière Strafor (later Strafor Facom), where from 1981 to 1997 he served as Chairman and Chief Executive Officer. He was elected to the Schneider Electric SA Board of Directors in 1996 and was appointed Chairman on February 25, 1999. On May 3, 2006, he became Chairman of the Supervisory Board of Schneider Electric SA.

Vice Chairman of the Supervisory Board

Serge Weinberg*

Age: 57
Business address: Weinberg Capital Partners, 40 rue de la Boëtie – 75008 Paris, France
500 Schneider Electric SA shares
First elected: 2005 / Term ends: 2010

Other directorships and functions in French or foreign companies

- Currently: Vice Chairman of the Supervisory Board of **Schneider Electric SA**; Chairman of the Board of Directors of **Accor**; Chairman and Chief Executive Officer of Weinberg Capital Partners; Vice Chairman and Director of Financières SASA; Member of the Supervisory Board of Gucci Group; Director of FNAC, RASEC (since February 2006), Team Partners Group (since November 20, 2006), Alliance Industrie (since October 5, 2006), Financière Poinsetia (since September 11, 2006), VL Holding and SASA

Note: boldface type indicates companies whose shares trade on a regulated market.

** Independent Supervisory Board member, as defined in the Bouton report on corporate governance.*

(1) Held directly or through a corporate mutual fund.

Industrie; General Manager of Adoval, Maremma and Serole.

• Previous directorships and functions held in the past five years: Chairman of the Management Board of **Pinault-Printemps-Redoute**; Chairman of the Supervisory Boards of France Printemps, Conforama Holding, Guilbert SA, and Redcats; Member of the Supervisory Boards of Yves Saint-Laurent Parfum, Boucheron Holding and PPR Interactive (PPR's permanent representative); Director of **Schneider Electric SA**, **Rexel** and PPR Asia; Tennessee's permanent representative on the Board of Directors of **Bouygues**; General Manager of Serole.

Expertise and experience

After graduating from France's Ecole Nationale d'Administration, Serge Weinberg held several positions in the civil service and ministerial offices. He then served as Chief Operating Officer of French television channel FR3, Chief Executive Officer and then Chairman of the Management Board of Havas Tourisme, and Managing Director of Banque Pallas Finance. In 1990, Serge Weinberg joined what would become Pinault-Printemps-Redoute (PPR) when he became Chief Executive of CFAO. Within PPR, he served as Chairman of Rexel (formerly CDME), an electrical equipment distributor. In 1995, he was appointed Chairman of the PPR Management Board, a position he held until early 2005. In March 2005, he founded Weinberg Capital Partners, a company that manages an investment fund specialized in leveraged buyouts. In 2006, he was appointed Chairman of the Board of Directors of Accor.

Members of the Supervisory Board

Alain Burq

Age: 54
Business address: Schneider Electric Industries SAS, 89 bd Franklin Roosevelt – 92500 Rueil Malmaison, France
1,738 Schneider Electric SA shares (1)
First elected: 2000 / Term ends: 2008

Other directorships and functions in French or foreign companies

• Currently: Member of the Supervisory Boards of **Schneider Electric SA** and the "Schneider Actionnariat" corporate mutual fund; responsible for special projects at Schneider Electric's Finance Department.

• Previous directorships and functions held in the past five years: Director of **Schneider Electric SA** and Chairman of Ordosoftware, a Schneider Electric subsidiary.

Expertise and experience

A graduate of Ecole Supérieure de Commerce de Paris, Alain Burq also has an MBA from the Wharton School of the University of Pennsylvania. After initial experience in the energy industry, with Total in Germany and GDF in Iran, Mr. Burq joined Schneider Electric subsidiary Spie Batignolles in 1982, where he held various positions until 1998, when he moved to Schneider Electric. He is currently in charge of managing the parent company's assets and liabilities within the Finance Department.

Gérard de La Martinière*

Age: 64
Business address: Fédération Française des Assurances, 26 Boulevard Haussmann - 75008 Paris, France
3,176 Schneider Electric SA shares
First elected: 1998 / Term ends: 2010

Other directorships and functions in French or foreign companies

• Currently: Member of the Supervisory Board of **Schneider Electric SA**; Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A) and of the European Insurance Committee (CEA); Director of **Air Liquide** and of Banque d'Orsay.

• Previous directorships and functions held in the past five years: Member of the Management Board of **AXA**; Director of **Schneider Electric SA;** Director and Chief Executive Officer of **Finaxa**; Director of **Crédit Lyonnais**; Director of various AXA subsidiaries, including Compagnie Financière de Paris and Ateliers de Construction du Nord de la France (ANF); Chairman of the Board of Directors of LCH Clearnet Group Ltd., London; Member of the Supervisory Boards of **Air Liquide** and European Financial Reporting Advisory Group (EFRAG).

Expertise and experience

A graduate of Ecole Polytechnique and Ecole Nationale d'Administration, Gérard de La Martinière held several positions in the French Finance Ministry before serving as Secretary General of Commission des Opérations de Bourse and General Manager of Société des Bourses Françaises. In 1989, he joined AXA, where he was appointed Executive Vice-President, Holding Companies and Corporate Functions in 1993, member of the Management Board in 1997 and Executive Vice-President, Finance, Budget Control and Strategy in 2000. He left AXA in 2003 to become Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A).

René Barbier de La Serre*

Age: 67
Business address: Compagnie Financière Edmond de Rotchshild, 47 Rue Faubourg Saint-Honoré – 75008 Paris, France
2,000 Schneider Electric SA shares
First elected: 2002 / Term ends: 2008

Other directorships and functions in French or foreign companies

• Currently: Member of the Supervisory Board of **Schneider Electric SA**; Director of **Nord-Est**, **Sanofi-Aventis**, **Pinault-Printemps-Redoute** and Harwanne Compagnie de Participations Industrielles et Financières S.A. (Geneva); Member of the Supervisory Boards of Compagnie Financière Saint-Honoré, La Compagnie Financière Edmond de Rothschild Banque and Euronext NV (Amsterdam); Non-voting director of **Fimalac**; Chairman of the consultative committee on governance at Caisse des Dépôts et Consignations.

• Previous directorships and functions held in the past five years: Chairman of the Supervisory Board of Edmond de Rothschild Private Equity Partners; Chairman of the Board of Directors of Tawa UK Ltd (London); Member of the Supervisory Board of **Pinault Printemps Redoute**; Director of **Schneider Electric SA**, Calyon, and **Crédit Lyonnais**; Non-voting director of **Nord-Est**; Compagnie Financière Saint-Honoré's permanent representative on the Supervisory Board of Compagnie Financière Edmond de Rothschild Banque.

Expertise and experience

After graduating from Ecole Polytechnique and Institut d'Etudes Politiques de Paris, René Barbier de La Serre joined Banque de l'Union Européenne in 1963, later becoming Deputy Director. In 1973, he moved to Crédit Commercial de France (CCF), where he was appointed Managing Director in 1987 and Vice Chairman and Chief Executive Officer in 1993. He left CCF in 1999. From 1988 to 1998, René Barbier de La Serre was a member of Conseil des Marchés Financiers (formerly Conseil des Bourses de Valeurs), serving as Chairman from 1994 to 1998. In this capacity, he was a member of the Collège de la Commission des Opérations de Bourse.

Noël Forgeard*

Age: 61
Business address: 85 Avenue de Wagram, 75017 Paris, France
250 Schneider Electric SA shares
First elected: 2005 / Term ends: 2010

Other directorships and functions in French or foreign companies

• Currently: Member of the Supervisory Board of **Schneider Electric SA**; Director of Ecole Polytechnique; Member of the Committee of France Galop.

• Previous directorships and functions held in the past five years: Chairman and Chief Executive Officer of Airbus SAS; Chairman of the Board of Directors of Airbus France; Chairman or Director of various Airbus subsidiaries; Director of **EADS (Netherlands), Schneider Electric SA, Arcelor** and IMS SA; Chief Executive Officer of EADS.

Expertise and experience

A graduate of Ecole Polytechnique and Ecole des Mines, Noël Forgeard began his career in the French civil service before joining Usinor subsidiary Compagnie Française des Aciers Spéciaux. In 1986, he served as an advisor on industrial issues in Prime Minister Jacques Chirac's office. In 1987, he joined Lagardère, where he headed Matra's defense and space divisions. Five years later, he became Chairman and Chief Executive Officer of Matra Haute Technologie and joint Chief Executive Officer of the Lagardère Group. In 1998, he was appointed Director and General manager of GIE Airbus-Industrie, and in 2000, CEO of Airbus S.A.S. From July 1, 2005 to July 1, 2006 he was co-Executive Chairman of EADS.

Jérôme Gallot*

Age: 48
Business address: CDC Enterprises, 33 avenue du Maine BP 174 - 75755 Paris Cedex 15, France
250 Schneider Electric SA shares
First elected: 2005 / Term ends: 2008

Other directorships and functions in French or foreign companies

• Currently: Member of the Supervisory Boards of **Schneider Electric SA** and **NRJ Group**; Chairman of CDC Entreprises; Director of **Nexans**, **Icade**, Caixa Seguros, **Plastic Omnium** and Caisse Nationale de Prévoyance **(CNP Assurances)**; Non-voting director of OSEO.

• Previous directorships and functions held in the past five years: Senior Executive Vice President, Caisse des Dépôts et Consignations; Director of Schneider Electric SA, Crédit Foncier de France, Galaxy Fund and Galaxy Management Services; Chairman of Sicav Austral; Member of the Supervisory Board of Compagnie Nationale de Rhône (CNR).

Expertise and experience

Jérôme Gallot is a graduate of Institut d'Etudes Politiques de Paris and Ecole Nationale d'Administration. After three years with the Cour des Comptes, he served as an advisor to the Secretary General of the interministerial committee for European economic cooperation, from 1989 to 1992, and then moved the Budget department. He was then Chief of Staff in a number of French ministries, from 1993 to 1997. In 1997, he was appointed Director of the Competition, Consumer Affairs and Anti-Fraud Division of the Ministry of the Economy and Finance. He left this position in 2003 to become Senior Executive Vice President at Caisse des Dépôts et Consignations. He was appointed Chairman of CDC Entreprises in September 2006.

Willy R. Kissling*

Age: 63
Business address: Poststrasse no. 4 - BP 8808 Pfaeffikon, Switzerland
724 Schneider Electric SA shares
First elected: 2001 / Term ends: 2008

Other directorships and functions in French or foreign companies

• Currently: Member of the Supervisory Board of **Schneider Electric SA**; Director of **Holcim Ltd** (cement) and **Kühne + Nagel International AG** (logistics); Chairman of the Board of Directors of Grand Hotels Bad Ragaz AG; Member of the European Advisory board of Booz Allen Hamilton.

• Previous directorships and functions held in the past five years: Director of **Schneider Electric SA**; Chairman of the Board of Directors and Chairman and CEO of **Unaxis Corporation** (renamed **OC Oerlikon** Corp.); Vice Chairman and later Chairman of **Forbo Holding AG** and **SIG Holding Ltd**.

Note: boldface type indicates companies whose shares trade on a regulated market.

** Independent Supervisory Board member, as defined in the Bouton report on corporate governance.*

Expertise and experience

Willy R. Kissling, a Swiss citizen, holds diplomas from the University of Bern and Harvard University. He began his career at Amiantus Corporation and then joined Rigips, a plasterboard manufacturer, in 1978. He was appointed to the Rigips Executive Committee in 1981 and subsequently became Chairman. From 1987 to 1996, Mr. Kissling served as Chairman and Chief Executive Officer of Landis & Gyr Corporation, a provider of services, systems and equipment for building technology, electrical contracting and pay phones. From 1998 to 2005, he was Chairman of Unaxis Corporation (since renamed OC Oerlikon Corp.), also serving as Chairman and Chief Executive Officer from 1998 to 2002.

Cathy Kopp*

Age: 58
Business address: Accor, 33 Avenue du Maine – 75015 Paris, France
250 Schneider Electric SA shares
First elected: 2005 / Term ends: 2010

Other directorships and functions in French or foreign companies

- Currently: Member of the Supervisory Board of **Schneider Electric SA**; Director of **Dexia** (as from February 2008); Executive Vice President, Human Resources and Sustainable Development, **Accor**; Member of the Board of Ecole Normale Supérieure (Paris); Member of the Board of Fondation SNCF
- Previous directorships and functions held in the past five years: Non-voting Director of **Schneider Electric SA**; Vice-President, Corporate Human Resources and member of the Executive Committee of **LVMH**.

Expertise and experience

After earning a degree in mathematics, Cathy Kopp joined IBM France in 1973. In 1992, she became Human Resources Director at IBM France. In 1996, she was appointed Vice-President Human Resources at IBM Corp.'s Storage Systems Division. In 2000, Cathy Kopp became Chairman and CEO of IBM France. She joined Accor in 2002 as Human Resources General Manager. She is a member of the board of Haute Autorité de Lutte contre les Discriminations (Halde), France's equal opportunities commission, and Chairman of the employee relations commission of the Service Industry Group of the French employers' federation (Medef). She led the Medef's inter-industry negotiations on diversity in 2006 and on modernizing the labor market in 2007.

James Ross*

Age: 69
Business address: Flat 4, 55 Onslow Square – London SW7 3LR England
300 Schneider Electric SA shares
First elected: 1997 / Term ends: 2010

Other directorships and functions in French or foreign companies

- Currently: Member of the Supervisory Board of **Schneider Electric SA**; Director of **McGraw-Hill Inc.** and **Prudential plc**; Chairman of Leadership Foundation for Higher Education; Chairman of Liverpool School of Tropical Medicine.
- Previous directorships and functions held in the past five years: Director of **Schneider Electric SA** and of Datacard Inc.; Chairman of Littlewoods plc; Chairman of **National Grid**; Vice-Chairman of National Grid Transco.

Expertise and experience

James Ross, a British subject, is a graduate of Oxford University. In 1959 he joined BP, where he held several positions before becoming a Managing Director in 1991. He was appointed Managing Director of Cable & Wireless plc in 1992, Chairman of Littlewoods plc in 1996 and Chairman of National Grid plc in 1999.

G. Richard Thoman*

Age: 63
Business address: Corporate Perspectives, LLC, 126 East 56th Street, 9th Floor – New York NY 10022 (USA)
250 Schneider Electric SA shares
First elected: 2007 / Term ends: 2008

Other directorships and functions in French or foreign companies

- Currently: Member of the Supervisory Board of **Schneider Electric SA**; Managing Partner of Corporate Perspectives (consulting); Member of the Board of Advisors of INSEAD, the French American Foundation, the Americas Society, the Council of the Americas, McGill University School of Management and the Fletcher School; Member of the Trilateral Commission.
- Previous directorships and functions held in the past five years: Member of the Supervisory Board of DaimlerChrysler; Member of the Board of Directors of Union Bancaire Privée (Geneva); Senior Advisor of Evercore Patners; Member of the Advisory Board of Deutsche Bank Capital Partners.

Expertise and experience

G. Richard Thoman has a unique background as one of the top five CEOs of four Fortune 75 companies in three different industries: financial services, food and beverages and technology.

Mr. Thoman began his career at Citibank after receiving his BA from McGill University in Montreal and MA, MALD and PhD from Fletcher School of Law and Diplomacy. After working with Exxon Finance and McKinsey, he became Chairman and co-CEO of American Express Travel Related Services. In 1992, he was appointed President and CEO of Nabisco International. In 1993, he joined IBM as Senior Vice President, Personal Systems Group, later becoming CFO. He served as President and CEO of Xerox from April 1999 to May 2000. Mr. Thoman is currently Managing Partner of Corporate Perspectives and on the faculty of several US universities and INSEAD.

Piero Sierra*

Age: 73	
Business address: Pirelli SpA, Viale Sarca 222 – 20126 Milan, Italy	
1,000 Schneider Electric SA shares	
First elected: 1997 / Term ends: 2008	

Other directorships and functions in French or foreign companies

- Currently: Member of the Supervisory Board of **Schneider Electric SA**; Director of Pirelli Group companies: Alexandria Tire Corp., Pirelli Deutschland AG, Pirelli UK Tyres and Turk Pirelli Lastikleri AS.

- Previous directorships and functions held in the past five years: Director of **Schneider Electric SA**, Pirelli Cables et Systemes SA, Pirelli Armstrong Tire Corp, Pirelli Cable Corporation, Pirelli Cables Ltd, Pirelli Cables Saic, Pirelli Cabos SA, Pirelli Canada Inc, Pirelli Tyre Holding NV, Pirelli UK Tyres and Turk Pirelli Lastikleri AS.

Expertise and experience

Piero Sierra, an Italian citizen with a degree in humanities from the University of Lyon, joined the Pirelli Group in 1962. He held management positions in Italy and abroad before becoming Director and Chief Executive Officer of Pirelli SpA from 1991 to 1995. Since then he has served as a Director for Pirelli's international companies. Mr. Sierra is also Chairman of A.I.R.C. (Italian Association for Cancer Research) and F.I.R.C. (Italian Foundation for Cancer Research).

Non-voting Directors

Léo Apotheker

Age: 54	
Business address: SAP, 141 Boulevard Haussmann – 75008 Paris, France	
250 Schneider Electric SA shares	
First elected: 2007 / Term ends: 2008	

Other directorships and functions in French or foreign companies

- Currently: Non-voting Director of **Schneider Electric SA**; President Global Customer Solutions & Operations and Deputy CEO of **SAP AG**; Director and Member of the Boards of **AXA**, SAP America Inc. (USA), SAP Global Marketing Inc. (USA), SAP Asia Pte. Ltd. (Singapore), SAP Japan Co. Ltd. (Japan), SAP France SA, SAP Italia Sistemi, applicazioni, prodotti in data processing s.p.a. (Italy), SAP Hellas Systems Application and Data Processing SA (Greece) and SAP (Beijing) Software System Co. Ltd. (China).

- Previous directorships and functions held in the past five years: Director of Ginger SA, Enigma Inc. (USA), SAP Manage Ltd. (Israel), SAP Finland Oy (Finland) and SAP Danmark A/S (Denmark).

Expertise and experience

Léo Apotheker began his career in 1978 in management control after graduating with a degree in international relations and economics from the Hebrew University in Jerusalem. He then held management and executive responsibilities in several IT firms including SAP France and SAP Belgium, where he was President and CEO between 1988 and 1991. Mr. Apotheker was founding president and COO of ECsoft. In 1995, he came back to SAP as President of SAP France. After serving in various capacities within SAP as president of regional operations, he became a member of the SAP AG Executive Board and President of Global Customer Solutions & Operations in 2002. In 2007, Mr. Apotheker was appointed President CSO and Deputy CEO of SAP AG.

Claude Bébéar

Age: 72	
Business address: AXA, 25 Avenue Matignon, 75008 Paris, France	
264 Schneider Electric SA shares	
First elected: 2004 / Term ends: 2010	

Other directorships and functions in French or foreign companies

- Currently: Non-voting Director of **Schneider Electric SA**; Chairman of the Supervisory Board of **AXA**; Director of various **AXA** subsidiaries and **BNP-Paribas**; Member of the Supervisory Board of **Vivendi**.

- Previous directorships and functions held in the past five years: Chairman and Director of various **AXA** subsidiaries, including AXA Financial; Chairman and Chief Executive Officer of **Finaxa**; Director of **Schneider Electric SA** and **Vivendi Universal**.

Expertise and experience

A graduate of Ecole Polytechnique, Claude Bébéar joined in 1958 the mutual insurance company that would become AXA in 1985. He was appointed Chairman and Chief Executive Officer of the company in 1975.

From late 1996, when AXA merged with UAP, until 2000, when he was appointed Chairman of the Supervisory Board, Mr. Bébéar served as Chairman of AXA's Management Board and Chairman of its Executive Committee.

Note: boldface type indicates companies whose shares trade on a regulated market.

** Independent Supervisory Board member, as defined in the Bouton report on corporate governance.*

2. Organizational and operating procedures of the Supervisory Board**

The Supervisory Board exercises ongoing control over the Management Board's management of the Company, in accordance with French law. To this end, it performs all the checks and controls that it considers appropriate and obtains copies of any and all documents that it considers necessary to allow it to fulfill its duties.

Specific powers are vested in the Supervisory Board under French law and the Company's bylaws. These include the power to:

- Appoint the Management Board; determine the number of members and their compensation and designate the Chairman.
- If necessary, remove Management Board members from office.
- Authorize debt and equity financing transactions that will have a substantial effect on the Company's balance sheet structure.
- Authorize material business acquisitions and disposals.
- Authorize the creation of stock option plans or stock grant plans.
- Authorize the signature of regulated related party agreements.
- Authorize the issuance of bonds and other guarantees, subject to compliance with French law.

The Supervisory Board may appoint one or two non-voting members to assist it and/or decide to create Committees of the Board. It draws up internal rules and procedures covering its activities, and decides the allocation of the total attendance fees awarded to the Supervisory Board by the shareholders in General Meeting.

The Supervisory Board's internal rules and procedures adopted on May 3, 2006 – which include the internal rules and procedures of the Board committees (the Remunerations and Appointments & Corporate Governance Committee and the Audit Committee) as well as the directors' charter recommended under AFEP-MEDEF corporate governance guidelines – comprises 13 articles:

Article 1 defines the Board's role and powers (see above). It also specifies the Management Board decisions that require the prior approval or consultation of the Supervisory Board.

Article 2 defines the principles applied by the Board concerning the renewal of its membership. These include assuring international representation by maintaining a significant number of non-French members, maintaining independence through a majority of independent members as defined in the AFEP-MEDEF corporate governance guidelines, ensuring continuity through the re-election of a certain proportion of the members each year and enabling representation of employee shareholders.

Article 3 defines the procedures for organizing and conducting Board meetings (notice of meeting, methods of participation, minutes, etc.).

Article 4 defines the role and powers of the Supervisory Board's Chairman. The Chairman leads the work of the Board and is regularly informed by the Management Board's Chairman of material events and developments in the life of the Group.

Article 5 concerns the information received by the Supervisory Board. It stipulates that Supervisory Board members shall receive any and all information required to enable them to fulfill their duties and that they may request any and all necessary or relevant documents prior to any meeting of the Board. The article also describes the content of the Management Board's quarterly reports to the Supervisory Board, to be drawn up in accordance with article L.225-68 of the French Commercial Code.

Article 6 defines the status of Supervisory Board members. Corresponding to the director's charter contained in the AFEP-MEDEF corporate governance guidelines, it states that Supervisory Board members must:

- Represent all shareholders and act in the corporate interest.
- Resign from the Board when they have not participated in more than half the Board meetings.
- Comply with an overall obligation of confidentiality.
- Report any and all conflicts of interest.
- Hold at least 250 shares of Company stock.
- Comply with strict rules governing transactions in Company stock (in particular, no transactions may be carried out during the month before the annual or interim results are announced).
- Attend Shareholders' Meetings.

Article 7 states that non-voting members, who attend Supervisory Board meetings in a consultative capacity, are subject to the same ethical rules as voting members.

Articles 8 to 10 apply to the Board Committees and are described in the corresponding section below.

Articles 11 and 13 define the scope of the internal rules and procedures.

Article 12 allows for the Management Board to allocate management tasks among its members, with the Supervisory Board's authorization. To ensure that Board members are fully prepared, the Company sends them the meeting agenda ten days before upcoming Board meetings, along with draft minutes of the previous meeting. Four to five days beforehand, the members also receive a meeting file. The file for the meeting held to approve the annual or interim financial statements includes the financial statements approved by the Management Board (in the case of the interim financial statements, the deadline is two days before the meeting date). The file includes notes or the text of presentations scheduled on the agenda, as well as, when appropriate, any draft reports and the consolidated or parent company financial statements. A supplementary file may also be provided at the meeting.

Supervisory Board meetings are attended by the members of the Management Board and Executive Committee members may be invited to make presentations on major issues within their area of responsibility. The external Auditors attend the Board meetings held to approve the annual and interim financial statements.

***Paragraphs 2 through 4, 8 and 9 make up the Chairman's report prepared in accordance with article L.225-68 of the French Commercial Code.*

Between meetings, aside from conversations they may have with the Chairman of the Management Board, Supervisory Board members receive a monthly Letter to Supervisory Board Members, a weekly press review, all of the Company's press releases, financial analysts' reports and other documents.

Members also have the opportunity to meet informally with key members of Senior Management prior to Board meetings. New members attend training and information sessions dealing with the Company's strategy and businesses.

Schneider Electric has adopted a code of ethics for Supervisory Board members and employees designed to prevent insider trading. Under the terms of this code, both Supervisory Board members and employees are barred from trading Schneider Electric shares SA and shares in companies for which they have information that has not yet been made public. In addition, they may not trade Schneider Electric SA shares during the 30 days preceding publication of the annual and interim financial statements, nor may they engage in any type of speculative trading involving Schneider Electric SA shares. This includes margin trading, and purchasing and re-selling shares in a period of less than four months.

3. Supervisory Board meetings in 2007**

Six meetings were held in 2007. The meetings lasted an average of 3 hours and 30 minutes and the average participation rate was 87%. They were primarily devoted to the Company's corporate governance, strategy, reviewing the financial statements and preparing the Annual Shareholders' Meeting.

The Supervisory Board discussed the issue of its membership, based on advice from the Remunerations and Appointments & Corporate Governance Committee. On April 26, 2007, it decided to co-opt G. Richard Thoman to replace Chris Richardson, who had resigned for personal reasons on April 1, 2007. The Supervisory Board also appointed Léo Apotheker as a non-voting member in the interim to the next Annual Meeting, at which he will be recommended for election.

After discussing the Remunerations and Appointments & Corporate Governance Committee's report, the Board approved the compensation package for the members of the Management Board, including the degree to which their personal targets were met in 2006, the rules governing their fixed and variable compensation for 2007 and the number of stock options and stock grants attributed under the 2008 plan. The principles and rules used by the Supervisory Board in determining compensation and benefits for corporate officers are presented on page 52.

The Board conducted an in-depth review of the Company's strategy in a one-day meeting devoted entirely to this topic. It also authorized the Management Board to acquire Pelco. At each meeting, the Board received a status report on acquisition projects. In particular, it closely tracked the integration of APC.

At its meeting on February 20, 2007, the Board of Directors closed the 2006 accounts, based on the Audit Committee's report and after seeking the opinion of the external Auditors who attended the meeting. It also approved the Management Board's recommendation to set the dividend to be submitted for shareholder approval at €3 per share. At its meeting on July 31, 2007, the Board reviewed the interim financial statements for the six months ended June 30, 2007 based on the Audit Committee's report and after seeking the opinion of the external Auditors who attended the meeting.

The Supervisory Board was informed of the Group's 2007 targets.

It reviewed the agenda and draft resolutions to be tabled in Annual Meeting and approved the Supervisory Board's report to the Meeting. It was informed of the Chairman's report on the operations of the Supervisory Board and internal control and examined and approved the replies to written questions submitted by shareholders under the procedure provided for in article L.225-108 of the French Commercial Code. Eleven of the twelve Directors were present at the Annual Shareholders' Meeting, which adopted all the resolutions tabled.

The Supervisory Board was given the Management Board's quarterly reports. At each meeting, the Board also devoted time to monitoring business performance. It reviewed the Company's financial information policy and ensured consistent compliance with market disclosure requirements, notably through an analysis of market consensus and the issuance of press releases.

The Supervisory Board reviewed the Company's financial strategy. As part of this review, it recommended that the Management Board reduce the amount of the share issue with pre-emptive subscription rights planned to finance the acquisition of APC to €1 billion. The share issue was carried out in March 2007. The Supervisory Board also authorized a €600 million bond issue carried out in October 2007.

The Audit Committee reported to the Board on the work carried out by the internal auditors. It also monitored major risks, including those related to IT systems.

The Supervisory Board authorized the Management Board to set up, for 2008, the annual stock option plan (plan 30) and stock grant plans (plans 3 and 4) and to carry out an employee share issue (2008 worldwide ESPP).

The Supervisory Board also carried out the procedures required by law, which include reviewing budgets and business plans.

***Paragraphs 2 through 4, 8 and 9 make up the Chairman's report prepared in accordance with article L.225-68 of the French Commercial Code.*

4. Committees of the Supervisory Board (members, operating procedures and meetings)**

The Supervisory Board has drafted internal rules governing the operating procedures and missions of the Audit Committee and the Remunerations and Appointments & Corporate Governance Committee. Their members are appointed by the Supervisory Board, based on recommendations from the Remunerations and Appointments & Corporate Governance Committee. After checking with the Chairman of the Supervisory Board, the Committees may commission research from outside consultants, and they may also invite any persons of their choice to attend their meetings, as required.

Audit Committee

Members

The Supervisory Board's internal rules stipulate that the Audit Committee must have at least three members. Two thirds of the members must be independent and at least one must have in-depth knowledge of accounting standards combined with hands-on experience of applying these standards and producing financial statements.

No changes were made to the membership of the Audit Committee following the replacement of the Board of Directors by the Supervisory Board. The four members – Gérard de La Martinière (chairman), James Ross, Piero Sierra and Serge Weinberg, are all independent and have the necessary accounting experience to perform their duties.

Meetings

The Audit Committee meets at least four times a year. Meetings are called by the Committee chairman, the Supervisory Board Chairman or the Management Board Chairman.

The external Auditors attend the meetings devoted to examining the annual and interim financial statements and the Committee may also invite any other persons of its choice to answer its questions.

The Audit Committee may ask the Management Board for copies of any and all documents that it considers relevant or useful. It may also commission studies from outside consultants.

Responsibilities

A key component of the Company's internal control system, the Audit Committee is responsible for preparing the decisions of the Supervisory Board, making recommendations to the Board and issuing opinions on financial, accounting and risk management issues. In line with these terms of reference, it:

- Prepares the Supervisory Board's review of the annual and interim financial statements presented by the Management Board, in particular by:

  - Ensuring that accounting policies used to prepare the consolidated and parent company financial statements are appropriate and applied consistently, that all significant transactions are properly reflected in the consolidated financial statements and that the rules governing the scope of consolidation are correctly applied.

  - Analyzing risks, off-balance sheet commitments and the cash position.

- Reviews the annual and interim reports drawn up by the Management Board.
- Makes recommendations, based on a review of service proposals, concerning the appointment or re- appointment of the external Auditors.
- Examines the scope of audit engagements and the results of audits. It verifies the Auditors' independence, in particular by reviewing fees paid by the Group to their firm and network.
- Reviews the internal audit organization and resources, as well as the internal audit program and the executive summary of the internal auditors' reports and the action taken to implement the internal auditors' recommendations.
- Examines proposed dividend distributions and the amount of financial authorizations submitted for shareholder approval at the Annual Meeting.

The Audit Committee examines all financial, accounting and risk management issues referred to it by the Management Board, or by the Supervisory Board or its Chairman.

In addition, prior to the Committee's review of the annual and interim financial statements, the Audit Committee Chairman meets with the external Auditors alone, without any Company representatives present.

The Audit Committee Chairman also meets with the head of Internal Audit four times a year without any other Company representative present.

The Audit Committee presents its findings and recommendations to the Supervisory Board and distributes the minutes of its meetings to the Supervisory Board members.

Meetings in 2007

In 2007, the Audit Committee met four times. The average duration of the meetings was 2 hours and the average attendance rate was 94%.

Each meeting was attended by members of the Finance Department and the head of Internal Audit. The external auditors were also present when the interim and annual financial statements were reviewed. In addition, the Committee interviewed the heads of the Operating Divisions. The Chairman of the Management Board did not attend any of the Audit Committee's meetings.

The Audit Committee reviewed the annual and interim financial statements and the management reports.

It reviewed the internal audit program, which is based on risk mapping presented to the Committee, and the results of the major audits. The Committee also reviewed the work of the external auditors. As part of its risk review, the Committee focused in particular on the status of the contract with Capgemini to build and deploy a core system and outsource facilities management in Europe. It also reviewed the goodwill recognized on recent business combinations.

The Committee made recommendations to the Board of Directors concerning the 2006 dividend and analyzed the financial authorizations requested at the Annual Meeting.

It verified the external Auditors' independence, in particular by reviewing fees paid by the Group to their firm and network.

The Committee reviewed its operating procedures in light of the work conducted by Institut Français des Administrateurs (French directors' institute or IFA) on audit committees and found that its organization, operation and missions complied with the IFA's recommendations. However, it did note a number of areas for improvement concerning the AMF's comments on the registration document, the external auditors' audit program and the Group's main internal control rules and procedures.

The Audit Committee reported to the Supervisory Board on its activities in 2007 at the Board meetings held on February 20, June 28, July 31 and December 19, 2007.

Remunerations and Appointments & Corporate Governance Committee

Members

The Supervisory Board's internal rules stipulate that the Remunerations and Appointments & Corporate Governance Committee must have at least three members. It is chaired by the Chairman of the Supervisory Board.

No changes were made to the membership of the Remunerations and Appointments & Corporate Governance Committee following the replacement of the Board of Directors by the Supervisory Board, except for the replacement of René Barbier de La Serre as Committee Chairman by Henri Lachmann.

Meetings

The Remunerations and Appointments & Corporate Governance Committee meets at least three times a year. Meetings are called by the Committee chairman, after consulting the Management Board Chairman.The Committee may make enquiries of any persons of its choice.

Responsibilities

The Committee makes recommendations to the Supervisory Board concerning candidates for appointment to the Management Board, the Supervisory Board and the Committees of the Supervisory Board. It also makes recommendations concerning the compensation to be paid to the members of the Management Board and to the Supervisory Board Chairman, as well as on stock options and stock grants for Management Board members.

Based on the proposals made by the Management Board, the Committee makes recommendations concerning the compensation to be paid to the Executive Committee members, the principles and methods for determining Senior Management compensation, as well as the creation of stock option, stock grant and employee stock ownership plans.

It is also responsible for examining succession planning solutions for members of the Management Board and Executive Committee.

It recommends the amount of attendance fees for approval at the Annual Meeting and their allocation among Supervisory Board members.

The Committee recommends processes and procedures to ensure shareholders and the market that the Supervisory Board carries out its missions objectively and independently.

The recommendations relate to:

- The terms of reference of the Committees of the Supervisory Board.
- The determination and review of independence criteria applicable to Supervisory Board members.
- Assessments of the Supervisory Board's organization and procedures.
- Application by the Company of national or international corporate governance practices.

The Remunerations and Appointments & Corporate Governance Committee presents its findings and recommendations to the Supervisory Board and distributes the minutes of its meetings to the Supervisory Board members.

Meetings in 2007

The Remunerations and Appointments & Corporate Governance Committee of the Supervisory Board met three times in 2007, with an attendance rate of 92%. It reported to the Supervisory Board on its activities at the Board meetings held on February 20, April 26, October 25 and December 19, 2007.

The Remunerations and Appointments & Corporate Governance Committee made recommendations to the Supervisory Board concerning the Supervisory Board's membership (recommendation to co-opt G. Richard Thoman and appoint Léo Apotheker as a non-voting member), the Management Board members' compensation, and stock options and stock grants to be attributed to the members of the Management Board. The Committee recommended that the Supervisory Board authorize the Management Board to set up stock option or stock grant plans – particularly the 2008 plan – and to carry out an employee share issue (the 2008 worldwide ESPP).It also reviewed succession planning solutions for members of the Management Board and Executive Committee. The Committee reviewed the compensation policy for senior executives and the benefits granted to members of Senior Management on termination. It also recommended amendments to the procedure for establishing lists of individuals defined as "insiders".

5. Management Board Members

The bylaws stipulate that the Management Board may have between two and seven members.

Members are appointed by the Supervisory Board – which also designates the Chairman – for a renewable three-year term.

The age limit for holding office as a member of the Management Board is 65. When a member reaches the age of 65, the Supervisory Board may extend his or her term several times, provided that the total extension does not exceed three years.

The Management Board currently has two members – Jean-Pascal Tricoire (Chairman) and Pierre Bouchut – who were appointed by the Supervisory Board on May 3, 2006 for a three-year term expiring on May 2, 2009.

Chairman of the Management Board

Jean-Pascal Tricoire

Age: 44
Business address: Schneider Electric, 43-45 bd Franklin Roosevelt – 92500 Rueil Malmaison, France
4,561 Schneider Electric SA shares (1)
First elected: 2006 / Term ends: 2009

Other directorships and functions in French or foreign companies

- Currently: Chairman of the Management Board of **Schneider Electric SA**, Chairman and Chief Executive Officer of Schneider Electric Industries S.A.S., Director of Square D (USA).

- Previous directorships and functions held in the past five years: Director of Clipsal Asia Holding Limited, Digital Electronics Corporation, Schneider Electric (Australia) Pty Limited, Schneider Electric New Zealand Holding Limited, PT Schneider Indonesia, Schneider Electric Japan Ltd, Schneider Electric Japan Holding Ltd, Schneider Electric Venezuela SA, Schneider Toshiba Inverter S.A.S. and PDL Holding Ltd.

Expertise and experience

After graduating from ESEO Angers and obtaining an MBA from EM Lyon, Jean-Pascal Tricoire spent his early career with Alcatel, Schlumberger and Saint Gobain. He joined the Schneider Electric Group (Merlin Gerin) in 1986. Between 1988 and 1999, he held a variety of line positions with international subsidiaries in Italy (five years), China (five years) and South Africa (one year). On his return to France, he joined the headquarters team, serving from 1999 to 2001 as Vice President, Strategic Global Accounts with specific responsibility for the Schneider 2000+ program. From January 2002 to the end of 2003, he was Executive Vice-President of Schneider Electric's International Division. In October 2003, he was appointed Chief Operating Officer, before becoming Chairman of the Schneider Electric Management Board on May 3, 2006.

(1) Held directly or through a corporate mutual fund.

Member of the Management Board

Pierre Bouchut

Age: 53
Business address: Schneider Electric, 43-45 bd Franklin Roosevelt – 92500 Rueil Malmaison, France
42,289 Schneider Electric SA shares (1)
First elected: 2006 / Term ends: 2009

Other directorships and functions in French or foreign companies

- Currently: Member of the Management Board of **Schneider Electric SA** ; Chairman of the Board of Directors of Schneider Electric Services International; Director of Schneider Electric Industries S.A.S., Schneider Electric France, Square D and France Transfo and **Du Pareil au Même**.

- Previous directorships and functions held in the past five years: Director of **Havas, Casino** (and various other functions within the Group), Laurus (Netherlands), Smart & Final (USA), CBD (Brazil) and Big C (Thailand).

Expertise and experience

A graduate of Hautes Etudes Commerciales and holder of a masters degree in applied economics from Paris Dauphine University, Pierre Bouchut began his career in 1979 with Citibank Paris, before moving to Bankers Trust France S.A. in 1987 as Vice President, Finance. In 1988, he joined McKinsey & Company as a consultant. In 1990, he accepted the position of Chief Financial Officer of the Casino Group, subsequently becoming the Group's Chief Executive Officer. In May 2005, he joined Schneider Electric as Executive Vice-President Finance & Control – Legal Affairs He has been a member of the Management Board since May 3, 2006.

(1) Held directly or through a corporate mutual fund.

6. Organizational and operating procedures of the Management Board

The Management Board has the broadest powers in relation to third parties to act in all circumstances in the Company's name within the limits of the corporate purpose, except for those powers that are specifically vested in the Supervisory Board and the Shareholders' Meeting under French law, and except for those matters that require the prior authorization of the Supervisory Board.

Under French law, the Management Board:

- Approves the annual and interim financial statements and related management reports.

- Calls Shareholders' Meetings.

- Decides share issues and capital reductions, pursuant to an authorization given by shareholders in Extraordinary Meeting.

- Grants stock options and makes stock grants, pursuant to an authorization given by shareholders in Extraordinary Meeting.

- Decides to carry out bond issues.

The Management Board has adopted internal rules and procedures that organize its activities and its relations with the Supervisory Board. These internal rules and procedures are invalid against claims from third parties.

The Management Board met 14 times in 2007.

7. Declarations concerning the situation of the members of the Supervisory Board and Management Board

The members of the Supervisory Board and Management Board together hold 0.03% of the Company's capital and 0.03% of the voting rights.

Pierre Bouchut has service contracts with Schneider Electric Industries S.A.S. and Schneider Electric Services International.

Alain Burq has a service contract with Schneider Electric Industries S.A.S.

None of the members of the Supervisory Board or Management Board has a service contract with the Company or any of its subsidiaries providing for benefits upon termination of employment.

No related-party agreements have been entered into between the Company and the members of the Supervisory Board or Management Board.

In the last five years, none of the members of the Supervisory Board or Management Board have been:

- The subject of any convictions in relation to fraudulent offences or of any official public incrimination and/or sanctions by statutory regulatory authorities.
- Disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of an issuer.
- Involved, as a member of an administrative, management or supervisory body or a partner, in a bankruptcy, receivership or liquidation.

None of the members of the Supervisory Board or Management Board are related to each other.

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which a member of the Supervisory Board or Management Board has been selected as a member of an administrative, management or supervisory body or a member of Senior Management.

There are no conflicts of interests between any duties to Schneider Electric SA of the members of the Supervisory Board or Management Board and their private interests.

8. Internal Control **

In its operations, Schneider Electric faces a number of external and internal risks presented in the description of the Company and its businesses (see pages 28 to 33). The Group has set up procedures and processes to identify, quantify and reduce these risks in order to prevent and manage them effectively. It has also established procedures at Group level to anticipate and control the risk of accounting and other errors and fraud.

The purpose of these internal control procedures is to ensure:

- Compliance with laws and regulations.
- Application of instructions and guidelines issued by Senior Management.
- The proper functioning of the Company's internal processes, notably as concerns asset preservation.
- Reliable financial information.

More generally, internal control helps the Group manage its businesses, run efficient operations and use its resources efficiently.

Because it is designed to prevent and control risks that could keep the Company from achieving its targets, internal control plays a key role in management of operations.

No system of internal control designed to fulfill the above objectives is capable of providing absolute assurance that the objectives will be met due to the inherent limitations of procedures, however well conceived. The internal control process is a work in progress; procedures are adapted to reflect changes in the business and regulatory environment, as well as in the Group's organization. The different participants in the process ensure that procedures are regularly updated and circulated throughout the Group.

This report was prepared on the basis of discussions among these participants, in particular Finance & Control - Legal Affairs, Senior Management and the internal auditors. It is supported by a review of the internal control resources and procedures deployed by the Group.

Internal Control Organization

Control environment: key participants and responsibilities

a) Supervisory Board, Audit Committee and Remunerations and Appointments & Corporate Governance Committee

In accordance with article L.225-68 of the French Commercial Code, the Supervisory Board exercises permanent oversight over the Company's management by the Management Board, which has the broadest powers in relation to third parties to act in all circumstances in the Company's name.

In addition to performing ex-post controls as part of its oversight activities, the Supervisory Board also performs ex-ante controls, particularly in the areas of financing and the implementation of Group strategy. The Company's bylaws and the Supervisory Board's internal rules state that the Management Board must obtain the Supervisory Board's prior authorization before carrying out any debt or equity financing transactions that would significantly alter the Company's balance sheet structure, or before deciding any material business acquisitions or disposals.

The Supervisory Board's ex-post controls include reviewing the financial statements approved by the Management

***Paragraphs 2 through 4, 8 and 9 make up the Chairman's report prepared in accordance with article L.225-68 of the French Commercial Code.*

Board. As part of its review, the Supervisory Board obtains assurance as to whether the accounting policies used are appropriate and have been applied consistently from one period to the next, whether transactions that are material at Group level have been properly accounted for and whether the rules governing the inclusion of companies in the scope of consolidation have been properly applied.

The Supervisory Board also obtains assurance concerning the reliability of the system of internal control. The Audit Committee reports to the Supervisory Board on its review of the internal audit organization, programs and findings, as well as on any examination of financial or accounting risk management issues performed at the Committee's own initiative or at the request of the Supervisory Board, the Supervisory Board Chairman or the Management Board Chairman.

The Supervisory Board ensures that the Management Board functions efficiently and effectively. It sets the compensation of Management Board members, based on a report drawn up by the Remunerations and Appointments & Corporate Governance Committee. Through the Remunerations and Appointments & Corporate Governance Committee, it obtains information about the Senior Management compensation policy decided by the Management Board and authorizes the creation of stock option and stock grant plans.

b) Senior Management

The Senior Management team consists of the Management Board, assisted by the Executive Committee. The fifteen-member Executive Committee is chaired by the Chairman of the Management Board. In addition to the members of the Management Board, it comprises:

- The Executive Vice Presidents of the four Operating Divisions (Europe, North America, Asia-Pacific and Rest of the World).
- The Executive Vice-President, Globalization & Industry, the Executive Vice President, Strategy, Customers & Technology, Services & Projects Business Unit and the Executive Vice President, Renewable Energies.
- The Executive Vice Presidents of the Power, Automation, Critical Power & Cooling Services and Building Automation and Security Business Units.
- The Executive Vice President, Global Human Resources and the Executive Vice President, Strategic Human Resources and Organization.

The Executive Committee regularly reviews the development outlook of the Group's core businesses, opportunities for bolt-on acquisitions and the business case for divestments. It reviews the Group's overall strategies, its innovation, geographic expansion and human resources policies and policies governing relations with research and training establishments.

The Executive Committee reviews the profit centers' business and financial performance at each of its meetings. It tracks progress on major projects to improve IT management processes and deals with all issues related to production management, supply chain optimization and relations with partners and distributors. It performs ex-post reviews of product launches and monitors technological advances that are likely to be of interest to the Group.

c) Internal Audit

The Vice-President in charge of the 25-member Internal Audit Department reports to the Management Board and the Audit Committee.

The internal auditors are responsible for ensuring at the level of each unit that:

- Risks are appropriately identified and managed.
- Significant financial, management and operating information is accurate, reliable and timely.
- Employees' actions are in compliance with the Group's policies, standards, procedures and the applicable laws and regulations.
- Resources are acquired economically, used efficiently and adequately protected.

The internal auditors carry out their work according to an adjustable annual plan.

Internal audit plans are drawn up based on risk and control concerns identified by management, taking into account the results of past audits, the work performed by the external auditors and control self-assessments by the units. When necessary, the audit plan is adjusted during the year to include special requests from Senior Management.

The internal audit process complies with international audit guidelines established by the Institute of Internal Auditors.

After each internal audit, a report is issued setting out the auditors' findings and recommendations. Copies of the report are given to the head of the audited entity, the Management Board or the Audit Committee. The external Auditors also have access to the reports.

In 2007, the internal auditors performed 34 audits, including:

- Full audits of medium-sized units.
- Audits of a number of risks or operating processes.
- Post-acquisition audits for newly acquired companies.
- Analyses of control self-assessments by the units.
- Follow-up audits to ensure recommendations are applied.

d) Finance & Control - Legal Affairs Department

The Finance & Control - Legal Affairs Department is actively involved in organizing the control environment and ensuring compliance with procedures.

It is responsible for consolidating and analyzing monthly, quarterly and annual financial data.

As part of this mission, the department drafts and updates statutory and management accounting procedures (see below) designed to ensure that statutory and management accounting practices are consistent throughout the Group and in compliance with applicable regulations.

e) Operating Divisions and Business Units

The Operating Division and Business Unit management teams play a critical role in effective internal control. All Group units report to one of the four Operating Divisions or one of the Business Units, which are managed by an Executive Vice President, supported by a financial controller. Within each division, the management team organizes control of operations, ensures that appropriate strategies are deployed to achieve objectives and tracks unit performance.

The Division and Business Unit Executive Vice Presidents sit on the Executive Committee and report to the Management Board Chairman. The financial controllers report to the Finance & Control - Legal Affairs department. A Management Committee reviews the transactions of the Divisions and Business Units on a monthly basis.

Thanks to frequent contacts with the corporate functions, this matrix organization guarantees a high level of responsiveness as concerns operations-related risks, through the presence of local managers, understanding of local environments and business models, and effective application of Group guidelines.

f) Human Resources Department

The Human Resources department is responsible for deploying and ensuring the application of procedures concerning employee development, occupational health and safety and professional ethics.

These procedures are presented to all employees in a document entitled Our Principles of Responsibility. Compliance is verified through the annual evaluation process and tracking of new² indicators (see below).

Internal benchmarks

a) Principles of Responsibility

The Principles of Responsibility are a set of guidelines for decisions and actions that have an impact on stakeholders – employees, customers, vendors, shareholders, the community – or the environment. A copy of the Principles is given to all new employees along with their employment contract.

b) Insider Code

This code sets out the rules to be followed by management and employees to prevent insider trading. It imposes an obligation of confidentiality on all employees who have access to price-sensitive information and sets permanent restrictions on purchases and sales of Schneider Electric shares by persons who have access to price-sensitive information in the course of their work.

c) International Internal Auditing Standards

The Schneider Electric internal auditors are committed to complying with the international standards published by the Institute of Internal Auditors (I.I.A.) and other bodies.

d) Statutory and Management Reporting Principles (see below)

e) AMF Recommended Reference Framework

Schneider Electric has taken measures to align its internal control system with the reference framework recommended by Autorité des Marchés Financiers (AMF) and the related application guide.

Procedures

a) Operating procedures

Management of operational risks

As explained above, operational risks are managed first and foremost by the units in liaison with the Operating Divisions and Business Units, based on Group guidelines.

General risks are covered by specific procedures described below.

Commitment limits

Commitment limits have been set for executives from Group level down to the individual units, whereby contracts for the purchase or sale of products or services may be signed or authorized only by line management when they exceed a certain amount which varies according to the type of contract, the unit and the division, up to a maximum of €10 million. In addition, all transactions that may affect the Group's fundamental interests, due to their size or nature, must be authorized in advance by the Management Board or, in some cases, the Supervisory Board. This rule applies in particular to all purchases and sales of shares in subsidiaries and affiliates whatever the amounts involved, as well as to subscriptions to share issues by these entities, purchases and sales of strategic assets, product development, trademarks and patents, and off-balance sheet commitments.

Acquisitions Committee, New Products Committee

Proposed business acquisitions and development programs must be submitted to the Acquisitions Committee or the New Products Committee in each Business Unit for review, prior to being presented for approval at the appropriate management level as described above. The two committees are made up of representatives of the main departments involved in the projects.

Quarterly management reviews

Group Senior Management (comprising the Chairman of the Management Board, the Executive Vice President, Finance & Control - Legal Affairs and the Executive Vice President, Human Resources) performs a comprehensive review of the activities and results of the Operating Divisions and Corporate Functions four times a year. The review covers the status of the main action plans in the areas of business growth, operational efficiency and human capital management, as well as year-to-date results and forecasts for the remaining quarters. Similar management reviews are carried out at each level beforehand (e.g., unit, country organization, zone).

Monthly management reporting

Group Senior Management holds monthly meetings to review the monthly management accounts of the Group and the individual units.

In addition, financial controllers from the Operating Divisions and the Finance & Control - Legal Affairs department review the units' performance and principal transactions monthly.

Tracking of priorities set by the new² Company Program

new² focuses on three priorities for which the Group has identified significant potential for improvement: growth, efficiency and people.

The program's indicators, measured monthly, concern:

- The efficiency of such critical processes as customer satisfaction, supply chain, IT and purchasing and production localization.
- Growth achieved by new activities and new products.
- Employee development (training, occupational health and safety, etc.).

new²'s priorities correspond to major processes in terms

of management and performance for which the Group has committed to a maximum level of efficiency and quality.

Senior Management tracks these indicators monthly. Action plans are deployed immediately when areas of risk or improvement are identified.

Financial review meetings

The financial position of all Group companies is reviewed once a year by Group Finance & Control - Legal Affairs.

The process includes, for each unit:

- An analytical review of the balance sheet and of capital employed.
- An analytical review of working capital and customer credit.
- An analysis of financial risks (liquidity, currency, counterparty and credit risks).
- A review of compliance with internal rules governing intercompany payments and transfer pricing.
- A review of the membership of the unit's Board of Directors or equivalent.

Monthly Treasury Committee meetings

This Committee, chaired by the Executive Vice President, Finance & Control - Legal Affairs, reviews the Group's monthly cash position, foreign currency position and financing capacity.

Foreign currency transactions for all entities are managed at Group level, except for those involving soft currencies. Schneider Electric has established internal control rules governing foreign exchange exposure – only the operating receivables and payables of each entity and intercompany financial receivables and payables (dividends, loans and borrowings) are hedged – and the accounting treatment of foreign currency transactions.

b) Specific procedures applicable to certain types of risks or transactions

Integration of newly-acquired businesses

The integration of newly-acquired businesses is a process that extends over a period of 6 to 24 months depending on the type and size of the new entity.

The integration scenario for each acquisition varies depending on whether the business was acquired to strengthen the Group's existing lineup, extend the lineup or penetrate a new segment.

All told, there are five scenarios ranging from total integration to separate organization reporting to Senior Management. Depending on the strategic objective, a matrix is drawn up showing the required level of integration for each of the newly-acquired business's core functions, i.e. front office (sales force and brand), back office, R&D, corporate functions and management reporting.

An integration plan is drawn up for each acquisition and submitted to the Acquisitions Committee for approval. The plan is implemented by an integration manager who reports to a Steering Committee that initially meets at monthly intervals and then on a quarterly basis.

New product development

The New Products Committee allocates resources among new product development, range management and technological research.

Management processes for technological projects have been harmonized throughout the Group to allow more effective tracking of resource allocation and return on investment.

Industrial property

The patents developed or purchased by the Group are tracked by the Industrial Property team within the Finance & Control - Legal Affairs Department. All industrial property information for the main Group subsidiaries is transmitted to this team, which is responsible for managing and protecting these intangible assets around the world. The same procedure is followed for trademarks.

Purchases

A key process in Group operations, purchases represent around half of consolidated revenue.

Rules governing purchases mainly concern purchasing department organization and procedures, relationships between buyers and vendors, levels of signature authority, and compliance with environmental standards. Internal audit plans for individual subsidiaries or units systematically cover the purchasing function and include productivity and cost of non-quality analyses, compliance reviews and analyses of the vendor portfolio.

Internal control procedures governing the production and processing of accounting and financial information

The consolidated financial statements for all fiscal years commencing on and after January 1, 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS), to comply with European Union regulation 1606/2002.

Internal control procedures to confirm the existence and value of assets and liabilities

Internal control procedures generally consist of defining levels of responsibility for authorizing and checking transactions, and segregating tasks to help ensure that all transactions are justified. In addition, integrated statutory and management reporting systems have been developed to guarantee the completeness of transaction data recorded in the accounts.

Each subsidiary is responsible for implementing procedures providing an adequate level of internal control. Operating Division management teams assist the units in this process and represent a first level of control in the application of procedures.

Intangible assets

The process for valuing software and product development costs is designed to monitor and analyze expenses, identify the portion of those expenses that meet the definition of an asset and may be capitalized, and track the asset's use over time.

IT systems have been deployed to track project development costs and measure the profitability of new products more accurately.

The carrying value of trademarks is determined based on an assessment of the economic value of the underlying business at the time of acquisition and, for the most significant, on an independent valuation of the trademark.

Contractual customer relationships are recognized in certain business combinations, based on independent valuations.

In accordance with IFRS, goodwill and non-amortizable intangible assets recognized in business combinations are tested yearly (and sooner if there is an indication of impairment) to ensure that the recoverable amount is higher than the carrying amount.

Property, plant and equipment

Land and buildings are tracked by the Property department and stated at historical cost net of accumulated depreciation and any accumulated impairment losses. Manufacturing assets are tracked by the Globalization & Industry department.

Property, plant and equipment are recognized in the accounts on the basis of title deeds, an invoice or a finance lease accompanied by documentary evidence that the asset has been put into service.

Equity investments

Investments in consolidated companies and available-for-sale financial assets are tracked and verified by the Finance & Control – Legal Affairs Department.

Inventories

Inventories are verified at least once a year in each subsidiary through physical inventories or cycle counts. Inventories are written down to net realizable value where appropriate.

Customers

When sales are recorded in the accounts by the subsidiaries, this automatically generates an entry in a trade receivables account. Receivables are valued and–where appropriate–written down by the subsidiaries in accordance with Group policies. A credit management charter prepared by the Customer Credit Department provides guidelines for new customer acceptance, credit limits, credit insurance, dunning and recovery procedures.

Tax assets and liabilities

The subsidiaries are responsible for calculating, accruing and managing their taxes, except in those cases where the subsidiary concerned is a member of a tax group.

The Tax unit within the Finance & Control - Legal Affairs Department reviews the current tax charge in countries that represent a significant portion of the Group's total tax charge. The Tax unit is also responsible for overseeing the resolution of tax claims.

The Operating Divisions generally have their own tax departments, which ensure compliance with local regulations.

The Statutory and Management Accounting unit within the Finance & Control – Legal Affairs Department reviews the Group's current and deferred tax position during each quarterly consolidation process. The procedure includes performing analytical reviews of the main subsidiaries' tax position, preparing the tax proof validating the Group's effective tax rate, and analyzing changes in deferred tax assets and liabilities by category of tax basis.

Provisions for contingencies

Group policy consists of recording provisions for contingencies and charges in the accounts of the individual subsidiaries. Claims and litigation are generally managed jointly by the subsidiary and the Finance & Control - Legal Affairs Department. Provisions for contingencies are adjusted to reflect any changes in the estimated risk. Movements recorded by subsidiaries are required to be evidenced and are checked for compliance with the applicable accounting standards. When necessary, the Group uses independent experts to assess risks.

Employee benefits

The subsidiaries are responsible for managing their employee benefit obligations under compulsory and company-sponsored plans. Group policy consists of systematically recording provisions for statutory length-of-service awards due to employees on retirement, pensions and healthcare costs paid on behalf of retired employees in all countries where the Group has an obligation under the related plans.

Long- and short-term debt

Net debt is managed at Group level by the Finance & Control - Legal Affairs Department. Where appropriate, cash pooling agreements and currency position management agreements are set up to profit from economies of scale and minimize financing costs.

Decisions concerning the financing of subsidiaries are made by the Finance & Control - Legal Affairs Department. The bulk of their financing needs are met by short-term intercompany loans in their functional currency, but in some cases the Corporate Treasury Center may decide to obtain external financing. Long-term debt is managed at Group level.

Bond issues are submitted to the Supervisory Board for approval.

Off-balance sheet commitments

The off-balance sheet commitments of newly-acquired subsidiaries are reviewed and analyzed when the company joins the Group. Financial guarantees are issued by the Finance & Control – Legal Affairs Department.A consolidated statement of off-balance sheet commitments is produced at six-month intervals by the Corporate Management Control and Accounting unit, which performs analytical reviews to check the data. Other legal commitments are tracked by the Legal Affairs unit.

Procedures for the production of accounting and financial information

System design, database and accounting standards

The Group has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS) since January 1, 2005.

The Group applies the IFRSs adopted by the European Union as of December 31, 2007. The Group's accounting principles reflect the underlying assumptions and qualitative characteristics identified in the IFRS accounting framework. This involves preparing the financial statements on the accrual basis of accounting and assuming that the business is a going concern. Qualitative characteristics in-

clude understandability, relevance, reliability and comparability. These characteristics rely on information that is neutral, prudent and complete and that represents transactions and events in accordance with their substance and economic reality and not merely their legal form.

The management reporting and consolidation packages of all Group entities are prepared strictly in accordance with Group accounting principles and policies.

The accounting and reporting system

The Corporate Management Control and Accounting unit of the Finance & Control - Legal Affairs Department has launched a project to standardize management reporting processes among the various subsidiaries by rolling out an integrated SAP system across the entire Group. Subsidiaries in France, Spain, certain other European countries and China have already migrated their statutory and management accounting systems to SAP. A SAP core model for use by all Group entities is currently being developed and will be implemented in phases over the next four years.

The accounts of the subsidiaries are prepared in accordance with Group accounting policies. The data are then adjusted, where necessary, to produce the local statutory and tax accounts.

Consolidation and reporting software is used to report monthly actual and forecast data and also to produce the Group financial statements.

A new reporting and consolidation system was deployed on January 1, 2006. In connection with the migration to the new system, reporting systems were reorganized (reporting entities, indicators and deadlines), completing the process of aligning statutory and management reporting processes.

Account closing and verification process

a) Consolidating data from operating units

The reporting entities produce monthly income statements, which are used to determine the Group's monthly operating profit.

The consolidated financial statements are produced 16 working days after the annual or half-yearly period-end. To meet this deadline, all of the subsidiaries perform a hard close at May 31 and November 30 of each year and the majority of consolidation adjustments for the period are also calculated at these dates.

The majority of subsidiaries are consolidated at Group level; however, the Square D subgroup submits a consolidated reporting package.

b) Role of the Corporate Management Control and Accounting Department

The Corporate Management Control and Accounting unit includes a reporting team that is responsible for producing and distributing reporting packages throughout the Group and a performance analysis team that tracks the operating units' performance in relation to their targets.

The list of entities to be consolidated or accounted for by the equity method is drawn up by the Corporate Management Control and Accounting unit, which then uses this list to determine with the Legal Affairs unit the consolidation method to be applied to each entity, as well as the percentage of the entity's capital and voting rights held by the Group.

The unit issues instructions for the closing process, including reporting deadlines, required data and any necessary adjustments.

It checks the quality of the reporting packages submitted by the subsidiaries, focusing primarily on intercompany eliminations, the accounting treatment of non-recurring transactions for the period, and movements between the opening and closing balance sheet used to prepare the statement of cash flows.

The department also checks the results of programmed procedures, including conversions, intercompany eliminations, transfers to minority interests and recognition of the effects of changes in scope of consolidation.

At the same time, the Group's consolidated financial statements are analyzed in detail, to understand and check the main contributions by subsidiaries, as well as the substance of transactions reflected in the accounts. Account classifications are checked. The key control points concern the preparation and validation of the statement of changes in equity and the statement of cash flows. Lastly, the Corporate Management Control and Accounting unit analyzes consolidated data and the contribution of each Group unit.

The Corporate Management Control and Accounting unit is responsible for providing assurance concerning:

- The proper application of Group accounting principles and policies.
- The integrity of the consolidation system database, which the unit is responsible for administering and maintaining.
- The quality of accounting processes and data.
- Training for finance staff in the form of specific seminars.

The unit drafts and updates the financial reporting procedures and guidelines required to produce high quality information. These procedures and guidelines are available for consultation by all employees concerned on the Group intranet. They include:

- A glossary of accounting terms used in the reporting package, including a definition of each term.
- The chart of accounts for reporting.
- A Group statutory and management accounting standards manual, which includes details of debit/credit pairings in the consolidation system.
- A Group reporting procedures manual and system user's guide.
- Performance analysis and tracking tools.
- An intercompany reconciliation procedure manual.
- Account closing instructions.

Statutory Auditors' report,

prepared in accordance with Article L. 225-235 of French Company Law (Code de commerce), on the report prepared by the President of the Supervisory Board of Schneider Electric S.A., on the internal control procedures relating to the preparation and processing of financial and accounting information.

This is a free translation into English of the Statutory Auditors' Report issued in French language and is provided solely for the convenience of English-speaking readers.

This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric S.A., and in accordance with Article L. 225 235 of French Company Law (Code de commerce), we report to you on the report prepared by the Chairman of your company in accordance with Article L. 225-68 of French Company Law (Code de commerce) for the year ended December 31, 2007.

It is the Chairman's responsibility to describe in his report the preparation and organization of the Supervisory Board's work and the internal control procedures implemented by the company.

It is our responsibility to report to you on the information contained in the Chairman's report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information.

We conducted our work in accordance with the relevant French professional standard. This standard requires that we perform the necessary procedures to assess the fairness of the information provided in the Chairman's report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information. These procedures consisted mainly in:

- obtaining an understanding of the internal control procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the Chairman's report and existing documentation are based;
- obtaining an understanding of the work involved in the preparation of this information and existing documentation;
- determining if any significant weaknesses in the internal control procedures relating to the preparation and processing of the accounting and financial information that we would have noted in the course of our engagement are properly disclosed in the Chairman's report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the Supervisory Board's report, prepared in accordance with Article L. 225-68 of French Company Law (Code de commerce).

Courbevoie and Neuilly-sur-Seine, February 19, 2008

The Statutory Auditors

French original signed by:

Mazars & Guérard	Ernst & Young et Autres
Pierre Sardet	Pierre Jouanne

9. Management interests and compensation

Management Board and Executive Committee compensation policy

The general principles underlying the Senior Management compensation policy and the situation of each executive are reviewed by the Remunerations and Appointments & Corporate Governance Committee and presented to the Supervisory Board.

The policy's aims are to:

- Retain and motivate the best talents.
- Reward individual and collective performance.
- Align overall compensation with the Group's results.

The basic principles consist of competitively positioning Schneider Electric in relation to market compensation rates for senior executives of comparable industrial groups in each country concerned, as follows:

- Cash compensation, comprising a fixed salary and a variable bonus, is set at level close to the market median with the salary portion below the market median.
- Total compensation (cash compensation, stock options or stock grants) is set above the market median.

The variable bonus depends on the degree to which objectives set at the beginning of the year are met and can range from 0 to 200% of salary, establishing a close link between performance and compensation.

Depending on their responsibilities, Executive Committee members' variable bonuses are determined as follows:

- 30 to 40% of the bonus is determined by reference to the Group's overall performance, as measured in terms of operating margin, organic growth and return on capital employed.
- 20 to 40% is based on the performance of the executive's unit, as measured on the basis of business targets and customer satisfaction rates.
- 30 to 40% depends on the attainment of measurable personal performance targets.

The compensation of the Management Board members is set by the Supervisory Board based on the recommendations of the Remunerations and Appointments & Corporate Governance Committee.

The variable bonuses of the Management Board members are determined as follows:

- 60% of the bonus is determined by reference to the Group's overall performance, as measured in terms of operating margin, organic growth and return on capital employed.
- 40% depends on the attainment of measurable personal performance targets set by the Supervisory Board.

Senior Management may also be granted stock options or stock grants. US citizens or residents may be granted stock appreciation rights (SARs) that match option characteristics. The main characteristics of the plans are as follows:

- The options have a ten-year life (since 2006).
- The options are granted at an exercise price that does

not include any discount to the Schneider Electric SA share price at the time of grant.

- Half of the options (performance options) vest only if certain targets are met (organic revenue growth and operating margin).

For the annual plan set up in December 2007 for 2008, 30% of the stock options were replaced by stock grants for non-American members of the Management Board and Executive Committee, on the basis of one stock grant for four stock options.

Half of the stock grants are subject to the same performance targets as options. The vesting period is three years followed by a lock-up period of two years, except for residents of countries other than France, for whom a vesting period of four years applies, with no lock-up period.

Pension benefits

French members of the Management Board and Supervisory Board are covered by the Group's top hat pension plan for senior executives, which provides for the payment of pension benefits corresponding to up to 60% (50% plus 1% per year from the sixth to the fifteenth year of service) of their average compensation for the three calendar years preceding their retirement (corresponding to the sum of (i) their gross basic salary and (ii) their variable bonus for the reference years) less the total benefits received under external plans, with a cap of 25% of the reference average compensation. On the death of the executive, the plan provides for the payment of a 60% reversionary pension to his or her spouse.

Non-French members are covered by funded pension plans in line with local practice in their respective countries.

The capitalized amount of pension plans in connection with all the management is approximately €13.2 million.

Compensation of the Supervisory Board members

Compensation of the Chairman of the Supervisory Board

Based on the recommendation of the Remunerations and Appointments & Corporate Governance Committee, at its meeting on May 3, 2006, the Supervisory Board decided to set the annual compensation of its Chairman at €500,000 not including the attendance fees paid to Supervisory Board members.

The Chairman of the Supervisory Board does not receive any stock options or stock grants and will not be entitled to any payment on leaving the Board.

In his capacity as Chairman of the Supervisory Board, Henri Lachmann was paid gross compensation of €500,000 in 2007. In addition, in 2007 Mr. Lachmann was paid attendance fees for 2006 of €60,000 by Schneider Electric SA. In 2008, he was paid attendance fees for 2007 of €60,000.He is also covered by the Company's pension plan for senior executives, under the plan's general terms and conditions. During the year, he claimed his pension representing annual benefits equal to 25% of his average compensation for the three calendar years prior to his retirement. On his death, his spouse will receive a reversionary pension equal to 60% of this amount. In 2007, he received total payments of €537,557 under the pension plan described above.

Mr. Lachmann has a Company car and may also use the chauffeur-driven Company cars made available to Group Senior Management. This benefit in kind can be estimated for the 2007 fiscal year at €5,090.

Stock options

Mr. Lachmann, who was granted options under plans 16 through 21, 24, 26 and 27, exercised 139,344 options at a price of €45.21 under plan number 21 during the year. He held 802,484 options as of January 1, 2008.

Compensation of the Supervisory Board members

The Annual Shareholders' Meeting set total attendance fees at €800,000.In May 2006, the Supervisory Board decided to allocate these fees as follows:

a) Board members and non-voting members resident in France receive a basic fee of €15,000 and members resident outside France receive double this amount.

b) All Board members also receive a variable fee of up to €30,000 based on their attendance rate at Supervisory Board meetings.

c) Members who sit on the Committees of the Board receive a fixed fee of €15,000 with the Audit Committee chairman receiving double this amount. On this basis, attendance fees paid in respect of 2006 and 2007 were as follows:

	Supervisory Board 2007 (1)	Board of Directors and Supervisory Board 2006 (2)
Henri Lachmann	60,000	60,000
Léo Apotheker (3)	7,400	-
Claude Bébéar (3)	15,000	15,000
Alain Burq	- (4)	22,500
Noël Forgeard	45,000	41,685
Jérôme Gallot	45,000	45,000
Willy R. Kissling	75,000	75,000
Cathy Kopp	35,000	31,575
Gérard de La Martinière	75,000	75,000
René Barbier de La Serre	55,000	60,000
James Ross	70,000	75,000
Chris Richardson (5)	-	40,000
Richard Thoman (5)	50,250	-
Piero Sierra	75,000	75,000
Serge Weinberg	55,000	60,000

(1) Paid in early 2008.
(2) Paid in early 2007.
(3) Non-voting member.
(4) Alain Burq, who has a service contract with Schneider Electric Industries S.A.S., waived payment of his attendance fees.
(5) Richard Thoman was co-opted on April 26, 2007 to replace Chris Richardson, who resigned on April 1, 2007.

Compensation, benefits and stock options of Management Board members

Chairman of the Management Board - Jean-Pascal Tricoire

Based on the recommendation of the Remunerations and Appointments & Corporate Governance Committee, at its meetings on December 21, 2006 and April 26, 2007, the Supervisory Board decided to set the annual salary of the Chairman of the Management Board for 2007 at €700,000 and his target variable bonus at 100% of this amount, with a maximum of 200%.

The variable bonus was determined as follows:

- 60% based on the Group's organic growth, operating profit and return on capital employed.
- 40% based on personal targets, including customer satisfaction, the integration of APC and divestment of small UPS systems, growth of new businesses and investment in BRIC.

At its meeting of February 19, 2008, the Supervisory Board noted or determined achievement levels of 180% for the targets related to the Group's financial results and 180% for the personal targets.

Jean-Pascal Tricoire was paid a salary of €700,000 for 2007 and a variable bonus for 2006, determined by the Supervisory Board on February 20, 2007, of €1,073,403. The variable bonus for 2007, paid in 2008, as determined by the Supervisory Board on February 19, 2008, amounted to €1,260,000.

Benefits

At its meeting on May 3, 2006, the Supervisory Board decided that Mr. Tricoire should continue to be entitled to all the employee benefits provided for in his service contract with Schneider Electric Industries S.A.S. He is therefore covered by the Schneider Electric Industries employee benefit plan and pension plan for French senior executives (see above). In addition, under the procedure applicable to related party agreements, the Supervisory Board authorized the signature of an addendum to his service contract stipulating that:

- His service contract will resume when he ceases to be an officer *(mandataire social)* of Schneider Electric and Schneider Electric Industries S.A.S., with compensation equal to what he received as Chairman of the Management Board and CEO plus a variable bonus calculated on the basis of his average target bonus for the two previous years.
- His period as an officer *(mandataire social)* of Schneider Electric SA will be taken into account for the calculation of the termination benefit payable under his service contract. This termination benefit, including the benefit provided for in the industry collective bargaining agreement *(Convention Nationale des Ingénieurs et Cadres de la Métallurgie)*, is evaluated at December 31, 2008 at two years of his target annual compensation (salary plus target variable bonus).
- He will receive the equivalent of two years of his last target annual compensation in the event he should resign following a material change in Schneider Electric SA's shareholder structure that could substantially modify the membership of the Supervisory Board.
- Should he leave the Company for any reason, the Company may evoke the non-compete agreement in his service contract and the provisions of the industry collective bargaining agreement *(Convention Nationale des Ingénieurs et Cadres de la Métallurgie)* that call for monthly payment of an amount equivalent to 50% to 60% of the average monthly compensation for the last twelve months of presence (salary plus paid bonus). This payment is due for one year, renewable once.

Shareholders approved these benefits and the addendum to Mr. Tricoire's contract at the Annual Meeting of April 26, 2007.

The Supervisory Board has not granted any pension benefit to Mr. Tricoire.

Mr. Tricoire's travel and entertainment expenses are reimbursed by the Company. He has a Company car and may also use the chauffeur-driven Company cars made available to Group Senior Management. This benefit in kind can be estimated €4,233.

Stock options and stock grants

Jean-Pascal Tricoire received stock options under plans 18 through 21, 24, 26 through 28 and 30, and stock grants under plans 1 and 3. During the year, he exercised 6,867 options under plan 18, 5,050 options under plan 19, 770 options under plan 20 and 11,110 options under plan 21.

In 2007, Mr. Tricoire received 63,000 options with an exercise price of €92 and expiring in 2017 under plan 30 (the 2008 plan). Half of these are contingent on the achievement of Group performance targets. He also received 6,750 stock grants under plan 3, half of which are subject to the achievement of Group performance targets.

The Supervisory Board set the lock-up period in accordance with the provisions of the French Commercial Code (see page 63). The grants were recognized in the consolidated financial statements in accordance with IFRS 2 at a unit value of €19.67 for the options and €72.42 for the stock grants. These values are based on theoretical evaluations as the existence of any capital gains or losses will depend on the stock price on the date the shares are sold.

As of January 1, 2008, Mr. Tricoire held 507,241 options, including 143,787 performance options, and 11,750 performance stock grants.

Member of the Management Board - Pierre Bouchut

As Chief Financial officer, Pierre Bouchut has maintained his service contract with Schneider Electric Industries SAS.

Based on the recommendation of the Remunerations and Appointments & Corporate Governance Committee, at its meetings on December 19, 2006 and February 20, 2007, the Supervisory Board set limits on Mr. Bouchut's compensation for 2007. The Board recommended setting his target bonus at 60% of his salary, with a maximum of 120%. Sixty percent of the bonus is based on Group performance targets in terms of operating profit, organic growth and return on capital employed, and 40% on measurable personal targets set by Jean-Pascal Tricoire.

In 2007, Pierre Bouchut received €378,400 in salary and a bonus for 2006 of €377,188. His variable bonus for 2007, paid in 2008, amounted to €381,400.

Benefits

Under his service contract with Schneider Electric Industries SAS, Pierre Bouchut is covered by the top hat pension plan for senior executives in France (see above) and is also entitled to a termination benefit should the employer terminate the contract. This termination benefit, including the benefit provided for in the industry collective bargaining agreement *(Convention Nationale des Ingénieurs et*

Cadres de la Métallurgie), is evaluated at December 31, 2008 at two years of his target annual compensation (salary plus target variable bonus).

Should Mr. Bouchut leave the Company for any reason, the Company may evoke the non-compete agreement in his service contract and the provisions of the industry collective bargaining agreement *(Convention Nationale des Ingénieurs et Cadres de la Métallurgie)* that call for monthly payment of an amount equivalent to 50% to 60% of the average monthly compensation for the last twelve months of presence (salary plus paid bonus). This payment is due for one year, renewable once.

Mr. Bouchut's travel and entertainment expenses are reimbursed by the Company. He has a Company car and may also use the chauffeur-driven Company cars made available to Group Senior Management. This benefit in kind can be estimated €4,675.

Stock options and stock grants

Pierre Bouchut received stock options under plans 26 through 28 and 30, and stock grants under plans 1 and 3. In 2007, he received 25,200 performance options with an exercise price of €92 and expiring in 2017 under plan 30 (the 2008 plan), and 2,700 stock grants under plan 3.

The Supervisory Board set the lock-up period in accordance with the provisions of the French Commercial Code (see page 63). The grants were recognized in the consolidated financial statements in accordance with IFRS 2 at a unit value of €19.67 for the options and €72.42 for the stock grants. These values are based on theoretical evaluations as the existence of any capital gains or losses will depend on the stock price on the date the shares are sold.

Compensation paid to members of Senior Management other than Management Board members

Changes in Senior Management

The Senior Management team consists of the Management Board, assisted by the Executive Committee. The fifteen-member Executive Committee is chaired by the Chairman of the Management Board. In addition to the members of the Management Board, it comprises:

- The Executive Vice Presidents of the four Operating Divisions (Europe, North America, Asia-Pacific and Rest of the World).
- The Executive Vice-President, Globalization & Industry, the Executive Vice President, Strategy, Customers & Technology, Services & Projects Business Unit and the Executive Vice President, Renewable Energies.
- The Executive Vice Presidents of the Power, Automation, Critical Power & Cooling Services and Building Automation and Security Business Units.
- The Executive Vice President, Global Human Resources and the Executive Vice President, Strategic Human Resources and Organization.

Compensation

In 2007, total gross compensation, including benefits in kind, paid to the members of Senior Management other than the Management Board members amounted to €4,491,469, including €2,318,199 in variable bonuses for 2006.

Variable bonuses are based on the attainment of business targets set at the level of the Group and the managed entity and of personal targets. For 2007, the Group targets were as follows:

- Organic growth, with no bonus being paid if the Group's 2006 revenue represented 104.5% or less of 2005 revenue.
- Operating margin, with no bonus being paid if the 2007 margin rate was 13.3% or less.

Stock options and stock grants

The members of Senior Management other than the Management Board members received a total of 98,000 performance stock options under plan 30 (the 2008 annual plan), with an exercise price of €92 expiring in 2017, 6,526 performance stock grants under plan 3 and 3,975 performance stock grants under plan 4.

As of January 1, 2008, members of Senior Management held a total of 826,556 options, including 235,343 performance options, and 15,301 performance stock grants.

During 2007, the members of Senior Management exercised a total of 260,257 stock options granted under plans 16 to 24 at a weighted average price of €52.03.

Transactions in Schneider Electric shares in 2007 by Senior Management and members of the Supervisory Board and Management Board

Transactions disclosed in application of article 621-18-2 of the French Monetary and Financial Code:

Date	Name	Type of transaction	Number of shares	Price per share
Feb. 27	Willy R. Kissling	Share purchase	24,276	€96.00
March 5	Willy R. Kissling	Share sale	34,779.38	€87.96
March 13	Gérard de La Martinière	Share purchase	127,606.76	€91.54
March 21	Gérard de La Martinière	Share subscription	12,848	€73.00
May 21	Jean-Pascal Tricoire	Share sale	726,871.95	€105.68
May 21	Jean-Pascal Tricoire	Share sale	81,373.60	€105.68
May 21	Jean-Pascal Tricoire	Share sale	534,542.50	€105.68
June 14	Henri Lachmann	Subscription/gift	6,299,742.24	€45.21
June 27	Willy R. Kissling	Share sale	20,442.18	€103.40
Aug. 16	Willy R. Kissling	Share sale	25,290.97	€92.70
Sept. 17	Alain Burq	Share purchase	49,451.92	€65.24

10. Regulated agreements

At its meeting of January 6, 2006, the Board of Directors authorized the signature of a shareholders' agreement between AXA and Schneider Electric SA. The agreement calls for the continuation of stable cross-shareholdings between the two groups. In particular, Schneider Electric SA undertakes to hold no less than 8.8 million AXA shares. Each group also holds a call option that may be exercised in the event of hostile takeover. The one-year agreement, which is automatically renewed each year unless it is expressly terminated, was approved by shareholders at the Annual Meeting of April 26, 2007.

At its meeting on May 3, 2006, the Supervisory Board decided that Jean-Pascal Tricoire should continue to be entitled to all the pension and other benefits provided for in his service contract with Schneider Electric Industries S.A.S., which was suspended on his appointment to the Management Board as Chairman. The Supervisory Board also authorized the signature of an addendum to his service contract defining the terms under which it will resume or be terminated. This agreement was approved by shareholders at the Annual Meeting of April 26, 2007 (see page 54).

11. Auditors

	Appointed	Appointment expires
Statutory auditors		
Ernst & Young et Autres 41, rue Ybry - 92576 Neuilly-sur-Seine Cedex Represented by Pierre Jouanne	1992	2010
Mazars & Guérard Tour Exaltis - 61, rue Henri Regnault - 92576 Neuilly-sur-Seine Cedex Represented by Pierre Sardet	2004	2010
Substitute auditors		
Charles Vincensini	2004	2010
Philippe Diu	2004	2010

Fees paid to the Auditors and members of their networks in 2006 and 2007

(€ thousands)	2007					2006				
	Ernst & Young	%	Mazars & Guérard	%	Total	Ernst & Young	%	Mazars & Guérard	%	Total
Audit										
Statutory auditing	**8,981**	*81%*	**5,877**	*89%*	**14,858**	7,601	*80%*	4,800	*91%*	12,401
o/w Schneider Electric SA	*100*		*100*			*100*		*100,*		
o/w subsidiaries	*8,881*		*5,777*			*7,501*		*4,700*		
Related engagements	**1,476**	*13%*	**643**	*10%*	**2,119**	1,597	*17%*	360	*7%*	1,957
o/w Schneider Electric SA	*146*		*40*			*0*		*0*		
o/w subsidiaries	*1,330*		*603*			*1,597*		*360*		
Sub-total	**10,457**	*95%*	**6,520**	*99%*	**16,977**	**9,198**	*97%*	**5,160**	*97%*	**14,358**
Other services										
Legal and fiscal	**594**	*5%*	**50**	*1%*	**644**	245	*3%*	140	*3%*	385
Total	11,051	*100%*	6,570	*100%*	17,621	9,443	*100%*	5,300	*100%*	14,743

Services provided by the Auditors or units belonging to their networks are limited to audit and audit-related engagements. Total audit fees billed from each audit firm for these engagements must not exceed 1/3 of total fees billed for statutory accounting. Audit-related engagements must be authorized by the Audit Committee Chairman if they exceed €500,000 or by the Chief Financial Officer for amounts below €500,000.

12. Shareholders' rights and obligations

Annual Shareholders' Meetings (article 23 of the bylaws)

All shareholders are entitled to attend Annual Meetings, regardless of the number of shares held.

The notice of meeting is sent directly by the Company to holders of registered shares. Holders of bearer shares are sent the notice of meeting by the bank or broker that holds their share account. Holders of both registered and bearer shares are required to provide evidence of their ownership of the shares at the time of the Meeting.

The following represent proof of ownership:

- Registered shares: an entry in the Company's share register, made at least five days prior to the date of the Meeting.
- Bearer shares: a certificate issued by the custodian stating that the shares have been placed in a blocked account, to be deposited at the address indicated in the notice of meeting at least five days prior to the date of the Meeting. The Management Board may shorten these deadlines up until the date of the Meeting, which may be held at the Company's head office or at any other location indicated in the notice of meeting.

Voting rights

1 - Double voting rights (article 24 of the bylaws)

Voting rights attached to shares are proportionate to the equity in the capital represented by each share, assuming that they all have the same par value. Each share carries one voting right, unless there are any unavoidable legal restrictions on the number of voting rights that may be held by any single shareholder. Notwithstanding the foregoing, double voting rights are attributed to fully paid-up shares registered in the name of the same holder for at least two years prior to the end of the calendar year preceding the one in which the Annual Meeting takes place, subject to compliance with the provisions of the law. In the case of a bonus share issue paid up by capitalizing reserves, earnings or additional paid-in capital, each bonus share allotted in respect of shares carrying double voting rights will also have double voting rights.

The shares are stripped of their double voting rights if they are converted into bearer shares or transferred to another person, except in the case of an inheritance or family gift, with the transfer from one registered holder to another.

Double voting rights may also be stripped by a decision of the Extraordinary Shareholders' Meeting, ratified by a special meeting of shareholders benefiting from double voting rights.

The minimum holding period to qualify for double voting rights was reduced from four to two years by decision of the combined Annual and Extraordinary Shareholders' Meeting of June 27, 1995.

2 - Ceiling on voting rights (article 24 of the bylaws)

At the Annual Meeting, no shareholder may exercise more than 10% of the total voting rights attached to the Company's shares. The 10% ceiling is calculated on the basis of the single voting rights and proxies held by the shareholder concerned. If the shareholder holds or represents shares carrying double voting rights, the limit may be raised to 15%, provided that the 10% ceiling is exceeded solely by virtue of the double voting rights.

To apply these provisions:

- The total number of voting rights is calculated on the date of the Meeting and announced to shareholders when the meeting is called to order.
- The number of voting rights held directly and indirectly include those attached to shares owned by a shareholder personally, those attached to shares held by a legal entity over which the shareholder exercises control, as defined in Article L.233-3 of the French Commercial Code, and those attached to shares assimilated to shares owned, as defined by Article L.233-7 et seq. of the French Commercial Code.
- Proxies returned to the Company that do not appoint a representative are subject to the above ceilings. However, these ceilings do not apply to the Meeting Chairman voting on behalf of such proxies.

The above ceilings will no longer apply, without it being necessary to put the matter to the vote at a further Annual Meeting, if any individual or legal entity, acting alone or jointly with one or other individuals or legal entities, acquires or increases its stake to at least two-thirds of the Company's capital through a public tender offer for all the Company's shares. In this case, the Management Board will place on record the lifting of the above ceilings and will amend the bylaws accordingly. The ceiling on voting rights was approved by the combined the Annual and Extraordinary Shareholders' meeting of June 27, 1995.

Income appropriation (article 26 of the bylaws)

Net income for the year less any losses brought forward from prior years is appropriated in the following order:

- 5% to the legal reserve (this appropriation is no longer required once the legal reserve represents one tenth of the capital, provided that further appropriations are made in the case of a capital increase).
- To discretionary reserves, if appropriate, and to retained earnings.
- To the payment of a dividend.

The Annual Meeting may decide to offer shareholders the opportunity to receive the dividend in cash or in the form of new shares of common stock. Dividends not claimed within five years from the date of payment become time-barred and are paid over to the State in accordance with the law.

Disclosure thresholds (article 7 paragraph 2 of the bylaws)

In addition to the legal disclosure thresholds, the bylaws stipulate that any individual or legal entity that owns or controls (as these terms are defined in article L.233-9 of the Commercial Code) directly or indirectly, shares or voting rights representing at least 1% of the total number of shares or voting rights outstanding, or a multiple thereof, is required to disclose said interest to the Company by registered letter with return receipt requested, within five trading days of the disclosure threshold being crossed.

In the case of failure to comply with these disclosure obligations, the shares in excess of the disclosure threshold will be stripped of voting rights at the request of one or several shareholders owning at least 2.5% of the Company's capital, subject to compliance with the relevant provisions of the law. These disclosure thresholds were approved by the combined Annual and Extraordinary Shareholders' Meetings of June 27, 1995 and May 5, 2000.

Identifiable holders of bearer shares (article 7 paragraph 3 of the bylaws)

As approved by the combined Annual and Extraordinary Shareholders' Meetings of June 30, 1988 and May 5, 2000, the Company may at any time request that Euroclear identify holders of bearer shares carrying voting rights either immediately or in the future.

3 General presentation of Schneider Electric SA

1. General information

Schneider Electric SA is a *Société Anonyme* (joint- stock corporation) governed by the French Commercial Code, with issued capital of €1,962,394,928. Since May 3, 2006, it has had a two-tier management structure, with a Supervisory Board and a Management Board. Its head office is located at 43-45, boulevard Franklin Roosevelt - 92500 Rueil-Malmaison, France (phone: +33 (0)1 41 29 70 00).

The Company is registered in Nanterre under no. 542 048 574, business identifier code (APE) 6420Z.

Schneider Electric SA was founded in 1871. Its term is up to July 1, 2031. The Company, which was called Spie Batignolles, changed its name to Schneider SA when it merged with Schneider SA (formerly SPEP) in 1995, and then to Schneider Electric SA in May 1999.

Its summarized corporate purpose is to operate, directly or indirectly, in France and abroad, any and all businesses related to electricity, industrial control and general contracting, as well as to carry out any and all commercial, securities, real estate and financial transactions (Article 2 of the bylaws). Schneider Electric's fiscal year runs from January 1 to December 31.

The bylaws, minutes of Shareholders' Meetings, Auditors' Reports and other legal documents concerning the Company are available for consultation at the Company's head office (Management Board Secretariat) located at 43-45 boulevard Franklin Roosevelt - 92500 Rueil-Malmaison, France.

The bylaws, regulated information, auditors' reports and other documents are also available on the corporate website (www.schneider-electric.com).

2. Capital

Share capital and voting rights

The Company's share capital at December 31, 2007 amounted to €1,962,394,928, represented by 245,299,366 shares with a par value of €8.00, all fully paid up. At December 31, 2007, 263,493,806 voting rights were attached to the 245,299,366 outstanding shares.

Potential capital

Stock options granted under the stock option plans in force at December 31, 2007, represent 3,285,016 shares, plus 5,895,710 shares corresponding to options to either subscribe new shares or purchase existing shares (the precise type of such options has not been determined so far). Stock grants made or to be made under the plan in force at December 31, 2007 concerned 177,804 shares. The type of options (options to subscribe new shares or purchase existing shares) and stock grants (exercisable for existing or new shares) will be determined at a later date by the Management Board. Details of the plans are provided on pages 63 to 66. In addition, as part of an employee share issue, the Company issued 22,446 share subscription warrants expiring on July 6, 2012.

On the basis of the share capital of the Company as of December 31, 2007, the potential maximum dilution in case of issue of all the shares as a result of the exercise of options to subscribe and stock grants would be 3.82%.

Authorizations to issue shares

The following authorizations were also given to the Management Board at the Annual Shareholders' Meeting of April 26, 2007:

1 - To increase the share capital by a maximum of €500 million (62.5 million shares) by issuing shares or share equivalents. In the case of an issue without pre-emptive subscription rights, the ceiling stands at €300 million (37.5 million shares). The Management Board is also authorized to increase the number of common shares or securities to be issued, with or without pre-emptive subscription rights, if an issue is oversubscribed.

2 - To increase the capital by a maximum of €300 million by issuing shares in payment for shares of another company tendered to a public exchange offer, or, within a limit of 10% of the Company's issued capital, in payment for shares or share equivalents of an unlisted company.

3 - To issue new shares to members of the Employee Stock Purchase Plan, within a limit of 5% of the Company's share capital over 5 years.

4 - To issue new shares to entities set up to purchase shares of the Company under programs to promote employee stock ownership, within a limit of 0.5% of the Company's share capital as of April 26, 2007 over 18 months.

5 - To grant existing or new Schneider Electric SA shares to employees and corporate officers of the Company and its affiliates under the provisions of article L.225-197-1 et seq. of the French Commercial Code.

The following authorization was also given to the Management Board at the Annual Shareholders' Meeting of May 3, 2006:

6 - To grant options to purchase new or existing shares to employees and corporate officers of the Company and its affiliates under the provisions of articles L.225-177 and L.225-180 of the French Commercial Code.

At its meeting on December 19, 2007, the Supervisory Board authorized the Management Board to issue new shares to members of the Employee Stock Purchase Plan during 2008 within a limit of 0.8% the Company's issued capital. The Management Board will use this authorization on May 26, 2008 to issue new shares to employees under a leveraged stock ownership plan.

At the 2008 Annual Shareholders' Meeting, the Management Board will ask shareholders to renew the authorizations to issue new shares to members of the Employee Stock Purchase Plan and entities set up to purchase shares of the Company under programs to promote employee stock ownership.

The authorizations currently in force are as follows:

	Maximum aggregate par value of authorized share issues	Number of shares (in millions)	Authorization date/ Authorization expires	Used at December 31, 2007
I - Issues with pre-emptive subscription rights: shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares	€500 million (1)	62.5	April 26, 2007 June 25, 2009	–
II - Issues without pre-emptive subscription rights: a) Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares, for cash or in payment of listed shares	€300 million (1)	37.5	April 26, 2007 June 25, 2009	–
b) In payment of unlisted shares	10% of the capital (1)	22.8	April 26, 2007 June 25, 2009	–
III - Employee share issues Share issues restricted to employees (ESPP)	5% of the capital	11.4	April 26, 2007 April 25, 2012	- (6)
Share issues to entities set up to promote employee stock ownership	0.5% of the capital (2)	1.1	April 26, 2007 October 25, 2008	- (6)
Stock options	3% of the capital (3) (5)	7.35	May 3, 2006 July 2, 2009	0.93% (4)
Stock grants	0.5% of the capital (5)	1.2	May 3, 2006 July 2, 2009	0.07% (7)

(1) The ceilings for issues with and without pre-emptive subscription rights are not cumulative and are capped at €500 million in the aggregate.

(2) Issues of shares to entities set up to hold shares on behalf of employees will be deducted from the ceiling for employee share issues (ESPP) without pre-emptive subscription rights.

(3) The number of options to subscribe new shares or purchase existing shares that have been granted and not yet exercised or cancelled may not exceed 3% of the issued capital.

(4) The Management Board will determine the nature of plans 28, 29 and 30 (subscription or purchase) before the beginning of the exercise period at the latest.

(5) Stock grants and options to subscribe existing shares or purchase new shares may not exceed 3% of the issued capital.

(6) At its meeting on December 19, 2007, the Supervisory Board authorized the Management Board to issue new shares to members of the Employee Stock Purchase Plan during 2008, within a limit of 0.8% of the Company's issued capital (2 million shares). The Management Board will use this authorization on May 26, 2008 to issue new shares to employees under a leveraged stock ownership plan.

(7) The nature of stock grant plans (subscription or purchase) will be determined on the effective date of grant at the latest.

Three-year summary of changes in capital

The following table shows changes in Schneider Electric SA's share capital and share premium account since December 31, 2004 through share issues and the exercise of stock options:

	Number of shares issued or cancelled	Aggregate number of shares	Share capital
Capital at December 31, 2004 (1)		**226,194,177**	**€1,809,553,416**
Exercise of stock options	425,050		
Capital at December 31, 2005 (2)		**226,619,227**	**€1,812,953,816**
Exercise of stock options	1,079,121		
Capital at December 31, 2006 (3)		**227,698,348**	**€1,821,586,784**
Share issue with pre-emptive subscription rights	13,412,969		
Employee share issue	2,367,827		
Exercise of stock options	1,820,222		
Capital au 31.12.2007 (4)		**245,299,366**	**€1,962,394,928**

(1) €45.18 million increase in share capital, €240.90 million increase in additional paid-in-capital.
(2) €3.40 million increase in share capital, €19.04 million increase in additional paid-in-capital.
(3) €8.63 million increase in share capital, €52.06 million increase in additional paid-in-capital.
(4) €140.8 million increase in share capital, €1,133 million increase in additional paid-in-capital.

Share buybacks

The Annual Shareholders' Meeting of May 3, 2006 authorized the Management Board to buy back shares on the open market. Pursuant to this authorization, the Company set up a liquidity contract with a broker, under which the broker purchased 2,292,219 shares at an average unit price of €85.29 and sold 2,172,219 shares at an average unit price of €85.32.

The Annual Shareholders' Meeting of April 26, 2007 authorized the Management Board to buy back shares on the open market. Pursuant to this authorization, the broker in charge of managing the liquidity contract purchased 3,242,553 shares at an average unit price of €96.41 and sold 3,205,053 shares at an average unit price of €96.79 between April 27, 2007 and December 31, 2007.

3. Ownership structure

Three-year summary of changes in capital

	Dec. 31, 2007				Dec. 31, 2006		Dec. 31, 2005	
	Capital %	Number of shares	Voting rights %	Number of voting rights	Capital %	Voting rights %	Capital %	Voting rights %
Capital Research & Management	5.40	13,246,418	5.03	13,246,418	-	-	-	-
CDC	4.37	10,707,725	5.27	13,882,725	4.42	5.36	4.44	5.30
Employees	3.32	8,150,371	5.07	13,355,873	3.09	5.22	3.35	5.67
Own shares (1)	0.93	2,276,857	-	-	0.94	-	0.95	-
Treasury stock	1.66	4,068,200	-	-	2.08	-	2.61	-
Public	84.33	206,855,351	82.23	216,663,733	89.47	86.65	88.65	85.79
Total	100.00	245,299,366	100.00(2)	263,493,806(2)	100.00	100.00	100.00	100.00

(1) Via Cofibel / Cofimines.
(2) Number of voting rights as defined in Article 223-1 of the AMF general regulations, which includes shares stripped of voting rights.

A total of 18,194,440, shares benefited from double voting rights at December 31, 2007.

Disclosure thresholds

To the best of the Company's knowledge, no shareholders other than Caisse des Dépôts et Consignations and Capital Research & Management, listed above, hold, either directly or indirectly, more than 5% of Schneider Electric's capital or voting rights.

Pledges on Schneider Electric shares

81,375 shares are pledged.

Pledges on subsidiaries' shares

Schneider Electric has not pledged any shares in significant subsidiaries.

4. Employee profit-sharing, stock ownership, stock option and stock grant plans

Profit-sharing plans

Profit-sharing and other profit-based incentive plans have been in effect at Schneider Electric Industries SAS and Schneider Electric France SAS since 1994. The amounts allocated over the past five years were as follows:

- €13 million in 2003 (profit-based incentive plan).
- €35.2 million in 2004 (profit-based incentive plan).
- €36.4 million in 2005 (profit-based incentive plan and profit sharing).
- €45.1 million in 2006 (profit-based incentive plan and profit sharing).
- €42 million in 2007 (profit-based incentive plan and profit sharing).

The "Schneider Electric" corporate mutual fund

Schneider Electric SA has long been committed to developing worldwide employee stock ownership. Employees who are members of the Employee Stock Purchase Plan have an opportunity to purchase new or existing Schneider Electric SA shares through corporate mutual funds.

The last employee share issue took place in July 2007.

As of December 31, 2007, employees held a total of 8,132,332 Schneider Electric SA shares through the corporate mutual funds or directly, representing 3.32% of the capital and 5.07% of the voting rights, taking into account double voting rights.

Stock option and stock grant plans

Grant policy

Stock option and stock grant plans are decided by the Management Board with the authorization of the Supervisory Board, following a review of the plans by the Remunerations and Appointments & Corporate Governance Committee.

Grantees include members of Senior Management, top managers in all countries, high-potential managers and employees who performed exceptionally during the year.

Grants to members of Senior Management, including the Chairman and CEO and members of the Management Board, represent between 17% and 25% of the total, depending on the plan.

In 2005, the decision was made to set up annual plans at the end of the fiscal year so that grantees will be informed of stock option grants and stock grants at the same time that their bonus targets are determined.

Two stock option grant programs were carried out in 2007.

The first, an exceptional program concerning employees of newly acquired APC, was set up in March 2007. A certain proportion of the stock options (30%) were replaced by stock grants, on the basis of one stock grant for four stock options.

The following plans were set up:

- Stock option plan 29, covering 43 grantees.
- Stock grant plan 2, covering 13 grantees (residents of France).

The second program corresponded to the annual plan set up in December 2007. Stock options were replaced by stock grants according to the following rule:

- Grantees receiving more than 1,500 options: 30% of the number of options,
- Grantees receiving 1,500 options or more: 50% of the number of options,
- on the basis of one stock grant for four stock options.

The following plans were set up:

- Stock option plan 30, covering 542 grantees.
- Stock grant plan 3, covering 268 grantees (residents of France).
- Stock grant plan 4, covering 274 grantees (residents of countries other than France).

Description of the stock option plan

The option exercise price is equal to the average share price of the twenty trading days prior to the date of grant by the Management Board. No discount is applied.

Since 2006, options have a ten year life. Options granted under plans 16 through 19 are exercisable as from the fourth year and the shares (to be held in registered form) are subject to a five-year lock-up. Options granted under plans 20, 21, 24 and 26 through 30 vest automatically and are exercisable as from the fourth year or, in certain cases, as from the third year. Exceptionally, options granted under plans 22, 23 and 25 may be exercised as from the first year.

Options may only be exercised by Group employees. In addition, the exercise of options granted under plans 16 through 18, 20, 21, 24 and 26 through 30 is fully or partially dependent on specific targets being met concerning profit, value creation, revenue or operating margin, as described in the table below.

Because these targets were only partially achieved, 2,414,100 options granted under plans 16 through 27 were cancelled.

Description of the stock grant plan

The vesting and lock-up periods for stock grants made under plan 2 dated March 2007 and plan 3 dated December 2007 are 3 years and 2 years respectively.

The vesting period for stock grants made under plan 4 dated December 2007 is 4 years, with no lock-up period.

Half of each grant is subject to performance targets, based on operating margin and organic growth.

Lock-up arrangements applicable to Members of the Management Board

At its meeting of December 19, 2007, the Supervisory Board set the following shareholding targets for the members of the Management Board:

- A number of shares equivalent to three years of base salary for Jean-Pascal Tricoire and two years of base salary for Pierre Bouchut. The total holding is calculated on the basis of the number of Schneider Electric shares owned plus the share-equivalent of the corporate mutual fund units invested in Schneider Electric shares.

To facilitate compliance, the Supervisory Board approved the following lock-up arrangements:

- A certain number of shares arising from the exercise of options granted under plan 30 must be locked-up in a registered account. The number corresponds to a percentage (25% for Jean-Pascal Tricoire and 15% for Pierre Bouchut) of the capital gain realized on the exercise of options net of income and other taxes and any amounts required to finance the share purchase.
- A percentage (25% for Jean-Pascal Tricoire and 15% for Pierre Bouchut) of vested stock grants under plan 3 must be held beyond the initial lock-up period.

Options and stock grants received and exercised by corporate officers and the top grantees during the year

The following were granted to members of the Management Board:

- Jean-Pascal Tricoire: 63,000 performance options under plan 30 (exercise price €92, expiry date 2017) and 6,750 performance stock grants under plan 3.
- Pierre Bouchut: 25,200 performance options under plan 30 (exercise price €92, expiry date 2017) and 2,700 performance stock grants under plan 3.

Options exercised by corporate officers in 2007 were as follows:

- Jean-Pascal Tricoire: 6,867 options under plan 18; 5,050 options under plan 19; 770 options under plan 20 and 11,110 options under plan 21.
- Henri Lachmann: 139,344 options under plan 21.

Options granted to the top ten employee grantees during the year and exercised by the ten employees exercising the most options during the year

	Number of options	Exercise price (in €)	Expiry date
Options granted in 2007 to the top ten employee grantees (not including corporate officers)			
Plan 29	36,900	97.05	2017
Plan 30	100,100	92.00	2017
Options exercised in 2007 by the ten employees exercising the largest number of options during the year (not including corporate officers)			
	322,826	52.13(1)	-

(1) Weighted average price.

Stock grants made to the top ten employee grantees during the year

	Number of shares
Grants made in 2007 to the top ten employee grantees (not including corporate officers)	
Plan 2	1,989
Plan 3	8,297
Plan 4	7,637

Stock option plan details

Plan no.	Plan date	Initial number of grantees	Initial number of options	Exercise price (in €) Before capital increase	After capital increase	Vesting conditions	% of target met	Cancelled options (1)	Options granted to corporate officers (2)	Options granted to top 10 employee grantees(2)	Options outstanding at December 31, 2007 (3)
16	April 1, 1999 P	337	1,259,300	50.73	50.24	50% - value creation 1999-2001	55.4	245,900	85,600	154,500	0
17	April 1, 1999 P	542	2,123,100	50.73	50.24	100% - 2001 sales, base costs and operating profit	47.7	1,078,600	107,400	172,900	0
18	March 24, 2000 P	1,038	1,421,200	65.88	65.24	50% - value creation 2000-2002	0	686,600	63,000	87,900	177,514
19	April 4, 2001 S	1,050	1,557,850	68.80	68.13	None	NA	NA	205,500	163,600	571,240
20	Dec. 12, 2001 S	180	1,600,000	51.76	51.26	100% - 2004 sales and operating profit	89.0	166,800	89,000	296,800	345,769
21	Feb. 5, 2003 S	433	2,000,000	45.65	45.21	50% - 2005 operating profit and return on capital employed	84.0	141,900	138,000	322,100	536,557
22	Feb. 5, 2003 S	111	111,000	45.65	45.21	None - reserved for winners of the NEW2004 trophies	NA	NA	-	10,000	24,631
23	May 6, 2004 S	107	107,000	56.09	55.55	None - reserved for winners of the NEW2004 trophies	NA	NA	-	10,000	42,454
24	May 6, 2004 S	402	2,060,700	56.09	55.55	50% - operating margin. 1/3 per year over 2004, 2005 and 2006	88.9	94,300	141,700	238,600	1,717,509
25	May 12, 2005 S	157	138,500	57.02	56.47	None - reserved for winners of the NEW2004 trophies	NA	NA	-	15,000	46,856
26	June 28, 2005 S/P	458	2,003,800	60.78	60.19	50% - 2005 and 2006 revenue and operating margin	100	0	200,000	300,000	1,993,764
27	Dec. 1, 2005 S/P	419	1,614,900	72.10	71.40	50% - 2006 and 2007 revenue and operating margin	100	0	150,000	266,000	1,613,644
28	Dec. 21, 2006 S/P	489	1,257,120	82.14	81.34	50% - 2007 and 2008 revenue and operating margin	-	-	112,000	138,300	1,260,226
29	April 23, 2007 S/P	43	83,150	97.05	97.05	50% - 2007 and 2008 revenue and operating margin	-	-	-	36,900	83,150
30	Dec. 19, 2007 S/P	542	944,926	92.00	92.00	50% - 2008 and 2009 revenue and operating margin	-	-	88,200	100,100	944,926
			18,282,546					**2,414,100**	**1,380,400**	**2,312,700**	**9,358,240**

(1) Number of options cancelled because the targets were not met (plans 16 to 26).
(2) Number of options after deducting options cancelled because the targets were not met.
(3) Number of options outstanding after deducting all options cancelled and exercised since the plan's inception.

S = Options to subscribe new shares. *P = Options to purchase existing shares.*

Details on outstanding options (January 1 - March 17, 2007)

Plan no.	Plan date	Plan type (1)	Expiration date	Exercise price (in €)	Total number of shares that may be subscribed or purchased (2)	Options granted to corporate officers (2)	Options exercised during the year	Options cancelled during the year	Options outstanding at March 17, 2007
16	April 1, 1999	P	March 31, 2007	50.73	167,550	0	117,750	27,100	22,700
17	April 1, 1999	P	March 31, 2007	50.73	200,143	0	135,743	16,600	47,800
18	March 24, 2000	P	March 23, 2008	65.88	358,628	46,000	77,182	0	281,446
19	April 4, 2001	S	April 3, 2009	68.80	1,048,458	195,500	63 286	65,370	919,802
20	Dec. 12, 2001	S	Dec. 11, 2009	51.76	602,346	89,000	84,300	0	518,046
21	Feb. 5, 2003	S	Feb. 4, 2011	45.65	1,439,900	138,000	153,700	11,000	1,275,200
22	Feb. 5, 2003	S	Feb. 4, 2011	45.65	59,050	-	15,700	0	43,350
23	May 6, 2004	S	May 5, 2012	56.09	52,600	-	2,000	0	50,600
24	May 6, 2004	S	May 5, 2012	56.09	1,999,900	150,000	0	93,000	1,906,900
25	May12, 2005	S	May11, 2013	57.02	60,050	-	3,150	0	56,900
26	June 28, 2005	S/P	June 27, 2013	60.78	1,989,200	200,000	0	1,200	1,988,000
27	Dec. 1, 2005	S/P	Nov. 30, 2013	72.10	1,613,700	150,000	0	4,900	1,608,800
28	Dec. 21, 2006	S/P	Dec. 20, 2016	82.14	1,257,120	112,000	0	4,600	1,252,520(3)
					10,848,645	**1,080,500**	**652,811**	**223,770**	**9,972,064**

(1) S = Options to subscribe new shares. P = Options to purchase existing shares.
(2) As of January 1, 2007 for plans 16 to 28.
(3) Assuming vesting conditions are met.

Details on outstanding options (March 18 - December 31, 2007)

Plan no.	Plan date	Plan type (1)	Expiration date	Exercise price (in €)	Total number of shares that may be subscribed or purchased (2)	Options granted to corporate officers (2)	Options exercised during the year	Options cancelled during the year	Options outstanding at December 31, 2007
16	April 1, 1999	P	March 31, 2007	50.24	22,927	0	18,887	4,040	0
17	April 1, 1999	P	March 31, 2007	50.24	48,276	0	32,116	16,160	0
18	March 24, 2000	P	March 23, 2008	65.24	284,401	46,452	102,263	4,624	177,514
19	April 4, 2001	S	April 3, 2009	68.13	928,998	197,424	347,001	10,757	571,240
20	Dec. 12, 2001	S	Dec. 11, 2009	51.26	527,170	89,869	179,583	1,818	345,769
21	Feb. 5, 2003	S	Feb. 4, 2011	45.21	1,287,787	139,344	738,707	12,523	536,557
22	Feb. 5, 2003	S	Feb. 4, 2011	45.21	43,784	-	19,153	0	24,631
23	May 6, 2004	S	May 5, 2012	55.55	51,106	-	8,652	0	42,454
24	May 6, 2004	S	May 5, 2012	55.55	1,925,620	143,078	194,376	13,735	1,717,509
25	May12, 2005	S	May 11, 2013	56.47	57,470	-	10,614	0	46,856
26	June 28, 2005	S/P	June 27, 2013	60.19	2,007,702	201,961	0	13,938	1,993,764
27	Dec. 1, 2005	S/P	Nov. 30, 2013	71.40	1,624,754	151,471	0	11,110	1,613,644
28	Dec. 21, 2006	S/P	Dec. 20, 2016	81.34	1,265,034		0	4,808	1,260,226(3)
29	April 23, 2007	S/P	April 22, 2017	97.05					83,150(3)
30	Dec. 19, 2007	S/P	Dec. 18, 2012	92.00					944,926(3)
					10,075,029	**969,599**	**1,651,352**	**93,513**	**9,358,240**

(1) S = Options to subscribe new shares. P = Options to purchase existing shares.
(2) As of March 18, 2007 for plans 16 to 28, after adjusting for the March 2007 share issue.
(3) Assuming vesting conditions are met.

Stock grant plan details

Plan no.	Plan date	Initial number of grantees	Initial number of grants	Vesting period	Lock-up period	Vesting conditions	% of target met	Cancelled grants (1)	Grants made to corporate officers (2)	Grants made to top 10 employee grantees(2)	Grants cancelled during the year	Grants outstanding at Dec. 31, 2007
1	Dec. 21, 2006	221	52,006	3 years	2 years	50% - 2007 and 2008 revenue and operating margin	-	-	7,000	7,088	60	51,946
2	April 23, 2007	13	2,214	3 years	2 years	50% - 2007 and 2008 revenue and operating margin	-	-	0	1,989	0	2,214
3	Dec. 19, 2007	268	66,394	3 years	2 years	50% - 2008 and 2009 revenue and operating margin	-	-	9,450	8,297	0	66,394
4	Dec. 19, 2007	274	57,250	4 years	0	50% - 2008 and 2009 revenue and operating margin	-	-	0	7,637	0	57,250
			177,864					**0**	**16,450**	**25,011**	**60**	**177,804**

(1) Number of grants cancelled because the targets were not met.
(2) Number of grants after cancellations because the targets were not met.

5. Stock market data

In France, Schneider Electric is listed on the Eurolist of the Euronext Paris market (compartment A), where it is traded in lots of one under ISIN code FR0000121972.
It is part of the market's benchmark CAC 40 index of France's largest stocks.

Five-year trading summary

	2007	2006	2005	2004	2003
Average daily trading volume Euronext Paris					
- Thousands of shares	**1,587.79**	1,058.43	947.34	942.82	1,198.06
- Millions of euros	**152.00**	88.86	59.31	50.49	53.92
High and low share prices (in euros)					
- High	**110.26**	93.40	77.15	58.25	54.30
- Low	**83.51**	70.85	51.15	49.20	37.40
Year-end closing price (in euros)	**92.68**	84.10	75.35	51.20	51.90
Yield including tax credit (%)	**3.56**	3.57	2.99	3.52	3.18

18-Month Trading Data

Year	Month	Trading volume (in thousands of shares)	Value (in millions of euros)	Price (in euros) (1) High	Price (in euros) (1) Low
2006	August	15,596	1,287.73	85.50	79.35
	September	17,821	1,535.55	90.75	82.95
	October	28,518	2,501.32	93.35	81.35
	November	30,241	2,522.78	87.10	78.45
	December	21,376	1,775.16	85.25	79.80
2007	January	32,657	2,940.66	93.85	83.51
	February	26,628	2,515.83	96.67	89.05
	March	35,842	3,298.36	96.47	86.59
	April	28,268	2,826.82	105.93	94.64
	May	27,423	2,850.49	109.00	99.56
	June	28,954	3,073.18	110.26	102.00
	July	36,870	3,727.79	106.95	93.80
	August	32,848	3,087.25	100.49	87.00
	September	52,425	4,848.32	99.00	87.10
	October	39,324	3,701.58	97.60	86.00
	November	38,935	3,591.00	100.91	84.19
	December	24,522	2,274.32	97.21	88.20
	Total 2007	**404,696**	**38,735.60**		
2008	January	48,294	3,801.56	94.29	69.01

(1) During the trading session.

The Schneider Electric SA share vs. the CAC 40 index over 5 years

(Reuters)



Schneider Electric share
CAC 40 Index
100
80
60
40
20
6,000
5,000
4,000
3,000
2,000
45.09
51.90
51.20
75.35
84.10
92.68
73.39
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
Dec. 31, 2007
Feb. 15, 2008
Share price in euros
Schneider Electric share
CAC 40 index (base: Schneider Electric on December 31, 2002)

Monep

Options on Schneider Electric SA shares have been traded on the MONEP market since December 20, 1996.

Ordinary bonds

Schneider Electric SA has made several bond issues as part of its Euro Medium Term Notes (EMTN) program over the past few years. Issues that had not yet come due as of December 31, 2007 were as follows:

- In October 2007, Schneider Electric issued €600 million worth of 5.375% bonds due October 8, 2015. These bonds are traded on the Luxembourg stock exchange under code number FR0010526178.

- In January 2007, Schneider Electric issued €110 million worth of 3.375% bonds due January 26, 2009. These bonds are traded on the Luxembourg stock exchange under code number XS0285139761.

- In July 2006, Schneider Electric issued €500 million worth of bonds at a variable rate, due July 2011. Also in July 2006, Schneider Electric issued €500 million worth of 4.5% bonds due January 2014. These bonds are traded on the Luxembourg stock exchange under code numbers XS0260903348 and XS0260896542.

- In August 2005, Schneider Electric issued €1.5 billion worth of bonds. The issue comprises a €900 million five-year tranche at 3.125% and a €600 million twelve-year tranche at 4%. These bonds are traded on the Luxembourg stock exchange under code numbers FRF0010224337 and FR0010224929.

- In October 2003, Schneider Electric issued €750 million worth of 3.875% bonds due October 31, 2008. These bonds are traded on the Luxembourg stock exchange under code number FR0010023200.

6. Investor relations

Investor Relations Officer

Pierre Bouchut
Member of the Management Board and Chief Financial Officer
43-45, boulevard Franklin-Roosevelt
92500 Rueil-Malmaison - France
Phone: +33 (0)1 41 29 71 34

Contacts

Institutional investors, financial analysts and private shareholders calling from outside France may request information and documents from:

Alexandre Brunet Vice President Financial Communication and Investor Relations

at +33 (0)1 41 29 87 50.

Toll-free number for individual investors in France:
0 800 20 55 14.

Shareholders' Relations Committee

The Committee is made up of six individual shareholders appointed by Schneider Electric for a three-year term. Members may serve a maximum of two terms. The Committee is designed to reflect the geographical and professional diversity of the Group's shareholders and to relay their concerns to the Company. To fulfill this mission, the Committee is available at all times to pass on comments from shareholders to the Company. It gives an opinion and makes suggestions on investor relations actions and resources. The Committee met three times in 2007 to discuss various topics, including:

- Enhancing communication strategy for individual shareholders, including the booth at the Actionaria investment share and information meetings outside Paris.

- Proposals on changes in financial advertising.

- The Committee's participation in the Q&A session with the Chairman at the Annual Shareholders' Meeting. In this capacity, Committee members present certain questions phoned in to the toll-free number.

Shareholder documents

In addition to the annual report and a summary report entitled "In Brief", the Company also publishes:

- A Letter to Shareholders

- General, business and financial information (presentations, press releases).

- A corporate website (www.schneider-electric.com).

4 Business review

1. 2007 Highlights

The Group is making full use of four key levers–growth, efficiency, competencies and commitment–to speed its transformation and optimize performance.

Growth

During the year, Schneider Electric pursued its strategy of enhancing core businesses, actively expanding geographically, launching innovative products and integrating new activities to offer customers more complete solutions and the best possible service.

It also enhanced its presence in markets that are less sensitive to economic cycles, such as Infrastructure and Data Centers.

Targeted acquisitions - Deep shift in the business portfolio

Critical Power – Birth of a leader

On February 14, 2007, Schneider Electric acquired market leader American Power Conversion (APC), becoming a major player in critical power and cooling.

Thanks to the successful integration of APC's and MGE UPS Systems' resources, the Critical Power & Cooling Services Business Unit turned in an excellent performance during the year. The Business Unit's strong revenue growth has confirmed the popularity of its products and solutions in the booming Critical Power market. Customers' emerging needs require integrated energy management and cooling solutions to resolve the growing problem of energy efficiency for sensitive applications. The Business Unit's market leadership, combined with the power of Schneider Electric's other lineups, allows it to offer unique, comprehensive, innovative solutions in fast growing markets.

Building Automation and Security – Strengthened security business

On October 17, 2007, Schneider Electric acquired Pelco Inc., world leader in the design, development and manufacture of video surveillance systems, to develop fully integrated systems.

Electrical Distribution - Creation of Delixi Electric

On October 18, 2007, the Group finalized the creation of Delixi Electric, a 50/50 joint venture with Delixi Group that manufacturers, markets and distributes low voltage products in China. The joint venture will target the Chinese market and then extend its specific business model to other countries.

Installation Systems and Control - Enhanced lineup and deeper presence in Germany

On May 25, 2007, Schneider Electric acquired Ritto GmbH & Co KG, a German firm that designs, manufactures and markets door stations and intercom systems for the residential and small tertiary buildings market.

A global R&D base

Around a third of the R&D budget is devoted to maintaining the product ranges, increasing quality levels, reducing raw material, component and process costs, and adapting products to new environmental regulations such as RoHS, REACH and WEEE–a Schneider Electric priority.

Nearly two-thirds go to innovation and new product research. The objective is to design and market products and solutions that deliver more and more value to users.

New products and solutions in 2007 included:

- Modicon M340, a new generation PLC.
- SunEzy, a new range of UPS systems, supervision and communication devices and electrical enclosures for photovoltaic power.
- Konnex smart solutions for centralized management of heating, lighting and air conditioning offering energy savings and greater safety.
- Inca 3D, a modeling software that combines energy efficiency and innovation.

Schneider Electric Ventures performs technology intelligence for the Group. Each year since 2003, this venture fund has invested in one to four high-tech start-ups whose innovations fit with the Group's future development. Focus areas include nanotechnologies, sensors, optoelectronics, micro-generation, home automation and energy savings.

Examples of investments in 2007 included:

- Solaire Direct, the first electric company in France fully dedicated to solar power. Solaire Direct builds PV solar power plants and installs residential photovoltaic panels.
- Consumer Power Line, a US-based company that helps infrastructure managers reduce electricity demand during peak periods and, when possible, re-sell unused amounts at above-market prices.

Schneider Electric has also stepped up its research and innovation in advanced communication (wireless and Power Line Carrier technologies), energy management (remote metering and monitoring, notably for multi-site clients), miniaturization and microsystems (smart, multi-functional sensors) and energy recovery.

In September 2007, the European Commission approved the HOMES residential energy efficiency program financed by France's Industrial Innovation Agency and led by Schneider Electric, in cooperation with 14 partners.

The idea is to organize a building like a smart, networked system to reduce energy consumption by 10% to 30% and optimize comfort. Each area of the building will have an active control unit equipped with sensors that measure various parameters (environment, presence, lighting level, etc.). The control unit will use this data to manage equipment and communicate with users. In this way, it should be possible to manage energy use based on occupancy, air quality or ambient lighting in a room or area.

Efficiency

Two new Business Units to serve two promising markets

The Renewable Energies Business Unit, with a focus on solar power, was set up on February 14, 2007 to develop a range of photovoltaic UPS systems and to collaborate

with Solaire Direct, a company that installs residential photovoltaic panels and builds PV solar power plants.

The Critical Power & Cooling Services Business Unit was formed in February 2007 from the combination of APC and MGE UPS Systems to devise innovative solutions that ensure an uninterrupted, reliable power supply.

People

Encouraging diversity

During the year, 1,837 participants attend seminars on developing leadership and global expertise. The number of women in attendance was up 155%. The Group also has also committed to filling 30% of its key positions around the world with women in the next four years.

Attracting talent

The Group partnered with *Institut National des Sciences Appliquées* (INSA) in Lyon and *Ecole Nationale Supérieure des Techniques Appliquées* (ENSTA) in Paris on a program called *"Choisis ta Vie"* (Choose Your Life) to assist 20 women engineering students in planning their career paths. The participants receive personalized mentoring from women managers (all business school graduates) at Schneider Electric. Launched on November 16, 2007, the program will continue in 2008.

Motivating employees

The Group gives employees a stake in achieving targets and in Schneider Electric's performance through profit-linked incentive plans, employee share ownership, stock option programs and bonuses. In the spring of 2007, the Group carried out a share issue as part of an employee stock purchase plan.

Promoting job opportunities for the disabled

On November 9, 2007, Schneider Electric signed a first group-wide agreement for 2007-2009 to promote employment, training and job opportunities for the disabled, in compliance with the French law of February 11, 2005 mandating equal rights, opportunities, participation and citizenship for the disabled.

Engaging in forward-looking job and skills planning - European agreement

On July 12, 2007, Schneider Electric and the European Metalworkers' Federation (EMF) signed an innovative European agreement that promotes forward-looking management of jobs and skills, social dialogue and specific job training during cross-border reorganization.

2. Operating Performance

Trends in Schneider Electric's core markets

Non-residential building

The non-residential building market turned in its best performance in 20 years, driven by very strong growth in the United States (notably in office buildings and hospitals), and stepped-up demand in Europe and emerging markets. Virtually all countries in Europe generated significant growth, with the Nordic countries leading the pack.

The global building market is "industrializing" electrical equipment to promote energy efficiency and green buildings. Demand is booming for solutions that guarantee energy availability and reliability, as well as applications for air treatment, event traceability, security and air conditioning. Because these solutions are highly integrated, notably in terms of information technology, the industry will have to learn how to bundle systems together – something very few players will be in a position to do.

A related market for performance contracting, facility management outsourcing, financing and other related services is beginning to emerge.

Residential

The US residential market plummeted in 2007 after rising interest rates led to an increase in home loan defaults, just as housing prices began contract. The subprime crisis and resulting credit crunch accelerated the decline in housing starts. The speculative aspect of market growth over the past few years made the downturn all the more abrupt. Banks had granted easy loans to homebuyers, who thought prices would continue to rise and, in some cases, planned to re-sell in the next few years.

In Europe, the overall residential market stabilized in 2007 after several years of expansion. The market declined in Ireland and, to a lesser extent, in Germany and Switzerland. It continued to rise in Norway and the Netherlands and showed little or no growth in the rest of Europe. The residential market is expected to slacken this year. The financial crisis stemming from the subprime situation in the US has added to the slowdown by prompting banks to tighten their lending.

The residential market in emerging countries has been buoyed by rising consumer purchasing power fueled by booming exports of goods and services and sharply higher raw material prices.

Industry

The industry market was very vibrant again this year. Machine exports from Europe were driven by strong capital spending in emerging countries such as China and India and in nations with natural resources such as oil, gas and metals.

This good export trend led to high capacity utilization rates in Europe, prompting companies to increase their investments to enhance productivity and expand capacity. Growth in Japan and the United States was slower, on the other hand, reflecting more moderate corporate capital spending in those countries.

Automation is playing an increasingly important role in making industrial companies more efficient. Greater efficiency is key to reducing per-unit energy consumption. Mining, metalworking and other energy-hungry industries are turning more and more to automation solutions such as advanced industrial control processes and Manufacturing Execution Systems (MES) to cut down on their consumption. There is strong demand to converge and integrate energy and smart management systems in manufacturing processes using open technologies like Ethernet. This integration, along with related services and technologies, helps companies reduce their energy use and investment expense while maximizing productivity.

Original Equipment Manufacturers (OEMs) are looking for end-to-end solutions that help them innovate, grow their business and gain a competitive edge. This is leading to closer, more upstream partnerships in machine development.

OEMs are replacing electromechanical and mechanical components with electronic automation technologies that incorporate software. Automation enhances productivity by reducing line downtime between product changes and improves end-product quality and traceability. This is a growing concern for manufacturers, notably of consumer goods.

Energy and infrastructure

During the year, the energy market was shaped by rising oil prices and their impact on electricity prices, and by growing demand for electricity in emerging markets. Supply security (notably during peak periods), transmission grid interconnection capacity and the development of electricity generation from renewable sources were again a key focus.

In addition, environmental issues have become a major concern for the entire industry, both for producers, who want to limit CO_2 emissions, and for consumers, who want to use energy as efficiently as possible.

Energy markets were deregulated in all countries of the European Union during the year, whereas North America lagged behind.

Global demand for more reliable and better quality supply has prompted regulators and other government agencies to invest in more effective distribution grids.

Oil and gas investments in the Middle East, Russia, China and North America remained very strong as oil prices climbed upwards.

Demand for drinking water and wastewater treatment continued to rise sharply around the world. This basic need is still far from being served in many developing countries. Growth was again very strong in China and the rest of Asia.

The Middle East continued to invest in seawater desalination units to meet growing demand for drinking water. At the same time, European environmental protection laws have encouraged investment in water treatment facilities in Europe.

Data centers and networks

The market was busy in all major regions, due primarily to the digitalization of all economic sectors worldwide. This has sharply increased bandwidth use and the need to modernize, expand and build data centers while ensuring reliability, high density and scalability.

At the same time, growing environmental concerns about data center energy use have created new opportunities in energy efficient cooling solutions.

Consolidated financial statements

Business and Statement of Income highlights

Changes in the scope of consolidation

The Group made several acquisitions in 2007 that enhanced its position in Critical Power & Cooling Services and Building Automation and Security.

The dates given below correspond to the dates on which the Group gained control of the acquired companies.

On February 14, 2007, the Group finalized the acquisition of American Power Conversion (APC), the world leader in Critical Power & Cooling Services. By combining APC with its subsidiary MGE-UPS, Schneider Electric has become the global benchmark in this area.

On May 25, 2007 the Group signed an agreement to acquire Ritto GmbH & Co KG, a German firm that designs, manufactures and markets door stations and intercom systems for the residential and small tertiary buildings market.

On July 31, 2007, the Group acquired automation company Atos Automação Industrial Ltda. in Brazil, as well as two distributors of TAC building automation products – Grant in Ireland and Yamas in the United States.

On October 17, 2007, Schneider Electric finalized the acquisition of Pelco, a worldwide leader in the design, development and manufacture of video security systems.

These companies have been fully consolidated from their respective acquisition dates.

The following companies acquired in 2006 and consolidated on a full-year basis in 2007 had an impact on the scope of consolidation in relation to 2006:

- Silicon Power Corporation (Crydom), consolidated as from February 15, 2006
- AEM SA, consolidated as from March 1, 2006
- Citect, consolidated as from April 1, 2006
- Electrical South, consolidated as from April 1, 2006
- OVA G. Bargellini SpA, consolidated as from May 1, 2006
- Merten GmbH & Co. KG, consolidated as from June 1, 2006
- SSBEA and Moduline, consolidated as from July 1, 2006
- IBS, consolidated as from August 1, 2006
- Applied Controls Tech., consolidated as from August 11, 2006
- Napac, consolidated as from September 4, 2006
- Va Tech Elin EBG Electronik, consolidated as from September 26, 2006

• Joint venture MGE China, consolidated as from October 1, 2006

• GET Group Pic, consolidated as from December 1, 2006.

On October 31, 2007, following a decision by the European Union's anti-trust authorities, the Group finalized the sale of MGE UPS's small systems business (less than 10 kVA) to Eaton Corp.

Together, these changes in scope of consolidation added €2,154 million, or 15.7%, to revenue and €289 million, or 14.3%, to EBITA [1] for the year.

The average EBITA of newly consolidated units stood at 13.4%.

Other changes in the scope of consolidation

On October 31, 2007, Schneider Electric announced that it had signed an agreement to create a joint venture with Chinese partner Delixi Group called Delixi Electric. The 50-50 joint venture manufactures, markets and distributes low-voltage products in China via a dedicated network. It has been accounted for by the equity method as from November 1, 2007.

Exchange rate fluctuations

Fluctuations in the euro exchange rate had a significant impact in 2007, reducing consolidated revenue by €421 million and EBITA by €63 million (conversion effect only).

Revenue

Consolidated revenue totaled €17,309 million for the year ended December 31, 2007, up 26.1% on a current structure and currency basis from the year before.

The Group achieved record organic growth of 13.9% for full-year 2007. Acquisitions accounted for 15.7% of growth, while the currency effect had a negative impact of 3.5%.

Breakdown by region

Revenue from Europe increased 22.5% to €7,846 million on a reported basis. On a constant structure and currency basis, the increase came to 12.0%.

This excellent performance reflects the development of new activities focused on services and energy efficiency. Demand was most vibrant in the Energy & Infrastructure and non-residential buildings markets, lifting sales in Eastern Europe by nearly 30%. In Western Europe, the Group continued to perform strongly despite weaker conditions in the residential markets in the second half of the year.

In North America, revenue increased 29.0% on a current basis to €4,770 million, with organic growth of 13.1%. This increase confirmed the North American operations' ability to amply offset lower demand in the residential market. Business was buoyed by the Group's repositioning in such attractive market segments as data centers, water treatment, hospitals and power supply and by high demand for energy efficiency solutions.

Revenue from the Asia-Pacific division totaled €3,233 million, up 28 6.% on a current basis and 16.0% on a constant basis. Top performers were China (up 22%), Southeast Asia and India. Across the region, the very favorable economic environment has generated a high level of investment in infrastructure and construction.

Revenue from the Rest of the World rose 30.8% on a current basis, to €1,460 million, and 23.3% on a constant structure and currency basis. The markets for Schneider Electric's solutions in Electrical Distribution, Automation & Control and Critical Power & Cooling Services were very firm across the Middle East, Africa and South America due to the substantial revenues from natural resources in these regions.

Breakdown by business

Electrical Distribution generated revenue of €9,869 million, or 57.0% of the consolidated total. This represents an increase of 14.7% on a current basis and 15.7% like-for-like.

Automation & Control revenue rose 10.8% on a reported basis to €4,937 million. Like-for-like growth came to 9.4%.

Revenue from Critical Power & Cooling Services came to €2,503 million in 2007 versus €668 million in 2006, due to the consolidation of APC on February 14, 2007 accounting for €1,737 million of the increase.

EBITA and operating profit

EBITA (Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles) rose a reported 26.9% to €2,562 million from €2,019 million in 2006. On a constant structure and currency basis, the increase came 16.1%. Reported EBITA margin widened 0.1 point over the year to 14.8% from 14.7%. Restating the 2006 data for the acquisition of APC, the EBITA margin rose by 1.2 points, to 14.8% from 13.6%.

In 2007, operating profit (EBIT) included a €79 million charge for amortization of intangible assets recognized as part of a business combination, compared with €18 million in the year-earlier period.

In the Group's historic businesses (excluding Critical Power & Cooling Services), the €199 million increase in raw material costs over the year was amply offset by higher selling prices (impact of €307 million) and productivity gains in manufacturing operations (impact of €295 million). The product mix had a negative impact of €191 million, reflecting the growth of services, projects and solutions businesses.

Operating profit included €142 million in non-recurring expenses related to asset impairment (€40 million) and restructuring programs (€98 million). At December 31, 2006, non-recurring impairment and restructuring expenses totaled €116 million.

Non-recurring expenses primarily stemmed from continued industrial reorganization in Europe, for €40 million, reorganization of the Critical Power & Cooling Services business in Europe and the United States, for €22 million, and reorganization of the Building Automation business in the United States, for €10 million.

Other operating income and expenses also included a capital gain on the divestment of MGE UPS's small systems business, in an amount of €60 million, and a provision of €72 million to cover difficulties and delays in deploying IT systems.

During the year, the Group recorded total gross gains of €38 million on the disposal of property assets, notably in the Paris area.

(1) The Group measures operating performance on the basis of EBITA (Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles).

At December 31, 2007, capitalization of development costs had a positive net impact on operating profit of €87 million, down slightly from €98 million in 2006.

EBITA margin by region

To enhance the quality of segment information by region, General Management expenses that cannot be allocated to a particular segment are presented under "Holding Company". The data below concerns the ratio of EBITA to revenue.

In Europe, the EBITA margin narrowed by 0.6 point to 17.2%. On a proforma basis, i.e., including APC as from February 2006, EBITA margin increased by 0.4 point.

North America reported an EBITA margin of 16.5% at year-end, up 1.3 points from December 31, 2006. With APC as from February 2006, the margin showed a proforma increase of 3.0 points.

EBITA margin in the Asia-Pacific region declined by 0.4 point to end the year at 13.6%. The proforma margin with APC in 2006 increased by 0.7 point.

EBITA margin in the Rest of the World came to 15.9% compared to 17.0% in 2006. Including APC as from February 2006, the margin widened by 0.4 point.

EBITA margin by business

EBITA margin in the Electrical Distribution business rose by 0.8 point to 18.1%.

The Automation & Controls business achieved an EBITA margin of 14.2%, down 0.5 point from 2006.

In Critical Power & Cooling Services, the EBITA margin narrowed by 1.2 points to 12.7%. The margin was heavily impacted by the consolidation of APC in February 2007.

Finance costs and other financial income and expense, net

Finance costs and other financial income and expense, net totaled a negative €266 million compared with a negative €121 million in 2006.

Net finance costs amounted to €247 million, up from €104 million in 2006. This reflects the increase in average net debt to €3,370 million in 2007 from €1,700 million the year before.

Exchange rate fluctuations, including the impact of currency hedging positions, added €20 million to financial expense compared with €15 million in 2006.

Changes in the fair value of financial instruments did not have an impact on this item in 2007.

Income tax

The effective tax rate stood at 27.1% compared with 28.5% at December 31, 2006.

Share of profit/(losses) of associates

The Group's share of profits of associates came to €4 million at December 31, 2007 versus €2 million at December 31, 2006.

Minority interests

Minority interests totaled €38 million in 2007. Minority interests mainly correspond to the share of profit attributable to minority shareholders of Feller AG, STIE, Clipsal Asia and a number of Chinese companies.

Profit attributable to equity holders of the parent

Profit attributable to equity holders of the parent grew 20.9% to €1,583 million.

Earnings per share

The 13.9% increase to €6.78 from €5.95 reflects growth in profit for the period, partially offset by dilution from the March 2007 capital increase.

3. Change in financial situation

Balance sheet and cash flow statement items

Total assets stood at €23,268 million at December 31, 2007, up 22.7% from the previous year-end. Non current assets amounted to €15,018 million and represented 64.5% of total assets–a 44.3% increase that stemmed primarily from the year's acquisitions.

Goodwill

Goodwill rose by €1,955 million over the year to €8,141 million, or 35.0% of total assets.

Acquisitions in 2007 added €2,885 million, while the divestment of MGE's small systems business reduced goodwill by €221 million.

The currency effect also reduced total goodwill, by €660 million.

Impairment tests conducted at the end of the year did not reveal any material losses.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets came to €5,571 million, or 23.9% of total assets, up 79.2% from the year before.

Intangible assets

Trademarks rose by €1,487 million over the year to €2,247 million. Acquisitions added €1,776 million (of which €1,400 million for the APC trademark and €358 million for the Pelco trademark), while the divestment of part of MGE UPS's business reduced the total by €100 million. The currency effect had a negative impact of €189 million.

Gross capitalized development costs totaled €429 million (€340 million net), reflecting the capitalization of costs related to current projects in an amount of €129 million. Other intangible assets, net, consisting primarily of customer lists recognized on acquisition, software and patents, rose by €625 million over the year. The increase is attributable to the recognition of customer lists and patents in connection with the acquisition of APC (€550 million) and Pelco (€219 million) and capitalization of SAP system development costs (€25 million net of impairment).

Property, plant and equipment

Property, plant and equipment came to €1,856 million versus €1,615 million the year before. Acquisitions added €264 million, while the currency effect had a negative impact of €72 million. Net investments totaled €324 million.

Investments in associates

Investments in associates rose by €162 million to €172 million. This includes €121 million in provisional goodwill following the acquisition of a 50% interest in Delixi Electric on October 31, 2007.

Non-current financial assets

Non-current financial assets, primarily equity instruments quoted in an active market and loans and receivables related to investments, totaled €447 million, on a par with €430 million in December 31, 2006.

Cash and net debt

Net cash provided by operating activities before changes in operating assets and liabilities rose 15.1% to €2,211 million, representing 12.8% of revenue.

Changes in operating working capital represented a negative €121 million, reflecting strong business growth over the year partially offset by reduced inventories. Working capital to revenue declined by 0.4 point to 16.3% from 16.7% in 2006.

Net cash provided by operating activities totaled €2,090 million, up 31.6% from €1,588 million in 2006.

Capital expenditure, which includes capitalized development projects, represented a cash out of €560 million, or 3.2% of revenue, compared with €481 million in 2006.

Acquisitions used a total of €5,291 million, net of the cash acquired.

Cash proceeds from the sale of treasury stock on exercise of stock options amounted to €15 million (versus a net cash out for the repurchase of Company shares in an amount of €53 million in 2006). Dividends paid totaled €700 million, of which €29 million to minority interests.

At December 31, 2007, net debt totaled €4,936 million or 48.5% of equity attributable to equity holders of the parent. This represents an increase of €3,101 million from the year before.

The Group ended the period with cash of €1,269 million, of which €686 million in cash, €511 million in marketable securities, and €72 million in short-term instruments such as commercial paper, monetary mutual funds and equivalents.

Total current and non-current financial liabilities amounted to €6,204 million. Of this, bonds represented €3,946 million and acquisition debt €17 million (net of the amount held in escrow for Clipsal's acquisition). Two new bond issues, in an aggregate amount of €710 million, were made in 2007 and €450 million worth of bonds were redeemed. Current financial liabilities totaled €2,401 million at December 31, 2007 and primarily included bridge loans, bank overdrafts, accrued interest and the current portion of bonds (€750 million).

Equity

Equity attributable to equity holders of the parent came to €10,185 million, or 43.8% of the balance sheet total. The €1,468 million increase over the year is the net result of the following:

- Payment of the 2006 dividend, in an amount of €670 million.
- Profit for the year of €1,583 million.
- Capital increases in March and July 2007, in an amount of €1,178 million.
- Shares issued on the exercise of stock options, for €96 million.
- Changes in treasury stock, which increased equity by €24 million.
- The impact of currency fluctuations, which reduced the translation reserve by €811 million.
- Fair value adjustments to hedging instruments and available-for-sale financial assets, which reduced equity by €61 million.
- Changes in actuarial gains and losses stemming from the measurement of employee benefits, which increased equity by €74 million.

Minority interests rose by €28 million to €129 million, reflecting the €38 million profit for the period, partially offset by dividend payments of €29 million.

Provisions

Current and non current provisions totaled €1,706 million, or 7.3% of the balance sheet total. Of this, €446 million covered items that are expected to be paid out in less than one year.

This item primarily comprises provisions for pensions and other post-employment benefits (medical care) in an amount of €996 million. The decrease over the period corresponds to translation adjustments (€47 million) and to the change in actuarial assumptions, recognized net of tax in equity, for a negative €114 million. Changes in the scope of consolidation represented an increase of €13 million.

Other provisions totaled €710 million at December 31, 2007. These provisions cover product risks (warranties, disputes over identified defective products), for €165 million, economic risks (tax risks, financial risks generally corresponding to seller's guarantees), for €309 million, customer risks (customer disputes and losses on long-term contracts), for €53 million, and restructuring, for €56 million.

The Group also set aside €72 million in provisions to cover its IT contracts.

The year's acquisitions added €68 million to provisions in the balance sheet, while translation adjustments reduced provisions by €20 million.

Other non-current liabilities

Other non-current liabilities totaled €77 million. This primarily included acquisition debt of €15 million for the 50% interest in Delixi Electric and the amount of the acquisition price withheld for Clipsal (€54 million). This amount is being held in escrow and is recorded under "Other non-current financial assets".

Deferred taxes

Deferred tax assets came to €688 million, reflecting unused tax losses, in an amount of €226 million, and future tax savings on provisions for pensions, in an amount of €303 million.

Deferred tax liabilities totaled €910 million and primarily comprised deferred taxes recognized on trademarks, customer lists and patents purchased during acquisitions.

The €589 million change over the year stems primarily from the recognition of deferred tax liabilities on intangible assets recognized in connection with the APC business combination, in an amount of €690 million, and the use of €103 million in tax loss carryforwards.

Parent company financial statements

Schneider Electric SA posted total portfolio revenues of €21 million in 2007 compared with €577 million the previous year. Interest income amounted to €403 million versus €255 million the year before. Profit before tax came to €134 million versus €663 million in 2006.

Net profit stood at €227 million versus €888 million in 2006.

Equity before appropriation of net profit amounted to €8,120 million at December 31, 2007 versus €7,299 million at the previous year-end, after taking into account 2007 profit, dividend payments of €683 million, and share issues in an amount of €1,274 million.

Subsidiaries

Schneider Electric Industries SAS

Revenue totaled €3.3 billion versus €3.0 billion in 2006.

Operating profit decreased to €86.7 million from €216.5 million in 2006.

Net profit came to €443 million compared with €863 million in 2006.

Cofibel

Cofibel's portfolio consists entirely of Schneider Electric SA shares.

Profit before tax came to €5.4 million compared with €4.8 million in 2006.

Cofibel posted an after-tax loss of €2.5 million, compared with an after-tax profit of €4.7 million in 2006.

Cofimines

Profit before tax came to €2.0 million compared with €1.7 million in 2006.

After taking into account corporate income tax, net profit stood at €1.8 million versus €1.6 million in 2006.

Risk factors

Details on risk factors are provided in paragraph risk factors of chapter 1 on Description of the Company and its businesses.

Compensation and benefits paid to corporate officers

Details on compensation and benefits paid to corporate officers are provided in paragraph 9 of chapter 2 on Corporate Governance.

4. Outlook for 2008

In the current economic situation, the Group anticipates the following results for 2008:

- Organic revenue growth of between 6% and 8%.
- Operating EBITA margin of 15%.

5. Sustainable development

Introduction

Schneider Electric's sustainable development approach

An entirely new global situation

Our planet is probably facing a turning point in its history. After two centuries in which an abundant and inexpensive energy supply fueled astonishing economic growth, we have entered a period in which energy is becoming scarce, and therefore more expensive and, in certain ways, less reliable.

At the same time, the development cards have been shuffled, with the skyrocketing growth of China and India. These two emerging economies will represent half the world's population in 2050.

As a result, we are entering an era of environmental, societal and social responsibility for businesses, politicians and the community as a whole.

Schneider Electric reaffirms its commitment

Schneider Electric emphasizes sustainable development-related improvement targets in its new² company program for 2005-2008. These targets represent a fantastic and indispensable opportunity to motivate team members, grow the company and differentiate it from the competition.

By supporting customers in a way that is mindful of the environment, Schneider Electric has positioned itself in new markets, such as energy efficiency, interoperability and critical power that will drive growth now and in the years ahead. Backed by a strategically repositioned business portfolio, R&D plan and sales and marketing strategy, the Group is committed to providing innovative, efficient responses to two key questions:

- What products and solutions are needed in the market to help developed countries waste less energy and promote environmentally sound production and consumption?
- What steps need to be taken in less developed countries to bring clean, treated water, electricity and sustainable economic development to the 1.6 billion people who have no access to energy?

Responsibility, a key concept in sustainable development, is an integral part of Schneider Electric's corporate culture and strategy.

In 2002, Schneider Electric published a set of guidelines entitled ***Our Principles of Responsibility*** to give all team members a common reference.

Similarly, the ***Planet & Society Barometer*** set up in 2005 involves employees around the world in the Group's main sustainable development commitments and allows them to track the action plans along with other stakeholders, including suppliers, customers, shareholders and the community.

The Group's good results in 2007 demonstrate both an advance in Schneider Electric's sustainable development operations and a steady desire to do better everywhere by consuming less.

Framework

Reference documents are distributed throughout the Group so that all team members can embrace this responsibility approach and apply it in line with local culture and legislation.

4

Principles of Responsibility

In a globalizing world, Our *Principles of Responsibility* provides a framework to guide each team member's decisions and actions. The document outlines the Group's commitments to each of its stakeholder groups, including employees, business partners, shareholders, the community and the planet.

Adopted in late 2002/early 2003, the *Principles of Responsibility* were drawn up by 600 employees in 15 international working groups. They provide a frame of reference for each team member and for the Group as a whole. Failure to comply with these guidelines is considered serious misconduct.

Policies

All of the Group's policies are aligned with the *Principles of Responsibility.*

Environmental issues

First published in 1992 and updated in 2004, Schneider Electric's environmental policy was confirmed in 2007. It is designed to improve manufacturing processes, promote eco-design and integrate customer concerns in the area of environmental protection by fostering effective product and service solutions.

Social issues

Our *Principles of Responsibility* is Schneider Electric's social charter. In it, the Group clearly states that "All employees are entitled to express their cultural diversity and are managed without discrimination. Team members are encouraged to develop new skills and team spirit. At the same time, they are recognized for their initiatives and risk taking in contributing to the Company's growth."

Across the Group, human resources policies are deployed governing diversity, hiring, international mobility, training, leadership competencies, total compensation and health.

Sustainable development organization

Planet & Society Barometer

Schneider Electric created the Planet & Society Barometer in 2005 to measure its responsibility performance. With criteria covering people, community, environment and corporate governance issues, the Barometer expresses the Group's commitment to promoting sustainable development with all stakeholders.

The Barometer serves three purposes:

- It provides a resource for training and raising awareness about sustainable development.
- It defines strategic avenues for improvement.
- It informs stakeholders of the Group's results and performance.

Information on the Barometer is available at:

www.barometer.schneider-electric.com

A dedicated organization

Formed in 2002, the Sustainable Development Department is responsible for drawing attention to and explaining the major transformations affecting the world today. These include economic, geopolitical and societal changes, as well as environmental protection.

The Department and its sixty team members are responsible for:

- Organizing and executing the Group's sustainable development priorities.
- Responding to stakeholders.
- Deploying resources to raise awareness and promote action.
- Handling environment-related issues within the Group.
- And, since September 2007, managing and coordinating the social aspects of corporate responsibility (workplace health and safety, diversity, workforce inclusion, host community economic development and community).

James Ross, a member of the Supervisory Board of Schneider Electric SA, is particularly attentive to sustainable development issues and environmental and social risks.

Four working groups

Four working groups set up in 2005 impel and track action plans.

The Environmental Council

The Council is made up of representatives from all the corporate departments who meet quarterly to discuss cross-functional issues and promote deployment of appropriate measures across the Group. The Council also devotes significant time to monitoring environmental issues at both the eco-design and eco-production levels (see Environmental performance, page 92).

The Health Committee

Committee members include representatives from each corporate department, the Business Units and the Operating Divisions (North America, Europe, International and Asia-Pacific). Each quarter, the Committee meets to guide the Group's health and safety strategy and validate action plans. It leads the Group's health and safety approach and manages the network of local health and safety correspondents. An ad hoc committee met during the year to address risks related to a potential pandemic set off by avian flu (see Social performance– Health/Safety, page 86).

The Diversity Committee

Made up of all the Human Resources managers in France, this Committee is responsible for promoting diversity awareness in hiring and employee management. It validates strategy and action plans (see Social performance – Diversity, page 81).

In 2007, a dedicated steering committee was created in France as part of the first Group Handicap agreement signed in July 2007. The committee meets three times a year and comprises the manager of the *Engagement Handicap* mission, the local Sustainable Development manager and two representatives from each of the five unions that signed the agreement.

The Local Development Department (France)

Within the Sustainable Development Department, this operating department's mission is to drive and coordinate all responsible measures initiated by Schneider Electric in its employment pools. These highly regional yet highly cross-functional initiatives require ongoing dialogue among the various players within the Group–people involved in community outreach, business development, research, training, job opportunities, diversity and other issues—and field workers. The Local Development Department meets three to four times a year, as well as for encounters on special topics.

Other working groups, such as the social policies committee chaired by the Executive Vice President, Strategic Human Resources and Organization, also address corporate social responsibility issues.

Networks

Numerous culture carriers cascade Schneider Electric's sustainable development approach throughout the Company.

- **Concerning the environment,** a network of more than 200 correspondents oversees environmental management at production, supply chain and administrative sites. They are supported by an Environmental Director within the Globalization & Industry department.

The Strategy, Customers & Technology department coordinates the deployment of eco-design policy among product environment managers.

- In the area of **social policy,** each Operating Division or Business Unit Executive Vice President is responsible for ensuring effective human resources management within his or her area, implementing the new[2] company program, deploying human resources policies (including those covering health and diversity) and ensuring compliance with *Our Principles of Responsibility.*

• As for **community,** and notably youth opportunities, a worldwide network of 200 volunteer team members leads local projects. These correspondents, appointed for two years, are responsible for managing relationships with targeted associations involved in education and training. This entails selecting the organization, submitting the project to the Schneider Electric Foundation for validation and monitoring the partnership, as well as managing campaigns locally.

Improvement plans and indicators

New Reporting

As part of new², each unit determines improvement paths aligned with both the program's vision and the unit's local reality. To ensure overall consistency and measure performance effectively, new²'s *New Reporting* system expresses each initiative in terms of strategic goals, target results and resources. Ten of its tracking indicators directly concern sustainable development and make up the Planet & Society Barometer.

Planet & Society Barometer

The Barometer tracks these ten indicators on a quarterly basis.

The Group scored 5.21 out of 10 on January 1, 2005 and 7.62 out of 10 on December 31, 2007. The goal for 2008 is 8 out 10.

4

The Planet & Society Barometer's ten indicators

Objectives for end-2008	Performance 2005	2006	2007
People			
• Reduce the number of lost days from work accidents by 20% per employee and per year	5.6	8.60	**9.12**
• Ensure that all employees have basic health insurance	10	10	**10**
• Ensure that 20% of the participants in annual international mobility programs are women	3	4.5	**5.3**
Environment			
• Ensure that all manufacturing and logistics sites are certified ISO 14001	5	6.86	**5.03**
• Provide an environmental profile for 120 products representing more than 50% of total product revenue	2.3	5.4	**8.10**
• Reduce energy consumption per production site employee by 10% (in MWh/year)	6.7	7.5	**10**
Community			
• Donate €1 million worth of Schneider Electric equipment	3	10	**10**
• Ensure that 90% of our sites have a lasting commitment with the Schneider Electric Foundations in the area of youth opportunities	7	7	**7**
Corporate governance			
• Make 60% of total purchases from suppliers who support the Global Compact	2	2.6	**4.16**
• Ensure that Schneider Electric is included in the four major socially responsible investment index families	7.5	7.5	**7.5**
Overall performance at Dec. 31	**5.21**	**7.01**	**7.62**

www.barometer.schneider-electric.com

The most significant improvements during the year concerned the health indicator, product environmental profiles and suppliers' commitment to the Global Compact.

Although the total number of certified sites reached a record high, the ISO 14001 indicator declined in 2007 due to the consolidation of several new subsidiaries.

Consolidation

All of the quantitative data, with the exception of the Barometer indicators provided in this section, have been consolidated using two Group-wide methods.

- **Social data:** A global human resources scorecard, established annually over the past eight years based on a bottom-up reporting process.
- **Environmental data:** Reporting tables from the Group Environmental Affairs department, based on an annual manufacturing site survey.

This data is then reconciled with information from accounting and purchasing reporting systems to ensure consistency.

All Group units are included, except in specific identified cases.

Audit

Independent audit firm Ernst & Young verifies 17 environmental, health & safety and societal indicators for the Group. The firm's analysis showed that the definitions, measurement procedures and data collection method used by Schneider Electric are meaningful, exhaustive, neutral and clear. In 2008, Schneider Electric will focus on giving a more precise description of the procedures for implementing internal indicator monitoring at intermediary sites and units (see page 100 for Ernst & Young's conclusions on indicator reliability).

A responsible corporate citizen

In devising its strategy, Schneider Electric constantly includes improvement targets for business, social and environmental performance and sets up indicators to measure its achievements objectively, as well as areas for further progress. The Group demonstrates day in, day out that business, environmental, societal and social interests all converge.

Action plans to consume less and more efficiently are challenging Schneider Electric and its customers to significantly improve the energy efficiency of production processes and infrastructure and, more generally to reduce the environmental impact of CO_2 emissions generated by industrial and human activity.

Social performance

Schneider Electric's people are critical to its success. The Group motivates its employees and promotes involvement by making the most of diversity, supporting professional development, and ensuring safe, healthy working conditions.

Framework

Scope of social data consolidation

Global scope

All data published in the following section covers the Group's global scope (including APC).

All workforce data excludes temporary employees, except for the average workforce figure.

> Consolidated units:

- Corporate Functions, Operating Divisions and Business Units (for all data).
- Pelco, ETTS, Atos, Ritto, Grant and Northern for workforce data only.

> Non-consolidated units:

- Companies that are less than 51%-owned by Schneider Electric.
- Senior Management for compensation data.

France

Certain data concern France and cover more than 80% of the workforce in France. In this case, they are flagged as "French data".

Improvement plans – Planet & Society Barometer

Health/safety

- Reduce the number of lost days from work accidents by 20% per employee and per year.

	2005	2006	2007
Rating	5.6/10	8.6/10	9.12/10

- Ensure that all employees have basic health insurance.

	2005	2006	2007
Rating	10/10	10/10	10/10

Diversity

- Ensure that 20% of the participants in annual international mobility programs are women.

	2005	2006	2007
Rating	3/10	4.5/10	5.3/10

Diversity

Diversity underpins our history, culture and identity. That's why the first commitment in *Our Principles of Responsibility* states that: "Schneider Electric employees can all express their cultural diversity and are managed without discrimination."

We know that employees who feel respected are more motivated and effective. For this reason, we've taken measures to promote gender equality in the workplace, age diversity, jobs for the disabled and minority hiring. We take action at three levels: recruitment, job opportunities and career development.

Our goal is to make diversity a strength, an advantage and a lever for developing creativity and competitiveness. Our diversity charter reflects this commitment.

Disabled persons

Examples in 2007

France: After endorsing six company agreements since 1987, Schneider Electric amplified its commitment by signing a first Group agreement on July 12, 2007. The three-year agreement covers all Group units in France for the first time and complies with new regulations stemming from the French law of February 11, 2005 mandating equal rights, opportunities, participation and citizenship for the disabled.

With this new agreement, Schneider Electric will undertake to:

- Renew an inflow of disabled workers and take action to keep them employed.
- Promote direct employment while pursuing an assertive policy of subcontracting to the protected employment sector.
- Take a comprehensive approach to bringing disabled persons into the job market and keeping them employed, keeping in mind the diversity of handicaps, their origins and severity.

The agreement's objectives are to:

- Achieve, at the very least, the legal obligation of 6% of total payroll (5.88% in 2007).
- Hire 45 disabled employees and integrate 45 disabled work-study interns over the term of the agreement.
- Provide disabled employees with the same quality of life and career development opportunities as all other team members.
- Develop agreements and partnerships with local organizations to facilitate applicant searches.
- Enhance the Group's quality partnership with the protected employment sector.
- Keep disabled persons in their jobs and prevent disabling situations.

To ensure quick, effective action, the Group will:

- Create an "Engagement Handicap" mission that reports to the Sustainable Development/Diversity Department.
- Set up a steering committee with employee representatives who have signed the agreement.
- Include disabled persons in the Group's forward-looking career and skills management strategy.
- Raise in-house awareness with a national campaign (2007-2008).

Brazil: A dedicated program was created for disabled job-seekers and disabled Schneider Electric team members that called for raising awareness and training employees, identifying positions that could be filled by disabled persons and increasing disabled recruitment. The number of disabled team members in the subsidiary rose from 29 to 48 (or 51.7%) between September 2006 and December 2007.

Mexico: The Tlaxcala manufacturing site hired nine disabled persons and two team members over 60 years of age in 2007. In connection with these hires, significant measures were taken to adapt the site and production line (notably with the installation of four access ramps and an elevator) and to train all employees. The plant, which was recognized as the first inclusive company in Tlaxcala State, has set an ambitious target of 50 new hires in 2008.

Gender equality in the workplace

Professional equality for men and women is a strategic challenge for both individual growth and the Company's own development. It is also integral to the issue of diversity, which enhances innovation, makes the enterprise more effective with customers and allows it to reflect natural changes in society.

The Group is pursuing three main paths to promote gender equality:

- Significantly increase the percentage of female hires.
- Promote women in key positions of responsibility.
- Foster working conditions that are favorable for both men and women.

The Planet & Society Barometer indicator "Ensure that 20% of the participants in annual international mobility programs are women" rose 0.6 points between 2006 and 2007, from 14.5% to 15.1% ▲.

Examples in 2007

France: Schneider Electric received the prestigious three-year Equality label from international certification organization AFAQ-AFNRO during the year. A pioneer in this area, the Group signed an agreement on gender equality in the workplace with all labor unions back in December 2004. The agreement encourages gender diversity at all levels of the enterprise and efforts to reduce identified gaps in career management in the areas of mobility, training and compensation.

France/China: Schneider Electric partnered a Chinese delegation at the Third Women's Forum in August 2007. The 50 women, all decision-makers and representatives of the role women want to play in China, participated in a series of meetings and conferences in which they were able to exchange their views on economic and societal issues.

France: The Group also partnered with *Institut National des Sciences Appliquées* (INSA) in Lyon and *Ecole Nationale Supérieure des Techniques Appliquées* (ENSTA) in Paris on a program called *"Choisis ta Vie"* (Choose Your Life) to assist 20 women engineering students in planning their career paths. The participants attended a three-month collective training program at Schneider Electric and received personalized mentoring from women managers at the Group. The program will continue in 2008.

(See page 27 Human Resources).

Age diversity

As life expectancy grows longer, so does professional life. Employing seniors and keeping them employed is an important challenge, especially in mature countries.

Example in 2007

Spain: In 2007, Schneider Electric Spain launched a program entitled Telemaco under which new hires could receive mentoring from more seasoned managers in the company. The program is designed to develop new talents and help them find their place within the enterprise. It will also provide new approaches, make it easier to transfer skills and good practices and undoubtedly improve working relations throughout the subsidiary. Some ten people were involved in the first session of Telemaco, which will continue in 2008.

Indicators

Workforce

Total workforce	2005	2006	2007
Average workforce*	88,670	100,078	**119,340 ▲**
Fixed-term and open-ended contracts	84,819	96,529	**114,984 ▲**
Average production staff	40,792	46,135	**52,360 ▲**
Average non-production staff	47,878	53,943	**66,980 ▲**
New hires	16,070	21,092**	**26,972**
Departure	15,820	15,764**	**21,117**

**Including staff from temporary employment agencies.*
***2006 data has been restated without temporary employees.*

Breakdown by region
(based on year-end spot count)

(percent)	2005	2006	2007
Asia-Pacific	20%	22%	**26%**
Europe	49%	46%	**41%**
North America	24%	25%	**26%**
Rest of the World	7%	7%	**7%**

Countries with the most employees

(percent)	2007	% change
USA	**19%**	+35.4%
France	**18%**	-1.1%
China	**9%**	+14.2%
Mexico	**6%**	-0.5%
India	**6%**	+246.4%
Spain	**3%**	+5.8%
Australia	**3%**	+3.4%
UK	**3%**	+4%
Germany	**3%**	+13.3%
Italy	**2%**	+2.8%
Indonesia	**2%**	+0.9%
Sweden	**2%**	+0.4%

Men/women

(percent)	2005	2006	2007
Men	65%	64%	**66%**
Women	35%	36%	**34%**

▲ *2007 audited indicators*

Gender and category

(percent)	2005	2006	2007
White collar	59%	56.9%	**58.6%** ▲
Men	75%	72.5%	**72.6%**
Women	25%	27.5%	**27.4%**
Blue collar	41%	43.1%	**41.4%** ▲
Men	51%	53%	**57%**
Women	49%	47%	**43%**

Age

(percent)	2005	2006	2007
14-24 years	11.9%	11.2%	**12.3%**
25-34 years	28.1%	29.6%	**31.3%**
35-44 years	27.4%	27.7%	**26.5%**
45-54 years	22.9%	21.8%	**20.8%**
55-64 years	9.3%	9.2%	**8.6%**
> 64 years	0.4%	0.5%	**0.5%**

Seniority

(percent)	2005	2006	2007
< 5 years	42%	43.4%	**49.5%**
5-14 years	28.3%	27.5%	**26.6%**
15-24 years	16%	15.1%	**12.8%**
25-34 years	11%	10.6%	**8.7%**
> 34 years	2.7%	3.4%	**2.4%**

Function

(percent)	2005	2006	2007
Marketing	4.1%	4.4%	**4%**
Sales	18.3%	18.3%	**16.9%**
Services*	NA	NA	**2.2%**
Support	15.7%	15.7%	**16.3%**
Technical	7.5%	8.3%	**7.1%**
Production	10.8%	10.2%	**12%**
Direct variable costs – employees linked directly to production of range core and adapted products	43.6%	43.1%	**41.5%**
Of which services and projects	NA	NA	**2.6%**

**In 2005 and 2006, the Services function was primarily divided between the Sales and Technical functions.*

Type of contract

(percent)	2005	2006	2007
Flexibility rate (temporary staff/total workforce)	18.1%	19.5%	**22.5%**

Workforce (France)

Workforce

	2005	2006	2007
Spot headcount	20,538	20,364	**20,150**
New hires	1,645	1,624	**1,811**
Departures	2,283	1,611	**1,787**

Type of contract

(percent)	2005	2006	2007
Open-ended	95.4%	94.4%	**95%**
Fixed-term	4.6%	5.6%	**5%**

Individuals on work-study programs account for two-thirds of fixed-term contracts in France.

Category

(percent)	2005	2006	2007
Line employees	35.6%	34.4%	**32.6%**
Supervisors	1.2%	1.1%	**1.2%**
Administrative and technical staff	33.5%	33.1%	**32.5%**
Engineers and managers	26.5%	27.5%	**29.7%**
Work-study participants	3.2%	3.9%	**4%**

Men/women

(percent)	2005	2006	2007
Men	64.3%	64.8%	**64.8%**
Women	35.7%	35.2%	**35.2%**

New hires

Type of contract

(percent)	2005	2006	2007
Open-ended	65.2%	68%	**63%**
Fixed-term	34.8%	32%	**37%**

Category

(percent)	2005	2006	2007
White collar	45%	48%	**52%**
Blue collar	55%	52%	**48%**

Breakdown by region

(percent)	2005	2006	2007
Asia-Pacific	25%	29%	**36%**
Europe	27%	28%	**28%**
North America	41%	34%	**27%**
Rest of the World	7%	9%	**9%**

▲ *2007 audited indicators*

Dismissals

% change	2005	2006	2007
Number	4,460	3,795	**4,543**
o/w layoffs for economic reasons	1,070	620	**944**

Type of contract (percent)	2005	2006	2007
Open-ended	85.8%	88.5%	**83.5%**
Fixed-term	14.2%	11.5%	**16.5%**

Category (percent)	2005	2006	2007
White collar	37.5%	35.4%	**45.1%**
Blue collar	62.5%	64.6%	**54.9%**

Breakdown by region (percent)	2005	2006	2007
Asia-Pacific	17%	15%	**19%**
Europe	25%	27%	**30%**
North America	52%	50%	**44%**
Rest of the World	6%	8%	**7%**

Reasons for dismissals

As part of the Group's strategy of geographic re-balancing, involving the redeployment manufacturing resources, workforce has risen noticeably in countries like China and India.

At the same time, plans have been deployed in Western Europe and the United States, for example, to rightsize the Group's manufacturing and supply chain base. In certain cases, these plans led to headcount reductions. The Group took assertive steps going beyond its legal obligations to assist employees in re-directing their careers at all concerned sites.

Examples in 2007

Europe : On July 12, 2007, Schneider Electric and the European Metalworkers' Federation (EMF) signed a European agreement on anticipating change. Drawn up within the framework of the European Committee, the agreement reflects a deep commitment to supporting Schneider Electric employees and helping them develop skills throughout their careers.

France : Schneider Electric has taken active measures to manage the social aspects of industrial restructuring since signing an agreement in 2006 with government authorities to help re-invigorate affected employment pools.

- In Barentin, a job-creation target of 77 jobs was set. By end-2007, 93 jobs had been created, of which nine were filled by disadvantaged young people (in partnership with *Association pour le Droit à l'Initiative Economique* (ADIE) and *Association Alizé*).
- In Dijon, a job-creation target 50 jobs was set in partnership with ADIE. By end-2007, 53 jobs had been created, of which 13 were filled by disadvantaged young people.

Other employment support plans were required in 2007, notably in Grenoble, Dijon and Angoulême. As these sites were not covered by re-invigoration agreements, specific, individualized support was offered to employees who were part of a voluntary departure program. Options included end-of-career payments and support for personal projects, business creation or continuation and geographic mobility.

Contractors - Staff from temporary agencies

Temporary staff	2005	2006	2007
Total	NA	NA	**9 610**
White collar (%)	NA	NA	**26.8%**
Blue collar (%)	NA	NA	**73.2%**

Breakdown by region (percent)	2005	2006	2007
Asia-Pacific	NA	NA	**39%**
Europe	NA	NA	**50%**
North America	NA	NA	**5%**
Rest of the World	NA	NA	**6%**

Temporary staff (France)	2005	2006	2007
Total	2,457	2,810	**2,412**
White collar (%)	12%	11%	**13.6%**
Blue collar (%)	88%	89%	**86.4%**

Workweek organization and management

Average annual hours worked	2005	2006	2007
Number of hours	NA	2,076	**2,011**

Part-time or flex-time employees (France)	2005	2006	2007
Total	1,456	1,387	**1,234**
% of employees	7.09%	6.81%	**6.12%**
Breakdown			
Men	1.52%	1.48%	**2.47%**
Women	18.05%	17.46%	**15.25%**

Absenteeism (France)

	2004	2005	2006	2007
Days absent *(% out of theoretical working days)*	6.9%	7.3%	5.8%	**4%***

** 2007 data includes all subsidiaries in France.*

Reasons for absence (France)

	2005	2006	2007
Sick leave *(% of total absences)*	65.8%	73.4%	**88%***
Work/commute injuries *(% of total absences)*	5.0%	4.4%	**5.5%***

** 2007 data includes all subsidiaries in France.*

Payroll and compensation

Information on profit-based incentive and profit sharing programs and/or employee share ownership

(percent)	2005	2006	2007
Variable compensation	6.1%	8.1%*	**9,5%**

** 2006 data adjusted to reflect Group scope.*

For many years, French team members have benefited from variable compensation representing up to 9% of the total (depending on the Group's financial results) through profit-based incentive or profit sharing programs.

Average cost per employee

	2005	2006	2007
Gross salary + payroll expenses + individual and collective benefits	40.2 K€	37.2 K€*	**37.3 K€**

** 2006 data adjusted to reflect Group scope.*

Employee share ownership

The Group gives employees a stake in achieving targets and in Schneider Electric's performance through profit-linked incentive plans, employee share ownership, stock option programs and bonuses. In the spring of 2007, Schneider Electric carried out an employee share issue open to members of the Employee Stock Purchase Plan and entities set up to purchase shares on behalf of employees.

Example in 2007

France : The French federation of employee shareholder associations (FAS) awarded Schneider Electric its silver medal for employee share ownership in November 2007. Among other things, the award recognized the Group's efforts to engage a meaningful dialogue with employee shareholders, within the limits provided for by law.

Measures singled out for commendation included:

- Regular updates on the corporate intranet of changes in funds, offers and legislation.
- Training on employee share ownership for Supervisory Board members and on employee savings plans for Human Resources team members.
- Possibility for employees to track their investments on a dedicated intranet site.

Social dialogue and relations

Sites declaring employee representation

(percent)	2005	2006	2007
Unions	47%	51%	**46%**
Works council	55%	55%	**67%**
Health and safety committee	68%	69%	**54%**

European committee

Schneider Electric's European Committee keeps employee representatives informed of changes within the Group. Committee members have their own training and information resources, including an online database and forum and a quarterly e-newsletter.

In 2007, the Committee met twice in plenary session and held four officers' meetings.

An agreement on anticipating change was signed in July 2007 (see Reasons for Dismissals, page 84).

Group works council, France

This council, which supports the various works councils in Schneider Electric's French subsidiaries, provides a setting for information and discussion with employee representatives of the Group's French units. The members' terms were renewed for a period of three years in 2006. Schneider Electric's commitment with this council, created in 1997, goes far beyond legal requirements. To give members an overall view of the Group and a good understanding of its business, Schneider Electric offers training, provides access to electronic resources and organizes plant tours, among other things. A five-day training session is organized for all new members to provide a panorama of the Group's operations and business environment.

In 2007, the council organized two plenary sessions, three plant tours and one information meeting for correspondents.

Collective agreements

In 2007, two agreements were signed with labor unions in France, one covering 2007 wages and the other employment of disabled persons.

The Group also signed three amendments to the January 29, 2006 profit-sharing plan concerning employees of SEF, SEISAS and Schneider Electric in France.

In all, 43 negotiation or agreement tracking meetings were held during the year, equivalent to 34 full days.

People Scope

To achieve new²'s goal of "improving together", Schneider Electric leverages the *People Scope* internal satisfaction survey, which also serves as a reference for benchmarking with other companies. The 56-question survey is administered to all Group employees every other year. The next survey will be conducted in 2008.

Health and safety

Health/safety

In designing its policies in 2006, Schneider Electric adopted the World Health Organization's definition of health: "Health is a state of complete physical, mental and social well-being and not merely the absence of disease or infirmity".

For Schneider Electric, health is a challenge shared by all of its team members and partners. The Group also considers that insurance coverage is a crucial lever for maintaining a high level of good health. It believes in deploying local approaches to achieve its goal of being the health benchmark in all host countries.

- Deployment

Schneider Electric created the *Health Policy Deployment* (HPD) indicator to track the deployment of its health policy across the Group. The indicator comprises three sub-criteria:

- Local language translation of the policy and distribution to all employees.

- Percentage of team members with coverage for work accidents, illness and disability.

- Formal health/safety management system in each unit that complies with an international benchmark.

- Management involvement

- Sponsors: Units with the most critical accident records are tracked individually by a member of Senior Management.

- All managers: Since 2006, significantly improving safety has become a criterion in managerial compensation. This principle will be gradually extended to other countries.

- Local measures that contribute to the global action plan

- Health management system: The Group encourages all its units to adopt an occupational health management system in line with the main international standards (ILO OSH and OHSAS). The units may decide to apply for certification if they wish. In 2007, 15% of the Group's sites were involved in this process.

- Good practices: To share good practices, the Group promotes local initiatives on a new Health Community intranet site. In addition, 55 projects covering all areas of health policy were submitted in the new² awards competition, demonstrating the units' commitment to health.

- Worldwide awareness campaign: A prevention campaign prepared in 2007 and launched in early 2008 covers health, safety and other issues. It is based on the guiding concept of Schneider Electric's health policy, which is that responsibility is a commitment shared by employees, the Company and its managers. The campaign will run throughout the year, with quarterly messages.

Examples in 2007

France: Schneider Electric is working with France's national conservatory of arts and crafts (CNAM) to define the interaction between health, profession and efficiency and use this information in management.

Argentina: During the year, Schneider Electric Argentina's health and safety management system was certified to OHSAS 18001 standards. The subsidiary already has quality (ISO 9001) and environmental (ISO 14001) certification. The system establishes a process to ensure that working conditions comply with legal requirements at each site, fosters a pleasant working atmosphere and improves operating efficiency.

Indonesia: Schneider Electric Manufacturing Batam is now certified ISO 14001 and OHSAS 18001. Additional measures included medical check-ups for all operators and a health/safety competition for all employees and their families. These efforts have led to a more than sixfold decline in the number of lost days due to work accidents since 2004.

Sweden: A stress-prevention campaign was launched in response to the sharp increase seen in national statistics concerning this issue.

Frequency rate/severity rate

	2005	2006	2007
Frequency rate	16.7	9.8	**9.5 ▲**
Blue collar	NA	NA	**14.7**
White collar	NA	NA	**5**
Severity rate	0.16	0.10	**0.08 ▲**
Blue collar	NA	NA	**0.12**
White collar	NA	NA	**0.04**

Accidents by category

	2006	2007
Total accidents	1,936	**2,335 ▲**
Fatal accidents	3	**4***
Serious accidents	346	**296**
Minor accidents	1,587	**2,035**

** Three of the four fatalities in 2007 occurred during commutes and the fourth resulted from a work accident at a production site in Brazil.*

The number of days lost per employee per year due to accidents declined to 0.167 days ▲ in 2007 from 0.198 in 2006*. The 2007 figure covers the entire consolidated scope, except for Pelco and APC.

**Long-term absences in the Asia-Pacific zone have been removed from 2006 data.*

▲ *2007 audited indicators*

Health and retirement coverage	2006	2007
Supplementary coverage offered by the Company*		
Unemployment	5.2%	4%
Social security pension benefits	26.1%	32%
Supplementary pension benefits	35.2%	45%
Work accidents – benefits in kind	12.4%	13%
Work accidents – cash benefits	19.3%	18%
Illness – benefits in kind	35.4%	42%
Illness – cash benefits	41.3%	51%
Life insurance (death coverage and survivor benefits)	60.8%	64%
Disability	49.6%	51%
Family allowances - benefits	16.0%	17%

** Percentage of units declaring that they offer supplementary coverage in relation to current legislation for the items listed.*

Training

Training costs by type of training (percent)	2005	2006	2007
Health, safety, environment	8.9%	7%	6%
Technical	33.3%	30%	26%
Foreign languages and IT	13.1%	13%	17%
Management and leadership	24.7%	31%	30%
Other	20%	19%	21%

Breakdown by category (percent)	2005	2006	2007
Training costs			
White collar	88.4%	77%	79%
Blue collar	11.6%	23%	21%
Training hours			
White collar	70.4%	68%	72%
Blue collar	29.6%	32%	28%

Average number of hours of training per employee (in hours)	2005	2006	2007
White collar	38*	33*	34
Blue collar	17*	22*	17

** 2006 data has been adjusted to reflect reporting errors. 2005 and 2006 data, initially expressed in days, has been restated in hours on the basis of 1 day = 8 hours.*

The average number of hours of training per employee stood at 27▲ in 2007 versus 28 in 2006.

Training policy

Schneider Electric's training policy is designed to develop and lock-in talented men and women whose skills will help the Group meet its strategic objectives, in keeping with trends in its markets. Major paths include:

- Developing competencies and changing behavior.
- Allowing team members to anticipate and manage on-going change.
- Deepening team members' integration in their function and in the Company.
- Tracking and evaluating the return on investment in training.
- Meeting current and future needs for improving performance.

Schneider Electric University

One of new[2]'s priorities is to deploy a shared vision and to develop the Group's talents.

Schneider Electric University plays a major role in this area.

Two new institutes were created in 2007 dedicated to Finance & Control and Human Resources, with the goal of deploying shared resources for these horizontal functions.

In all, 1,837 team members representing 71 nationalities attended the University's leadership development and expertise building seminars in 2007. The number of women participants increased by 155%.

Some 7,000 employees took e-learning courses during the year, mainly to improve team management and English skills, and more than 6,000 benefited from locally deployed programs.

Training (France)

Main topics (percent)	2006	2007
Health, safety, environment	8.5%	8.7%
Technical	19.0%	17.3%
Foreign languages and IT	13.5%	13.4%
Management and leadership	12.1%	13.7%
Manufacturing	9.9%	9.6%

Breakdown (percent)	2006	2007
Men/women		
Women	28%	32%
Men	72%	68%
Category		
Engineers and managers	28%	33%
Supervisors, administrative and technical staff	40%	38%
Line employees	32%	29%

In 2007, 63% of the workforce in France received some type of training.

An average 23.4 hours were devoted to training in 2007. The number of programs offering a diploma or certification was twice as high as in previous years.

The Schneider Electric Industries/Schneider Electric France corporate agreement on training signed in December 2005 was deployed starting in 2006.

In 2007:

- 270 managers and 70 human resources directors were trained in managing employability in a 32-session course.
- 45 action plans to develop employability were launched.
- 77 day-long sessions to profile talents and professions were organized at 45 sites.

The goal is to meet with employees and encourage them to play an active role in their career development by focusing on Schneider Electric's skills sets, external skills sets and the support system for future growth.

Between January 2006 and December 2007, the Group organized 81 Talents and Professions sessions.

Relations with sub-contractors and suppliers

Framework

Sustainable development holds companies up to stakeholders' expectations. As a *Global Compact* signatory, Schneider Electric takes sustainable development issues into account when selecting suppliers. The Group encourages suppliers and their subcontractors to join the Global Compact themselves. By asking suppliers to meet its direct requirements and make a public commitment, the Group exposes them to the principles of sustainable development. This approach also reflects Schneider Electric's commitment to promoting human rights, in accordance with Global Compact Principle 1 (Businesses should support and respect the protection of internationally proclaimed human rights) and Principle 2 (Businesses should make sure that they are not complicit in human rights abuses).

Improvement plans – Planet & Society Barometer

- Make 60% of total purchases from suppliers who support the Global Compact.

	2005	2006	2007
Rating	2/10	2.66/10	4.16/10
Performance	12%	16%	25% ▲

Location of main new suppliers	2007
China	130
South America	46
India	44

Schneider Electric makes 80% of its purchases from 2,300 suppliers and sub-contractors. Purchasing volumes exceeded €9 billion in 2007.

Monitoring working conditions among sub-contractors and suppliers

Schneider Electric uses a certification process called *Schneider Supplier Quality Management* to select new suppliers. The process is based on a questionnaire comprising nine sections, one of which concerns the environment and sustainable development.

The Group evaluates suppliers' performance in the areas of labor relations, social accountability (SA8000), environmental protection (ISO 14001), compliance with the Restriction of Hazardous Substances (RoHS) directive and support for the *Global Compact.*

In 2007, the questionnaire was used to evaluate 375 new suppliers, primarily in emerging markets.

Improving working conditions among sub-contractors and suppliers

Support for the Global Compact is a major criterion in the selection of new suppliers. The Group deployed a Global Compact communication plan in 2007 comprising direct and mail contacts to encourage its 300 key suppliers to become signatories. As of December 31, 2007, 45% of Schneider Electric's partners had signed the Global Compact or the Electronic Industry Code of Conduct (EICC).

Training for purchasing teams

As part of the program to internationalize the purchasing function, the Group continued measures initiated in 2006 to recruit and develop skills in emerging markets during the year, primarily in Asia and Eastern Europe.

Training new team members in internal processes and methods is critical to maintaining a uniform purchasing strategy worldwide. So far, more than 200 purchasing agents have been introduced to the approach.

In 2007, the percentage of purchases from Global Compact signatories rose to 25% from 16% in 2006.

The Schneider Electric Foundation rises to new societal challenges

Over the past 10 years, the Schneider Electric Foundation has supported hundreds of children and young people in all of the Group's host countries. The most ambitious projects combine financial and human resources with a link to Schneider Electric's businesses.

Jobs in electricity

The Group has decided to focus more fully on jobs in electricity to give its commitment more meaning and make its programs more effective. Around the world, wherever disconnected people are looking for job opportunities, the Foundation will support projects that provide training and an on-ramp to long-term employment, especially in areas related to electricity.

Access to energy

In today's world, 1.6 billion people do not have access to energy. The Foundation wants to help shrink this gap by providing access to energy–a move that will also provide access to development and improved healthcare.

Examples in 2007

Transmit skills by:

- **Helping everyone, including the least advantaged,** gain access to energy.

One initiative here involved bringing electrical installations up to standard in a technical high school's electrical workshops in **Cameroon.**

- **Helping young people** get their first jobs in energy-related professions.

To this end, the Foundation granted scholarships in electrical engineering and electronics to 50 women students in **Turkey.**

It has also trained and hired teachers, acquired scientific and technical equipment and provided other resources to train engineers and technicians in **central Africa.**

In **France,** the Foundation provides funding for young entrepreneurs starting electricity-related businesses through its partnership with *Association pour le Droit à l'Initiative Economique* (ADIE).

Share energy by:

- **Transmitting know how** to promote access to energy.

In **Benin,** the Foundation has helped electrify several villages and install outdoor lighting in partnership with *Electriciens Sans Frontières,* and trained local residents to perform daily maintenance.

- **Transmitting knowledge** to help train teachers.

In **Lebanon,** the Foundation is partnering with the European Institute for Cooperation and Development (IECD) to upgrade training capacity at six technical schools specialized in electrical, electronic and electromechanical studies, with the goal of helping disadvantaged young people enter the workforce and find a useful place in society.

Promote individual responsibility and Schneider Electric's commitment to saving the planet.

The Schneider Electric Foundation has teamed up with the International Polar Foundation on the new Princess Elisabeth research station in **Antarctica.** The Group is providing electrical distribution, building management and remote control equipment for the facility, which is the first zero-emission research station in the world.

Improvement plans – Planet & Society Barometer

- Donate €1 million worth of Schneider Electric equipment

	2005	2006	2007
Rating	3/10	10/10	10/10

- Ensure that 90% of our sites have a lasting commitment with the Schneider Electric Foundations in the area of youth opportunities

	2005	2006	2007
Rating	7/10	7/10	7/10

The Schneider Electric Foundation also provides assistance to people affected by **natural disasters,** such as the unprecedented torrential rains in **Mexico**'s Tabasco state in November 2007 that flooded out more than one million residents. In response, the Foundation set up emergency action plans and participated in re-building projects.

In partnership with local teams, the Foundation will support educational projects, such as the re-building of a technical school, and restoration work to fix damaged electrical installations.

Lastly, the Foundation carried out its seventh annual **Luli international mobilization campaign in 2007** to involve Schneider Electric employees in local projects for disadvantaged youth. In keeping with the Foundation's new focus, these projects are increasingly centered on training young people in the Group's professions. Examples include working with training organizations, seconding employees as teachers, participating in the construction of training centers or professional high schools, promoting student exchanges and equipping classrooms.

Facts and figures

2007 Luli campaign

- 200 representatives in 74 countries,
- 70 participating countries,
- 187 associations supported.

Square D Foundation

One of the Schneider Electric Foundation/Square D Foundation's flagship projects is the *matching gift program*. In 2007, the Foundation matched 1,780 employee donations to associations of their choice in North America.

Long-term commitments

The Schneider Electric Foundation is also involved in long-term youth training programs.

Examples in 2007

- **Chile:** In partnership with Schneider Electric Chile, the Education Ministry of France, the Education Ministry of Chile and Catholic University of northern Chile, the Group opened a Schneider Electric center of excellence in Chile to train young people in the maintenance of industrial automated systems.

Located in Antofagasta, some 1,000 kilometers north of Santiago, the center will open its doors in March 2008 to 30 students from disadvantaged backgrounds.

- **Ecole Paul Louis Merlin in France:** Within the Sustainable Development Department, Ecole Paul Louis Merlin offers an educational setting and approach designed to get underperforming students back on track. The school's main challenges are to restore pride in working hard, succeeding and doing a good job; re-introduce the concepts of politeness and respect for adults and others; and nurture self-esteem and confidence in one's abilities.

In 2007:

- All of the students taking the French *Baccalauréat* and professional studies certificate (BEP) exams passed (with honors for 73% of the *Baccalauréat* candidates).
- A pre-qualification session was set up.

Compliance with international law and other commitments

New in 2007

In 2007, Schneider Electric confirmed its commitment to and participation in society-wide efforts to promote sustainable development.

Nicolas Hulot's pact for the environment

The Group was the first industrial company to sign French environmentalist Nicolas Hulot's pact for the environment, with the firm intention of integrating the majority of the pact's ten objectives in its corporate strategy.

Clinton Climate Initiative

During the year, Schneider Electric also joined the Clinton Climate Initiative. This international initiative is designed to help the world's forty largest cities reduce their greenhouse gas emissions by managing energy consumption in buildings more effectively.

Bali Climate Change Conference

Lastly, the Group participated as a signatory in the international climate change conference held in Bali in December 2007. Representatives from 190 countries attended the conference, for a total audience of more than 10,000.

French environmental summit

In 2007, France organized a national environmental summit that brought together all stakeholders to address today's environmental challenges. Schneider Electric was involved in discussions on promoting energy efficiency.

Global Compact

Launched in 1999 by UN Secretary-General Kofi Annan, the Global Compact brings companies and non-governmental organizations together under the aegis of the United Nations to "unite the power of market with the authority of universal ideals".

Signatories are expected to embrace, support and enact ten principles in the areas of human rights, labor rights and the environment. Schneider Electric publicly expressed its support for universal values by joining the Compact in December 2002. The Group has primarily worked to share this commitment with its partners since 2003.

World Health Organization

Schneider Electric uses the World Health Organization's definition of health in defining its policies ("Health is a state of complete physical, mental and social well-being and not merely the absence of disease or infirmity").

Diversity Charter

Schneider Electric signed the Diversity Charter launched by *Institut Montaigne* in 2004. Going beyond France, the Group has decided to apply the charter's principles in all host countries or to update similar policies.

Apprenticeship Charter (France)

Schneider Electric has signed an apprenticeship charter in France. The charter grew out of the Group's initiatives after Jean-Louis Borloo, the former French Minister for Employment, Social Cohesion and Housing chose Henri Lachmann to lead a specific mission to promote corporate support for developing apprenticeship.

Observatoire Social International

Schneider Electric also takes part in the work of the *Observatoire Social International* (OSI). It has signed on to the "right to lifelong education and training", which aims to develop a relationship of partnership and co-responsibility between companies and educators and trainers.

Standards organizations

Schneider Electric plays an active role within AFNOR, the French standards organization. In particular, it participates in the working group on sustainable development.

The Group also works with international standards organizations in developing the standards that apply to its products. These organizations include France's *Union Technique de l'électricité et de la communication* (UTE), the European Committee for Electrotechnical Standardization (CENELEC), the International Electrotechnical Commission (IEC) and the International Standards Organization (ISO).

Since February 2007, Schneider Electric has represented France on the IEC's Advisory Committee for Environmental Aspects, which is responsible for advising and coordinating the Commission's work on environmental issues.

Other associations

Schneider Electric is a member of the Board of Directors of the French study center for corporate responsibility (ORSE) and of the French Global Compact network. For many years, the Group has also actively supported *Association pour le développement du mécénat* (Admical), a French not-for-profit organization involved in corporate sponsorship issues that is a member of the Ceres European network, and *Institut du mécénat social* (IMS), an association that helps companies implement their corporate social responsibility policies. Lastly, the Group participates work conducted by CSR Europe, notably in the area of occupational health.

Impact on regional development and community relations

Wherever it operates, the Group makes a strong commitment to community partners. This is indispensable for a global enterprise that wants to keep in touch with real-life conditions in its local markets. Numerous projects under way and on the drawing board demonstrate Schneider Electric's desire to be engaged, notably in the area of employment, and to contribute fully to local economic development.

Agreements concerning employment pools

As of end-2006, Schneider Electric's main sites in France (including all manufacturing facilities) had signed target agreements with officials in charge of local development. These agreements, which cover inclusion, diversity, and economic development, have formalized the sites' commitments. In 2007, they made it possible to structure and enhance proposals, notably in cases of site restructuring. More generally, these agreements strengthen Schneider Electric's presence in its local employment pools, notably by creating a tighter network with local bodies involved in economic development such as *Réseaux Entreprendre, Alizé, Diese* and *Club des 9*.

Business creation

Over the past ten years, Schneider Electric has supported employee projects in France to create businesses or buy going concerns through Schneider Initiatives Emploi (SIE)–a dedicated structure that allows the Group to address its mobility, employment and regional development responsibilities and promote entrepreneurial values within the corporate community. What's more, the system often creates future Schneider Electric customers, since one out of five businesses created is involved in electrical work.

The association provides confidential support to employees during all stages of business creation, as well as afterwards, with a minimum follow-up period of three years. The approach has been fully integrated in the personal/professional development process for employees in France. It is presented during career outlook seminars and included through specific training.

SIE's dedicated team of seasoned managers is responsible for reviewing the financial, legal, technical and commercial aspects of business creation projects to ensure they are viable and sustainable. SIE is represented and active in local business networks.

Results

- More than 600 project sponsors (including 60 in 2007) have gone on to head their own businesses in a variety of professions (electrician, baker, consultant, graphic artist, asset manager, florist, etc.), daring to innovate even when the road was rough.
- After three years, SIE boasts a success rate of 80% for the projects it supports. This compares with a nationwide average of 50%.

• In all, 1,200 jobs have been created, as each new business has generated two jobs on average.

Youth opportunities

Schneider Electric has been involved in helping young people enter the workforce for many years. Team members' involvement in these programs has been a key success factor. In each host country, the Group looks for the most effective way to make a difference, from apprenticeships and partnerships with schools and associations to financial support for young students and participation in technical or general training courses. These programs dovetail with the partnerships forged through the Schneider Electric Foundation (see Community page 90).

Examples in 2007

In France, the annual "100 opportunities – 100 jobs" campaign targets, by employment basin, 100 low-skilled residents of depressed neighborhoods, aged 18 to 30, who are motivated to take part in a job opportunity program.

The objective is to open the door to long-term employment within a period of 36 months by offering personalized skills-qualification paths with the help of 30 companies brought together and led by Schneider Electric. A positive outcome target of 60% has been set, meaning that participants obtain a fixed-term contract of more than six months, an open-ended contract or a skills-qualification training contract.

The French government launched the first "100 opportunities – 100 jobs" campaign in January 2005 in Chalon sur Saône, in partnership with Schneider Electric subsidiary SFG (2005-2007).

Results:

• Chalon sur Saône (after three years)

Of the 121 participants, 62 (or 51%) obtained an open-ended contract, 14 (or 12%) received support in their job searches and 44 (37%) left the program before it ended.

• Grenoble (after two years)

Of the 79 participants, 34 (or 43%) obtained an open-ended contract, 25 (or 32%) received support in their job searches and 20 (25%) left the program before it ended.

In addition, 256 young people attended an encounter organized in a Grenoble neighborhood that led to 494 job interviews with 21 companies and 28 three-month contracts.

The "100 opportunities – 100 jobs" campaign was deployed in Normandy in 2007.

Innovation

To prepare the solutions of the future, Schneider Electric devotes more than 4% of its revenue to R&D. In 2005, the Group set up a scientific council to provide guidance on the ongoing evolution of science, technology and innovation. In particular, the council is responsible for understanding the Group's approaches and making recommendations in the following areas:

• Scientific and technical policy governing products, product development, manufacturing, services, etc., notably as concerns emerging technologies and/or technologies from other industries that could have an impact on Schneider Electric's businesses.

• Research and innovation program management (innovation practices, scientific and technical cooperation, patent strategy, international deployment, customer involvement, suppliers, etc.).

• The Group's global competencies strategy.

Schneider Electric focuses a large part of its research on energy efficiency. In medium voltage, it is doing work on new sensors and software to give devices advanced diagnostic functions. Group teams are also designing new electrical distribution products to feed energy from solar power, micro-turbines, wind farms or fuel cells into the power grid.

Environmental performance

Schneider Electric fully assumes its environmental responsibility in its businesses by participating in the definition of new regulations and applying them early, by making sites more energy efficient, by promoting eco-design, and by raising employees' and partners' environmental awareness.

Framework

Schneider Electric neither generates nor distributes electricity. Its business primarily relies on assembly and monitoring techniques and includes very few processes with a more significant environmental impact, such as metal processing and treatment.

The Group has 211 manufacturing facilities.

It is committed to including all units in the scope of reporting. In 2005, environmental reporting was expanded from manufacturing sites to logistics facilities. The number of units covered grew to 201 in 2007 from 184 in 2006 and 172 in 2005, despite site closures and consolidation during the year.

The Group's environmental reporting principles were officially audited in early 2006, early 2007 and at the end of 2007.

Improvement plans - Planet & Society Barometer

Sites

• Ensure that all manufacturing and logistics sites are certified ISO 14001.

	2005	2006	2007
Rating	5/10	6.86/10	5.03/10

Customers

• Provide an environmental profile for 120 products representing more than 50% of total product revenue.

	2005	2006	2007
Rating	2.3/10	5.4/10	8.1/10

Energy efficiency

• Reduce energy consumption per production site employee by 10%.

	2005	2006	2007
Rating	6.7/10	7.5/10	10/10

ISO 14001 certification (number of industrial and logistics sites)

	Total
Dec. 31, 2006	192*
Target for end-2007	62
New certifications at end-2007	25
Dec. 31, 2007	211** ▲

**Including 5 site closures or consolidations in 2006.*
***Including 6 site closures or consolidations in 2007.*

4

Indicators

	Reported scope				Like-for-like 2007 / 2006		
	2005	2006	2007		2006	2007	
Number of responding sites	172	184	**201**	▲	168	**168**	▲
Number of employees at manufacturing and logistics sites	50,644	60,462	**65,931**	▲	55,784	**58,812**	▲
Amount of waste produced (in metric tons)	100,547	105,502	**119,239**	▲	103,557	**110,236**	▲
Waste produced per employee (in metric tons)	1.99	1.74	**1.81**	▲	1.86	**1.87**	▲
Recovered waste (in metric tons)	76,286	84,836	**95,663**	▲	84,136	**89,696**	▲
Percentage of waste recovered	75.9 %	80.4 %	**80.2 %**	▲	81.2 %	**81.4 %**	▲
Energy consumption (MWh equivalent)	793,898	918,024	**968,491**	▲	886 617	**885,864**	▲
Energy consumption per employee (in MWh)	15.7	15.2	**14.7**	▲	15.9	**15.1**	▲
Water consumption (in cubic meters)	1,874,329	2,122,381	**2,461,815**	▲	1,950,628	**2,001,026**	▲
Water consumption per employee (in cubic meters)	37.0	35.1	**37.3**	▲	35	**34**	▲
Estimates							
• 2006 CO_2 emissions (in metric tons)		285,655	**321,823**	▲	278,880	**283,402**	▲
• CO_2 emissions per employee (in metric tons)		4.7	**4.9**	▲	5	**4.8**	▲
• 2006 VOC emissions (in kg)		337,548	**413,731**	▲	351,460	**371,728**	▲
• VOC emissions per employee (in kg)		5.6	**6.3**	▲	6.3	**6.3**	▲

The 2007 figures include data from 201 sites compared with 184 in 2006.

Energy consumption data improved on a reported basis in 2007 while waste indicators held steady or declined slightly.

Although data for waste production deteriorated during the year like-for-like, there was a noticeable improvement for energy consumption, CO_2 emissions and water consumption (which includes water used solely for cooling). These positive trends reflect a systemic effort to improve energy efficiency and adopt best available techniques to reduce processes that emit VOCs or consume large amounts of water.

Carbon audit

A forward-looking approach

Schneider Electric and its units worldwide are not required to hold CO_2 emission permits.

Nevertheless, a world leader like Schneider Electric who has taken determined steps to optimize energy efficiency and understand the planet's great new societal and environmental challenges felt compelled to be fully transparent about its own carbon emissions.

Even though its industrial processes do not consume huge amounts of energy, the Group wanted carry out a carbon audit covering its own emissions, as well as those of suppliers, supply chain and other partners so that it could base its strategic decisions on both business and environmental indicators.

To be sure, a forward-looking approach is all the more necessary in today's environment of sharply fluctuating energy costs, as experts are now confirming the direct relationship between carbon emissions and the amount and type of energy consumed.

What's more, by putting itself through the audit process, Schneider Electric can also gain a better understanding of the issues and factory floor reality encountered by its large energy-consuming customers.

Method

Schneider Electric's carbon audit covers:

- All of its suppliers.
- The internal supply chain.
- The upstream and downstream supply chains.
- Management of all buildings.
- All business trips.
- The Group's general operations.

The method used corresponds to version 4 of the French Agency for Environment and Energy Management's carbon audit.

A vast, more than 8-month formalization program involving purchasing, supply chain, accounting, manufacturing and the Group's environmental managers was required to obtain the final results.

Performance

All of the items covered can represent around two million metric tons of carbon. Half of these emissions are related to materials and components, a third to supply chain activities and the rest to energy used by business trips, manufacturing procedures and buildings.

2008 action plans

- An additional study of carbon emissions from recycling of Schneider Electric products.
- A business and environmental improvement plan for all of Schneider Electric's supply chain activities.
- Directives on business trips and alternative ways of meeting using communication technologies such as video or telephone conferences.

Water and energy consumption

Since 2006, the Group has provided a more detailed breakdown of water consumption that takes into account groundwater and water from the public network. Water used solely for cooling and then immediately released without any change is voluntarily included in the statistics.

Water and energy consumption data are consolidated in the facing table.

Raw materials consumption

In its ongoing drive to protect the environment, Schneider Electric is making its products more compact to conserve natural resources and constantly improving its lineup to make electrical installations more energy efficient.

To facilitate end-of-life processing, it chooses materials that are easy to recycle and clip-together systems that are easy to disassemble. Life cycle analyses and recyclability assessments help the Group identify areas for improvement.

Example in 2007

New Modicon M340 automation platform for the industry market

Improvements over the previous range, designed in 1996:

- 25% decrease in energy consumption.
- 80% recyclable (versus 60% previously).
- 70% lighter (product + packaging).
- RoHS compliant.
- "Green Product" label for the Chinese market.

An Environmental Profile (PEP) has been published for this product.

Supply chain

In 2007, Schneider Electric's units focused on streamlining the supply chain, a clear source of carbon emissions.

To address this issue:

- A dedicated global corporate team was set up to get an overall view of international air and sea shipments, optimize purchasing and shift air freight towards sea shipments.
- A plan to optimize pan-European flows was to devised to make road haulage more effective, notably by improving the truck fill rate.
- An outside contractor monitored invoices to map out all shipments from start to finish (origin, destination, shipping method). A pilot program is under way in France and Spain, with the goal of deploying across Europe in 2008.

In 2008, a team member will in charge of implementing pilot projects to test alternative shipping system (rail, barge, short sea, etc.).

Examples in 2007

Japan: Schneider Electric Japan reduced its consumption of cardboard boxes and packing materials by a factor of eight on a same-sales basis between 2004 and 2007 by using plastic tubs for regular flows, re-using most boxes and packing materials from customer shipping with no change in the quality of customer service.

Spain: Ensys Himel, a member of Schneider Electric, has rationalized its shipping. Products are now put together in a new assembly and localization center to reduce shipping volumes. Because the company wants to avoid sending out empty enclosures, it installs components before shipping.

Measures to reduce energy consumption

Energy consumption at production sites

As the marketplace's energy efficiency partner, Schneider Electric applies its solutions in its own operations through the "Energy Action" program to reduce consumption.

The objective is to reduce energy consumption per production site employee by 10% between 2005 and 2008. The program focuses on five key areas: heating, air conditioning, equipment (notably for data processing), lighting and specific manufacturing processes.

2007 results

As of December 2007, more than 71 sites had initiated action plans (26 in the United States, 4 in Mexico, 5 in the United Kingdom, 10 in France, 11 in China, 6 in Australia and 1 each in Saudi Arabia, Argentina, Greece, Sweden, Italy, Denmark, India and Thailand).

Examples in 2007

United States: The Group's Smyrna, Tennessee plant, built in 1980, makes medium voltage products. It introduced initial measures to optimize performance and reduce energy costs more than 10 years ago. An energy action plan was drawn up in 2002 and site maintenance was centralized in 2005. Specific products and components were installed in office and industrial systems to enhance:

- The energy performance of lighting and monitoring equipment.
- Energy management and control.
- Temperature control (standard in summer and winter, adjusted when staff is not present).
- Motion detectors in offices.
- Compressed air systems, to match production to needs.
- Use of key equipment, such as air compressors, which are shut down when the plant is not in operation.

Thanks to these measures, the site has reduced its electricity consumption by 27%, water use by 9% and total infrastructure costs by 16%.

India: The Hyderabad plant inaugurated on October 3, 2007 manufactures circuit breakers, contactors, pushbuttons and indicator lights. A number of simple energy saving principles were applied when the global plant was built concerning the choice of materials and techniques, as well as the utilities installed to optimize energy efficiency. The site is certified ISO 14001.

To make the plant more energy efficient:

- The roof and walls were covered with a 75-mm layer of insulation to reduce the amount of energy used by the cooling system.
- An air-cooling system was used instead of air conditioning in a large part of the building, resulting in energy savings of 60% compared to similar-size buildings cooled solely with air conditioning.
- The building was designed to make the most of natural daylight so as to reduce the use of electric lighting.
- Special air compressors were installed that shut off automatically when not in use.

Promoting energy efficiency

The Group has launched numerous initiatives to explain the short and long-term benefits of energy efficiency. These include awareness campaigns, the election of "energy champions" in each country, the formation of local working groups to deploy *Energy Action* measures at their sites, and recognition for the most energy efficient employee and site. These measures will continue in 2008. In addition, a dedicated intranet site will keep the corporate community informed of *Energy Action's* progress and results.

Promoting renewable energy sources

In 2007, Schneider Electric significantly stepped-up its commitment to renewable energies, notably with its range of photovoltaic UPS systems and investment in Solaire Direct, a company involved in solar power generation and the installation of PV infrastructure of all sizes.

The Group also created the Renewable Energies Business Unit in 2007, which focuses in particular on solar energy. The BU responds to customers who want to combine energy efficiency and renewable energies. Its goal is to devise solutions and services that meet the special needs of the commercial/services and residential markets, as well as for solar power farms.

Examples

France and Spain: The Group is also developing the use of renewable energies in its own infrastructure. For example, the corporate restaurant at the Electropole R&D Center in Eybens, France is powered by solar energy. The European Operating Division's headquarters in Barcelona, Spain is equipped with a photovoltaic system and a centralized HVAC solution that reduces energy costs by 15%. And the Group's future headquarters under construction in Rueil-Malmaison will comply with France's HQE green building standards, notably as concerns energy consumption (target: less than 50 kWh per square meter per year).

Respecting ecosystems

As part of an innovative initiative, Schneider Electric launched a reforestation program at its Tlaxcala, Mexico production site in July 2007.

Releases, nuisance and waste

Land use

Virtually all Schneider Electric sites are located in urban or industrial areas and do not affect any notable biotopes. None of the Group's businesses involve extraction or landfarming.

Releases into the water and air

Because Schneider Electric is mainly an assembler, its releases into the air and water are very limited. Mechanical component production workshops are carefully monitored, in keeping with their ISO 14001 certification. Their releases are tracked locally as required by current legislation. No major spills or releases were reported in 2007.

The Group's actions are guided by the principle of continuous improvement. In 2005, for example, the Beaumont-le-Roger plant stopped using trichloroethylene as a cleaning solvent, while in 2006, Rectiphase in France phased out zinc metal spraying for its capacitors.

Special attention is being paid to volatile organic compound (VOC) emissions in accordance with the so-called best available technology (BAT) directive (96/61). These emissions are covered by a comprehensive reporting system deployed in 2005.

For medium voltage products and equipment, the Group has signed a voluntary agreement to eliminate SF6 emissions throughout the devices' life cycle. This entails producing and operating in leak-proof conditions and offering an end-of-life recycling service.

Releases into the soil

No substances are purposely released into the soil in the course of site operation. Workshop flooring is specially treated to prevent any leakage. Hazardous substances are systematically stored and handled in areas equipped with retention tanks. Retention systems are designed to compensate in the event of malfunctions or emergencies, such as fires..

During the year, Schneider Electric conducted its annual review of pollution risks at all manufacturing sites as part of ISO 14001 tracking. None of the sites are classified Seveso. However, the Group continuously monitors 13 facilities, of which 7 in France, often because of their past manufacturing history. Monitoring is conducted in liaison with local authorities and preventive measures are carried out when necessary. Such measures were taken at the Yates site in the United States and at Maizières-les-Metz in France, where soil contaminated by transformer oil has been excavated.

No major incidents were reported in 2007.

Noise and odors

All Schneider Electric sites comply with noise limits.

Waste

Because waste is a major source of pollution but also a potential source of raw materials, waste management is a priority in environmental protection.

This priority is reflected in political commitments or regulations concerning waste from electrical products. One example is the European Waste Electrical and Electronic Equipment Directive (WEEE), which has been transposed in each Member State. Equivalent regulations are on the books or under development in Japan, China, India and the United States.

The Directive's main objective is to increase the recovery rate of the largest types of electrical waste, such as televisions, refrigerators and lighting systems, as well as short-lived IT and telecommunication equipment. Industrial electrical and electronic devices and electrical distribution equipment is only very marginally concerned. Under the Directive, the equipment manufacturer is responsible for setting up and financing dedicated solutions to collect and process discarded equipment. It sets minimum rates for recovery and recycling.

Most of the Group's production waste is solid waste that is covered by continuous improvement plans for waste management. This fits in fully with the ISO 14001 approach that all Group production sites are required to follow.

Because classification systems vary widely from country to country, the Group does not consolidate global data by category (hazardous and non-hazardous). Waste is processed to ensure local traceability. In France, for example, hazardous industrial waste accounts for around 14% of total waste. All waste is channeled to the appropriate treatment facility.

End-of-life management

The Group is actively involved in a responsible approach to managing the waste generated by its lineup even though the Directive covers virtually none of its products.

As a responsible company, Schneider Electric must be able to demonstrate that it has organized end-of-life management. The solutions need to be financed and certified for collecting, processing and recycling end-of-life products in a way that respects both human health and the environment.

Carried out in close cooperation with all Group partners, this approach must be deployed at the national level in each host country. It involves identifying, certifying and in some cases organizing solutions for processing waste from electrical equipment, with the application of appropriate indicators.

Defining responsibilities

Manufacturers of batteries and other consumables are responsible for managing the related waste. Schneider Electric agrees with sharing responsibility in this way, and understands that it needs to provide information for waste management to be effective. That's why the Group informs customers about its products' environmental impact and content and provides Product Environmental Profiles (PEPs) to assist them with disassembly.

In Europe, Schneider Electric offers a service to take back end-of-life products. Subsidiary MGE UPS Systems, for example, launched the "Swap pac" program in 2006 so that customers would not have to manage electrical and electronic waste from outdated uninterruptible power supplies. The program comprises an environmental review of the installation's electricity consumption and quality; removal and certified destruction of the end-of-life equipment; and delivery of new equipment.

Designing for recylability

Lastly, Schneider Electric takes end-of-life environmental impact into account when designing products, going beyond the simple calculation of potential recovery rates provided by Environmental Impact and Management Explorer (EIME) software. The Group has developed a guide of good design practices to optimize end-of-life costs and the potential recyclability rate.

In addition, it has decided to include recommendations and good practices for environmentally friendly end-of-life processing in its product instruction manuals.

Evaluation and compliance approaches

Environmental evaluation and certification

When the ISO 14001 environmental management standard was published in 1996, Schneider Electric immediately initiated a process to certify its sites. The Group's goal is to obtain certification for all manufacturing and logistics sites within two years after their acquisition or construction.

As of December 31, 2007, 85% of the manufacturing and logistics sites were certified ISO 14001, for a total of 211 facilities. The rate in France, China and India was 100%.

One of the ten objectives in the Planet & Society Barometer's improvement plans is to ensure that all manufacturing and logistics sites are certified ISO 14001 by end-2008.

Twenty-five sites were certified in 2007, including facilities in India, the United States, Mexico, Turkey and China.

Experiments in voluntary deployment of an environmental management system at non-production sites continued in 2007. All the sales agencies in Germany have been certified. Schneider Electric in France has also committed to obtaining certification for all its sales sites. Two pilot units were certified in 2006 and the eleven largest sites received AFAQ accreditation in 2007. The approach has also been initiated at the R&D centers in Grenoble, France.

Measures to ensure compliance with applicable legislation and regulations

European RoHS and REACH Directives

Monitoring and managing hazardous substances is a priority worldwide, and especially in the European Union. These substances can be a potential health risk or source of pollution both when products are made, used and retired. An increasingly large body of legislation has been passed to address these issues.

Schneider Electric has integrated this legislation in its environmental strategy for many years now, with the goal of reducing its products' impact on human health and the environment.

This strategy is designed to meet four core objectives:

- Comply with current legislation.
- Anticipate future regulations or restrictions.
- Help customers comply with current or future legislation.
- Promote this approach throughout the electrical industry with customers and stakeholders.

In its internal action programs, Schneider Electric takes into account the European Restriction of Hazardous Substances (RoHS) Directive both in Europe and in countries that have transposed the Directive, and the European Registration, Evaluation, Authorization and Restriction of Chemical Substances (REACH) Directive.

Two dedicated programs have been set up to ensure compliance and meet customer needs.

RoHS program

The directive affects only a very small portion of Schneider Electric's lineup directly, but it impacts a larger share indirectly. This is the case for equipment integrated in finished products covered by RoHS. The Group has gone far beyond the directive's requirements and decided to stop using these substances all together.

In line with its commitment, the Group brought all directly concerned and frequently integrated products into compliance with the directive as of July 1, 2006.

In 2007, the vast majority of product families made in Europe complied with the directive. Only small series or products that will soon come off the market do not comply.

Although the RoHS Europe Directive only applies to products sold in Europe, Schneider Electric has decided to bring its entire lineup into compliance worldwide before the end of 2008. In this way, it will be prepared for regulatory changes in other countries, such as China, where equivalent legislation took effect on March 1, 2007. After South Korea, which implemented its own RoHS Directive on January 1, 2008, new regulations are expected in the months ahead in India, the United States, Australia and other countries.

REACH program

The Group is considering a REACH action program to ensure the traceability of the substances in its products and processes. The goals here are to:

- Ensure that substances used by Schneider Electric are registered and authorized for our applications, in accordance with REACH requirements.
- Ensure that products do not include substances that are prohibited above an authorized threshold.
- Formalize information to be provided to downstream users.

Environmental management organization and training

Organization

The organization comprises:

- A corporate Environmental Affairs department.
- A skills network.

- Sites: environmental managers in all countries and operating divisions with significant operations and at all manufacturing and logistics units.

- Products: an environmental relay in each business unit who is responsible for integrating environmental concerns in lineup management and environmental representatives in each department.

This network has access to a wide range of management and experience sharing resources including directives, application guides, an intranet site and databases.

Employee training and information

Training and informing employees is a key mission for country and unit environmental managers. Particularly emphasized during site certification, training is facilitated by a 28-module e-learning package that takes about 15 hours to complete.

Environmental risk management and prevention

The ISO 14001 environmental management system covers management of environmental risks. No Schneider Electric sites are classified Seveso.

Aside from the voluntary prevention measures discussed above for sites with a soil contamination history, no amounts have been paid out in connection with a legal ruling.

Measures for addressing accidental pollution with consequences outside the perimeter of Group establishments

All of the Group's industrial sites, which are certified ISO 14001, have organizations in place to prevent emergencies and respond effectively if necessary. Preventive and corrective action plans are based on an analysis of non-standard situations and their potential impact. This analysis draws in part on hazard reviews for classified installations.

In France, for example, certain sites that handle large amounts of chemical compounds, such as Le Vaudreuil, MGA and 38Tex, are equipped with balloon-type containment systems to avoid any pollution through the water network. Others, like SDE, which is located next to a river, have floating beams.

Drills are held regularly throughout the year to ensure that supporting procedures are ready and effective.

A national organization has been set up to track sensitive sites, whose managers systematically receive training in environmental crisis management. Directives, procedures and national guidelines concerning environmental crisis management, historical and current operations management, pollution risk prevention and other topics are available on the intranet. Internal audits verify that these procedures are applied correctly.

In France, a soil environment committee meets quarterly to validate action plans designed to reduce potential pollution risks and eliminate any environmental consequences of past activities at sites under surveillance.

Ratings

This section presents the findings of the leading sustainable development ratings agencies and a number of ethical investment funds. The results allow for comparison with an industry benchmark.

Improvement plans - Planet & Society Barometer

- Ensure that Schneider Electric is included in the four major socially responsible investment index families

	2005	2006	2007
Rating	7.5/10	7.5/10	7.5/10

ASPI Eurozone® Index

The Advance Sustainable Performance Indices' Eurozone listing tracks the financial performance of 120 leading euroland sustainability performers from the DJ Euro Stoxx benchmark financial universe. Schneider Electric has been included since 2001. Vigeo ratings are used to select the listed stocks, in keeping with ASPI Eurozone® guidelines.

www.vigeo.com

Dow Jones Indices

After being selected for the first time in 2002, Schneider Electric was included in 2008 in the Dow Jones Sustainability Index World and the DJSI Euro Stoxx. This family of indices bases its decisions on research provided by Sustainable Asset Management (SAM), an independent asset manager headquartered in Switzerland.

www.sustainability-index.com

Bank Sarasin

Schneider Electric is included in a number of Bank Sarasin's ethical investment funds. The Switzerland-based bank rates companies both for its own purposes and for its customers, mainly pension funds.

www.sarasin.com

> To find out more:

www.schneider-electric.com
(> group > sustainable development)

www.barometer.schneider-electric.com

www.rohs.schneider-electric.com

www.foundation.schneider-electric.com

> To contact us:

E-mail:
fr-developpement-durable@schneider-electric.com

Postal address:
Schneider Electric Industries SAS
Sustainable Development Department
89, boulevard Franklin-Roosevelt
92500 Rueil-Malmaison, France

Methodology underlying human resources, safety and environmental indicators

Frame of reference and definitions

In the absence of any recognized and meaningful benchmark for companies involved in manufacturing and assembling electronic components, Schneider Electric has drawn up a frame of reference with reporting methods for human resources, safety and environment indicators. The frame of reference includes all relevant definitions, measurement procedures and methods for collecting information. As part of its continuous improvement process, Schneider Electric is gradually adapting the sustainable development indicators as the Group evolves. The frame of reference is regularly updated.

Consolidation scope and methods

Human resources and safety indicators are consolidated at the worldwide level for all companies that are fully consolidated in the Group's financial statements.

As concerns environmental data, all units certified to ISO 14001 must report. Production and logistics sites with 20 or more employees are also included in the scope of consolidation after two full calendar years of operation. Administrative, R&D and sales sites may report on a voluntary basis. In 2007, the scope of environmental reporting expanded from 184 to 201 manufacturing and logistics sites, in keeping with the policy of covering the broadest possible base. Units belonging to fully consolidated companies are included on a 100% basis, as are units belonging to proportionally consolidated companies. Companies accounted for by the equity method are not included in the reporting.

Data collection and monitoring

Human resources, safety and environment indicators are drawn from several dedicated reporting sources available on the Group's intranet. Depending on their nature, the data are consolidated by the Human Resources or the Environmental Affairs departments. Data is checked during consolidation, with a review of changes from the previous year and inter-site comparisons. No estimates are used to replace inconsistent or missing data. In keeping with its commitment to continuous improvement, Schneider Electric asked Ernst & Young to conduct a review in order to obtain a moderate level of assurance for certain human resources, safety and environment indicators.

Calculation methods

Environmental data

CO_2: The Group uses the method endorsed by the International Energy Agency in 2006 to convert energy consumption into CO_2 equivalent. The conversion factors may be global (natural gas, fuel oil, diesel) or national (electricity, urban heating, etc.).

Waste: the figures do not include exceptional waste, such as that from building demolition.

ISO 14001 certification: the ISO 14001 indicator covers 211 manufacturing and logistics sites (including six site closures or consolidations during the year) compared with 201 for the other environmental indicators. ISO 14001 certification is one of the Planet & Society barometer's performance indicators.

Volatile Organic Compounds (VOCs): given the nature of the Group's business, an estimate was made of VOC emissions in 2006 and 2007 to provide a rough approximation.

Product Environmental Profiles (PEPs): This indicator corresponds to the number of PEPs compiled by Schneider Electric. It is one of the Planet & Society barometer's performance indicators.

Social data

Lost time injury rate per employee: this indicator is calculated monthly on the basis of working days and average workforce. It includes all injury-related time off exceeding one day during the past 12 months. The annual total corresponds to the sum of the monthly totals. Employees of units that do not report a lost time injury figure are not included in the denominator. This includes recent acquisitions such as APC, MGE and Pelco. The lost time injury rate is one of the Planet & Society barometer's performance indicators.

Health and retirement coverage: all units that provide benefits for the three following areas are considered to offer basic coverage: illness (benefits in cash or in kind), work accidents (benefits in cash or in kind) and disability. The indicator, which includes units acquired no less than two months previously, is one of the Planet & Society barometer's performance indicators.

Number of hours of training: this indicator does not include awareness-raising campaigns, which are not considered to be part of training. The data is accounted for in hours as of 2007.

Diversity: this indicator tracks the percentage of women participating in international mobility programs, which serve to identify high-potential talent within Schneider Electric. Diversity is one of the Planet & Society barometer's performance indicators.

Global Compact: this indicator, which tracks the percentage of unit purchases made from Global Compact signatories, covers the 2,000 largest referenced suppliers in the Group's supplier base. This tends to reduce the final amount, given that suppliers who comply with the Electronic Industry Code of Conduct (EICC) also meet the Global Compact's requirements. The volume of purchases from Global Compact signatories is one of the Planet & Society barometer's performance indicators.

Methodological limits

Methodologies used to establish environmental indicators may provide incomplete data due to current-month estimates made during reporting. These estimates, which represent a sixth of the period, are not adjusted afterwards.

Statutory auditor's report on certain environmental, safety and human resources indicators

This is a free translation into English of the original report issued in French language and is provided solely for the convenience of English speaking readers

Ladies and Gentlemen,

Further to your request and in our capacity as statutory auditor of Schneider Electric, we have performed a limited review on the 17 environmental, safety and human resources indicators for the financial year 2007 identified by the ▲ symbol in the annual report (the "Indicators").

These Indicators were prepared under the responsibility of the Sustainable Development Department of Schneider Electric, in accordance with the reporting protocol applicable in 2007 (the Protocol), which can be consulted at the Group's registered office, and a summary of which is provided on page 99 of this report.

It is our responsibility to express a conclusion on these Indicators, on the basis of our review

Nature and scope of our review

We performed the following review to obtain limited assurance that the Indicators are free of material misstatements. A higher level of assurance would have required more extensive work.

- We have assessed the Protocol with respect to its relevance, completeness, neutrality and understandability;
- At Group and selected operational units levels, we have conducted 18 interviews with the persons responsible for environmental, safety and human resources reporting in order to assess the application of the Protocol. At these levels, we have assessed internal controls made on data aggregation, analyzed the significant variances and verified, on a test basis, the calculations and the consolidation of the data;
- We have selected a sample of three operational units [1] or equivalent in three countries: France, United States and China, on the basis of their contribution to the Group's consolidated data and the results of the review performed during prior financial years. On average, the selected units account for 24 % [2] of the total value of the Indicators. At this level, we have verified the understanding and application of the Protocol and tested the data by means of random checks which consisted in verifying calculations and comparing the source data with supporting documents.

In performing our review, we were assisted by our specialized sustainable development teams, which are placed under the responsibility of Mr. Eric Duvaud.

Information and comments

As regards the reporting Protocol defined by Schneider Electric for the selected data, we wish to make the following comments:

- Improvements have been made regarding reporting procedures formalization and internal controls implemented at Group level;
- Efforts made in the operational units and sites to raise the awareness of the persons responsible for environmental, safety and human resources reporting about reporting stakes should be pursued; specific attention should be paid to the compliance with the Protocol regarding the distinction between "DVC and Non DVC Staff" and the calculation methodologies for indicators "Estimate of VOC emissions" and "Average industrial and logistics headcount";
- The kind of controls to be performed on all environmental and social data as well as the persons in charge of those at site and operational units levels should be detailed, and their effectiveness reinforced in order to perpetuate reporting reliability.

The Group provides detailed information about the methods used to prepare data in the methodological memorandum on page 99 and in the comments to the data published. With respect to this information, we wish to underline that environmental data is gathered in June and December based on estimates for at least the last month of each semester and is not readjusted at year end.

Conclusion

During our review, we detected the following anomalies, which have been corrected: "Lost-Time Injury Frequency Rate (LTIFR)", "Lost-Time Injury Severity Rate (LTISR)" and "Number of Days Lost Ratio (NDL-R)" presented errors in the application of the Protocol.

Based on our review, and except for these above qualification, nothing has come to our attention that causes us to believe that the Indicators were not established, in all material respects, in accordance with the Protocol.

Neuilly-sur-Seine, February 28th, 2008.

Ernst & Young et Autres	Ernst & Young
Ernst & Young	Environnement et Développement Durable
Pierre Jouanne	Eric Duvaud

ERNST & YOUNG

(1) France - IOE (sites: Sarel Sarre-Union, Dijon Epirey and Dijon Longvic Canalis); United States – NAOD (sites: Lincoln and Cedar Rapids) and China – APOD (sites: Shanghai SSIC and SSPA).

(2) 36 % of energy consumption; 36 % of waste production and recovery; 28 % of water consumption; 18 % of CO_2 emissions; 23 % of VOC emissions; 19 % of industrial and logistics headcount; 17 % of total headcount; 13 % of training hours and 11 % of number of days lost (NDL).

5 Consolidated financial statements at Dec. 31, 2007

1. Consolidated statement of income

(in millions of euros except for earnings per share)		2007	2006
Revenue	*(note 22)*	**17,308.6**	**13,729.7**
Cost of sales		**(10,210.0)**	(8,050.6)
Gross profit		**7,098.6**	**5,679.1**
Research and development expenses	*(note 23)*	**(417.1)**	(324.4)
Selling, general and administrative expenses		**(3,978.1)**	(3,220.0)
Other operating income and expenses	*(note 25)*	**(141.7)**	(116.0)
EBITA (*)		**2,561.7**	**2,018.7**
Amortization and impairment of purchase accounting intangibles		**(78.6)**	(18.0)
Operating profit		**2,483.1**	**2,000.7**
Finance costs, net		**(246.8)**	(104.0)
Other financial income and expenses		**(19.1)**	(16.9)
Finance costs and other financial income and expense, net	*(note 26)*	**(265.9)**	**(120.9)**
Share of profit/(losses) of associates	*(note 7)*	**4.3**	1.9
Profit before tax		**2,221.5**	**1,881.7**
Income tax expense	*(note 12)*	**(600.0)**	(535.1)
Profit for the period		**1,621.5**	**1,346.6**
– Attributable to equity holders of the parent		**1,583.1**	1,309.4
– Attributable to minority interests		**38.4**	37.2
Basic earnings per share (in euros)	*(note 14.3)*	**6.78**	5.95
Diluted earnings per share (in euros)	*(note 14.3)*	**6.70**	5.90

** EBITA (Earnings Before Interest Taxes and Amortization of purchase accounting intangibles).*
Effective January 1, 2007, the Group adopted a new presentation for operating performance that separates out amortization and impairment of intangible assets recognized in business combinations. The 2006 data has been adjusted to allow meaningful comparison (note 2).

The accompanying notes are an integral part of the consolidated financial statements.

2. Consolidated statement of cash flows

(in millions of euros)		2007	2006
I - Cash flows from operating activities:			
Profit attributable to equity holders of the parent		1,583.1	1,309.4
Minority interests		38.4	37.2
Share of (profit)/ losses of associates, net of dividends received		(4.3)	(1.9)
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation of property, plant and equipment		309.4	282.1
Amortization of intangible assets other than goodwill		184.9	110.4
Losses on non current assets		41.2	32.2
Increase/(decrease) in provisions		100.8	80.7
Change in deferred taxes		11.3	99.0
Losses/(gains) on disposals of assets		(80.7)	(38.0)
Other		26.6	10.2
Net cash provided by operating activities before changes in operating assets and liabilities		**2,210.7**	**1,921.3**
(Increase)/decrease in accounts receivable		(367.1)	(255.8)
(Increase)/decrease in inventories and work in process		(44.0)	(382.5)
Increase/(decrease) in accounts payable		150.6	225.0
Change in other current assets and liabilities		139.9	79.9
Change in working capital requirement		**(120.6)**	**(333.4)**
	Total I	**2,090.1**	**1,587.9**
II - Cash flows from investing activities:			
Purchases of property, plant and equipment		(403.0)	(330.1)
Proceeds from disposals of property, plant and equipment		78.7	76.6
Purchases of intangible assets		(232.7)	(225.4)
Proceeds from disposals of intangible assets		(3.1)	(2.0)
Net cash used by investment in operating assets		**(560.0)**	**(480.9)**
Purchases of financial investments - net	*(note 3)*	(5,291.1)	(897.8)
Purchases of other long-term investments		(0.3)	163.1
Increase in long-term pension assets		(25.1)	(19.6)
Sub-total		**(5,316.5)**	**(754.3)**
	Total II	**(5,876.5)**	**(1,235.2)**
III - Cash flows from financing activities:			
Issuance of long-term debt	*(note 17)*	707.7	996.8
Repayment of long-term debt		(5,159.8)	(148.7)
Sale/(purchase) of treasury shares		14.7	52.9
Increase/(reduction) in other financial debt		6,386.0	298.5
Issuance of shares		1,270.8	76.5
Dividends paid: Schneider Electric SA (1)		(670.4)	(502.6)
Minority interests		(28.8)	(14.6)
	Total III	**2,520.1**	**758.8**
IV - Net effect of exchange rate:	**Total IV**	**(1.6)**	**11.5**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**(1,267.9)**	**1,123.0**
Cash and cash equivalents at beginning of period		2,426.2	1,303.3
Increase/(decrease) in cash and cash equivalents		(1,267.9)	1,123.0
Cash and cash equivalents at end of period	*(note 13)*	**1,158.3**	**2,426.2**

(1) Includes a précompte withholding tax back payment in 2006.
The accompanying notes are an integral part of the consolidated financial statements.

3. Consolidated balance sheet

Assets (in millions of euros)

		Dec. 31, 2007	Dec. 31, 2006
Non-current assets			
Goodwill, net	*(note 4)*	**8,141.2**	6,185.7
Intangible assets, net	*(note 5)*	**3,714.4**	1,493.1
Property, plant and equipment, net	*(note 6)*	**1,856.1**	1,615.1
Total tangible and intangible assets		**5,570.5**	3,108.2
Investments in associates	*(note 7)*	**171.9**	10.2
Available-for-sale financial assets	*(note 8)*	**322.5**	315.7
Other financial assets	*(note 8)*	**124.1**	114.2
Total non current financial assets		**446.6**	429.9
Deferred taxes	*(note 12)*	**687.7**	672.8
Total non-current assets		**15,018.0**	**10,406.9**
Current assets			
Inventories and work in process	*(note 9)*	**2,480.8**	2,055.9
Trade accounts receivable	*(note 10)*	**3,463.2**	2,882.8
Other receivables and prepaid expenses	*(note 11)*	**950.4**	994.8
Assets held for sale		**2.5**	6.4
Current financial assets	*(note 8)*	**83.9**	73.5
Cash and cash equivalents	*(note 13)*	**1,268.9**	2,544.1
Total current assets		**8,249.7**	**8,557.4**
Total assets		**23,267.7**	**18,964.3**

The accompanying notes are an integral part of the consolidated financial statements.

Liabilities (in millions of euros)

		Dec. 31, 2007	Dec. 31, 2006
Equity	*(note 14)*		
Share capital		**1,962.4**	1,821.6
Share premium account		**5,254.3**	4,121.0
Retained earnings		**3,930.7**	2,925.9
Translation reserve		**(962.9)**	(152.0)
Equity attributable to equity holders of the parent		**10,184.5**	**8,716.5**
Minority interests		**129.2**	121.6
Total equity		**10,313.7**	**8,838.1**
Long-term provisions			
Provisions for pensions and other post-employment benefits	*(note 15)*	**996.3**	1,159.0
Provisions for contingencies	*(note 16)*	**264.1**	283.1
Total long-term provisions		**1,260.4**	1,442.1
Non-current liabilities			
Ordinary and convertible bonds	*(note 17)*	**3,195.6**	3,237.9
Other long-term debt	*(note 17)*	**589.8**	219.2
Total non-current financial liabilities		**3,785.4**	3,457.1
Deferred tax liabilities	*(note 12)*	**909.7**	305.3
Other non-current liabilities	*(note 18)*	**76.7**	90.2
Total non-current liabilities		**6,032.2**	**5,294.6**
Current liabilities			
Trade accounts payable		**2,132.9**	1,948.5
Accrued taxes and payroll costs		**1,305.0**	1,206.5
Short-term provisions	*(note 16)*	**445.5**	286.7
Other current liabilities		**637.2**	505.3
Short-term debt	*(note 17)*	**2,401.3**	884.6
Total current liabilities		**6,921.8**	**4,831.6**
Total equity and liabilities		**23,267.7**	**18,964.3**

The accompanying notes are an integral part of the consolidated financial statements.

5

4. Consolidated statement of changes in equity and minority interests

(in millions of euros except for number of shares)	Number of shares (thousands)	Share capital	Share premium account	Retained earnings	Treasury stock	Other reserves	Translation reserve	Equity attributable to equity holders of the parent	Minority interests	Total
December 31, 2005	**226,619.2**	**1,813.0**	**4,069.0**	**2,399.6**	**(338.6)**	**99.8**	**200.8**	**8,243.6**	**93.9**	**8,337.5**
Profit for the year				1,309.4				1,309.4	37.2	1,346.6
Valuation gains/(losses) taken to equity *(note 14)*						(109.2)		(109.2)		(109.2)
Exchange differences on translating foreign operations							(352.8)	(352.8)	(10.1)	(362.9)
Total recognized income and expense for the period (comprehensive income)				**1,309.4**		**(109.2)**	**(352.8)**	**847.4**	**27.1**	**874.5**
Exercise of stock options *(note 14)*	1,079.1	8.6	52.0					60.6		60.6
Dividends *(note 14)*				(493.0)				(493.0)	(14.6)	(507.6)
Change in treasury stock *(note 14)*					52.9			52.9		52.9
Stock options *(note 14)*					20.8			20.8		20.8
Other (1)				(15.8)				(15.8)	15.2	(0.6)
December 31, 2006	**227,698.3**	**1,821.6**	**4,121.0**	**3,200.2**	**(264.9)**	**(9.4)**	**(152.0)**	**8,716.5**	**121.6**	**8,838.1**
Profit for the year				1,583.1				1,583.1	38.4	1,621.5
Valuation gains/(losses) taken to equity *(note 14)*						12.3		12.3		12.3
Exchange differences on translating foreign operations							(810.9)	(810.9)	(1.3)	(812.2)
Total recognized income and expense for the period (comprehensive income)				**1,583.1**		**12.3**	**(810.9)**	**784.5**	**37.1**	**821.6**
Issuance of shares	15,780.8	126.2	1,052.1					1,178.3		1,178.3
Exercise of stock options *(note 14)*	1,820.2	14.6	81.2					95.8		95.8
Dividends *(note 14)*				(670.4)				(670.4)	(28.8)	(699.2)
Change in treasury stock (note 14)					23.9			23.9		23.9
Stock options *(note 14)*					25.7			25.7		25.7
Other (2)				18.9	11.3			30.2	(0.7)	29.5
December 31, 2007	**245,299.3**	**1,962.4**	**5,254.3**	**4,131.8**	**(204.0)**	**2.9**	**(962.9)**	**10,184.5**	**129.2**	**10,313.7**

(1) Of which the effect of a €24million tax decrease for items initially recognized in equity and €7 million due to the effect of the capital gain on own shares.

(2) Of which €12 million in connection with the employee share purchase plan and €6.0 million from reclassification of capital gains on own shares.

The accompanying notes are an integral part of the consolidated financial statements.

5. Notes to the consolidated financial statements

All amounts in millions of euros unless otherwise indicated.

The accompanying notes are an integral part of the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2007 were approved by the Management Board of Schneider Electric on February 15, 2008 and reviewed by the Supervisory Board on February 19, 2008. They will be submitted to shareholders for approval at the Annual General Meeting of April 21, 2008.

The Group's main businesses are described in Chapter 1 of the Annual Report.

Note 1 - Summary of significant accounting policies

1.1 - Accounting standards

Schneider Electric's consolidated financial statements have been prepared in compliance with IASB standards applicable as of December 31, 2007 and the international accounting standards adopted by the European Union as of December 31, 2007. These include International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standards Interpretations Committee (SIC). The accounting policies and methods used are described below.

These methods are consistent with those used for the year ended December 31, 2006, with the following exceptions:

In 2007, the Group applied for the first time the amendment to IAS 1 – *Presentation of Financial Statements (revised)* – and IFRS 7 – *Financial Instruments: Disclosures.* It also applied for the first time in 2007 IFRIC 7 – *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies,* IFRIC 8 – *Scope of IFRS 2,* IFRIC 9 – *Reassessment of Embedded Derivatives,* and IFRIC 10 – *Interim Financial Reporting and Impairment.*

Adoption of these revised standards and interpretations did not have any impact on the Group's performance or financial position. Additional disclosures were required, however, in the notes to the financial statements. The main effects of these changes were as follows:

IFRS 7 – *Financial Instruments: Disclosures*

This standard requires to disclose information about the significance of financial instruments and information about the nature and extent of risks arising from financial instruments. This information is included in the financial statements, as well as in the chapter on Risk Factors in the Registration Document.

IAS 1 – *Presentation of Financial Statements*

The amendment requires to disclose new information on its objectives, policies and processes for managing capital. This information is provided in note 14.1.

First-time application of IFRIC 8, IFRIC 9 and IFRIC 10 in 2007 did not have any impact on the Group's financial statements.

The Group did not opt for early application of IFRS 8 – *Operating Segments,* as the standard was not adopted by the European Union until November 22, 2007. Application of this standard is expected to modify the presentation of Segment Information.

The financial statements provide data prepared in accordance with IFRS for the years ended December 31, 2007 and December 31, 2006. The financial statements for the year ended December 31, 2005, presented in the Registration Document registered with Autorité des Marchés Financiers (AMF) under number D.06-0158 on March 27, 2006, are incorporated by reference.

1.2 - Basis of presentation

The financial statements have been prepared on a historical cost basis, with the exception of derivatives and available-for-sale financial assets, which are measured at fair value. Financial liabilities are measured using the cost model. The carrying amount of hedged assets and liabilities and the related hedging instruments corresponds to their fair value.

1.3 - Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities at the date of the financial statements, revenues and expenses for the reporting period and related disclosures. Actual results could differ from those estimates.

These estimates mainly concern:

- The recoverable amount of goodwill, property, plant and equipment and intangible assets (described in note 1.10).
- The net realizable value of inventories and work in process (described in note 1.12).
- The recoverable amount of accounts receivable (described in note 1.13).
- The valuation of share-based payments (described in note 1.18).
- The calculation of provisions for contingencies, in particular for warranties (described in note 1.19).
- Pension and other post-employment benefit obligations *(described in note 15).*

1.4 - Consolidation principles

Companies over which the Group exercises exclusive control, either directly or indirectly, are fully consolidated. Exclusive control is control by all means, including ownership of a majority voting interest, significant minority ownership, and contracts or agreements with other shareholders.

Investments in operating entities controlled jointly with a limited number of partners, such as joint ventures and alliances, are accounted for by the equity method in accordance with the alternative treatment allowed under IAS 31 – *Interests in Joint Ventures.*

Companies over which the Group has significant influence ("associates") are accounted for by the equity method. Significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

5

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date when effective control is acquired or relinquished.

Intragroup balances and transactions are eliminated in consolidation.

The list of consolidated subsidiaries and associates is provided in note 29.

Group consolidation is based on closing figures as of December 31 of the period.

1.5 - Business combinations

Business combinations are accounted for using the purchase method, in accordance with IFRS 3 – *Business Combinations.* In accordance with the option provided by IFRS 1 – *First-Time Adoption of IFRS* – business combinations recorded before January 1, 2004 have not been restated.

All identified acquired assets, liabilities and contingent liabilities are recognized at their fair value as of the date of acquisition. Provisional fair values are adjusted within a maximum of twelve months following the date of acquisition.

If the cost of acquisition is higher than the fair value of assets acquired and liabilities assumed at the date of acquisition, the excess is recorded under goodwill. If the cost of acquisition is lower than the fair value of assets acquired and liabilities assumed at the date of acquisition, the negative goodwill is immediately recognized in the income statement.

Goodwill is not amortized, but tested for impairment at least annually and when there is an indication that it may be impaired (note 1.10). Any impairment losses are recognized under "Other operating income/(expense)".

1.6 - Translation of the financial statements of foreign subsidiaries

The consolidated financial statements are drawn up in euros.

The financial statements of subsidiaries that use another functional currency are translated into euros as follows:

- Assets and liabilities are translated at official year-end exchange rates.
- Income statement and cash flow items are translated at weighted-average annual exchange rates.

Differences arising on translation are recorded in equity under "Translation reserve". In accordance with IFRS 1 – *First Time Adoption of IFRS* – cumulative translation adjustments were reset to zero at January 1, 2004 by adjusting opening retained earnings, without any impact on total equity.

1.7 - Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates or the hedging rate. Gains or losses on foreign currency conversion are recorded in the income statement under "Other financial income and expense, net". Foreign currency hedging is described below, in note 1.22.

1.8 - Intangible assets

Intangible assets acquired separately or as part of a business combination

Intangible assets acquired separately are initially recognized in the balance sheet at historical cost. They are subsequently measured using the cost model, in accordance with IAS 38 – *Intangible Assets.*

Trademarks, customer lists and other identifiable assets of acquired companies are recognized in the balance sheet at fair value, determined by qualified experts for the most significant assets and internally for the rest. The valuations are performed using generally accepted methods, based on expected future cash flows. The assets are regularly tested for impairment.

Intangible assets other than trademarks are amortized on a straight-line basis over their useful life or the period of legal protection. Amortized intangible assets are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount.

Amortization and impairment losses on intangible assets recognized on business combinations are presented under "Amortization and impairment of purchase accounting intangibles" in the income statement.

Impairment losses on other intangible assets are recognized under "Other operating income/(expense)".

Trademarks

Trademarks acquired as part of a business combination are not amortized when they are considered to have an indefinite life.

This is determined on the basis of:

- Brand awareness.
- The Group's strategy for integrating the trademark into its existing portfolio.

Non-amortized trademarks are tested for impairment at least annually and when there is any indication that their recoverable amount may be less than their carrying amount. When necessary, an impairment loss is recorded.

Internally-generated intangible assets

Research and development costs

Research costs are recognized in the income statement when incurred.

Systems were set up to track and capitalize development costs in 2004. As a result, only development costs for new products launched since 2004 are capitalized in the IFRS accounts.

Development costs for new projects are capitalized if, and only if:

- The project is clearly identified and the related costs are separately identified and reliably tracked.
- The project's technical feasibility has been demonstrated and the Group has the intention and financial resources to complete the project and to use or sell the related products.
- It is probable that the future economic benefits attributable to the project will flow to the Group.

Development costs that do not meet these criteria are expensed in the year in which they are incurred.

Capitalized development costs are amortized over the estimated life of the underlying technology, which generally

ranges from 3 to 10 years. The amortization charge is included in the cost of the related products and classified into "Cost of sales" when the products are sold.

Software implementation

External and internal costs for the programming, coding and testing of Enterprise Resource Planning (ERP) applications are capitalized and amortized over the applications' useful lives.

1.9 - Property, plant and equipment

Land, buildings, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses, in accordance with the cost model provided for in IAS 16 – *Property, plant and equipment.*

Each part of an item of property, plant and equipment with a useful life that is different from that of the item as a whole is depreciated separately on a straight-line basis. The main useful lives are as follows:

Buildings :	20-40 years
Plant and equipment :	3-10 years
Other :	3-12 years

The useful life of operating assets, such as production lines, reflects the related products' estimated life cycles.

Useful lives are reviewed periodically and may be adjusted prospectively if appropriate.

The depreciable amount of an asset is determined after deducting its residual value, when the residual value is material.

Depreciation is charged to the income statement or included in the production cost of inventory or the cost of internally-generated intangible assets. It is recognized under "Cost of sales", "Research expenses" or "Selling, general and administrative expenses", depending on the case.

Property, plant and equipment are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are charged to the income statement under "Other operating income/(expense)".

Leases

Finance leases, defined as leases that transfer substantially all the risks and rewards of ownership to the lessee, are recognized as an asset and a liability.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and the related payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing costs

Borrowing costs incurred during the construction or acquisition of property, plant and equipment and intangible assets are expensed when incurred, in accordance with the recommended treatment under IAS 23 – *Borrowing Costs.*

1.10 - Impairment of assets

In accordance with IAS 36 – *Impairment of Assets* – the recoverable amount of long-lived assets is assessed as follows:

- All depreciable and amortizable property, plant and equipment and intangible assets are reviewed at each balance sheet date to determine whether there is any indication that the asset may be impaired. Indications of impairment are identified on the basis of external or internal information. If such an indication exists, the Group tests the asset for impairment by comparing its carrying amount to the higher of fair value less costs to sell and value in use.
- Non-amortizable intangible assets and goodwill are tested for impairment at least annually and when there is any indication that the asset may be impaired.

Value in use is determined by discounting estimated future cash flows that will be generated by the tested assets, generally over a period of not more than five years. Estimated future cash flows are based on management's economic assumptions and operating forecasts. The discount rate corresponds to Schneider Electric's weighted average cost of capital (7.5% at December 31, 2007 and 2006), plus a risk premium depending on the region in question.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs. A cash-generating unit is the smallest group of assets that generates cash inflows that are largely independent of those cash flows from other assets or groups of assets. At Schneider Electric, CGUs generally correspond to the Operating Divisions (Europe, North America, Asia-Pacific and Rest of the World). Each of the Growth Platform businesses is also a CGU.

Goodwill is allocated to a CGU when initially recognized. This allocation is made on the basis used to track the performance of Group operations and to assess the benefits derived from the synergies of the business combination.

If the recoverable amount of an asset or CGU is lower than its carrying amount, an impairment loss is recognized. To the extent possible, impairment losses on CGUs comprising goodwill are recorded as a deduction from goodwill.

The majority of the Group's goodwill is allocated to CGUs in Europe and the United States. This goodwill is tested for impairment using a discount rate equal to the Group's weighted average cost of capital, with no risk premium. The perpetutity growth rate for these CGUs was 2% in 2007, unchanged from the previous year.

1.11 - Non-current financial assets

Investments in non-consolidated companies are classified in available-for-sale financial assets. They are initially recorded at cost and subsequently measured at fair value, when fair value can be reliably determined.

The fair value of equity instruments quoted in an active market corresponds to the quoted price on the balance sheet date.

In cases where fair value can not be reliably determined, the instruments are measured at cost net of any accumulated impairment losses. The recoverable amount is determined by reference to the Group's equity in the underlying entity's net assets and the entity's expected future profitability and business outlook. This rule is applied in particular to equity instruments that do not have a quoted market price in an active market.

Changes in fair value are accumulated in equity under "Other reserves" up to the date of sale, at which time they are recognized in the income statement. Unrealized losses on assets that are considered to be permanently impaired are recorded under "Finance costs and other financial income and expense, net".

Loans, recorded under "Other financial assets", are carried at amortized cost and tested for impairment if there is any indication that their recoverable amount may be less than their carrying amount. Long-term financial receivables are discounted when the impact of discounting is meaningful.

1.12 - Inventories and work in process

Inventories and work in process are stated at the lower of cost (generally determined by the weighted-average cost method) or estimated net realizable value.

Net realizable value corresponds to the estimated selling price net of remaining expenses to complete and/or sell the products.

Impairment losses on materials are recognized in "Cost of sales" and on finished products in "Selling, general and administrative expenses".

The cost of work in process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs, production overheads based on normal capacity utilization rates and the portion of research and development costs related to the production process (corresponding to the amortization of capitalized projects in production and product and range maintenance costs).

1.13 - Trade accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount of the loss can be reasonably estimated. Doubtful accounts and the related allowances are identified and determined based on historical loss experience, the age of the receivables and a detailed assessment of related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and the related allowance are written off to the income statement.

Accounts receivable in more than one year are discounted in cases where the discounting adjustment is material.

1.14 - Assets held for sale

Assets held for sale are no longer depreciated and are recorded separately in the balance sheet under "Assets held for sale" at the lower of amortized cost and net realizable value.

1.15 - Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be recovered at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are not discounted. Deferred tax assets and liabilities that concern the same unit and are expected to reverse in the same period are netted off.

1.16 - Cash and cash equivalents

Cash and cash equivalents presented in the balance sheet consist of cash, bank accounts, term deposits of three months or less and other liquid marketable securities. Substantially all marketable securities represent short-term instruments that can be easily converted into a determinable cash amount, such as commercial paper, mutual funds and equivalents. In light of their nature and maturities, these instruments carry virtually no risk of impairment. The Group treats them as cash equivalents.

1.17 - Treasury stock

Schneider Electric shares held by the parent company or by fully consolidated companies are measured at cost and deducted from equity. They are held at their acquisition price until sold.

Gains and losses on the sale of treasury stock are recognized in equity, net of tax.

1.18 - Pensions and other post-employment benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, termination benefit and other long-term benefit plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs.

Defined contribution plans

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability.

Defined benefit plans

The present value of defined benefit obligations is determined using the projected unit credit method.

The amount recognized in the balance sheet corresponds to the present value of the obligation, adjusted for unrecognized past service cost and reduced by the fair value of plan assets at the balance sheet date.

If the plan has a surplus (i.e. the fair value of plan assets is greater than the present value of the obligation, as adjusted for unrecognized past service cost), the recognized asset is limited to the lower of unrecognized past service cost and the present value of available refunds and reductions in future contributions to the plan.

Changes resulting from periodic adjustments to actuarial assumptions regarding general financial and business conditions or demographics (i.e., changes in the discount rate, annual salary increases, return on plan assets, years of service, etc.) are immediately recognized in the Group's obligation and as a separate component of equity in "Other reserves".

Mandatory general plans and multi-employer plans

In most countries, the Group participates in mandatory general plans, while in some countries, it contributes to multi-employer plans. Depending on their terms and conditions, these plans are treated as defined contribution or defined benefit plans. For defined benefit plans, the Group recognizes its share of the related obligation, assets and costs.

Supplementary pension benefits

The Group also provides supplementary pension benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum benefits over and above those paid under general pension schemes.

Other commitments

Provisions are booked to cover the cost of providing healthcare benefits for certain retired employees in Europe and the United States.

The Group also records for all its subsidiaries an obligation for seniority-related benefits (primarily long service awards in its French subsidiaries).

1.19 - Share-based payments

The Group grants different types of share-based payment to senior executives and certain employees. These include:

- Options to buy existing Schneider Electric shares and/or to subscribe new shares.
- Shares granted without consideration.
- Stock Appreciation Rights ("SARs").

IFRS 2 – *Share-based payment* – applies only to plans set up after November 7, 2002 that did not vest prior to January 1, 2005.

In accordance with IFRS 2, these plans are valued on the date of grant, using the Cox, Ross, Rubinstein binomial option pricing model, and are recognized as an expense over the vesting period, generally three or four years depending on the country.

A contra entry is posted to the treasury stock reserve for stock grants and stock options. In the case of SARs, a liability is recorded corresponding to the amount of the remeasured benefit at the closing date.

As part of its commitment to employee share ownership, Schneider Electric gave its employees the opportunity to purchase shares at a discount stock price during the year (note 14.5).

1.20 - Provisions for contingencies

A provision is recorded when the Group has a present obligation as a result of a past event, and a reliable estimate can be made of the amount of the obligation. If the obligation is not probable and cannot be reliably estimated, but remains possible, it is classified as a contingent liability and disclosed in the notes to the consolidated financial statements. Provisions are calculated on a case-by-case or statistical basis. Long-term provisions (greater than one year) are discounted. Discounting adjustments to long-term provisions were calculated at a rate of 3.8% at December 31, 2007 and December 31, 2006.

Provisions are primarily set aside to cover:

- Economic risks.

These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

- Customer risks.

These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis.

- Product risks.

These provisions comprise:

- Provisions recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months.

- Provisions to cover disputes concerning defective products and recalls of clearly identified products.

- Environmental risks.

These provisions are primarily set aside to cover potential reclamation costs.

- Restructuring costs, when the Group has prepared a detailed formal plan for the restructuring and has either announced or started to implement the plan at year-end.

1.21 - Financial liabilities

Financial liabilities primarily comprise bonds and short and long-term bank debt. These liabilities are initially recorded at fair value, taking into account any direct transaction costs, and subsequently measured at amortized cost based on their effective interest rate.

1.22 - Financial instruments and derivatives

Risk hedging management is centralized. The Group's policy is to use derivative financial instruments exclusively to manage and hedge changes in exchange rates, interest rates or prices of certain raw materials. Derivative financial instruments are never used for speculative purposes. These risks are managed and hedged primarily through the use of swaps, options and futures, depending upon the nature of the Group's exposure.

Foreign currency hedges

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. The Group does not apply hedge accounting to these instruments because at year-end, foreign currency contracts are marked to market and gains or losses are recorded in "Other financial income and expense". These gains or losses offset the losses or gains arising from converting foreign currency payables and receivables into the reporting currency at year-end rates, in accordance with IAS 21 – *The Effects of Changes in Foreign Exchange Rates.*

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. In accordance with IAS 39, these are treated as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and recognized in the income statement when the hedged transaction affects profit or loss. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

In addition, certain long-term receivables and loans to subsidiaries are considered to be part of the Group's net investment, as defined by IAS 21 – *The Effects of Changes in Foreign Exchange Rates*. In accordance with the rules governing net investment hedging, the impact of exchange rate fluctuations is recorded in equity and recognized in the statement of income when the investment is sold.

Interest rate swaps

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. The Group does not apply hedge accounting as described in IAS 39 for interest rate swaps. The impact is immediately recognized in the income statement.

Commodity contracts

The Group also purchases commodity derivatives including forwards, swaps and options to hedge price risks on all or part of its forecast future purchases. Under IAS 39, these qualify as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and reclassified into the income statement under "Cost of sales" when the hedged transaction affects profit or loss, leading to an adjustment of gross profit. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

Cash flows from derivative financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

Put options granted to minority shareholders

Under IAS 32 – *Financial Instruments: Disclosure and Presentation* – commitments to buy out minority shareholders (e.g. put options) must be recognized as a liability, in an amount corresponding to the exercise price of the put options.

In the absence of established accounting practice, the difference between the put options' exercise price and the share in the underlying net assets is posted to goodwill without remeasuring the acquired assets and liabilities at fair value. Subsequent changes in the fair value of the liability are recognized by adjusting goodwill.

1.23 - Revenue recognition

The Group's revenues primarily include merchandise sales and revenues from service and project contracts.

Merchandise sales

Revenue from sales is recognized when the product is shipped and title transferred (standard shipping terms are FOB).

Discounts offered to distributors are accrued when the products are sold to the distributor and recognized as a deduction from revenue.

Certain subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales.

Total revenue is presented net of these discounts and rebates.

Service contracts

Revenue from service contracts is recorded over the contractual period of service. It is recognized when the result of the transaction can be reliably determined, by the percentage of completion method.

Long-term contracts

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment. When a contract includes performance clauses in the Group's favor, the related revenue is recognized at each project milestone and a provision is set aside if targets are not met.

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

1.24 - Earnings per share

Earnings per share is calculated in accordance with IAS 33 – *Earnings Per Share*.

Diluted earnings per share is calculated by adjusting profit and the weighted average number of shares outstanding for the dilutive effect of the exercise of stock options outstanding at the balance sheet date. The dilutive effect of stock options is determined by applying the "treasury stock" method, which consists of taking into account the number of shares that could be purchased, based on the average share price for the year, using the proceeds from the exercise of the rights attached to the options.

1.25 - Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", which consists of reconciling net profit to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheet (note 1.16) net of bank overdrafts.

Note 2 - Change in presentation

The Group has decided to use a new indicator to measure performance: EBITA (Earnings Before Interests Taxes and Amortization of purchase accounting intangibles) that factors out the impact of intangible assets recognized in a business combination in accordance with IFRS 3.

It has therefore aligned the financial terms in external communication with those used to track operating performance internally.

EBITA corresponds to operating profit before amortization and impairment of acquisition-related intangible assets and before goodwill impairment. The intangible assets in question are generally valued by outside experts and primarily comprise trademarks, patents, technologies, customer lists and distribution networks, which are amortized on a straight-line basis over their useful life and tested for impairment in accordance with IAS 36. Acquired trademarks generally have an indefinite life and are not amortized.

To allow meaningful comparison, the presentation of data for 2006 has been modified as follows:

	Statement of income new presentation Full year 2006	Statement of income as reported Full year 2006
Revenue	**13,729.7**	**13,729.7**
Cost of sales	(8,050.6)	(8,050.6)
Gross profit	**5,679.1**	**5,679.1**
Research and development expenses	(324.4)	(327.6)
Selling, general and administrative expenses	(3,220.0)	(3,234.8)
Other operating income and expenses	(116.0)	(116.0)
EBITA	**2,018.7**	-
Amortization and impairment of purchase accounting intangibles	(18.0)	-
Operating profit	**2,000.7**	**2,000.7**

Note 3 - Changes in the scope of consolidation

3.1 - Additions and removals

The consolidated financial statements for the year ended December 31, 2007 include the accounts of the companies listed in note 29. The scope of consolidation at December 31, 2007 is summarized as follows:

	Dec. 31, 2007		Dec. 31, 2006	
Number of companies	**France**	**Abroad**	**France**	**Abroad**
Parent company and fully consolidated subsidiaries	65	507	67	458
Proportionally consolidated companies	-	-	-	-
Companies accounted for by the equity method	1	3	1	2
Sub-total by region	66	510	68	460
Total	576		528	

The principal changes at December 31, 2007 were as follows:

Main acquisitions

On February 14, 2007, the Group finalized the full acquisition of American Power Conversion (APC) for around $6.1 billion. APC was consolidated as from February 15, 2007. The acquisition cost was allocated as follows:

	Before allocation of acquisition cost	After allocation of acquisition cost
Acquisition price		4,678.5
Transaction costs		33.1
Total acquisition cost		**4,711.6**
Non-current assets	263.1	2,259.0
Other current assets (excluding cash and cash equivalents)	778.5	784.6
Cash and cash equivalents	420.5	420.5
Total assets	**1,462.1**	**3,464.1**
Non-current liabilities	90.5	793.0
Current liabilities	365.3	365.3
Total liabilities (excluding equity)	**455.8**	**1,158.3**
Goodwill		**2,405.8**

On October 17, 2007, Schneider Electric finalized the acquisition of the entire capital of PELCO, a worldwide leader in the design, development and manufacture of video security systems, for around $1.5 billion. The acquisition cost was provisionally allocated as follows:

	Before allocation of acquisition cost	After allocation of acquisition cost
Acquisition price		1,096.0
Transaction costs		10.6
Total acquisition cost		**1,106.6**
Non-current assets	64.8	655.8
Other current assets	129.7	134.2
Cash and cash equivalents	5.0	5.0
Total assets	**199.5**	**795.0**
Long and short-term debt	2.3	2.3
Other non-current liabilities (excluding long-term debt)	-	6.2
Other current liabilities (excluding short-term debt)	48.1	48.1
Total liabilities (excluding equity)	**50.4**	**56.6**
Goodwill		**368.2**

Other acquisitions

On May 25, 2007 the Group signed an agreement to acquire all outstanding shares in Ritto GmbH & Co KG, a German firm that designs, manufactures and markets door stations and intercom systems for the residential and small tertiary buildings market, for around €67 million. Ritto generated revenue of around €25 million in 2006.

On July 31, 2007, the Group acquired all outstanding shares in Brazil-based automation company Atos Automação Industrial Ltda., for around €10 million.

These companies have been fully consolidated from their respective acquisition dates.

Details of acquisition cost allocation are provided in note 4.

On October 10, 2007, Schneider Electric finalized the acquisition of the entire capital of RBF Technologies Pty Ltd, a leading manufacturer of industrial motor control centers in South Africa.

On October 31 2007, the Group acquired all outstanding shares in Profiluks Plastik ve Elektrik San.Tic. A.S., a Turkish firm involved in installation systems and control.

Given the lack of reliable data at the balance sheet date and the relatively limited size of these acquisitions, the companies will be consolidated as from January 1, 2008.

Newly consolidated company

On October 31, 2007, Schneider Electric announced that it had signed an agreement to create a joint venture with Chinese partner Delixi Group called Delixi Electric. The 50-50 joint venture manufactures, markets and distributes low-voltage products in China via a dedicated network. It has been accounted for by the equity method as from November 1, 2007.

Divestment

On October 31, 2007, following a decision by the European Union's anti-trust authorities, the Group finalized the sale of MGE UPS's small systems (less than 10 kVA) to Eaton Corp. for €425 million. This divested business includes subsidiaries MGE UPS Systems SAS and UPE Electronics (Shenzen) Co. Ltd. Based on the carrying amount of the divested net assets, and the write-off of €221 million in goodwill and €100 million in trademark impairment, the capital gain recognized in the consolidated financial statements amounted to €60 million, recorded under "Other operating income and expenses".

Other change

In the first half of 2007, the Group bought out the minority interests in MGE, raising its interest from 95.7% to 100%.

3.2 - Impact of changes in the scope of consolidation on the 2007 results

Changes in the scope of consolidation had the following impact:

Impact on 2007 revenue and profit

	2006	2007 Excluding acquisitions	2007 Contribution from acquisitions & disposals	2007 Reported
Revenue	13,729.7	15,154.2	2,154.4	**17,308.6**
EBITA	2,018.7	2,272.6	289.1	**2,561.7**
EBITA margin	*14.7 %*	*15.0 %*	*13.4 %*	***14.8 %***
Operating profit	2,000.7	2,249.3	233.8	**2,483.1**
Operating margin	*14.6 %*	*14.8 %*	*10.9 %*	***14.3 %***
Profit attributable to equity holders of the parent	1,309.4	1,402.6	180.5	**1,583.1**

The following table shows the full-year impact of acquisitions on 2007 revenue, operating profit and profit attributable to equity holders of the parent (i.e., as if the acquisitions had been made on January 1, 2007).

	2007 Reported	2007 Incl. acquisitions over the full year
Revenue	**17,308.6**	17,856.4
EBITA	**2,561.7**	2,593.6
EBITA margin	***14.8 %***	*14.5 %*
Operating profit	**2,483.1**	2,509.1
Operating margin	***14.3 %***	*14.1 %*
Profit attributable to equity holders of the parent	**1,583.1**	1,601.0

Impact on cash

Changes in the scope of consolidation reduced the Group's cash position by a net €5,291.1 million, as described below:

	2007
Acquisitions	(5,720.0)
Cash and cash equivalents paid	*(6,160.0)*
Cash and cash equivalents acquired	*440.0*
Disposals	425.0
Other operations	3.9
Net financial investments	**(5,291.1)**

Impact on the balance sheet at December 31, 2007

The impact of the year's acquisitions on the main balance sheet items at December 31, 2007 was as follows:

	Impact of acquisitions*	Dec. 31, 2007 Reported	%
Goodwill	2,493.9	8,141.2	30.6 %
Property, plant & equipment and intangible assets	2,515.7	5,570.5	45.2 %
Other non current assets	224.8	1,306.3	17.2 %
Current assets (excluding cash and cash equivalents)	844.7	6,980.8	12.1 %
Cash and cash equivalents	393.4	1,268.9	31.0 %
Total assets	**6,472.5**	**23,267.7**	**27.8 %**
Financial liabilities	2.2	6,186.7	0.0 %
Non-current liabilities (excluding long-term debt)	714.8	2,246.8	31.8 %
Current liabilities (excluding short-term debt)	359.7	4,520.5	8.0 %
Total liabilities (excluding equity)	**1,076.7**	**12,954.0**	**8.3 %**

* *At closing exchange rates.*

3.3 - APC acquisition - unaudited pro forma information

The pro forma income statement data presented below have been prepared as if the business combination between Schneider Electric and APC had taken place as of January 1, 2007.

Unaudited combined income statement data for the period ended December 31, 2007:

		2007	
	Schneider Electric excluding APC	APC (12 months) unaudited	Schneider Electric + APC unaudited
Revenue	15,572.3	1,940.7	17,513.0
Gross profit	6,368.3	802.8	7,171.1
EBITA	2,313.0	253.1	2,566.1
Operating profit	2,284.7	196.9	2,481.6

If APC's operations had been included from February 15 to December 31, 2006, Group revenue would have come to €15,469 million (versus a reported €13,730 million) and EBITA would have totaled €2,103 million (versus a reported €2,019 million).

Note 4 - Goodwill

4.1 - Breakdown of goodwill

The following table presents goodwill by company and the Cash Generating Unit (CGU) to which it is allocated:

	Year of acquisition	CGU (1)	Dec. 31, 2007 Net	Dec. 31, 2006 Net
APC	2007	CP	**2,064.6**	-
Square D Company	1991	(A)	**934.0**	1,044.8
Groupe Lexel	1999	EOD	**875.4**	873.4
Telemecanique	1988	(A)	**462.6**	462.6
TAC / Andover / Abacus / Applied Control Tech. / Yamas	2003 to 2007	BA	**425.8**	605.8
Pelco	2007	BA	**352.0**	-
MGE UPS (2)	2000 to 2007	CP	**333.4**	545.5
ABS	2005	BA	**112.7**	113.9
IBS	2006	BA	**292.6**	197.2
Juno Lighting Inc.	2005	NAOD	**269.3**	301.0
Clipsal	2004 to 2006	APOD	**263.7**	278.0
BEI Technologies	2005	CST	**264.3**	283.1
Crouzet Automatismes	2000	CST	**155.8**	161.8
Power Measurement Inc.	2005	PW	**129.7**	145.0
Positec	2000	EOD	**105.9**	105.9
Merlin Gerin	1992	(A)	**87.2**	87.2
OVA	2006	EOD	**79.5**	80.0
Kavlico	2004	CST	**74.3**	81.6
Digital Electronics	2002	APOD	**68.4**	76.1
Ritto	2007	EOD	**59.4**	-
Federal Pioneer	1990	NAOD	**57.1**	54.0
Citect	2006	APOD	**56.2**	67.2
Elau	2004 and 2005	EOD	**55.6**	55.6
Crydom	2006	CST	**46.7**	43.9
Infra +	2000 to 2004	EOD	**43.1**	43.1
PDL	2001	APOD	**32.4**	32.8
GET	2006	EOD	**32.3**	31.6
Mita Holding	1999	EOD	**31.8**	34.7
AEM	2006	EOD	**30.4**	30.4
Grant	2007	EOD	**2.1**	-
Other subsidiaries (3)			**342.8**	349.5
Total			**8,141.2**	**6,185.7**

(1) Cash Generating Unit to which goodwill has been allocated.
EOD: European Operating Division, NAOD: North American Operating Division, APOD: Asia-Pacific Operating Division, IOD: International Operating Division, PW : Power, CST: Customized Sensors & Technologies, BA: Building Automation, CP: Critical Power.
(2) Of which €32.0 million related to the put option granted to minority shareholders at Dec. 31, 2006.
(3) Approximately 50 companies.

(A) Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the acquisition date.

	Europe	North America	Asia-Pacific	Rest of the world
Square D	9 %	80 %	10 %	1 %
Telemecanique	71 %	0 %	20 %	9 %
Merlin Gerin	62 %	10 %	20 %	8 %

4.2 - Changes in goodwill

The main movements between December 31, 2006 and December 31, 2007 are summarized in the following table:

	2007	2006
Net goodwill at opening	**6,185.7**	**5,878.8**
Acquisitions	**2,885.2***	727.7*
Disposals	**(221.0)**	(1.5)
Impairment	-	-
Translation adjustment	**(660.3)**	(323.8)
Reclassifications	**(48.4)**	(95.5)
Net goodwill at year end	**8,141.2**	**6,185.7**
Cumulative impairment	**(8.4)**	**(8.4)**

**On the basis of the exchange rate on the acquisition date.*

Acquisitions

Acquisitions during the year primarily included APC and Pelco in North America.

Application of purchase accounting to the APC acquisition led primarily to the recognition of intangible assets of $2,562 million (€1,950 million), of which $1,839 million (€1,400 million) for the trademark, $633 million (€482 million) for customer lists and $90 million (€68 million) for technology. Details of the acquired assets and liabilities are provided in note 3.1.

The value of Pelco goodwill has been based on a provisional allocation of the acquisition cost due to the limited amount of time between the acquisition date and the balance sheet date. This provisional accounting led primarily to the recognition of intangible assets of $823 million (€582 million), of which around $507 million (€358 million) for trademarks and $274 million (€174 million) for customer lists. The Group has a period of 12 months from the acquisition date to finalize the purchase accounting. Details of the acquired assets and liabilities are provided in note 3.1.

Other changes

On October 31, 2007, the Group finalized the divestment of MGE UPS's small systems (less than 10 kVA) to Eaton Corp. leading to the write-off of the related goodwill.

Impairment tests did not reveal any losses on goodwill recognized in the balance sheet.

The main exchange rate fluctuations concerned goodwill in US dollars.

Note 5 - Intangible assets

5.1 - Change in intangible assets

	Trademarks	Software	Development projects (R&D)	Other	Total
Gross value					
Dec. 31, 2005	**744.4**	**486.7**	**186.8**	**310.6**	**1,728.5**
Acquisitions/Capitalization	1.5	20.7	120.8	82.4	225.4
Internally generated assets	-	(0.2)	-	-	(0.2)
Disposals	0.2	(4.7)	(4.5)	(10.1)	(19.1)
Translation adjustment	(26.9)	(10.1)	(7.8)	(33.6)	(78.4)
Reclassification	0.1	(60.8)	9.5	53.3	2.1
Changes in the scope of consolidation and other	46.4	6.4	9.7	93.0	155.5
Dec. 31, 2006	**765.7**	**438.0**	**314.5**	**495.6**	**2,013.8**
Acquisitions/Capitalization	0.0	28.3	128.5	75.8	232.6
Disposals	-	(14.2)	(1.2)	(30.6)	(46.0)
Translation adjustment	(189.2)	(12.0)	(9.1)	(103.8)	(314.1)
Reclassification	-	44.3	3.1	(37.8)	9.6
Changes in the scope of consolidation and other	1,776.2	34.7	(6.6)	785.0	2,589.3
Dec. 31, 2007	**2,352.7**	**519.1**	**429.2**	**1,184.2**	**4,485.2**
Accumulated amortization and impairment					
Dec. 31, 2005	**(3.7)**	**(290.8)**	**(22.0)**	**(112.9)**	**(429.4)**
Allocation and impairment	(1.8)	(59.2)	(29.0)	(25.7)	(115.7)
Recapture	0.2	6.7	2.5	3.2	12.6
Translation adjustment	0.1	8.0	1.5	7.3	16.9
Reclassification	(0.2)	(1.4)	(1.4)	4.5	1.5
Changes in the scope of consolidation and other	0.1	(3.5)	(2.2)	(1.2)	(6.8)
Dec. 31, 2006	**(5.3)**	**(340.0)**	**(50.6)**	**(124.8)**	**(520.7)**
Allocation and impairment	(0.6)	(66.5)	(47.6)	(82.3)	(197.0)
Recapture	0.2	17.2	2.9	0.7	21.0
Translation adjustment	0.2	8.3	2.6	11.0	22.1
Reclassification	-	(4.9)	(1.5)	0.9	(5.5)
Changes in the scope of consolidation and other	(100.0)	(1.8)	5.1	6.0	(90.7)
Dec. 31, 2007	**(105.5)**	**(387.7)**	**(89.1)**	**(188.6)**	**(770.8)**
Net value					
Dec. 31, 2005	**740.7**	**195.9**	**164.8**	**197.7**	**1,299.1**
Dec. 31, 2006	**760.4**	**98.0**	**263.9**	**370.8**	**1,493.1**
Dec. 31, 2007	**2,247.3**	**131.5**	**340.1**	**995.5**	**3,714.4**

The amounts reported in the above table for 2007 acquisitions correspond to Pelco, APC and Merten trademarks and other intangible assets, consisting primarily of patents and customer lists (notes 4.2 and 5.2).

As of December 31, 2007, costs totaling €56.1 million were capitalized and classified under "Other intangible assets" in connection with an ongoing project to develop a Groupwide SAP system. At the same time, an impairment loss of €31 million was recognized on IT development work in process.

5.2 - Trademarks

Main trademarks recognized as of December 31, 2007 include:

	Dec. 31, 2007 net	Dec. 31, 2006 net
APC	**1,249.2**	-
Pelco	**343.9**	-
MGE UPS	**200.0**	300.0
Clipsal	**151.9**	152.5
TAC / Andover	**114.4**	121.3
Juno	**77.7**	86.8
Digital	**33.1**	34.8
BEI	**27.6**	30.8
Merten	**18.4**	-
Kavlico	**10.5**	11.8
Other	**20.6**	22.4
Total	**2,247.3**	**760.4**

Trademarks are not amortized as they are considered to be assets with indefinite lives.

On October 31, 2007, the Group finalized the divestment of MGE UPS's small systems (less than 10 kVA) to Eaton Corp. leading to the recognition of a €100 million impairment loss on the MGE UPS trademark.

Note 6 - Property, plant and equipment

6.1 - Change in property, plant and equipment

	Land	Buildings	Machinery and equipment	Other	Total
Gross value					
Dec. 31, 2005	**107.7**	**957.5**	**2,805.6**	**590.8**	**4,461.2**
Acquisitions	5.8	35.1	165.2	146.6	352.7
Disposals	(3.9)	(64.5)	(133.2)	(72.2)	(273.8)
Translation adjustment	(5.3)	(24.9)	(77.0)	(21.9)	(129.1)
Reclassification	(3.9)	68.9	12.6	(77.2)	0.4
Changes in scope of consolidation and other	5.5	70.4	141.0	32.3	249.2
Dec. 31, 2006	**105.9**	**1,042.5**	**2,914.2**	**598.4**	**4,660.6**
Acquisitions	1.1	41.5	169.3	202.2	414.1
Disposals	(6.0)	(38.8)	(144.5)	(66.0)	(255.3)
Translation adjustment	(6.6)	(32.6)	(76.4)	(28.4)	(144.0)
Reclassification	(1.4)	46.2	44.8	(95.9)	(6.3)
Changes in scope of consolidation and other	26.1	98.3	85.5	64.8	275.1
Dec. 31, 2007	**119.1**	**1,157.1**	**2,992.9**	**675.1**	**4,944.2**
Accumulated depreciation and impairment					
Dec. 31, 2005	**(16.0)**	**(476.0)**	**(2,032.3)**	**(336.4)**	**(2,860.6)**
Depreciation and impairment	(0.7)	(37.0)	(234.3)	(34.3)	(306.3)
Recapture	1.3	30.0	130.7	36.4	198.4
Translation adjustment	0.9	8.8	51.6	13.3	74.6
Reclassification	0.1	(3.2)	(1.1)	(0.2)	(4.4)
Changes in scope of consolidation and other	(0.2)	(28.9)	(100.7)	(17.4)	(147.2)
Dec. 31, 2006	**(14.6)**	**(506.3)**	**(2,186.1)**	**(338.6)**	**(3,045.5)**
Depreciation and impairment	(0.6)	(47.9)	(223.8)	(44.4)	(316.7)
Recapture	0.9	29.0	152.6	27.7	210.2
Translation adjustment	0.8	8.2	49.0	14.2	72.2
Reclassification	1.0	(3.5)	(2.5)	8.1	3.1
Changes in scope of consolidation and other	(1.4)	5.9	(0.3)	(15.5)	(11.4)
Dec. 31, 2007	**(13.9)**	**(514.6)**	**(2,211.1)**	**(348.5)**	**(3,088.1)**
Net value					
Dec. 31, 2005	**91.7**	**481.5**	**773.0**	**254.4**	**1,600.6**
Dec. 31, 2006	**91.3**	**536.2**	**728.1**	**259.8**	**1,615.1**
Dec. 31, 2007	**105.2**	**642.5**	**781.8**	**326.6**	**1,856.1**

Reclassifications primarily correspond to assets put into use.

6.2 - Finance leases

Property, plant and equipment include the following assets held under finance leases:

	Dec. 31, 2007	Dec. 31, 2006
Land	**2.8**	2.8
Buildings	**68.9**	78.9
Machinery and equipment	**31.3**	29.9
Other tangible assets	**1.3**	1.4
Accumulated depreciation	**(73.5)**	(79.9)
Assets under finance lease, net	**30.8**	**33.1**

Future minimum lease payments under finance leases as of December 31, 2007 are as follows:

	Minimum payments	Discounted minimum payments
Less than one year	3.2	3.2
Between one year and five years	8.3	7.5
Five years and more	8.2	5.8
Total commitments	**19.6**	**16.5**
Discounting effect	(3.2)	-
Discounted minimum payments	**16.5**	-

6.3 - Operating leases

Rental expenses for operating leases in 2007 and 2006 were as follows:

	2007	2006
Minimum rentals	**98.5**	96.0
Contingent rentals	**1.1**	4.6
Sub-lease rentals	**(1.2)**	(1.9)
Total rental expense	**98.4**	**98.7**

Future minimum lease payments under non-cancelable operating leases break down as follows at December 31, 2007:

	Minimum payments	Discounted minimum payments
Less than one year	84.8	84.8
Between one and five years	239.4	216.8
Five years and more	137.8	103.5
Total rental commitments	**462.0**	**405.1**
Discounting effect	(56.9)	-
Discounted minimum payments	**405.1**	-

Note 7 - Investments in associates

Investments in associates can be analyzed as follows:

	% interest at Dec. 31		Share in net assets at Dec. 31		Share in net profit at Dec. 31	
	2007	2006	2007	2006	2007	2006
Delta Dore Finance	**20.0 %**	20.0 %	**14.1**	13.2	**0.9**	1.3
Delixi Electric	**50.0 %**	-	**151.8**	-	**2.0**	-
Other	**NA**	NA	**6.0**	(3.0)	**1.4**	0.6
Total	-	-	**171.9**	**10.2**	**4.3**	**1.9**

The acquisition of a 50% interest in Delixi Electric led to the recognition of goodwill provisionally estimated at €121 million.

Note 8 - Financial assets

8.1 - Available-for-sale financial assets

Available-for-sale financial assets, corresponding mainly to investments in non-consolidated companies, break down as follows:

		Dec. 31, 2007			Dec. 31, 2006
	% interest	Gross value	Impairment	Fair value	Fair value
I – Listed available for sale financial assets					
AXA	0.40 %	101.5	166.8	268.3	300.5
Gold Peak Industries Holding Ltd	10.06 %	10.6	(7.9)	2.7	3.0
Legrand	NS	-	-	-	2.2
Other listed AFS	-	0.4	-	0.4	0.4
Total listed AFS		112.5	158.9	271.4	306.1
II – Unlisted available for sale financial assets					
Eb@se France (1)	100 %	20.7	(20.7)	-	-
Comipar	4 %	16.4	(16.4)	-	-
Polam BV (1)	100 %	25.7	-	25.7	-
Thorsman Ireland (1)	100 %	7.5	(7.3)	0.2	-
Profilux (2)	100 %	12.2	-	12.2	-
Easy Plug SAS (1)	50 %	8.8	(8.8)	-	-
SE Venture	100 %	6.6	(6.6)	-	-
Simak (3)	99 %	5.5	(0.5)	5.0	5.0
Senside (1)	100 %	5.2	(5.2)	-	-
Other unlisted AFS (4)	-	21.2	(13.2)	8.0	4.6
Total unlisted AFS		129.8	(78.7)	51.1	9.6
Financial assets available for sale		242.3	80.2	322.5	315.7

(1) Removed from the scope of consolidation – in liquidation.
(2) Consolidated as from January 1, 2008.
(3) Dormant companies.
(4) Investments with a unit value of less than €5 million.

Fair value corresponds to the closing quoted price for investments quoted in an active market and the carrying amount for unlisted investments. Net losses arising from remeasurement at fair value of listed investments, recorded in equity under "Other reserves" (note 14.7), totaled €32.1 million.

The Legrand shares held at December 31, 2006, which were acquired under the mechanism for exchanging Schneider Electric shares for Legrand shares set up when Schneider Electric sold Legrand in 2002, were sold back to Legrand SAS in January 2007.

8.2 - Other non-current financial assets

		Dec. 31, 2007		Dec. 31, 2006
	Cost	Impairment	Net	Net
Restricted cash on Clipsal acquisition (note 18)	54.0	-	54.0	47.0
Receivables on investments and loans	1.1	(1.1)	-	6.1
Other	72.6	(2.5)	70.1	61.1
Other non current financial assets	127.7	(3.6)	124.1	114.2

8.3 - Current financial assets

	Dec. 31, 2007	Dec. 31, 2006
Short-term investments	51.9	48.2
Pension assets	32.0	25.3
Total current financial assets	**83.9**	**73.5**

Substantially all pension assets concern plans in the United States, which had a surplus at December 31, 2007 (note 15).

Note 9 - Inventories and work in process

Inventories and work in process changed as follows:

	Dec. 31, 2007	Dec. 31, 2006
Cost:		
Raw materials	994.4	830.6
Work in process	340.4	341.8
Semi-finished and finished products	1,307.1	973.4
Goods	102.0	109.8
Inventories and work in process at cost	2,743.9	2,255.6
Impairment:		
Raw materials	(105.5)	(91.3)
Work in process	(15.2)	(15.7)
Semi-finished and finished products	(131.8)	(81.1)
Goods	(10.6)	(11.6)
Impairment loss	(263.1)	(199.7)
Net:		
Raw materials	888.9	739.3
Work in process	325.3	326.1
Semi-finished and finished products	1,175.3	892.3
Goods	91.3	98.2
Inventories and work in process, net	2,480.8	2,055.9

Note 10 - Trade accounts receivable

	Dec. 31, 2007	Dec. 31, 2006
Accounts receivable	3,049.1	2,509.2
Notes receivable	422.0	386.7
Advances to suppliers	84.6	85.9
Accounts receivable at cost	3,555.7	**2,981.8**
Impairment	(92.5)	(99.0)
Accounts receivable, net	3,463.2	**2,882.8**
Of which:		
On time	2,663.5	2,531.4
Less than one month past due	463.1	191.9
One to three months past due	154.4	75.8
Three to six months past due	57.2	30.2
Six to nine months past due	49.7	20.5
More than one year past due	75.3	33.0
Accounts receivable, net	3,463.2	**2,882.8**

The Group's accounts receivable are generated from sales to customers operating in a wide range of businesses and geographic regions. Consequently, the Group believes that there is no significant concentration of credit risk.

In addition, the Group takes out substantial credit insurance and uses other types of guarantees to limit the risk of losses on trade accounts receivable.

Changes in provisions for impairment of short and long-term trade accounts receivable were as follows:

	Dec. 31, 2007	Dec. 31, 2006
Provisions for impairment on Jan. 1	(99.0)	(106.6)
Additions	(27.7)	(22.1)
Utilizations	19.7	24.7
Reversals of surplus provisions	6.5	6.3
Translation adjustment	4.8	5.6
Other	3.2	(6.9)
Provisions for impairment on Dec. 31	(92.5)	(99.0)

Note 11 - Other receivables and prepaid expenses

	Dec. 31, 2007	Dec. 31, 2006
Other receivables	238.6	311.5
Précompte Equalization tax credit*	25.3	50.0
Carryback credit	97.0	97.0
Other tax credits	415.2	421.0
Derivative instruments	46.9	-
Prepaid expenses	127.4	115.3
Total	**950.4**	**994.8**

**Including long term portion: none in 2007 and €25.3 million in 2006*

The *précompte* equalization tax credit corresponds to a €76.0 million payment to the French Treasury to cover the exceptional 25% exit tax on dividends distributed in 2005 following the repeal of the equalization tax and *avoir fiscal* tax credit. The first one-third installment was refunded to Schneider Electric SA in 2006 and the second in 2007, bringing the balance of this receivable to €25.3 million at December 31, 2007.

The Group also has a €97.0 million carryback credit with the French Treasury in addition to tax loss carryforwards recorded under deferred tax assets (note 12). This credit becomes reimbursable in 2008.

Note 12 - Income tax

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

12.1 - Analysis of income tax expense for the year

		2007	2006
Current taxes	France	(31.8)	(38.1)
	International	(556.8)	(393.6)
	Total	**(588.6)**	**(431.7)**
Deferred taxes	France	(35.5)	(197.2)
	International	24.1	93.8
	Total	**(11.4)**	**(103.4)**
Income tax (expense)/benefit		**(600.0)**	**(535.1)**

12.2 - Tax proof

	2007	2006
Profit attributable to equity holders of the parent	**1,583.1**	**1,309.4**
Income tax (expense)/benefit	(600.0)	(535.1)
Minority interests	(38.4)	(37.2)
Share of profit of associates	4.3	1.9
Profit before tax	**2,217.2**	**1,879.8**
Statutory tax rate	34.43 %	34.43 %
Income tax expense calculated at the statutory rate	**(763.4)**	**(647.2)**
Reconciling items:		
Difference between French and foreign tax rates	123.2	65.2
Tax credits and other tax reductions	79.9	35.4
Impact of tax losses	(0.1)	20.3
Other permenant differences	(39.6)	(8.7)
Income tax (expense)/benefit	(600.0)	(535.0)
Effective tax rate	**27.06 %**	**28.46 %**

12.3 - Deferred taxes by type

Deferred tax assets recorded in respect of tax loss carryforwards at December 31, 2007 essentially concern France (€15 million) and other European countries where certain tax losses can be carried forward indefinitely.

	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets		
Tax credits and tax loss carryforwards	**225.6**	244.6
Provisions for pensions and other post-retirement benefit	**302.8**	361.9
Impairment of receivables and inventory	**62.2**	74.5
Non deductible provisions for contingencies and accruals	**138.3**	132.9
Other deferred tax assets	**287.7**	152.5
Deferred tax assets set off against deferred tax liabilities	**(328.9)**	(293.6)
Deferred tax assets	**687.7**	**672.8**
Deferred tax liabilities		
Differences between tax and accounting depreciation	**(76.5)**	(52.1)
Trademarks and other intangible assets	**(843.5)**	(329.6)
Capitalized development costs (R&D)	**(27.6)**	(25.2)
Liabilities on fair value adjustments to financial instruments and other items recognized in equity	**(27.1)**	(83.3)
Other deferred tax liabilities	**(263.9)**	(108.6)
Deferred tax assets set off against deferred tax liabilities	**328.9**	293.6
Total deferred tax liabilities	**(909.7)**	**(305.3)**

12.4 - Income tax recognized directly in equity

Tax on items recognized directly in equity amounted to €18.3 million at December 31, 2007 versus €22.8 million the year before.

Income tax recognized directly in equity primarily reflects the effect of tax increases or decreases for items initially recognized in equity (as part of the transition to IFRS) and the tax impact of increases or decreases in items recognized in "Other reserves" (note 14.7).

Note 13 - Cash and cash equivalents

	Dec. 31, 2007	Dec. 31, 2006
Mutual funds and equivalent	**501.1**	1,718.0
Other	**9.8**	15.3
Short-term investments	**510.9**	**1,733.3**
Money market instruments and short-term deposits	**72.2**	76.3
Cash	**685.8**	734.5
Total cash and cash equivalents	**1,268.9**	**2,544.1**
Short-term bank loans and overdrafts	**(110.2)**	(116.1)
Other	**(0.4)**	(1.8)
Net cash and cash equivalents	**1,158.3**	**2,426.2**

Note 14 - Equity

14.1 - Capital

Share capital

The Company's share capital at December 31, 2007 amounted to €1,962,394,928, represented by 245,299,366 shares with a par value of 8 euros, all fully paid up.

At December 31, 2007, a total of 263,493,806 voting rights were attached to the 245,299,366 shares outstanding.

Schneider Electric's capital management strategy is designed to ensure liquidity, optimize the financial structure and the weighted average cost of capital, and ensure access to capital markets under the best possible conditions. Decisions may be based on Earnings Per Share, rating or balance sheet targets. Their implementation may depend on specific market conditions.

Changes in share capital

Changes in share capital since December 31, 2006 were as follows:

	Cumulative number of shares	Total (in €)
Capital at Dec. 31, 2006	**227,698,348**	**1,821,586,784**
Exercise of stock options	1,820,222	14,561,776
Issuance of shares	13,412,969	107,303,752
Employee share issue	2,367,827	18,942,616
Capital at Dec. 31, 2007	**245,299,366**	**1,962,394,928**

The share premium account increased by €1,133,304,516 following the exercise of options and increases in capital.

14.2 - Ownership structure

	Dec. 31, 2007				Dec. 31, 2006	
	Capital %	Number of shares	Voting rights %	Number of voting rights	Capital %	Voting rights %
Capital Research and Management Company	5.40	13,246,418	5.03	13,246,418	-	-
CDC	4.37	10,707,725	5.27	13,882,725	4.42	5.36
Employees	3.32	8,150,371	5.07	13,355,873	3.09	5.22
Own shares (1)	0.93	2,276,857	-	-	0.94	-
Treasury stock	1.66	4,068,200	-	-	2.08	-
Public	84.33	206,855,351	82.23	216,663,733	89.47	86.65
Total	**100.00**	**245,299,366**	**100.00 (2)**	**263,493,806 (2)**	**100.00**	**100.00**

(1) Held through Cofibel/Cofimines.

(2) Number of voting rights as defined in Article 223-1 of the AMF general regulations, which includes shares stripped of voting rights.

No shareholders' pact was in effect as of December 31, 2007.

14.3 - Earnings per share

Determination of the share base used in calculation

	Dec. 31, 2007		Dec. 31, 2006	
(in millions of shares)	Basic	Diluted	Basic	Diluted
Common shares*	233,671	233,671	220,003	220,003
Stock options	-	2,472	-	2,094
Average weighted number of shares	**233,671**	**236,143**	**220,003**	**222,097**

**Net of treasury stock and own shares.*

Earnings per share

(in euros)	Dec. 31, 2007 Basic	Dec. 31, 2007 Diluted	Dec. 31, 2006 Basic	Dec. 31, 2006 Diluted
Profit before tax	9.49	9.39	8.55	8.47
Earnings per share	**6.78**	**6.70**	**5.95**	**5.90**

14.4 - Dividends

In 2006, the Group paid out the 2005 dividend of €2.25 per share, for a total of €493 million. In 2007, the Group paid out the 2006 dividend of €3.0 per share, for a total of €670 million.

At the Annual Meeting of April 21, 2008, shareholders will be asked to approve a dividend of €3.30 per share for 2007. At December 31, 2007, Schneider Electric SA had distributable reserves in an amount of €484 million (versus €275 million at the previous year-end), not including profit for the year.

14.5 - Share-based payment

Current stock option plans and stock grants

The Board of Directors of Schneider Electric SA and later the Management Board have set up stock option and stock grant plans for senior executives and certain employees. The main features of these plans were as follows at December 31, 2007:

Stock option plans

Plan no.	Date of Board Meeting	Type (1)	Starting date of exercise period	Expiration date	Price (in euros) before adjustment	Price (in euros) after adjustment (3)	Number of options initially granted	Options cancelled because targets not met
16	Apr 1, 99	P	Apr 1, 02	Mar 31, 07	50.73	50.24	1,259,300	245,900
17	Apr 1, 99	P	Apr 1, 02	Mar 31, 07	50.73	50.24	2,123,100	1,078,600
18	Mar 24, 00	P	Mar 24, 03	Mar 23, 08	65.88	65.24	1,421,200	686,600
19	Apr 4, 01	S	Apr 4, 05	Apr 3, 09	68.80	68.13	1,557,850	NA (2)
20	Dec 12, 01	S	Dec 12, 05	Dec 11, 09	51.76	51.26	1,600,000	166,800
21	Feb 5, 03	S	Feb 5, 07	Feb 4, 11	45.65	45.21	2,000,000	141,900
22	Feb 5, 03	S	Jun 5, 03	Feb 4, 11	45.65	45.21	111,000	NA (2)
23	May 6, 04	S	Oct 1, 04	May 5, 12	56.09	55.55	107,000	NA (2)
24	May 6, 04	S or P	May 6, 08	May 5, 12	56.09	55.55	2,060,700	94,300
25	May 12, 05	S	Oct 1, 05	May 11, 13	57.02	56.47	138,500	NA (2)
26	Jun 28, 05	S or P	Jun 28, 09	Jun 27, 13	60.78	60.19	2,003,800	-
27	Dec 1, 05	S or P	Dec 1, 09	Nov 30, 13	72.10	71.40	1,614,900	-
28	Dec 21, 06	S or P	Dec 21, 10	Dec 20, 16	84.12	81.34	1,257,120	-
29	Apr 23, 07	S or P	Apr 23, 11	Apr 22, 17	97.05	97.05	83,150	-
30	Dec 19, 07	S or P	Dec 19, 07	Dec 18, 17	92.00	92.00	944,926	-
Total							**18,282,546**	**2,414,100**

(1) S = Options to subscribe new shares. P = Options to purchase existing shares.
(2) Not applicable because no vesting conditions were set.
(3) The exercise price was adjusted following the March 16, 2007 capital increase.

Rules governing the stock option plans are as follows:

- To exercise the option, the grantee must be an employee or corporate officer of the Group. Exercise is also conditional on the achievement of performance criteria.
- The options expire after eight to ten years.
- The vesting period is three or four years in the United States and four years in the rest of the world.

Stock grants

Plan no.	Date of Board Meeting	Vesting date	End of lock-up period	Number of shares initially granted	Grants cancelled because targets not met
1	Dec 21, 06	Dec 21, 09	Dec 21, 11	52,006	-
2	Apr 23, 07	Apr 23, 10	Apr 23, 12	2,214	-
3	Dec 19, 07	Dec 19, 10	Dec 19, 12	66,394	-
4	Dec 19, 07	Dec 19, 11	Dec 19, 11	57,250	-
Total				**177,864**	-

Rules governing the stock grant plans are as follows:

- To receive the stock, the grantee must be an employee or corporate officer of the Group. Vesting is also conditional on the achievement of performance criteria.
- The vesting period is three to four years.
- The lock-up period is zero to two years.

5

Outstanding options and grants as of December 31, 2007

Change in the number of options:

Plan no.	Number of options outstanding at Dec. 31, 2006	Options exercised and/or created in 2007	Options cancelled in 2007 (1)	Adjustment for capital increase (2)	Number of options outstanding at Dec. 31, 2007
16	167,550	(136,637)	(31,140)	227	-
17	200,143	(167,859)	(32,760)	476	-
18	358,628	(179,445)	(4,624)	2,955	177,514
19	1,048,458	(410,287)	(76,127)	9,196	571,240
20	602,346	(263,883)	-	7,306	345,769
21	1,439,900	(892,407)	(23,523)	12,587	536,557
22	59,050	(34,853)	-	434	24,631
23	52,600	(10,652)	-	506	42,454
24	1,999,900	(194,376)	(106,735)	18,720	1,717,509
25	60,050	(13,764)	-	570	46,856
26	1,989,200	-	(15,138)	19,702	1,993,764
27	1,613,700	-	(16,010)	15,954	1,613,644
28	1,257,120	-	(9,408)	12,514	1,260,226
29	-	83,150	-	-	83,150
30	-	944,926	-	-	944,926
Total	**10,848,645**	**(1,276,087)**	**(315,465)**	**101,147**	**9,358,240**

(1) Including potential cancellations due to targets not being met or options being allowed to lapse without being exercised.

(2) The number of options was adjusted following the March 16, 2007 capital increase.

On April 23, 2007, the Management Board set up stock option plan no. 29, granting 83,150 options to subscribe new shares or purchase existing shares of Company stock at a price of €97.05 in principle exercisable between April 23, 2011 and April 22, 2017. For US employees, the plan awards 108,000 Stock Appreciation Rights (SARs) at a price of €97.05, with the same vesting period and expiration date as the options in plan 29.

On December 19, 2007, the Management Board set up stock option plan no. 30, granting 944,926 options to subscribe new shares or purchase existing shares of Company stock at a price of €92.00 in principle exercisable between December 19, 2011 and December 18, 2017. For US employees, the plan awards 431,125 Stock Appreciation Rights (SARs) at a price of €92.00, with the same vesting period and expiration date as the options in plan 30.

To exercise the options granted under plans 26, 27, 28, 29 and 30 and the SARs, the grantee must be an employee or corporate officer of the Group. In addition, exercise of half the options is conditional on the achievement of annual objectives based on revenue and operating / EBITA margin.

In 2007, 1,820,222 new Schneider Electric SA shares were issued on the exercise of currently vested stock options.

Change in number of stock grants:

Plan no.	Number of stock grants at Dec. 31, 2006	Number of existing or new shares granted in 2007	Stocks cancelled in 2007	Number of grants outstanding at Dec. 31, 2007
1	52,006	-	(60)	**51,946**
2	-	2,214	-	**2,214**
3	-	66,394	-	**66,394**
4	-	57,250	-	**57,250**
Total	**52,006**	**125,858**	**(60)**	**177,804**

On April 23, 2007, the Management Board made 2,214 stock grants with a vesting period of three years (from April 23, 2007 to April 23, 2010) and a lock-up period of two years (from April 23, 2010 to April 22, 2012).

On December 19, 2007, the Management Board set up plans no. 3 and no. 4. The first calls for the grant of 66,394 shares with a vesting period of three years (from December 19, 2007 to December 19, 2010) and a lock-up period of two years (from December 19, 2010 to December 18, 2012), while the second calls for the grant of 57,250 shares with a vesting period of four years (from December 19, 2007 to December 19, 2011) and no lock-up period.

For stock grants to vest, the grantee must be an employee or corporate officer of the Group. In addition, vesting of half of the stock grants is conditional on the achievement of annual objectives based on revenue and operating/EBITA margin.

Valuation of share-based payments

Stock options:

In accordance with the accounting principles described in note 1.18, the stock option plans have been valued on the basis of an average estimated life of between seven and ten years using the following assumptions:

- Expected volatility of between 20% and 25%, corresponding to implicit volatility,
- A payout rate between 3.0% and 4.5%,
- A discount rate of between 3.1% and 4.5%, corresponding to a risk-free rate over the life of the plans.

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for stock option plans set up after November 7, 2002 breaks down as follows:

	2007	2006
Plan 21	**0.3**	2.5
Plan 24	**5.0**	5.6
Plan 25	-	-
Plan 26	**6.0**	6.1
Plan 27	**6.2**	6.6
Plan 28	**6.4**	-
Plan 29	**0.4**	-
Plan 30	-	-
	24.3	**20.8**

Stock grants:

In accordance with the accounting principles described in note 1.18, the stock grant plans have been valued on the basis of an average estimated life of between four and five years using the following assumptions:

- Expected volatility of 25%, corresponding to implicit volatility.
- A payout rate between 3.0% and 4.5%.
- A discount rate of between 3.7% and 4.5%, corresponding to a risk-free rate over the life of the plans.

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for stock grant plans set up after November 7, 2002 breaks down as follows:

	2007	2006
Plan 1	**1.2**	-
Plan 2	**0.0**	-
Plan 3	-	-
Plan 4	-	-
	1.2	-

Worldwide Employee Stock Purchase Plan

As part of its commitment to employee share ownership, Schneider Electric gave its employees the opportunity to purchase shares at a price of €88.06 per share during the year. This represented a discount of 15% to the average price quoted for the share between May 3 and May 30, 2007.

Employees in countries that met legal and fiscal requirements had the choice between a nonleveraged and a leveraged plan. Under the nonleveraged plan, employees purchased Schneider Electric shares at a preferential price. Under the leveraged plan, a third-party bank topped up the employee's initial investment, essentially multiplying the amount paid by the employee. The total was invested in Schneider Electric shares at a preferential price. After a period of five years, the employee may withdraw a percentage of his or her gains, as long as his or her initial contribution remains invested in the plan.

The plan's cost has been measured taking into account the five-year lock-up period for the employee, in accordance with the recommendations of France's national accounting board (CNC). For the leveraged plan, the cost includes the implicit opportunity gain obtained by Schneider Electric in offering its employees institutional (rather than retail) prices for derivative instruments.

Employees subscribed 0.7 million shares under the nonleveraged plan and 1.7 million under the leveraged plan. The related cost recognized during the period was €2.4 million for the nonleveraged plan and €9.5 million for the leveraged plan. This cost was calculated on the basis of a risk-free interest rate of 4.47% and a 5.97% rate for five-year loans for general corporate purposes, resulting in a notional rate reflecting the lock-up period of 11.85%. The opportunity gain offered to employees investing in the leveraged plan was estimated at 2.54%.

The shares were issued in July 2007 (note 14.1).

14.6 - Treasury stock

A share buyback program was authorized by shareholders at the Annual Meeting on May 6, 1999, and renewed at the Annual Meetings held on May 5, 2000, June 11, 2001, May 27, 2002, May 16, 2003, May 6, 2004, May 12, 2005, May 3, 2006 and April 26, 2007.

The purpose of the program is to reduce dilution, optimize the management of capital and cover stock option plans. The latest authorized program provides for the purchase of a maximum of 10% of the share capital within a period of up to eighteen months from April 26, 2007.

The Annual Shareholders' Meeting of April 26, 2007 authorized the Management Board to buy back shares on the open market. Acting on this authorization, the company set up a liquidity contract under which the financial intermediary bought 4,335,408 shares at an average price of €95.79 and sold 4,335,408 shares at an average price of €96.07.

At December 31, 2007, the Group held 6,345,057 Schneider Electric shares in treasury stock, acquired at a cost of €290.3 million, which has been recorded as a deduction from retained earnings.

5

14.7 - Other reserves

Changes in other reserves were as follows:

	Gains and losses from remeasurement at fair value			Actuarial gains and losses	Total
	Currency instruments and interest rate hedges	Hedges of metal purchases	Available-for-sale financial assets		
December 31, 2006	**(136.1)**	**(3.0)**	**161.1**	**(31.4)**	**(9.4)**
Unrealized net gains (losses) on available-for-sale financial assets	-	-	(20.5)	-	(20.5)
Net gains (losses) on currency instruments	(38.3)	-	-	-	(38.3)
Net gains (losses) on interest rate hedges	1.5	-	-	-	1.5
Net gains (losses) on metal purchases	-	(3.4)	-	-	(3.4)
Net gains (losses) on post-retirement benefits	-	-	-	73.8	73.8
Other	-	-	-	-	(0.8)
December 31, 2007	**(172.9)**	**(6.4)**	**140.6**	**42.4**	**2.9**

The main changes for the period stemmed from differences in hedging instruments (note 20), reevaluation of AXA shares (note 8) and differences in actuarial gains and losses (note 15).

Note 15 - Pensions and other post-employment benefit obligations

The Group has set up various plans for employees covering pensions, termination benefits, healthcare, life insurance and other post-employment benefits, as well as long-term benefit plans for active employees, primarily in France and Australia.

Actuarial valuations are generally performed each year. The assumptions used vary according to the economic conditions prevailing in the country concerned, as follows:

	Weighted average rate		*Of which US plans*	
	2007	**2006**	***2007***	***2006***
Discount rate	**5.6 %**	5.0 %	***6.0 %***	*5.8 %*
Rate of compensation increases	**3.8 %**	2.9 %	***4.5 %***	*4.5 %*
Expected return on plan assets	**7.7 %**	7.8 %	***9.0 %***	*9.0 %*

The post-employment healthcare obligation mainly concerns the United States. A one-point increase in healthcare costs would increase the post-employment healthcare obligation by €36.5 million and the total of service cost and interest expense by €2.4 million. A one-point decrease in healthcare costs would decrease the post-employment healthcare obligation by €26.8 million and the total of service cost and interest expense by €2.1 million.

In 2007, the rate of healthcare cost increases in the United States was expected to decline from 9% in 2008 to 5% in 2012. This compares with the previous year's forecast of 10% in 2007 and 5% in 2012. The rate in France was estimated at 4.5% in 2006 and 2007.

The discount rate is generally determined on the basis of the interest rate for investment-grade corporate bonds or government bonds. The expected return on plan assets is determined on the basis of the weighted average expected return and the total asset value.

Pension and termination benefit obligations

Pension and termination benefit obligations primarily concern the Group's North American and European subsidiaries. These plans feature either a lump-sum payment on the employee's retirement or regular pension payments after retirement. The amount is based on years of service, grade and end-of-career salary. They also include top-hat payments granted to certain senior executives guaranteeing supplementary retirement income beyond that provided by general, mandatory pension schemes.

Benefit obligations under these plans, which represent 90% of the Group's total commitment or €1,759 million at December 31, 2007, are partially or fully funded through payments to external funds. These funds are not invested in Group assets.

External funds are invested in equities (around 55%), bonds (around 21%) and real estate (around 8%).

Contributions amounted to €26.1 million in 2007 and are estimated at €16.8 million for 2008.

At December 31, 2007, provisions for pensions and termination benefits totaled €597 million, compared with €642 million in 2006. These provisions have been included in non-current liabilities, as the current portion was not considered material in relation to the total liability.

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability. Defined contribution plan payments totaled €43.3 million in 2007 and €30.7 million in 2006.

Other post-employment benefits, including healthcare and life insurance, and other long-term benefits

The North American subsidiaries pay certain healthcare costs and provide life insurance benefits to retired employees who fulfill certain criteria in terms of age and years of service. These post-employment benefit obligations are unfunded.

Healthcare coverage for North American employees represents 86% of this obligation.

The assumptions used to determine post-employment benefit obligations related to healthcare and life insurance are the same as those used to estimate pension benefit obligations in the country concerned.

Other benefit obligations include healthcare coverage plans in Europe, for €26 million, and long-service awards due by subsidiaries in France, for €11 million.

At December 31, 2007, provisions for these benefit obligations totaled €399 million, compared with €517 million in 2006. These provisions have been included in non-current liabilities, as the current portion was not considered material in relation to the total liability.

15.1 - Changes in provisions for pensions and other post-employment benefit obligations

Changes in provisions for pensions and other post-employment benefit obligations (net of assets) were as follows:

	Pensions and termination benefits	*Of which US plans*	Other post-employment and long-term benefits	*Of which US plans*	Provisions for pensions and other post-employment
Dec. 31, 2005	**600.0**	***52.2***	**593.4**	***498.1***	**1,193.5**
Net cost recognized in the statement of income	44.3	*(4.5)*	26.4	*23.3*	70.7
Benefits paid	(32.4)	-	(27.2)	*(25.6)*	(59.6)
Plan participants' contributions	(19.6)	*(5.1)*	-	-	(19.6)
Actuarial items recognized in equity	(6.0)	*(7.8)*	(23.7)	-	(29.7)
Translation adjustment	7.5	*(4.7)*	(52.7)	*(47.3)*	(45.2)
Changes in the scope of consolidation	27.9	-	(0.7)	-	27.2
Other changes	(4.9)	*0.1*	1.4	*(3.1)*	(3.6)
Dec. 31, 2006*	**616.8**	***30.2***	**516.9**	***445.4***	**1,133.7**
Net cost recognized in the statement of income	46.9	*(6.5)*	23.4	*19.8*	70.3
Benefits paid	(42.4)	-	(25.8)	*(22.4)*	(68.2)
Plan participants' contributions	(26.1)	*(1.1)*	-	-	(26.1)
Actuarial items recognized in equity**	(27.2)	*41.4*	(76.9)	*(60.0)*	(104.1)
Translation adjustment	(8.0)	*(5.5)*	(39.2)	*(39.0)*	(47.2)
Changes in the scope of consolidation	12.6	-	-	-	12.6
Other changes	(7.6)	*(0.1)*	0.8	*(1.3)*	(6.8)
Dec. 31, 2007*	**565.0**	***58.4***	**399.2**	***342.5***	**964.2**

** Including €25.3 million and €32.1 million in pension assets recognized under "Other financial assets" in 2006 and 2007, respectively.*

*** Including €9.4 million of asset ceiling in 2007.*

5

15.2 - Provisions for pensions and termination benefit obligations

Annual changes in obligations, the market value of plan assets and the corresponding assets and provisions recognized in the consolidated financial statements can be analyzed as follows:

	Dec. 31, 2007	*o/w US plans*	Dec. 31, 2006	*o/w US plans*
1. Reconciliation of balance sheet items				
Pension assets	32.0	*26.2*	25.3	*25.1*
Provisions for pensions and other post-employment benefit	(597.0)	*(84.6)*	(642.1)	*(55.3)*
Net Asset/(Liability) recognized in the balance sheet	**(565.0)**	***(58.4)***	**(616.8)**	***(30.2)***

	Dec. 31, 2007	*o/w US plans*	Dec. 31, 2006	*o/w US plans*
2. Components of net cost recognized in the statement of income				
Service cost	53.8	*17.8*	54.2	*18.1*
Interest cost (impact of discounting)	99.3	*50.4*	93.4	*52.0*
Expected return on plan assets	(105.7)	*(75.1)*	(104.1)	*(75.0)*
Past service.cost	0.6	*0.4*	0.3	*0.4*
Curtailments and settlements	(1.1)	-	0.5	-
Net cost recognized in the statement of income	**46.9**	***(6.5)***	**44.3**	***(4.5)***

	Dec. 31, 2007	o/w US plans	Dec. 31, 2006	o/w US plans
3. Change in projected benefit obligation				
Projected benefit obligation at beginning of year	**2,035.4**	***917.6***	1,993.5	*972.1*
Service cost	**53.8**	***17.8***	54.2	*18.1*
Interest cost (impact of discounting)	**99.3**	***50.4***	93.4	*52.0*
Plan participants' contributions	**5.2**	-	5.6	-
Benefits paid	**(101.6)**	***(39.4)***	(92.8)	*(41.5)*
Actuarial (gains)/losses recognized in equity	**(39.1)**	***33.5***	43.6	*20.6*
Modification of pension plan	**(0.8)**	-	(0.3)	-
Changes in the scope of consolidation	**40.7**	-	28.3	-
Translation adjustments	**(128.8)**	***(101.0)***	(98.5)	*(103.7)*
Curtailments and settlements	**(5.3)**	-	-	-
Other	**(0.7)**	-	8.4	-
Projected benefit obligation at end of year	**1,958.1**	***878.9***	**2,035.4**	***917.6***

Actuarial gains and losses have been fully recognized in "Other reserves" (note 14.7).

They stem from changes in actuarial assumptions (primarily the discount rates) used to measure obligations in the United Kingdom, the euro zone and the United States.

At December 31, 2007, actuarial losses related to experience adjustments amounted to €36 million for the Group. At December 31, 2006, actuarial gains and losses related to experience adjustments amounted to €12.1 million in the United States and the United Kingdom.

	Dec. 31, 2007	o/w US plans	Dec. 31, 2006	o/w US plans
4. Change in fair value of plan assets				
Fair value of plan assets at beginning of year	**1,417.7**	***886.8***	1,395.4	*918.8*
Expected return on plan assets	**105.7**	***75.1***	104.1	*75.0*
Plan participants' contributions	**5.2**	-	5.6	-
Employer contributions	**26.1**	***1.1***	19.6	*5.1*
Benefits paid	**(59.2)**	***(39.4)***	(60.4)	*(41.5)*
Actuarial gains/(losses) recognized in equity	**(2.5)**	***(7.9)***	49.6	*28.4*
Changes in the scope of consolidation	**28.1**	-	0.4	-
Translation adjustments	**(120.8)**	***(95.5)***	(105.8)	*(99.0)*
Curtailments and settlements	**(4.2)**	-	-	-
Other	**5.6**	-	9.2	-
Fair value of plan assets at end of year	**1,401.7**	***820.2***	**1,417.7**	***886.8***

The actual return on plan assets came to €103 million.

Actuarial gains and losses have been fully recognized in "Other reserves" (note 14.7).

They stem from differences between the actual and expected return on assets in the United States, Canada and the United Kingdom.

	Dec. 31, 2007	o/w US plans	Dec. 31, 2006	o/w US plans
5. Funded status				
Projected benefit obligation	**(1,958.1)**	***(878.9)***	(2,035.4)	*(917.6)*
Fair value of plan assets	**1,401.7**	***820.2***	1,417.7	*886.8*
Effect of the asset ceiling	**(9.4)**	-	-	-
Deferred items:				
Unrecognized past service cost	**0.8**	***0.3***	0.9	*0.6*
Net Asset/(Liability) recognized in the balance sheet	**(565.0)**	***(58.4)***	**(616.8)**	***(30.2)***

15.3 - Provision for other post-employment benefits

Changes in provisions for other post-employment and long-term benefits were as follows:

	Dec. 31, 2007	Dec. 31, 2006
1. Components of net cost recognized in the statement of income		
Service cost	**6.0**	6.2
Interest cost (impact of discounting)	**21.8**	25.2
Expected return on plan assets	**0.0**	-
Past service cost	**(4.4)**	(5.0)
Curtailments and settlements	**-**	-
Net cost recognized in the statement of income	**23.4**	**26.4**

	Dec. 31, 2007	Dec. 31, 2006
2. Change in projected benefit obligation		
Projected benefit obligation at beginning of year	**477.2**	**543.6**
Service cost	**6.0**	6.2
Interest cost (effect of discounting)	**21.8**	25.2
Plan participants' contribution	**1.5**	1.7
Benefits paid	**(25.8)**	(27.2)
Actuarial (gains)/losses recognized in equity	**(76.9)**	(23.7)
Past service cost	**0.3**	-
Changes in the scope of consolidation	**-**	(0.7)
Translation adjustments	**(39.2)**	(48.1)
Other (including curtailments and settlements)	**1.5**	0.2
Projected benefit obligation at end of year	**366.4**	**477.2**

Actuarial gains and losses have been fully recognized in "Other reserves" (note 14.7).

They stem from changes in actuarial assumptions (primarily the discount rate).

Actuarial gains related to experience adjustments amounted to €59 million at December 31, 2007 for the Group.

	Dec. 31, 2007	Dec. 31, 2006
3. Funded status		
Projected benefit obligation	**366.4**	477.2
Deferred items:		
Unrecognized past service cost	**32.8**	39.7
Provision recognized in the balance sheet	**399.2**	**516.9**

5

Note 16 - Provisions for contingencies

	Economic risks	Customer risks	Product risks	Environmental risks	Restructuring	Other risks	Provisions
Dec. 31, 2005	**75.1**	**67.7**	**139.9**	**39.7**	**93.8**	**70.5**	**486.7**
Long-term portion	*37.0*	*43.6*	*34.4*	*32.6*	*20.0*	*42.4*	*210.0*
Additions	99.5	7.6	70.9	5.6	49.9	25.8	259.3
Discounting effect	(0.3)	-	0.2	0.3	0.3	-	0.5
Utilizations	(9.9)	(10.2)	(59.0)	(1.6)	(53.8)	(9.3)	(143.8)
Reversals of surplus provisions	(7.5)	(1.0)	(17.6)	(0.3)	(1.6)	(4.7)	(32.7)
Translation adjustments	(0.5)	(5.8)	(5.1)	(1.2)	(1.2)	(5.9)	(19.7)
Changes in the scope of consolidation and other	4.5	(1.5)	16.1	1.3	(2.8)	1.9	19.5
Dec. 31, 2006	**160.9**	**56.8**	**145.4**	**43.8**	**84.6**	**78.3**	**569.8**
Long-term portion	*83.8*	*50.0*	*34.9*	*32.1*	*15.2*	*67.1*	*283.1*
Additions	151.7	5.5	52.3	2.1	39.0	35.4	286.0
Discounting effect	0.1	-	(0.0)	0.0	0.2	0.3	0.6
Utilizations	(28.5)	(4.7)	(42.0)	(4.4)	(62.1)	(17.1)	(158.8)
Reversals of surplus provisions	(16.9)	(0.1)	(14.1)	(1.5)	(1.3)	(2.6)	(36.5)
Translation adjustments	0.1	(5.3)	(6.6)	(1.0)	(1.4)	(5.8)	(20.0)
Changes in the scope of consolidation and other	41.5	0.8	29.5	4.0	(3.5)	(3.9)	68.4
Dec. 31, 2007	**308.9**	**53.0**	**164.5**	**43.0**	**55.5**	**84.6**	**709.6**
Long-term portion	*85.0*	*44.8*	*25.4*	*29.9*	*7.4*	*71.6*	*264.1*

(a) Economic risks

These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

During the year, the Group set aside provisions in an amount of €72 million to cover information systems contracts. These provisions concern difficulties encountered in deploying the outsourcing contract with Capgemini, the signature of an agreement to bring certain outsourced operations back in house in early 2008, and delays and difficulties in developing the SAP core model.

In 2006, the Group also acknowledged the European Commission's decision concerning two former subsidiaries' alleged participation in a high voltage switchgear cartel and set aside €8 million to cover the related fine, which was paid in 2007.

(b) Customer risks

These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis. They also cover losses at the end of various long-term contracts in an amount of €7 million.

(c) Product risks

These provisions comprise:

- Provisions recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months,
- Provisions to cover disputes concerning defective products and recalls of clearly identified products.

(d) Environmental risks

These provisions are primarily set aside to cover potential reclamation costs. No new risks were identified during site reviews in 2007.

(e) Restructuring

New provisions were set aside during the year to cover the costs of restructuring plans in Europe and the United States (note 25).

Note 17 - Long and short-term debt

Non current financial liabilities break down as follows:

	Dec. 31, 2007	Dec. 31, 2006
Convertible and non-convertible bonds	**3,945.6**	3,687.9
Bank and other borrowings	**669.1**	253.8
Lease liabilities	**19.6**	23.9
Employee profit sharing	**4.8**	5.2
Short-term portion of convertible and non-convertible bonds	**(749.2)**	(450.0)
Short-term portion of long-term debt	**(104.5)**	(63.7)
Non current financial liabilities	**3,785.4**	**3,457.1**

Current financial liabilities break down as follows:

	Dec. 31, 2007	Dec. 31, 2006
Commercial paper	**-**	55.0
Accrued interest	**79.9**	44.9
Other short-term borrowings	**1,357.5**	154.9
Bank overdrafts	**110.2**	116.1
Short-term portion of convertible and non-convertible	**749.2**	450.0
Short-term portion of long-term debt	**104.5**	63.7
Current financial liabilities	**2,401.3**	**884.6**
Total current and non current financial liabilities	**6,186.7**	**4,341.7**

17.1 - Breakdown by maturity

	Dec. 31, 2007			Dec. 31, 2006
	Nominal	Interest	Swaps	Nominal
2007	-	-	-	884.6
2008	2,401.3	201.4	2.1	851.8
2009	142.2	163.2	0.9	25.9
2010	947.8	146.5	3.1	917.0
2011	548.7	117.0	2.8	518.0
2012	55.8	101.3	1.5	1,144.4*
2013 and beyond	2,090.9	240.5	1.7	-
Total	**6,186.7**	**969.9**	**12.1**	**4,341.7**

** 2012 and beyond.*

17.2 - Breakdown by currency

	Dec. 31, 2007	Dec. 31, 2006
Euro	**4,907.3**	4,100.9
US dollar	**1,049.0**	30.5
Indian rupee	**72.2**	53.1
New Zealand dollar	**-**	2.5
Japanese yen	**23.5**	22.3
Other	**134.7**	132.4
Total	**6,186.7**	**4,341.7**

17.3 - Ordinary bonds

	Dec. 31, 2007	Dec. 31, 2006	Effective interest rate	Maturity
Schneider Electric SA 2007	**-**	450.0	6.1275% fixed	Oct 2007
Schneider Electric SA 2008	**749.2**	750.0	3.875% fixed	Oct 2008
Schneider Electric SA 2009	**108.9**	-	3.375% fixed	Janv 2009
Schneider Electric SA 2010	**898.3**	897.7	3.125% fixed	Aug 2010
Schneider Electric SA 2011	**499.2**	499.0	EUR + 0.2% variable	Jul 2011
Schneider Electric SA 2014	**497.2**	496.8	4.500% fixed	Jan 2014
Schneider Electric SA 2015	**598.0**	-	5.375% fixed	Jan 2015
Schneider Electric SA 2017	**594.8**	594.4	4.000% fixed	Aug 2017
Total	**3,945.6**	**3,687.9**		

On October 8, 2007, Schneider Electric SA issued €600 million worth of 5.375% bonds due January 8, 2015. The bonds are traded on the Luxembourg stock exchange.

On January 26, 2007, Schneider Electric SA issued €110 million worth of 3.375% bonds due January 26, 2009. The bonds are traded on the Luxembourg stock exchange .

On July 17, 2006, Schneider Electric SA issued €500 million worth of bonds at the Euribor 3-month rate + 0.20%, due July 18, 2011. Also on July 17, 2006, Schneider Electric issued €500 million worth of 4.5% bonds due January 17, 2014. These bonds are traded on the Luxembourg stock exchange.

On August 11, 2005, Schneider Electric SA issued €1,500 million worth of bonds as part of its EMTN program. The issue comprises a €900 million five-year tranche at 3.125% and a €600 million twelve-year tranche at 4%. The bonds are traded on the Luxembourg stock exchange.

On October 31, 2003, Schneider Electric SA issued €750 million worth of 3.875% bonds due October 31, 2008. The bonds are traded on the Luxembourg stock exchange.

Lastly, the Group redeemed €450 million worth of bonds that came due in October 2007.

17.4 - Other information

At December 31, 2007, Schneider Electric had unused confirmed credit lines of €2,546 million. These lines of credit are available for the period.

As part of the financing package for the APC acquisition, Schneider Electric SA obtained one-year acquisition financing in an amount of €2.5 billion and a three-year confirmed line of credit in an amount of €2 billion.

Note 18 - Other non-current liabilities

	Dec. 31, 2007	Dec. 31, 2006
MGE UPS acquisition debt	-	35.1
Clipsal acquisition debt	**54.1**	47.0
Applied Control Technology acquisition debt	-	1.8
Delixi Electric acquisition debt	**15.3**	-
Elite Engineering Limited acquisition debt	**1.4**	-
Din Elektro Kraft acquisition debt	**1.0**	-
Other	**4.9**	6.3
Other non-current liabilities	**76.7**	**90.2**

The agreement for the acquisition of Clipsal includes a seller's warranty providing for part of the acquisition price to be withheld. This amount has been placed in escrow (note 8.2).

Note 19 - Commitments and contingent liabilities

19.1 - Guarantees given and received

	Dec. 31, 2007	Dec. 31, 2006
Contract counterguarantees (1)	**207.1**	176.0
Mortgages and collateral (2)	**24.3**	20.1
Guarantees	**1.6**	0.5
Other commitments given (3)	**189.1**	187.2
Guarantees given	**422.0**	**383.8**
Other guarantees received	**43.4**	41.8
Guarantees received	**43.4**	**41.8**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a provision for contingencies is recorded when the risk is considered probable and can be reasonably estimated.

(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.

(3) Other guarantees given primarily comprise letters of credit issued by Square D, as well as guarantees to certain lessors that rental payments will be made until the end of the lease.

19.2 - Purchase commitments

Shares in subsidiaries and affiliates

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies or relate to earn-out payments. The amount of these commitments was not material at December 31, 2007.

Information technology services

In 2004, the Group signed an agreement with Capgemini to outsource its European IT functions and to develop and deploy shared management applications using SAP in Europe. The first pilot version was deployed in India in April 2007 and a second version should be rolled out in several European countries in mid-2008.

Payments to Capgemini replace the cost of the IT function, which was previously managed internally. In early 2006, the duration of the reciprocal commitments between Capgemini and Schneider Electric was extended from ten to twelve years.

The 2007 expense related to this outsourcing agreement contractually amounted to €147 million, including volume and indexation effects provided for in the contract. This compares with €136 million in 2006. Schneider Electric capitalized expenses relating to the SAP contract in a net amount of €53 million at end-2007.

During the year, the Schneider Electric and Capgemini entered into discussions to adjust the contract with a view to continuously improving quality and cost effectiveness for both parties. It was decided that part of the operations currently managed by Capgemini will be brought back in house in 2008. These include IT operations in certain European countries and network operations.

19.3 - Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on its financial position or profit. This is notably the case for the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The loan agreements related to the Group's long-term debt do not include any rating triggers.

The Group has also signed an agreement concerning statutory employee training rights in France (DIF). Because the vested rights cannot be reliably estimated, no corresponding provision has been set aside in the financial statements.

Note 20 - Financial instruments

The Group uses financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and metal prices. Exposure to these risks is described in the chapter on Risk Factors in the Registration Document.

20.1 - Carrying amount and nominal amount of derivative financial instruments

	Dec. 31, 2006		Dec. 31, 2007				Dec. 31, 2007	
	IFRS designation	Carrying amount	Other financial income and expense (1)	Equity (2)	Cash and cash equivalents	Carrying amount	Nominal amount Purchase	Sale
Foreign exchange								
Futures - cash flow hedges	CFH*	(74.0)	32.3	54.7	-	13.0	979.9	-
Futures - hedges of balance sheet items	Trading	19.1	6.3	-	-	25.4	662.7	941.6
Options and other hedging instruments	Trading and CFH*	(0.9)	4.1	-	-	3.2	184.6	-
Metal prices								
Futures and options	CFH*	(4.4)	-	(5.2)	-	(9.6)	214.4	-
Interest rates								
Swaps on credit lines	CFH*/FVH*	(1.7)	(1.5)	2.1	-	(1.1)	746.0	-
Derivatives financial instruments		(61.9)	41.2	51.6	-	30.9	-	-

** Cash flow hedge / Fair value hedge.*

(1) Gains and losses on hedging instruments for the period are offset by changes in the fair value of the underlying, which are also recognized in "Other financial income and expense".

(2) Reported in equity under "Other reserves".

The market value of financial instruments, which corresponds to their carrying amount, is estimated either internally by discounting future differential cash flows at current market interest rates or by third party banks.

20.2 - Carrying amount and fair value of financial instruments other than derivatives

	Dec. 31, 2007		Dec. 31, 2006	
	Notional amount [1]	Fair value	Notional amount [1]	Fair value
Available-for-sale financial assets	**322.5**	**322.5**	315.7	315.7
Other non-current financial assets	**124.1**	**124.1**	114.2	114.2
Marketable securities	**510.9**	**510.9**	1,733.3	1,733.3
Bonds	**(3,945.6)**	**(3,795.5)**	(3,687.9)	(3,626.4)
Other short and long-term debt	**(2,241.1)**	**(2,241.1)**	(653.8)	(653.8)
Financial instruments excluding derivatives	**(5,229.2)**	**(5,079.1)**	**(2,178.5)**	**(2,117.0)**

(1) The notional amount corresponds to either amortized cost or fair value.

20.3 - Currency risk

Forward hedging positions by currency

Forward currency hedging positions include a €958.6 million loss in hedges of intragroup loans and borrowings and a €257.6 million income in hedges of operating cash flows.

	Dec. 31, 2007		
	Sales	Purchases	Net
USD	517.7	(1,038.2)	(520.5)
SEK	18.8	(57.2)	(38.4)
DKK	118.1	(267.7)	(149.6)
RUB	53.8	-	53.8
HUF	43.6	-	43.6
AUD	15.8	(16.2)	(0.4)
CZK	21.7	-	21.7
JPY	6.4	(178.5)	(172.1)
AED	3.1	(15.3)	(12.2)
GBP	60.2	(34.2)	26.0
HKD	10.4	(4.2)	6.2
Other	72.0	(31.1)	40.9
Total	**941.6**	**(1,642.6)**	**(701.0)**

20.4 - Impact of financial instruments

December 31, 2007	Impact on financial income and expense	Impact on Equity Fair value	Impact on Equity Translation adjustment	Others
Available-for-sale financial assets	**12.1**	**(32.1)**	**0.7**	**0.4**
Loans and accounts receivable	**133.4**	**-**	**(49.9)**	**(5.1)**
Financial liabilities measured at amortized cost	**(380.2)**	**-**	**(149.7)**	**1.8**
Derivative instruments	**41.2**	**51.6**	**0.3**	**-**
Total	**(193.5)**	**19.5**	**(198.6)**	**(2.9)**

December 31, 2006	Impact on financial income and expense	Impact on Equity Fair value	Impact on Equity Translation adjustment	Others
Available-for-sale financial assets	8.9	40.7	(5.9)	1.5
Loans and accounts receivable	84.6	-	(136.7)	12.4
Financial liabilities measured at amortized cost	(188.6)	-	(193.3)	3.8
Derivative instruments	38.3	(93.2)	-	-
Total	**(56.8)**	**(52.5)**	**(335.9)**	**17.7**

The impact of financial instruments, by category, on profit and equity was as follows:

- The main impact on profit was in interest income and expense.
- The impact on equity primarily stemmed from the measurement of available-for-sale assets and derivative instruments and translation adjustments for loans, accounts receivable and liabilities denominated in foreign currency.

20.5 - Balance sheet amounts for financial instruments by category

	Dec. 31, 2007 Carrying value	Dec. 31, 2007 Fair value	Breakdown by category: Available-for-sale financial assets (AFS)	Loans and receivables (LAR)	Financial liabilities at amortized cost (FLAC)	Derivative instruments
ASSETS						
Non-current assets						
Available-for-sale financial assets	**322.5**	**322.5**	322.5	-	-	-
Other non-current financial assets	**124.1**	**124.1**	-	124.1	-	-
Total non-current assets	**446.6**	**446.6**	**322.5**	**124.1**	**-**	**-**
Current assets						
Trade accounts receivable	**3,463.2**	**3,463.2**	-	3,463.2	-	-
Other receivables	**45.4**	**45.4**	-	-	-	45.4
Current financial assets	**83.9**	**83.9**	-	83.9	-	-
Cash and cash equivalents	**1,268.9**	**1,268.9**	-	1,268.9	-	-
Total current assets	**4,861.4**	**4,815.9**	**-**	**4,815.9**	**-**	**45.4**
LIABILITIES						
Non-current liabilities						
Other long-term debt	**3,785.4**	**3,635.4**	-	-	3,785.4	-
Total non-current liabilities	**3,785.4**	**3,635.4**	**-**	**-**	**3,785.4**	**-**
Current liabilites						
Trade accounts payable	**2,132.9**	**2,132.9**	-	-	2,132.9	-
Other current liabilities	**22.3**	**22.3**	-	-	7.8	14.5
Short-term debt	**2,401.3**	**2,401.3**	-	-	2,401.3	-
Total current liabilities	**4,556.5**	**4,556.5**	**-**	**-**	**4,542.0**	**14.5**

	Dec. 31, 2006 Carrying value	Dec. 31, 2006 Fair value	Breakdown by category: Available-for-sale financial assets (AFS)	Loans and receivables (LAR)	Financial liabilities at amortized cost (FLAC)	Derivative instruments
ASSETS						
Non-current assets						
Available-for-sale financial assets	315.7	315.7	315.7	-	-	-
Other non-current financial assets	114.2	114.2	-	114.2	-	-
Total non-current assets	**429.9**	**429.9**	**315.7**	**114.2**	**-**	**-**
Current assets						
Trade accounts receivable	2,882.8	2,882.8	-	2,882.8	-	-
Other receivables	-	-	-	-	-	-
Current financial assets	73.5	73.5	-	73.5	-	-
Cash and cash equivalents	2,544.1	2,544.1	-	2,544.1	-	-
Total current assets	**5,500.4**	**5,500.4**	**-**	**5,500.4**	**-**	**-**
LIABILITIES						
Non-current liabilities						
Other long-term debt	3,457.1	3,395.6	-	-	3,457.1	-
Total non-current liabilities	**3,457.1**	**3,395.6**	**-**	**-**	**3,457.1**	**-**
Current liabilites						
Trade accounts payable	1,948.5	1,948.5	-	-	1,948.5	-
Other current liabilities	70.3	70.3	-	-	8.4	61.9
Short-term debt	884.6	884.6	-	-	884.6	-
Total current liabilities	**2,903.4**	**2,903.4**	**-**	**-**	**2,841.5**	**61.9**

Note 21 - Related party transactions

21.1 - Associates

These are primarily companies over which the Group has significant influence. They are accounted for by the equity method. Transactions with these related parties are carried out on arm's length terms.

Related party transactions were not material in 2007.

21.2 - Related parties with significant influence

No transactions were carried out during the year with members of the Board of Directors or with Supervisory Board or Management Board members.

Compensation and benefits paid to the Group's top senior executives are described in note 27.3.

Note 22 - Segment information

First-level segment information is broken down according to the Group's four operating divisions on the basis of asset location. Performance assessments and management decisions are notably based on Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles (EBITA).

Data by region includes the contribution from Critical Power. Data concerning General Management that cannot be allocated to a particular segment are presented under "Holding". Details are provided in chapter 4 of the Registration Document (Business Review).

Segment assets include goodwill, net, intangible assets, net and property, plant and equipment, net, inventories and work in process, trade accounts receivable and other receivables. Segment liabilities include short-term provisions and provision for contingencies, trade accounts payable and other current liabilities.

December 31, 2007	Europe	North America	Asia-Pacific	Rest of the World	Holding (1)	Total
Revenue	**7,846**	**4,770**	**3,233**	**1,460**	**-**	**17,309**
EBITA	**1,349**	**787**	**440**	**232**	**(246)**	**2,562**
Segment Assets	**7,956**	**7,347**	**3,667**	**792**	**423**	**20,185**
of which goodwill	***3,379***	***2,867***	***1,767***	***128***	**-**	***8,141***
Segment Liabilities	**2,328**	**1,204**	**738**	**261**	**891**	**5,422**
Capital employed, gross	**327**	**101**	**101**	**6**	**101**	**636**

(1) Including a €118 million of asset and a €54 million of investment in the SAP core model.

December 31, 2006	Europe	North America	Asia-Pacific	Rest of the World	Holding (1)	Total
Revenue	6,402	3,698	2,514	1,116	-	13,730
EBITA	1,137	561	352	190	(221)	2,019
Segment Assets	7,088	4,380	2,336	600	390	14,794
of which goodwill	*2,808*	*2,479*	*804*	*95*	-	*6,186*
Segment Liabilities	2,351	1,206	571	198	666	4,992
Capital employed, gross	266	81	97	16	85	545

(1) Including a €93 million of asset and a €52 million of investment in the SAP core model.

The second level of segment information is broken down according to the Group's three main businesses.

Revenue	2007	2006
Electrical Distribution	**9,869**	8,606
Automation & Control	**4,937**	4,456
Critical Power	**2,503**	668
Holding	**-**	-
	17,309	**13,730**

EBITA margin (%)	2007	2006
Electrical Distribution	**18.1%**	17.3%
Automation & Control	**14.2%**	14.7%
Critical Power	**12.7%**	13.9%
Holding	**-1.4%**	-1.6%
	14.8%	**14.7%**

Note 23 - Research and Development

Research and development costs break down as follows:

	2007	2006
Research and development costs recognized as an expense [1]	**591.7**	488.4
Capitalized development costs [2]	**130.9**	132.4
Total Research and Development costs of the year	**722.6**	**620.8**

(1) Of which €153.0 million recognized in cost of sales, €21.6 million in selling expenses and €417.1 million in R&D costs in 2007.
Of which €149.4 million recognized in cost of sales, €14.6 million in selling expenses and €324.7 million in R&D costs in 2006.

(2) Of which €2.4 million recognized in software in 2007.
Of which €11.6 million recognized in software in 2006.

Amortization of capitalized development costs came to €42 million in 2007 and €23 million in 2006. In addition, exceptional impairment losses of €6 million were recorded on capitalized development costs in 2007.

Note 24 - Depreciation, amortization and provision expense

Depreciation, amortization and provision expenses recognized in operating expenses were as follows:

	2007	2006
Included in cost of sales:		
Depreciation and amortization	**(282.6)**	(254.0)
Provisions	**(16.1)**	(10.8)
Included in selling, general and administrative expenses		
Depreciation and amortization	**(139.6)**	(138.5)
Provisions	**(27.0)**	(20.5)
Depreciation, amortization and provision expense	**(465.3)**	**(423.8)**

In 2007, provisions in an amount of €108 million were recorded in other operating income/expense (note 25). Impairment of other non-current assets represented a net charge of €41 million.

Note 25 - Other operating income and expenses

Other operating income and expenses break down as follows:

	2007	2006
Restructuring	**(97.9)**	(80.7)
Impairment losses on property, plant and equipment and intangible	**(39.8)**	(35.2)
Gains on asset disposals	**37.9**	45.6
Losses on asset disposals	**(6.3)**	(7.5)
Other	**(35.6)**	(38.2)
Other operating income and expenses	**(141.7)**	**(116.0)**

In 2007, the Group realized capital gains on sales of real estate assets, including headquarters buildings in the Paris region.

Operating profit included €138 million in non-recurring expenses related to asset impairment (€40 million) and restructuring programs (€98 million). Non-recurring expenses primarily stemmed from continued industrial reorganization in Europe, for €40 million, reorganization of the Critical Power business in Europe and the United States, for €22 million, and reorganization of the Building Automation business in the United States, for €10 million.

The Group realized a capital gain on the divestment of MGE UPS's small systems in an amount of €60 million (after taking into account the write-off of €221 million in goodwill and €100 million in trademark impairment). It also set a side a provision of €72 million to cover its IT contracts (note 16a). Both of these items are recorded in "Other" above.

Note 26 - Net financial income

This item consists solely of income and expense relating to financial assets (including cash and cash equivalents) and debt.

	2007	2006
Interest income	93.2	34.1
Interest expense	(380.2)	(188.6)
Net gains/(losses) on the sale of marketable securities	40.2	50.5
Finance costs, net	***(246.8)***	***(104.0)***
Dividend income	11.2	10.7
Exchange gains and losses, net	(20.5)	(15.5)
Impairment losses on financial assets	12.3	18.2
Net gains/(losses) on disposal of long-term investments	(11.4)	(20.0)
Discounting adjustments to non-current assets and liabilities	(1.0)	2.0
Fair value adjustments	0.3	0.1
Other financial expense, net	(10.0)	(12.4)
Finance costs and other financial income and expense, net	(265.9)	(120.9)

Note 27 - Employees

27.1 - Number of employees

The average number of permanent and temporary employees was as follows in 2007 and 2006:

(number of employees)	2007	2006
Production	52,360	46,135
Administration	66,980	53,943
Total average number of employees	**119,340**	**100,078**
By region:		
Europe	51,046	46,962
North America	28,179	23,610
Asia-Pacific	32,010	22,753
Rest of the world	8,104	6,753

The increase in employee numbers primarily reflects acquisitions for the year.

27.2 - Employee benefits expense

	2007	2006
Payroll costs (1)	(4,505.7)	(3,796.7)
Profit-sharing and incentive bonuses	(78.7)	(78.4)
Stock options	(24.3)	(20.8)
WESOP	(12.0)	-
Total employee benefits expense	(4,620.7)	(3,895.9)

(1) Including €46.9 million for pension and other post-employment benefits and €23.4 million for other employee benefits (note 15).

27.3 - Management compensation and benefits

In 2007, directors' fees of €0.7 million were paid to the members of the Board of Directors.

Total gross compensation paid to members of Senior Management (excluding corporate officers) amounted to €4.5 million, of which €2.3 million in variable bonuses.

A total of 1,649,100 stock options and 15,301 stock grants have been granted to members of Management through plans set up since 2001.

Pension and other post-employment benefit obligations with respect to members of Management amounted to €65 million at December 31, 2007 versus €73 million at December 31, 2006.

More detailed information on Senior Management is provided in chapter 2, paragraph 9 of the Registration Document.

Note 28 - Subsequent events

On January 11, 2008, the Group signed an agreement to acquire US-based IMS, a company that designs and manufactures integrated motor and drive products. In 2007, IMS generated revenue of around $20 million.

Note 29 - Consolidated companies

The main companies included in the Schneider Electric Group scope of consolidation are listed below.

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Europe			
Fully consolidated			
APC Deutschland GmbH	Germany	**100.00**	-
Asentics GmbH	Germany	**80.00**	80.00
Asentics GmbH & Co. KG	Germany	**80.00**	80.00
Berger Lahr GmbH & Co. KG	Germany	**100.00**	100.00
Berger Lahr Positec GmbH & Co KG	Germany	**100.00**	100.00
Berger Lahr Services GmbH	Germany	**100.00**	100.00
Citect GmbH	Germany	**100.00**	100.00
Crouzet GmbH	Germany	**100.00**	100.00
Drive Tech Gmbh	Germany	**100.00**	100.00
Elau Administration GmbH	Germany	-	100.00
Elau Elektronik Automations AG	Germany	**100.00**	100.00
Elau Engineering GmbH	Germany	**100.00**	100.00
Elau Systems GmbH	Germany	**100.00**	100.00
Elso GmbH	Germany	**100.00**	100.00
Gerhard Berger GmbH	Germany	**100.00**	100.00
Kavlico GmbH	Germany	**100.00**	100.00
Kind Beteiligungsgesellschaft GmbH	Germany	**100.00**	100.00
Merten Beteiligung GmbH	Germany	**100.00**	100.00
Merten GmbH & Co.KG	Germany	**100.00**	100.00
Merten Holding GmbH	Germany	**100.00**	100.00
Messner Gebäudetechnik GmbH	Germany	**100.00**	100.00
MGE USV-Systeme GmbH	Germany	**100.00**	95.67
Power Measurement Europe GmbH	Germany	**100.00**	100.00
Pulsotronic Merten GmbH & Co. KG	Germany	**100.00**	100.00
Ritto GmbH & Co.KG	Germany	**100.00**	-
Sarel GmbH	Germany	**99.00**	99.00
Schneider Electric Beteiligungs GmbH	Germany	**100.00**	-
Schneider Electric Deutschland GmbH	Germany	**100.00**	100.00
Schneider Electric GmbH	Germany	**100.00**	100.00
Schneider Electric Motion GmbH	Germany	**100.00**	100.00
Schneider Electric Power Drives GmbH	Germany	**100.00**	100.00
Stago Deutschland GmbH	Germany	**100.00**	100.00
Svea Building Control System GmbH & Co. KG	Germany	**70.00**	70.00
Tac GmbH	Germany	**100.00**	100.00
SVEA GmbH	Germany	**70.00**	70.00
Vitrum Beteiligungs GmbH	Germany	**100.00**	100.00
Vitrum GmbH & Co. KG	Germany	**100.00**	100.00
Berger Lahr Positec GmbH	Austria	**51.00**	51.00
DRIVEScom Internet Business Services	Austria	**100.00**	100.00
Merten GmbH & Co. KG	Austria	**100.00**	100.00
MGE UPS Systems Vertriebs GmbH	Austria	**100.00**	95.67
Sarel Vertriebs GmbH	Austria	-	99.00
Schneider Electric Austria GmbH	Austria	**100.00**	100.00
Schneider Electric Power Drives Gmbh	Austria	**100.00**	100.00
STI Power Drives GmbH	Austria	**60.00**	76.00
Cofibel	Belgium	**100.00**	100.00
Cofimines	Belgium	**100.00**	100.00
Crouzet SA	Belgium	**100.00**	100.00
OVA Bargellini International SA	Belgium	**100.00**	100.00
Sarel Belgique	Belgium	**99.00**	99.00

5

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Schneider Electric NV/SA	Belgium	**100.00**	100.00
Schneider Electric Services International	Belgium	**100.00**	100.00
UPS Systems MGE B.V.	Belgium	**100.00**	95.67
Schneider Electric Bulgaria	Bulgaria	**100.00**	100.00
Schneider Electric d.o.o	Croatia	**100.00**	100.00
APC Danemark ApS	Denmark	**100.00**	-
Elmat ApS	Denmark	**100.00**	100.00
JO-EL Electric A/S	Denmark	**100.00**	100.00
Schneider Electric Denmark A/S	Denmark	**100.00**	100.00
Schneider Nordic Baltic A/S	Denmark	**100.00**	100.00
Tac A/S	Denmark	**100.00**	100.00
AEM SA	Spain	**100.00**	100.00
APC Spain S.L.	Spain	**100.00**	-
EFI Electronics Europe SL	Spain	**100.00**	100.00
Himel SA	Spain	**100.00**	100.00
Mesa SA	Spain	**100.00**	100.00
MGE UPS Espana SA	Spain	**100.00**	95.67
Schneider Electric Espana SA	Spain	**100.00**	100.00
Schneider Electric EESTI AS (ex A/S Lexel Electric)	Estonia	**100.00**	100.00
Tac Finland Oy	Finland	**100.00**	100.00
Elari Oy	Finland	**100.00**	100.00
Elko Suomi Oy	Finland	**100.00**	100.00
I-Valo Oy	Finland	**100.00**	100.00
JO-EL Electric Oy	Finland	**100.00**	100.00
Oy Esmi AB	Finland	**100.00**	100.00
Oy Lexel Finland AB	Finland	**100.00**	100.00
Schneider Electric Finland Oy	Finland	**100.00**	100.00
Strömfors Electric Oy	Finland	**100.00**	100.00
Alombard	France	**100.00**	100.00
APC Europe SARL	France	**100.00**	-
APC France SARL	France	**100.00**	-
Ateliers de Constructions Electriques de Grenoble - ACEG	France	**100.00**	100.00
Auxibati SCI	France	**100.00**	100.00
BCV Technologies	France	**100.00**	100.00
Behar-Sécurité Sarl	France	**100.00**	100.00
BEI Ideacod SAS	France	-	100.00
BEI Technologies SAS	France	**100.00**	100.00
Berger Lahr Positec Sarl	France	**100.00**	100.00
Boissière Finance	France	**100.00**	100.00
Citect Sarl	France	**100.00**	100.00
Citef SAS	France	-	100.00
Construction Electrique du Vivarais	France	**100.00**	95.67
Crouzet Automatismes	France	**100.00**	100.00
DEXTUS	France	**100.00**	100.00
DINEL	France	**100.00**	100.00
Distrelec	France	**100.00**	100.00
Elau SARL	France	**100.00**	100.00
Electro Porcelaine	France	**100.00**	100.00
Elkron France	France	**100.00**	100.00
Euromatel	France	**100.00**	100.00
France Transfo	France	**100.00**	100.00
Infra +	France	-	100.00
Le Moule Métallique	France	**100.00**	100.00
Machines Assemblage Automatique	France	**100.00**	100.00
Materlignes	France	**100.00**	100.00
Merlin Gerin Alès	France	**100.00**	100.00
Merlin Gerin Alpes	France	**100.00**	100.00
Merlin Gerin Loire	France	**100.00**	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
MGE Finances SAS	France	**100.00**	95.67
MGE France	France	**100.00**	-
MGE UPS Systems	France	**-**	95.67
Muller & Cie	France	**100.00**	100.00
Napac	France	**-**	100.00
Infraplus	France	**100.00**	-
Newlog SAS	France	**100.00**	100.00
Normabarre	France	**100.00**	100.00
Prodipact	France	**100.00**	100.00
Rectiphase	France	**100.00**	100.00
SA2E	France	**100.00**	95.67
SAE Gardy	France	**100.00**	100.00
SAEI	France	**100.00**	95.67
Sarel Appareillage Electrique	France	**99.00**	99.00
Scanelec	France	**100.00**	100.00
Schneider Automation	France	**100.00**	100.00
Schneider Electric Foncière	France	**100.00**	100.00
Schneider Electric France	France	**100.00**	100.00
Schneider Electric Holding Europe	France	**100.00**	-
Schneider Electric Holding Amérique du Nord	France	**100.00**	-
Schneider Electric Industries SAS	France	**100.00**	100.00
Schneider Electric International	France	**100.00**	100.00
Schneider Electric SA (Parent company)	France	**100.00**	100.00
Schneider Electric Telecontrol	France	**100.00**	100.00
Schneider Toshiba Inverter Europe SAS	France	**60.00**	60.00
Schneider Toshiba Inverter SAS	France	**60.00**	60.00
SCI du Pré Blanc	France	**100.00**	100.00
Senside	France	**-**	100.00
SEP Le Guavio	France	**100.00**	100.00
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	France	**100.00**	100.00
Société d'Application Electro-Mécanique - SAEM	France	**-**	100.00
Société Dauphinoise Electrique - SDE	France	**100.00**	100.00
Société du Rebauchet	France	**100.00**	95.67
Société Electrique d'Aubenas SA - SEA	France	**100.00**	100.00
Société Française Gardy SA	France	**100.00**	100.00
Société pour l'équipement des industries chimiques (SPEI)	France	**100.00**	100.00
Sogefred	France	**-**	100.00
Spie-Capag	France	**100.00**	100.00
Sté Française de Constructions Mécaniques et Electriques - SFCME	France	**100.00**	100.00
Sté Rhodanienne d'Etudes et de Participations - SREP	France	**100.00**	100.00
Systèmes Equipements Tableaux Basse Tension - SETBT	France	**100.00**	100.00
Transfo Services	France	**100.00**	100.00
Usibati SCI	France	**100.00**	100.00
Advance Cayson Limited	United Kingdom	**100.00**	-
Advance Dormant No. 1 Ltd.	United Kingdom	**100.00**	-
Ajax Electrical Ltd	United Kingdom	**100.00**	100.00
APC DC Network Solutions UK Limited	United Kingdom	**100.00**	-
APC Holdings (UK) Limited	United Kingdom	**100.00**	-
APC Power and Cooling, UK Limited	United Kingdom	**100.00**	-
APC UK Limited	United Kingdom	**100.00**	-
Berger Lahr Positec Ltd	United Kingdom	**100.00**	100.00
Capacitors Ltd	United Kingdom	**100.00**	100.00
CBS Group Limited	United Kingdom	**100.00**	95.67
Citect Ltd	United Kingdom	**100.00**	100.00
Crouzet Ltd	United Kingdom	**100.00**	100.00
Crydom SSR Ltd	United Kingdom	**100.00**	100.00
E-GETIT Limited	United Kingdom	**100.00**	100.00

5

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Elau Ltd	United Kingdom	**100.00**	100.00
Electric City Limited	United Kingdom	**100.00**	100.00
GET Group PLC	United Kingdom	**100.00**	100.00
GET Pension Scheme Limited	United Kingdom	**100.00**	100.00
GET PLC	United Kingdom	**100.00**	100.00
Grawater Ltd	United Kingdom	**100.00**	100.00
Grawater of Wakefield Ltd	United Kingdom	**100.00**	100.00
JO EL Electric Ltd	United Kingdom	**100.00**	100.00
JO JO (UK) Ltd	United Kingdom	**100.00**	100.00
Lexel Holdings (UK) Limited	United Kingdom	**100.00**	100.00
MGE UPS Systems Ltd	United Kingdom	**100.00**	95.67
MITA (NW) Ltd	United Kingdom	**100.00**	100.00
MITA (UK) Ltd	United Kingdom	**100.00**	100.00
Nestfarm Limited	United Kingdom	**100.00**	100.00
Newall Measurement Systems Ltd	United Kingdom	**100.00**	100.00
Pelco UK Limited	United Kingdom	**100.00**	-
Sarel Ltd	United Kingdom	**100.00**	100.00
Satchwell Controls Systems Ltd	United Kingdom	**100.00**	100.00
Schneider Electric (UK) Ltd	United Kingdom	**100.00**	100.00
Schneider Electric Ltd	United Kingdom	**100.00**	100.00
Tac Satchwell Northern Ireland Ltd	United Kingdom	**100.00**	-
TAC UK Ltd	United Kingdom	**100.00**	100.00
Thorsman Ltd	United Kingdom	**100.00**	100.00
Tower Forged Products Ltd	United Kingdom	**100.00**	100.00
Tower Manufacturing Ltd	United Kingdom	**100.00**	100.00
Walker Mainstay Ltd	United Kingdom	**100.00**	100.00
Yorkshire Switchgear Group Ltd	United Kingdom	**100.00**	100.00
MGE UPS Systems Hellas Abe	Greece	**100.00**	95.67
Schneider Electric AE	Greece	**100.00**	100.00
Advance Power Elektronikai KFT	Hungary	**100.00**	-
BEI Automative Hungary Manufacturing Inc	Hungary	**100.00**	100.00
Merlin Gerin Zala	Hungary	**100.00**	100.00
Prodax Elektromos	Hungary	**100.00**	100.00
Schneider Electric Hungaria Villamassagi RT	Hungary	**100.00**	100.00
APC (EMEA) Limited	Ireland	**100.00**	-
APC Distribution Limited	Ireland	**100.00**	-
APC Dublin Limited	Ireland	**100.00**	-
Schneider Electric Ireland	Ireland	**100.00**	100.00
Square D Company Ireland Ltd	Ireland	**100.00**	100.00
Tac Satchwell Ireland Ltd	Ireland	**100.00**	-
Thorsman Ireland Ltd	Ireland	**-**	100.00
Thorsman Sales Ireland Ltd	Ireland	**100.00**	100.00
APC Italia S.r.l.	Italy	**100.00**	-
Controlli Srl	Italy	**100.00**	100.00
Crouzet Componenti Srl	Italy	**100.00**	100.00
Elau Systems Italia Srl	Italy	**100.00**	100.00
Et.Ts. Entreprise Technologies Srl	Italy	**70.00**	-
MGE Italia SpA	Italy	**100.00**	95.67
OVA Bargellini SpA	Italy	**100.00**	100.00
Pamoco Srl	Italy	**100.00**	100.00
SAIP & Schyller Srl	Italy	**100.00**	100.00
Schneider Electric Industrie Italia Spa	Italy	**100.00**	100.00
Schneider Electric Spa	Italy	**100.00**	100.00
Schneider Italia Spa	Italy	**100.00**	100.00
Lexel Fabrika SIA	Latvia	**100.00**	100.00
Schneider Electric Latvija SIA	Latvia	**100.00**	100.00
UAB Schneider Electric Lietuva (ex UAB Lexel Electric)	Lituania	**100.00**	100.00
Comodot	Luxemburg	**100.00**	-

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
SGBT European Major Investments SA	Luxemburg	**100.00**	100.00
Sté industrielle de réassurance (SIRR)	Luxemburg	**100.00**	100.00
ELKO A/S	Norway	**100.00**	100.00
ESMI A/S	Norway	**100.00**	100.00
Lexel Holding Norway AS	Norway	**100.00**	100.00
Merten Norge AS	Norway	**100.00**	100.00
MGE UPS Systemer AS	Norway	**100.00**	95.67
Schneider Electric Norge A/S	Norway	**100.00**	100.00
TAC Control Systems AS	Norway	**100.00**	100.00
APC Benelux B.V.	Netherlands	**100.00**	-
APC Corporation (A.P.C.) B.V.	Netherlands	**100.00**	-
APC Europe BV	Netherlands	**100.00**	-
APC Holdings B.V.	Netherlands	**100.00**	-
APC International Corporation B.V.	Netherlands	**100.00**	-
Citect BV	Netherlands	**100.00**	100.00
Crouzet BV	Netherlands	**100.00**	100.00
Pelco Europe B.V	Netherlands	**100.00**	-
Polam Holding BV	Netherlands	**-**	100.00
Pro Face HMI (sub group)	Netherlands	**99.79**	99.79
Sandas Montage BV	Netherlands	**100.00**	100.00
Sarel BV	Netherlands	**99.00**	99.00
Schneider Electric BV	Netherlands	**100.00**	100.00
Schneider Electric Logistic Centre BV	Netherlands	**100.00**	100.00
Stago BV	Netherlands	**100.00**	100.00
Andover Controls Sp Zo.o	Poland	**-**	100.00
APC Poland Sp. Zoo	Poland	**100.00**	-
Elda Eltra S.A. (ex Eltra SA)	Poland	**100.00**	100.00
Merten Polska Sp. z o.o.	Poland	**100.00**	100.00
MGE UPS Systems Polska Sp.z.o.o	Poland	**100.00**	95.67
Polam Holding Spolka Akcyjna W Likwidacji	Poland	**-**	100.00
Schneider Electric Industries Polska SP	Poland	**100.00**	100.00
Schneider Electric Polska SP	Poland	**100.00**	100.00
TAC Sp zoo	Poland	**100.00**	100.00
Wibe Polska Sp.Zo.o	Poland	**100.00**	100.00
APC Portugal, LTDA	Portugal	**100.00**	-
MGE Portugal Ondulatores	Portugal	**100.00**	95.67
Schneider Electric Portugal LDA	Portugal	**100.00**	100.00
Merten Czech s.r.o.	Czech Republic	**100.00**	100.00
Schneider Electric AS	Czech Republic	**98.27**	98.27
Schneider Electric CZ sro	Czech Republic	**100.00**	100.00
Schneider Electric Romania SRL	Romania	**100.00**	100.00
DIN Elektro Kraft OOO	Russia	**100.00**	-
OOO Schneider Electric Kaliningrad	Russia	**100.00**	100.00
MERTEN Russland	Russia	**100.00**	100.00
OOO "TAC"	Russia	**100.00**	100.00
Schneider Electric Zavod ElectroMonoblock	Russia	**75.00**	-
UralElektroKontactor	Russia	**100.00**	100.00
ZAO Lexel Elektromaterialy (SPB)	Russia	**100.00**	100.00
ZAO Schneider Electric	Russia	**100.00**	100.00
Schneider Electric Srbija doo	Serbia	**100.00**	100.00
Schneider Electric Slovakia Spol SRO	Slovakia	**100.00**	100.00
Schneider Electric d.o.o Slovenia	Slovenia	**100.00**	100.00
AB Crahftere 1	Sweden	**100.00**	100.00
AB Wibe	Sweden	**100.00**	100.00
APC Sweden AB	Sweden	**100.00**	-
Crouzet AB	Sweden	**-**	50.00
Elektriska Aktielbolaget Delta	Sweden	**100.00**	100.00
ELJO AB	Sweden	**100.00**	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Elko AB	Sweden	**100.00**	100.00
ESMI Multi Signal AB	Sweden	**100.00**	100.00
Informations System AB	Sweden	**100.00**	-
JO - EL Electric AB	Sweden	**100.00**	100.00
Lexel AB	Sweden	**100.00**	100.00
Lexel Electric AB	Sweden	**100.00**	100.00
Merten Svenska AB	Sweden	**100.00**	100.00
ProAxess AB	Sweden	**100.00**	-
Schneider Electric Powerline Communications AB	Sweden	**100.00**	100.00
Schneider Electric Sverige AB	Sweden	**100.00**	100.00
T.A.C. AB	Sweden	**100.00**	100.00
T.A.C. Holding AB	Sweden	**100.00**	100.00
TAC Svenska AB	Sweden	**100.00**	100.00
Thorsman & Co AB	Sweden	**100.00**	100.00
Berger Lahr Positec AG	Switzerland	**100.00**	100.00
Crouzet AG	Switzerland	**100.00**	100.00
Feller AG	Switzerland	**83.70**	83.70
Gutor Electronic GmbH	Switzerland	**100.00**	-
MGE UPS Systems AG	Switzerland	**100.00**	95.67
Paramer	Switzerland	**-**	100.00
Sarel AG	Switzerland	**98.21**	98.20
Schneider Electric Finances	Switzerland	**100.00**	100.00
Schneider Electric Suisse AG	Switzerland	**100.00**	100.00
Selectron Systems AG	Switzerland	**100.00**	100.00
Schneider Electric Ukraine	Ukraine	**100.00**	100.00
Smart Electric	Ukraine	**100.00**	100.00
Accounted for by the equity method			
Delta Dore Finance SA (sub group)	France	**20.00**	20.00
Möre Electric Group A/S	Norway	**34.00**	34.00

North America

Fully consolidated

Cofimines Overseas Corporation	Canada	**100.00**	100.00
Inde Electronics Inc.	Canada	**99.79**	99.79
Juno Lighting Ltd	Canada	**100.00**	100.00
Power Measurement Ltd	Canada	**100.00**	100.00
Schneider Canada Inc.	Canada	**100.00**	100.00
APC Mexico, S.A. de C.V.	Mexico	**100.00**	-
Automatismo Crouzet De Mexico, SA de CV	Mexico	**99.99**	100.00
Crouzet Mexique	Mexico	**-**	100.00
Custom Sensors & Technologies Mexico S.A de C.V	Mexico	**100.00**	100.00
Industrias Electronicas Pacifico SA de CV	Mexico	**100.00**	100.00
MGE Systems Mexico SA de CV	Mexico	**100.00**	95.67
Schneider Electric Mexico SA de CV	Mexico	**100.00**	100.00
Square D Company Mexico SA de CV	Mexico	**100.00**	100.00
APC Uruguay S.A.	Uruguay	**100.00**	-
A.B.L. Electronics Corporation	USA	**100.00**	-
Abacus	USA	**100.00**	100.00
APC America Inc.	USA	**100.00**	-
APC Corporation	USA	**100.00**	-
APC DC Network Solutions Inc.	USA	**100.00**	-
APC Holdings Inc.	USA	**100.00**	-
APC Sales & Service Corp.	USA	**100.00**	-
BEI Export Sales Co. Inc	USA	**100.00**	100.00
BEI International Inc	USA	**100.00**	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
BEI Precisions Systems & Space Co. Inc	USA	**100.00**	100.00
BEI Properties	USA	**100.00**	100.00
BEI Sensors & Systems Company, Inc.	USA	**100.00**	100.00
BEI Tactical Defense Systems Inc	USA	**100.00**	100.00
BEI Technologies Inc.	USA	**100.00**	100.00
Berger Lahr Motion Technology Inc.	USA	**100.00**	100.00
Crydom, Inc	USA	**100.00**	100.00
EFI Electronics Inc	USA	**100.00**	100.00
Elau Inc.	USA	**100.00**	100.00
Hyde Park Electronics LLC	USA	**100.00**	100.00
Indy Lighting Inc.	USA	**100.00**	100.00
Invensys Building System Inc	USA	**100.00**	100.00
Juno Lighting Inc.	USA	**100.00**	100.00
Juno Manufacturing Inc.	USA	**100.00**	100.00
Kavlico Corp	USA	**100.00**	100.00
MGE UPS Systems Inc	USA	**100.00**	95.67
Neovasys Inc	USA	**100.00**	100.00
Netbotz, Inc	USA	**100.00**	-
Newall Electronics Inc	USA	**100.00**	100.00
OpticNet Inc	USA	**100.00**	100.00
Palatine Hills Leasing Inc.	USA	**80.00**	80.00
Pelco, Inc	USA	**100.00**	-
Power Measurement El Inc.	USA	**-**	100.00
Power Measurement Inc.	USA	**100.00**	100.00
Power Measurement USA Inc.	USA	**100.00**	100.00
Powerbox Solutions LLC	USA	**100.00**	100.00
Pro Face America Inc.	USA	**99.79**	99.79
Pulsotronic USA Corp.	USA	**-**	100.00
Schneider Automation Inc.	USA	**100.00**	100.00
Schneider Electric Relays LLC	USA	**100.00**	100.00
Schneider Investment Holding Inc.	USA	**100.00**	100.00
Sitek Inc	USA	**100.00**	100.00
SNA Holdings Inc.	USA	**100.00**	100.00
Square D Company	USA	**100.00**	100.00
Square D Holdings One. Inc.	USA	**100.00**	100.00
Square D Investment Company	USA	**100.00**	100.00
Square D Receivables, LLC	USA	**100.00**	100.00
ST Inverter Americas Inc	USA	**60.00**	60.00
Systems Enhancement Corporation	USA	**100.00**	-
TAC Americas Inc.	USA	**100.00**	100.00
TAC Inc	USA	**-**	100.00
Tac Integral Technologies inc.	USA	**-**	100.00
Veris Industries LLC	USA	**100.00**	100.00

Asia-Pacific

Fully consolidated

APC Australia Pty Limited	Australia	**100.00**	-
Australian Electrical Supplies Pty Ltd	Australia	**100.00**	100.00
Blue Point Products Pty Ltd	Australia	**100.00**	100.00
Citect Corporation Ltd	Australia	**100.00**	100.00
Citect Pty Ltd	Australia	**100.00**	100.00
Clipsal Australia Holdings Pty Ltd	Australia	**100.00**	100.00
Clipsal Australia Pty Ltd	Australia	**100.00**	100.00
Clipsal Controlgear Pty Ltd	Australia	**100.00**	100.00
Clipsal Extrusions Pty Ltd	Australia	**100.00**	100.00

5

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Clipsal Integrated Systems Pty Ltd	Australia	**100.00**	100.00
Clipsal Pacific Holdings Pty Ltd	Australia	**100.00**	100.00
Clipsal Technologies Australia Pty Ltd	Australia	**100.00**	100.00
Efficient Energy Systems Pty Ltd	Australia	**100.00**	100.00
Invensys Building Systems Pty Ltd	Australia	**100.00**	100.00
MGE UPS Systems Australia Pty Ltd	Australia	**100.00**	95.67
Moduline Holdings	Australia	**100.00**	100.00
Moduline Pty Ltd	Australia	**100.00**	100.00
Nu-Lec Industries Pty Ltd	Australia	**100.00**	100.00
Parkside Laboratories Australia Pty Ltd	Australia	**100.00**	100.00
PDL Holdings Australia Pty Ltd	Australia	**100.00**	100.00
PDL Industries Australia Pty Ltd	Australia	**100.00**	100.00
Pelco Australia Pty. Limited	Australia	**100.00**	-
Power Measurement Ltd	Australia	**100.00**	100.00
Proface Australia Pty Ltd	Australia	**100.00**	100.00
Schneider Electric (Australia) Pty Ltd	Australia	**100.00**	100.00
Schneider Electric Australia Holdings Pty Ltd	Australia	**100.00**	100.00
TAC Pacific Pty Ltd	Australia	**100.00**	100.00
Tarway Pty Ltd	Australia	**100.00**	100.00
Team Security Solutions Pty Ltd	Australia	**100.00**	100.00
Techrack Pty Ltd	Australia	**100.00**	100.00
Three Products Pty Ltd	Australia	**100.00**	100.00
Two Plastics Pty Ltd	Australia	**100.00**	100.00
APC (Suzhou) Uninterrupted Power Supply Co., Ltd.	China	**100.00**	-
APC (Xiamen) Power Infrastructure Co., Ltd.	China	**100.00**	-
APC International Trade (Shanghai) Co. Ltd.	China	**100.00**	-
Beijing Merlin Great Wall Computer Room Equipment & Engineering	China	**57.40**	57.40
Citect Controls Systems (Shanghai) Ltd	China	**100.00**	100.00
Clipsal China Company Limited	China	**100.00**	100.00
Custom Sensors & Technologies Asia (Shangai) Ltd	China	**100.00**	100.00
East Electric System Technology Co. Ltd	China	**57.40**	57.40
Foshan Gaoming Invensys Company Ltd	China	**100.00**	100.00
Foshan Wilco Electrical Trading Co Ltd	China	**100.00**	100.00
Invensys Building Systems (Shanghai) Limited	China	**100.00**	100.00
MERTEN Shanghai Electric Technology Co. Ltd	China	**100.00**	100.00
MGE China Ltd	China	**76.54**	76.54
Proface China International Trading (Shanghaï) Co. Ltd	China	**99.79**	99.79
Schneider (Beijing) Low Voltage Co.Ltd	China	**95.00**	95.00
Schneider (Shaanxi) Baoguang Electrical Apparatus Co. Ltd	China	**70.00**	70.00
Schneider (Shanghaï) Supply Co. Ltd	China	**100.00**	100.00
Schneider (Suzhou) Drives Company Ltd	China	**90.00**	90.00
Schneider (Suzhou) Transformers Co. Ltd	China	**100.00**	100.00
Schneider Beijing Medium Voltage Co. Ltd	China	**95.00**	95.00
Schneider Busway (Guangzhou) Ltd	China	**95.00**	95.00
Schneider Electric (China) Investment Co. Ltd	China	**100.00**	100.00
Schneider Electric International Trading (Shanghai) Co., Ltd.	China	**100.00**	100.00
Schneider Electric Low Voltage (Tianjin) Co. Ltd	China	**75.00**	75.00
Schneider Electric Supply Beijing Co Ltd	China	**100.00**	100.00
Schneider Electrical Devices (Dong Guan) Co.Ltd	China	**100.00**	100.00
Schneider Fuji Breakers (Dalian) Co. Ltd	China	**60.00**	60.00
Schneider Shanghaï Apparatus Parts Manufacturing Co. Ltd	China	**100.00**	100.00
Schneider Shanghaï Industrial Control Co. Ltd	China	**80.00**	80.00
Schneider Shanghaï Low Voltage Term. Apparatus	China	**75.00**	75.00
Schneider Shanghaï Power Distribution Electric Apparatus Co. Ltd	China	**80.00**	80.00
Schneider Suzhou Enclosure Systems Co Ltd	China	**100.00**	100.00
Schneider Wingoal (Tianjin) Electric Equipment Co.	China	**100.00**	100.00
Shangai Manufacturing	China	**100.00**	95.67

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Silcon (qingdao) Power Electronics Co. Ltd.	China	**100.00**	-
Tianjin Merlin Gerin Co. Ltd	China	**75.00**	75.00
UPE Electronics (Shenzhen) Co. Ltd	China	**-**	47.84
Wuxi Proface Electronic Co.Ltd	China	**99.79**	99.79
APC Korea Corporation	South Korea	**100.00**	-
Clipsal Korea Co. Ltd	South Korea	**100.00**	100.00
MGE UPS Systems Korea Co. Ltd	South Korea	**100.00**	95.67
Pro Face Korea Co. Ltd	South Korea	**99.79**	99.79
Samwha EOCR Co. Ltd	South Korea	**100.00**	100.00
Schneider Electric Korea Ltd	South Korea	**100.00**	100.00
APC Hong Kong Limited	Hong Kong	**100.00**	-
Bowden Extrusion HK	Hong Kong	**100.00**	100.00
CIS Hong-Kong	Hong Kong	**100.00**	100.00
Clipsal - Vtec (BBC)	Hong Kong	**100.00**	100.00
Clipsal Asia Holdings Limited	*Hong Kong*	***100.00***	*100.00*
Clipsal Asia Limited	Hong Kong	**100.00**	100.00
Clipsal Datacom HK Limited	Hong Kong	**100.00**	100.00
Clipsal Electrical Limited	Hong Kong	**100.00**	100.00
Clipsal Hong Kong Limited	Hong Kong	**100.00**	100.00
Clipsal Industries HK Ltd	Hong Kong	**100.00**	100.00
Crouzet Asia Limited	Hong Kong	**100.00**	100.00
CVH Industries Ltd	Hong Kong	**100.00**	100.00
Full Excel (Hong Kong) Ltd	*Hong Kong*	***100.00***	*100.00*
GET Asia Limited	Hong Kong	**100.00**	100.00
GET Santai Limited	Hong Kong	**100.00**	100.00
GP Electrical HK Limited	Hong Kong	**100.00**	100.00
Invensys Building System Hong Kong Ltd	Hong Kong	**100.00**	100.00
Jansweet Ltd	Hong Kong	**100.00**	100.00
Linkpoint Investments Ltd	Hong Kong	**100.00**	100.00
MGE China / Hong Kong Ltd	Hong Kong	**76.54**	76.54
Schneider Busway Limited	*Hong Kong*	***100.00***	*100.00*
Schneider Electric (Hong Kong) Ltd	Hong Kong	**100.00**	100.00
Schneider Electric Asia Pacific Limited	Hong Kong	**100.00**	100.00
TAC Pacific (Hong Kong) Ltd	Hong Kong	**100.00**	100.00
APC India Private Limited	India	**100.00**	-
MGE UPS Systems India PVT. LTD	India	**100.00**	95.67
MGE Indonésie	Indonesia	**100.00**	95.67
P.T Mega Gelar Elektronil Ometraco	Indonesia	**100.00**	95.67
PT Bowden Industries Indonesia	*Indonesia*	***100.00***	*100.00*
PT Merten Intec Indonesia	Indonesia	**100.00**	100.00
PT Schneider Electric Indonesia	Indonesia	**100.00**	100.00
Pt Schneider Electric Manufacturing Batam	Indonesia	**100.00**	100.00
APC Japan, Inc.	Japan	**100.00**	-
Digital Electronics Corporation	Japan	**99.79**	99.79
Schneider Electric Japan Holdings Ltd	Japan	**100.00**	100.00
Schneider Electric Japan Ltd	Japan	**100.00**	100.00
Toshiba Schneider Inverter Corp.	*Japan*	***60.00***	*60.00*
Clipsal (Malaysia) Sdn Bhd	Malaysia	**100.00**	100.00
Clipsal Asia	Malaysia	**100.00**	100.00
Clipsal Datacomms (M) Sdn Bhd	Malaysia	**100.00**	100.00
Clipsal Integrated Systems (M) Sdn Bhd	Malaysia	**100.00**	100.00
Clipsal Manufacturing (M) Sdn Bhd	Malaysia	**100.00**	100.00
Gutor Electronic Asia Pacific Sdn Bhd	Malaysia	**100.00**	-
Huge Eastern Sdn Bhd	Malaysia	**100.00**	100.00
KSLA Energy & Power Solutions (M) Sdn Bhd	Malaysia	**60.00**	60.00
MGE UPS Systems Malaysia SDN BHD	Malaysia	**100.00**	95.67

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
PDL Electric (M) Sdn Bhd	Malaysia	**100.00**	100.00
PDL Electronics (Malaysia) Sdn Bhd	Malaysia	**100.00**	100.00
PDL Industries (Asia) Sdn Bhd	Malaysia	**100.00**	100.00
PDL Swithgear (Asia) Sdn Bhd	Malaysia	**100.00**	100.00
Schneider Electric Industries (M) Sdn Bhd	Malaysia	**100.00**	100.00
Schneider Electric (Malaysia) Sdn Bhd	Malaysia	**30.00**	30.00
CER Technologies Pty Ltd	New-Zealand	**100.00**	100.00
Citect Pty Ltd	New-Zealand	**100.00**	100.00
Clipsal Industries (NZ) Ltd	New-Zealand	**100.00**	100.00
PDL Electronics Ltd	New-Zealand	-	60.00
Schneider Electric New Zealand Holdings Ltd	New-Zealand	**100.00**	100.00
Clipsal Philippines	Philippines	**100.00**	100.00
MGE UPS Philippines Inc.	Philippines	**100.00**	95.67
Schneider Electric (Philippines) Inc.	Philippines	**100.00**	100.00
APC Singapore Pte Ltd	Singapore	**100.00**	-
Citect Pte	Singapore	**100.00**	100.00
Clipsal Datacomms (S) PTE Ltd	Singapore	**100.00**	100.00
Clipsal Integrated Systems Pte Ltd	Singapore	**100.00**	100.00
Clipsal International PTE Ltd	Singapore	**100.00**	100.00
Clipsal Singapore Technology Pte Ltd	Singapore	**100.00**	100.00
GP Electrical Singapour	Singapore	**100.00**	100.00
Invensys Building Systems Pte Ltd	Singapore	**100.00**	100.00
KSLA Energy & Power Solution Pte Ltd	Singapore	**60.00**	60.00
Merten Asia Pte Ltd	Singapore	**100.00**	100.00
MGE Asia Pte Ltd	Singapore	**100.00**	95.67
MGE Logistics South East Asia pacific Pte Ltd	Singapore	**100.00**	95.67
PDL Electric (S) Pte Ltd	Singapore	**100.00**	100.00
Pelco Asia Pacific PTE Ltd	Singapore	**100.00**	-
Schneider Electric Industrial Development Singapore Pte Ltd	Singapore	**100.00**	100.00
Schneider Electric Logistics Asia Pte Ltd	Singapore	**100.00**	100.00
Schneider Electric Overseas Asia Pte Ltd	Singapore	**100.00**	100.00
Schneider Electric Singapore Pte Ltd	Singapore	**100.00**	100.00
Schneider Electric South East Asia (HQ) Pte Ltd	Singapore	**100.00**	100.00
Schneider Electric Export Services	Singapore	**100.00**	100.00
TAC Control Asia Pte Ltd	Singapore	**100.00**	100.00
TAC Controls Pte Ltd	Singapore	**100.00**	100.00
Schneider Electric Lanka (Private) Limited	Sri Lanka	**100.00**	100.00
Clipsal (Taiwan) Co.. Ltd	Taiwan	**100.00**	100.00
GP Electrical (Taiwan) Limited	Taiwan	**100.00**	100.00
Pro Face Taïwan Co. Ltd	Taiwan	**99.79**	99.79
Schneider Electric Taïwan Co Ltd	Taiwan	**100.00**	100.00
Clipsal (Thailand) Co, Ltd	Thailand	**100.00**	100.00
MGE UPS Systems S.A. (Thailand) Co. Ltd	Thailand	**100.00**	95.67
Pro Face South East Asia Pacific Co. Ltd	Thailand	**99.79**	99.79
Schneider (Thaïland) Ltd	Thailand	**100.00**	100.00
Schneider Electric Thaïland Co. Ltd	Thailand	**100.00**	100.00
Square D Company (Thaïland) Ltd	Thailand	**100.00**	100.00
Clipsal Vietnam Co. Ltd	Vietnam	**100.00**	100.00
Schneider Electric Vietnam Co. Ltd	Vietnam	**100.00**	100.00
Accounted for by the equity method			
Delixi Electric Ltd	China	**50.00**	-
Schneider Electric Engineering Ltd	Japan	**40.00**	40.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Rest of the World			
Fully consolidated			
Alight Investment Holding Pty Ltd	South Africa	**100.00**	100.00
Citect (PTY) Ltd	South Africa	**100.00**	100.00
Clipsal Industries Pty Ltd	South Africa	**100.00**	100.00
Clipsal Manufacturing (Pty) Ltd	South Africa	**100.00**	100.00
Clipsal South Africa (Pty) Ltd	South Africa	**100.00**	100.00
Clispal Electronics Systems (Pty) Ltd	South Africa	**100.00**	100.00
Hoist-Tec (Pty) Ltd	South Africa	**100.00**	100.00
Merlin Gerin SA (Pty) Ltd	South Africa	**79.60**	79.60
MGE UPS Systems (SA) Pty Ltd	South Africa	**100.00**	95.67
Nu-Lec Africa (Pty) Ltd	South Africa	**49.00**	49.00
Pelco Video Security South Africa Ltd	South Africa	**100.00**	-
Schneider Electric South Africa Pty Ltd	South Africa	**100.00**	100.00
Valortrade 27 (Pty) Ltd	South Africa	**100.00**	-
Schneider Electric Algeria	Algeria	**100.00**	100.00
EPS Ltd	Saudi Arabia	**51.00**	51.00
MGE UPS Systems Argentina S.A	Argentina	**100.00**	95.67
Schneider Electric Argentina	Argentina	**100.00**	100.00
Clipsal Middle East	Bahrain	**100.00**	100.00
Palatine Ridge Insurance Company Ltd	Bermuda	**100.00**	100.00
Standard Holdings Ltd	Bermuda	**100.00**	100.00
APC Brasil Ltda.	Brazil	**100.00**	-
Atos Automacao Industrial Ltda	Brazil	**100.00**	-
CDI Power - Sistemas De Automacao Ltda	Brazil	**100.00**	100.00
Crouzet Do Brazil	Brazil	**100.00**	100.00
MGE UPS Systems Do Brasil Ltda	Brazil	**100.00**	95.67
Schneider Electric Brasil LTDA	Brazil	**100.00**	100.00
Schneider Electric Chile SA	Chile	**99.96**	99.96
Schneider de Colombia SA	Colombia	**79.98**	79.98
Schneider Centroamerica SA	Costa Rica	**100.00**	100.00
Schneider Electric Distribution Company	Egypt	**87.35**	87.35
Schneider Electric Egypt SA	Egypt	**90.99**	90.99
Clipsal Middle East Co WLL	United Arab Emirates	**100.00**	100.00
Clipsal Middle East FZCO	United Arab Emirates	**100.00**	100.00
Schneider Electric FZE	United Arab Emirates	**100.00**	100.00
Square D Foreign Sales Corporation	Virgin Islands	**92.31**	92.31
LK India Private Ltd	India	**100.00**	100.00
Schneider Electric India Private Ltd	India	**100.00**	100.00
Schneider Electric Industries Iran	Iran	**89.00**	67.00
Telemecanique Iran	Iran	**100.00**	100.00
Schneider Electric LLP	Kazakhstan	**100.00**	100.00
Schneider Electric East Mediterranean SAL	Lebanon	**96.00**	96.00
Crouzet SA	Morocco	**100.00**	100.00
MGE UPS Maroc SA	Morocco	**100.00**	95.67
Schneider Electric Maroc	Morocco	**100.00**	100.00
Schneider Electric Nigeria	Nigeria	**100.00**	100.00
Schneider Electric Peru SA	Peru	**100.00**	100.00
Metesan Elektric Malzemeleri Ticaret Ve Pazarlama A.S	Turkey	**100.00**	-
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS	Turkey	**100.00**	100.00
MGE UPS Systems Bilgisayar Sistemleri Ticaret A.S	Turkey	**100.00**	95.67
Schneider Elektrik Sanayi Ve Ticaret A.S.	Turkey	**100.00**	100.00
Schneider Electric Venezuela SA	Venezuela	**91.88**	91.88

5

6. Statutory Auditors' Report on the consolidated financial statements

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English-speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside the consolidated financial statements. This report also includes information relating to the specific verification of information in the group management report.

This report, together with the Statutory Auditors' report addressing financial and accounting information in the Chairman's report on internal control, should be read in conjunction wit, and is construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders,

Following our appointment as Statutory Auditors by your Annual Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Schneider Electric S.A. for the year ended December 31, 2007.

The consolidated financial statements have been approved by the Executive Board. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the group at December 31, 2007 and of the results of its operations for the year then ended, in accordance with IFRSs as adopted by the European Union.

II. Justification of assessments

In accordance with the requirements of Article L. 823-9 of French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- Note 1.8 to the consolidated financial statements explains the method for recognizing research and development costs and describes the criteria under which development costs may be capitalized. We reviewed the data and assumptions used to identify development costs that qualify for capitalization, as well as the group's calculations, and obtained assurance that adequate disclosure is made in the notes to the consolidated financial statements.

- As explained in note 1.10 to the consolidated financial statements, intangible assets and goodwill are tested for impairment at least once a year and when factors exist indicating that the related assets may have suffered a loss of value. We reviewed, on a test basis, the indicators of a loss of value and the other information evidencing the absence of any loss of value.

- As indicated in notes 1.15 and 12.3 to the consolidated financial statements, future tax benefits arising from the utilization of tax loss carry forwards are recognized only when they can reasonably be expected to be realized. We obtained assurance about the reasonableness of the assumptions used to produce the estimate of future taxable income used to support assessments of the recoverability of these deferred tax assets.

- Notes 1.18 and 15 describe the method for valuing pensions and other post-employment obligations. Actuarial valuations were performed for these commitments. We reviewed the data, assumptions used, and calculations made, and obtained assurance that adequate disclosure is made in the notes to the consolidated financial statements.

- Note 25 ("Other operating income / expenses") states the amount of restructuring costs recorded in 2007. We verified that, based on currently available information, these costs concern restructuring measures initiated or announced before December 31, 2007, for which provisions have been recorded based on an estimate of the costs to be incurred. We also reviewed the data and assumptions used by the group to make these estimates.

These assessments were thus made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Courbevoie and Neuilly-sur-Seine, February 19, 2008

The Statutory Auditors

French original signed by:

Mazars & Guérard	Ernst & Young et Autres
Pierre Sardet	Pierre Jouanne

6 Company financial statements at Dec. 31, 2007

1. Balance sheet

Assets (€ thousands)

		Cost	Depreciation amortization and provisions	Dec. 31, 2007 Net	Dec. 31, 2006 Net	Dec. 31, 2005 Net
Non-current assets:						
Intangible assets	*(note 1a)*					
Intangible rights		27,474	(27,474)	**0**	-	-
Property, plant and equipment	*(note 1b)*					
Land		3,225	-	**3,225**	3,281	3,444
Buildings		130	(130)	-	-	-
Other		1,730	(511)	**1,219**	1,219	1,203
		32,559	(28,115)	**4,444**	4,500	4,647
Investments						
Shares in subsidiaries and affiliates	*(note 2a)*	4,629,195	(39,723)	**4,589,472**	1,779,360	2,014,108
Other investments	*(note 2b)*	185,443	(16,432)	**169,011**	194,566	132,835
Advances to subsidiaries and affiliates	*(note 2c)*	3,855,564	(164)	**3,855,400**	2,980,675	2,972,761
Other	*(note 2d)*	32,667	(0)	**32,667**	30,200	177,161
		8,702,869	(56,319)	**8,646,550**	4,984,801	5,296,865
Total non-current assets		**8,735,428**	**(84,434)**	**8,650,994**	**4,989,301**	**5,301,512**
Current assets:						
Accounts receivable						
Accounts receivable - trade		303	-	**303**	193	52
Other	*(note 3)*	98,398	(46,246)	**52,152**	304,417	214,626
		98,701	(46,246)	**52,455**	304,610	214,678
Cash and cash equivalents						
Marketable securities	*(note 4)*	161,770	(0)	**161,770**	169,012	182,262
Advances to the Group cash pool	*(note 5)*	4,475,389	-	**4,475,389**	5,666,443	3,917,909
Other		145	-	**145**	82	22
		4,637,304	(0)	**4,637,304**	5,835,537	4,100,193
Total current assets		**4,736,005**	**(46,246)**	**4,689,759**	**6,140,147**	**4,314,871**
Accruals and other assets:						
Prepaid expenses	*(note 6c)*	2,506	-	**2,506**	496	553
Deferred charges	*(note 6a)*	7,945	-	**7,945**	3,826	4,573
Bond call premiums	*(note 6b)*	10,114	-	**10,114**	10,229	7,485
Translation losses		6,444	-	**6,444**	10	10
Total Assets		**13,498,442**	**(130,680)**	**13,367,762**	**11,144,009**	**9,629,004**

The notes form an integral part of these financial statements.

Liabilities
and shareholders' equity

(€ thousands)		Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Shareholders' equity:				
Capital stock	*(note 7a)*	**1,962,395**	1,821,587	1,812,954
Additional paid-in capital	*(note 7b)*	**5,254,342**	4,121,037	4,068,968
Reserves and retained earnings				
Legal reserve		**192,650**	192,650	192,650
Retained earnings	*(note 7c)*	**483,792**	275,145	323,112
Net income for the year		**226,643**	887,825	450,793
Untaxed provisions		**425**	425	425
Total shareholders' equity		**8,120,247**	**7,298,669**	**6,848,902**
Reserves for contingencies and pension accruals:	*(note 8)*			
Reserves for contingencies		**997**	4,730	6,613
Accruals for pensions		**31,699**	31,226	30,395
Total reserves for contingencies and pension accruals		**32,696**	**35,956**	**37,008**
Non-current liabilities:				
Bonds	*(note 9)*	**3,960,000**	3,700,000	2,700,000
Other borrowings	*(note 10)*	**1,235,074**	99,806	30,708
Amounts payable to subsidiaries and affiliates		**13**	13	13
Interest bearing liabilities		**3,225**	3,221	3,073
		5,198,312	3,803,040	2,733,794
Current liabilities:				
Accounts payable - trade		**86**	52	4,472
Accrued taxes and payroll costs		**4,007**	3,972	1,880
Other liabilities		**4,693**	1,769	2,192
		8,786	5,793	8,544
Total non-current and current liabilities		**5,207,098**	**3,808,833**	**2,742,338**
Deferred income	*(note 11)*	**1,313**	551	756
Translation gains		**6,408**	-	-
Total liabilities and shareholders' equity		**13,367,762**	**11;144,009**	**9,629,004**

The notes form an integral part of these financial statements.

6

2. Statement of income

(€ thousands)		2007	2006	2005
Sales of services and other		986	1,769	2,908
Reversals of provisions, depreciation and amortization and expense transfers		2,079	1,711	4,191
Operating revenues		3,065	3,480	7,099
Purchases and external charges		9,341	8,944	16,429
Taxes other than on income		2,033	1,600	2,783
Payroll costs		6,897	4,842	5,137
Depreciation, amortization and provision expense		2,501	2,209	2,217
Other operating expenses and joint-venture losses		584	305	1,290
Operating expenses		21,356	17,900	27,856
Operating loss		(18,291)	(14,420)	(20,757)
Dividend income		20,930	557,104	337,833
Interest income		402,747	255,244	168,809
Reversals of impairment provisions for long-term receivables and other		322,137	24	359
Financial income		745,814	812,372	507,001
Interest expense		269,737	133,504	82,661
Provision expense		323,906	1,099	1,764
Financial expenses		593,643	134,603	84,425
Net financial income	*(note 14)*	152,171	677,769	422,576
Proceeds from fixed asset disposals		52,557	243,585	53,639
Provision reversals and expense transfers		5,860	2,830	6,076
Other		6,049	6,699	5,788
Non-recurring income		64,466	253,114	65,503
Carrying value of fixed asset disposals		49,468	232,719	50,701
Provisions, depreciation and amortization		2,100	4,042	32,762
Other		11,511	910	1,146
Non-recurring expenses		63,079	237,671	84,609
Net non-recurring income/(expense)	*(note 15)*	1,387	15,443	(19,106)
Net income tax benefit	*(note 16)*	91,376	209,033	68,080
Net income		226,643	887,825	450,793

The notes form an integral part of these financial statements.

3. Notes to the financial statements of Schneider Electric SA

(All amounts in thousands of euros unless otherwise specified)

Significant events of the year

In January 2007, Schneider Electric SA issued bonds worth €110 million, due 2009.

On February 14, 2007, the Group finalized the acquisition of American Power Conversion for $6.1 billion. A €1 billion share issue was carried out in March 2007 to finance part of this acquisition.

On July 6, 2007, the Company carried out a €209 million employee share issue as part of the worldwide Employee Stock Purchase Plan.

On October 8, 2007, Schneider Electric SA issued €600 million worth of fixed-rate bonds due January 2015 to refinance the APC acquisition, while extending the average maturity of its debt.

Accounting principles

The financial statements for the year ended December 31, 2007 have been prepared in accordance with French generally accepted accounting principles, as in 2006.

Non-current assets

Non-current assets are stated at cost.

Intangible assets

Intangible rights are amortized over a maximum of five years.

Property, plant and equipment

Property, plant and equipment are depreciated by the straight-line method over their estimated useful lives, ranging from 3 to 10 years.

Equity investments

Shares in subsidiaries and affiliates are stated at cost.

Allowances for impairment in value are recorded if the carrying value is higher than the estimated value in use at the end of the financial year. Value in use is estimated primarily on the basis of underlying net assets, earnings outlook and economic forecasts. For recently-acquired investments, account is also taken of the acquired business goodwill.

For listed investments, value in use is also based on the average stock price over the last month. Unrealized gains on investments are not recognized.

Treasury stock

Treasury stock is stated at cost. The unit cost of treasury stock removed from the portfolio is calculated according to the average weighted cost method.

In the case of treasury stock held for allocation on the exercise of stock options, a provision is recorded if the exercise price is lower than the carrying value of the related treasury shares.

Pension obligations

The present value of pension obligations is determined using the projected unit credit method.

Supplementary pension benefits are accrued for based on the contractual terms of top-hat agreements.

The Company applies the corridor method to actuarial gains and losses arising from changes in estimates. Under this method, the portion of net cumulative actuarial gains and losses that exceeds 10% of the projected benefit obligation is amortized over 10 years.

Currency risk

Unrealized exchange losses are reserved for when necessary. Where unrealized exchange gains and losses exist on investments and the related financing in the same currency and with the same maturity, the amount of the reserve is limited to the net loss.

Ordinary bonds

Call premiums and issue costs are amortized over the life of the bonds.

Note 1: Non-current assets

1a - Intangible assets

This item primarily comprises share issue and merger expenses, which are fully amortized.

1b - Property, plant and equipment

	Dec. 31, 2006	Additions	Disposals	Dec. 31, 2007
Cost	5,183	3	(101)	**5,085**
Depreciation	(683)	(1)	43	**(641)**
Net	**4,500**	**2**	**(58)**	**4,444**

Note 2: Investments

2a - Shares in subsidiaries and affiliates

	Dec. 31, 2006	Additions	Disposals	Dec. 31, 2007
Cost	1,819,483	2,822,032	(12,320)	**4,629,195**
Provisions	(40,123)	-	400	**(39,723)**
Net	**1,779,360**	**2,822,032**	**(11,920)**	**4,589,472**

The main changes during the year concerned a €2.8 billion increase in the capital of US-based SEHI as part of the APC acquisition. The shares were contributed to Schneider Electric Industries SAS in December 2007.

The principal investments at December 31, 2007 were as follows:

Shares in subsidiaries and affiliates	Carrying value
Schneider Electric Industries SAS	4,344,481
Cofibel	136,898
Cofimines	82,609
Digital Holdings Co Ltd	21,249
Other (less than €20 million)	4,235
Total	**4,589,472**

2b - Other investment securities

	Dec. 31, 2006	Increases	Decreases	Dec. 31, 2007
Schneider Electric SA	93,120	479,819	(505,439)	**67,500**
Other	117,943	-	-	**117,943**
Provisions for other shares	(16,497)	-	65	**(16,432)**
Net	**194,566**	**479,819**	**(505,374)**	**169,011**

Other investment securities primarily include Schneider Electric SA shares acquired for allocation on the exercise of certain stock options. Treasury stock listed under "Other investment securities" at December 31, 2004 was not reclassified at December 31, 2005. However, all Schneider Electric SA shares bought back since then for allocation on the exercise of stock options are recognized under "Marketable securities". Decreases correspond to shares removed on the exercise of stock options (€26.6 million in 2007 for this item).

In 2006, pursuant to the authorization granted by shareholders at the Annual Meeting of May 3, 2006, Schneider Electric SA implemented a liquidity contract during the year to maintain a liquid market for its shares. "Other changes in treasury stock" correspond to share purchases and sales by the contract manager.

At December 31, 2007, 1,275,554 Schneider Electric SA shares were recorded under "Other investment securities" at a total cost of €67.5 million, of which 120,000 shares assigned to the liquidity contract in an amount of €11 million.

"Other" shares primarily consist of AXA shares, in an amount of €101.5 million. Provisions for impairment almost exclusively concern investments other than treasury stock and AXA shares classified under this item.

2c - Advances to subsidiaries and affiliates

	Dec. 31, 2006	Increases	Decreases	Dec. 31, 2007
Cost	2,980,848	1,851,319	(976,603)	**3,855,564**
Provisions	(173)	9	-	**(164)**
Net	**2,980,675**	**1,851,328**	**(976,603)**	**3,855,400**

At December 31, 2007, this item mainly comprised two loans granted to Schneider Electric Industries SAS due 2008 and 2015, in an aggregate amount of €3,100.0 million; a loan granted to Schneider Electric Holding Inc. in 2007 due 2008, in an amount of €502.1 million; a loan granted to Boissière Finance SNC due 2010, in an amount of €209.2 million; as well as accrued interest of €41.5 million.

2d - Other

Other	Dec. 31, 2006	Increases	Decreases	Dec. 31, 2007
Cost	30,200	502,548	(500,081)	**32,667**
Provisions	-	-	-	-
Net	**30,200**	**502,548**	**(500,081)**	**32,667**

At December 31, 2007, this item primarily comprised cash transferred to the manager of the liquidity contract (see note 2b) that had not yet been invested in Schneider Electric shares.

Note 3: Other receivables

	Dec. 31, 2006	Dec. 31, 2007
Cost	350,714	**98,398**
Provisions	(46,297)	**(46,246)**
Net	**304,417**	**52,152**

This item primarily comprises receivables from other members of the Schneider Electric tax group in France and Schneider Electric SA's own tax receivables. At December 31, 2007, €89.3 million was receivable from the other members of the French tax group compared with €129.4 million at end-2006, primarily corresponding to group relief for 2007 (see note 16).

This item also includes a €97.0 million carryback credit and the unrecovered balance of the exceptional 25% exit tax on dividends distributed 2005 that was paid in that year in an original amount of €76.0 million. The exit tax gave rise to a tax credit in the same amount, which is utilizable or refundable in three equal installments over the three years following payment. In 2006 and 2007, the first two installments were refunded to Schneider Electric SA, bringing the balance of this receivable to €25.3 million.

As in prior years, this item included receivables related to the Pinglin contract (previously managed by former subsidiary Spie Batignolles and under dispute with a foreign third party), in an amount of €45.3 million. The receivables related to the Pinglin contract have been fully written off.

Note 4: Marketable securities

	Dec. 31, 2006		Acquisitions	Disposals	Dec. 31, 2007	
	Number of shares	Value	Value	Value	Value	Number of shares
Plan 16	144,333	6,134	-	(6,134)	-	-
Plan 24	2,023,637	117,266	-	(117,266)	-	-
Plan 26	761,313	45,587	-	(458)	**45,129**	**761,313**
Plan 27	-	-	57,217	-	**57,217**	**1,000,000**
Plan 28	-	-	57,348	-	**57,348**	**1,000,000**
Plan 29	-	-	1,797	-	**1,797**	**31,333**
Total Schneider Electric SA shares	2,929,283	168,987	116,362	(123,858)	**161,491**	**2,792,646**
Other	10,070	25	8,654	(8,400)	**279**	**12,190**
Total	**2,939,353**	**169,012**	**125,016**	**(132,258)**	**161,770**	**2,804,836**

Marketable securities primarily include Schneider Electric SA shares held in treasury for allocation on the exercise of stock options.

Note 5: Advances to the Group cash pool

This item corresponds to interest-bearing advances to the Group cash pool (Boissière Finance) that are recoverable on demand.

Note 6: Deferred charges

6a - Bond issue expenses

Bond issue expenses	Dec. 31, 2006	Increases	Decreases	Dec. 31, 2007
Oct. 19, 2000 due 2007 (€450 million)	167	-	(167)	-
Oct. 31, 2003 due 2008 (€750 million)	824	-	(450)	**374**
Aug. 11, 2005 due 2010 (€900 million)	1,212	-	(322)	**890**
Aug. 11, 2005 due 2017 (€600 million)	1,304	-	(100)	**1,204**
July 17, 2006 due 2011 (€500 million)	153	-	(15)	**138**
July 17, 2006 due Jan. 2014 (€500 million)	166	-	(19)	**147**
Oct. 8, 2007 due 2015 (€600 million)	-	1,550	(50)	**1,500**
Feb. 16, 2007 due 2015 (€4,500 million) (bridge loan)	-	4,725	(1,033)	**3,692**
	3,826	**6,275**	**(2,156)**	**7,945**

6b - Call premiums

Call premiums	Dec. 31, 2006	Increases	Decreases	Dec. 31, 2007
Oct. 19, 2000 due 2007 (€450 million)	11	-	(11)	-
Oct. 31, 2003 due 2008 (€750 million)	981	-	(536)	**445**
Aug. 11, 2005 due 2010 (€900 million)	1,122	-	(298)	**824**
Aug. 11, 2005 due 2017 (€600 million)	4,222	-	(324)	**3,898**
July 17, 2006 due 2011 (€500 million)	852	-	(173)	**679**
July 17, 2006 due Jan. 2014 (€500 million)	3,041	-	(358)	**2,683**
Jan. 26, 2007 due 2009 (€110 million)	-	1,995	(904)	**1,091**
October 8, 2007 due 2015 (€600 million)	-	510	(16)	**494**
	10,229	**2,505**	**(2,620)**	**10,114**

Increases in deferred charges concern bond issues carried out in 2007 in a total amount of €710 million (see note 9).

6c- Prepaid expenses

The €2 million increase in this item corresponds to expenses incurred in implementing a rate swap contract in connection with the €600 million bond issue of October 8, 2007.

Note 7: Shareholders' equity and retained earnings

7a - Capital

Share capital

The Company's share capital at December 31, 2007 amounted to €1,962,394,928, represented by 245,299,366 shares with a par value of €8.00, all fully paid up.

Changes in share capital

During the year, 1,820,222 shares were issued on the exercise of 17,601,018 stock options, increasing the share capital by €140.8 million. Capital increases in 2007 led to the issue of 15,780,796 shares, of which 2,367,827 as part of the employee share issue.

Schneider Electric SA shares

Schneider Electric SA did not buy back any of its own shares in 2007. However, various transactions were carried out during the year under the liquidity contract set up to maintain a liquid market in the Company's shares pursuant to the authorization granted by shareholders at the Annual Meeting of May 3, 2006 and renewed at the Annual Meeting of April 26, 2007. At December 31, 2007, 120,000 Schneider Electric SA shares were held under this contract (see note 2b).

The total number of shares held in treasury at year-end came to 4,068,200, with a cost of €228.9 million.

7b - Additional paid-in capital

Additional paid-in capital rose by €1,133,305 million following the issue of 17,601,018 shares on the exercise of 17,601,018 stock options.

7c - Retained earnings

Pursuant to the third resolution approved by shareholders at the Annual Meeting of April 26, 2007, the portion of 2006 profit that was not distributed in 2007 was allocated to retained earnings, in an amount of €204.7 million.

In addition, unpaid dividends on shares held in treasury as of the dividend payment date were allocated to retained earnings.

As a result of these movements, retained earnings totaled €483,791,000 at December 31, 2007.

Note 8: Provisions for contingencies and pension accruals

	Dec. 31, 2006	Increases	Decreases	Dec. 31, 2007
Provisions for contingencies				
Stock option plan no. 24	3,760	-	(3,760)	-
Other	970	27	-	**997**
	4,730	27	(3,760)	**997**
Provisions for pension accruals				
Pension accruals	31,226	2,500	(2,027)	**31,699**
	35,956	**2,527**	**(5,787)**	**32,696**

8a - Contingencies

A provision was set aside in 2006 for stock option plan 24 because the exercise price was lower than the carrying value of the underlying treasury shares. Following the Management Board's decision that the options in plan 24 would be options to subscribe new shares, the underlying treasury shares were reallocated to plans 27, 28 and 29.

Management is confident that balance sheet provisions for known disputes in which the Company is involved are sufficient to ensure that these disputes do not have a material impact on assets or income. In particular, sufficient provisions have been set aside to cover the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Company.

8b - Pension accruals

The Company has various obligations towards its current and retired senior executives and managers. Following an actuarial valuation performed in 2007, the provision for these obligations was increased to €31.7 million.

The Company applied the corridor method to actuarial gains and losses arising from this valuation (see Accounting Principles). At December 31, 2007, the amount to be recognized in the income statement over 10 years came to €0.8 million.

Note 9: Bonds

	Amount		Interest rate	Maturity
	Dec. 31, 2006	Dec. 31, 2007		
Schneider Electric SA 2007	450,000	-	6.125% fixed	Oct. 19, 2007
Schneider Electric SA 2008	750,000	**750,000**	3.875% fixed	Oct. 31, 2008
Schneider Electric SA 2010	900,000	**900,000**	3.125% fixed	Aug. 11, 2010
Schneider Electric SA 2017	600,000	**600,000**	4.000% fixed	Aug. 11, 2017
Schneider Electric SA 2011	500,000	**500,000**	Euribor +0.2% variable	July 18, 2011
Schneider Electric SA 2014	500,000	**500,000**	4.500% fixed	Jan. 17, 2014
Schneider Electric SA 2009	-	**110,000**	3.375% fixed	Jan. 26, 2009
Schneider Electric SA 2015	-	**600,000**	5.375% fixed	Jan. 8, 2015
	3,700,000	**3,960,000**		

Schneider Electric SA carried out two new bond issues in 2007. The first, on January 26, 2007, consisted of €110 million worth of bonds at 3.375% due January 26, 2009, issued at a price corresponding to 98.186% of par and hedged at the Euribor 3-month rate +0.16%. The second, on October 8, 2007, consisted of €600 million worth of bonds at 5.375% due January 8, 2015, issued at a price corresponding to 99.915% of par. These bonds are traded on the Luxembourg stock exchange. The issue premium and issue costs are amortized according to the effective interest method.

Previous bond issues are as follows:

- In 2006, Schneider Electric SA issued €1.0 billion worth of bonds. The issue comprised a €500 million tranche at the Euribor 3-month rate + 0.20% due July 18, 2011, and a €500 million tranche at 4.5%, due January 17, 2014.

● In 2005, Schneider Electric SA issued €1.5 billion worth of bonds. The issue comprised a €900 million tranche at 3.125% due August 11, 2010 and a €600 million tranche at 4.0% due August 11, 2017.

● In 2003, Schneider Electric SA issued €750 million worth of 3.875% bonds due October 31, 2008.

● In 2000, Schneider Electric SA issued two tranches of 6.125% bonds due October 19, 2007, in principal amounts of €400 million and €50 million, respectively.

Note 10: Other borrowings

Other borrowings at December 31, 2007 included accrued interest on bonds issued by the Company. Accrued interest rose to €73.9 million from €44.8 million at end-2006 following the issue of €710 million worth of bonds in 2007.

This item also includes a €1,157.8 million loan granted by BNP on February 14, 2007, along with €3.3 million in accrued interest.

Note 11: Deferred income

This item includes income from two swaps taken out on a €750 million bond issue and a €110 million bond issue (see note 9). The income is deferred over the life of the bonds.

Note 12: Maturities of receivables and payables

	Total	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years
Non-current assets				
Advances to subsidiaries and affiliates	3,855,564	3,852,844	2,720	-
Other investments	32,667	32,667	-	-
Current assets				
Accounts receivable - trade	303	303	-	-
Other receivables	98,398	40,275	57,504	619
Marketable securities	161,770	-	-	161,770
Prepaid expenses	2,506	516	-	1,990
Debt				
Bonds	3,960,000	750,000	2,110,000	1,100,000
Bank loans	1,157,853	1,157,853	-	-
Other borrowings	77,221	77,221	-	-
Amounts payable to subsidiaries and affiliates	13	-	13	-
Interest bearing liabilities	3,225	21	3,204	-
Accounts payable - trade	86	86	-	-
Accrued taxes and payroll costs	4,007	4,007	-	-
Other liabilities	4,693	4,693	-	-
Deferred income	1,313	1,313	-	-

Note 13: Related party transactions (minimum 10% interest)

	Gross	Net
Shares in subsidiaries and affiliates	4,628,055	**4,589,437**
Advances to subsidiaries and affiliates	3,855,562	**3,855,398**
Accounts receivable	2,332	**1,399**
Cash and cash equivalents	4,475,390	**4,475,390**
Interest bearing liabilities	2,847	**2,847**
Accounts payable	13	**13**
Revenues: - Dividends	-	**10,516**
- Interest	-	**345,178**

Note 14: Net financial income

	Dec. 31, 2007	Dec. 31, 2006
Dividends	**20,930**	557,104
Net interest income	**133,010**	121,740
Other	**(1,769)**	(1,075)
Net financial income	**152,171**	**677,769**

The main 2007 dividends received by Schneider Electric SA were paid by subsidiaries Cofibel, in an amount of €7.2 million, and Digital Holdings Japan, in an amount of €2.7 million, as well as by AXA, in an amount of €10.4 million. Subsidiary Schneider Electric Industries SAS paid no dividend in 2007, compared with a dividend of €537.9 million in 2006.

Note 15: Net non-recurring income/(expense)

	Dec. 31, 2007	Dec. 31, 2006
Net gains/(losses) on fixed and financial asset disposals	**3,089**	10,866
Provisions net of reversals	**3,760**	(1,212)
Other non-recurring income - net	**(5,462)**	5,789
Net non-recurring income/(expense)	**1,387**	**15,443**

As in 2006, capital gains stemmed primarily from the sale of Schneider Electric SA shares held under "Other investment securities" for allocation on exercise of stock options. Capital gains on the sale of Schneider Electric SA shares held under "Marketable securities" are recorded under "Other non-recurring income – net". Aggregate income from the sale of Schneider Electric SA shares amounted to €6.2 million in 2007 compared with €10.1 million in 2006.

The €3.8 million provision recorded in 2006 for stock option plan 24 (see note 8a) was reversed in 2007.

Note 16: Net income tax benefit

In 2007, this item primarily included group relief recorded by the tax group headed by Schneider Electric SA. Group relief totaled €79.4 million, down sharply from €201.6 million the year before, reflecting non-recurring items in subsidiary Schneider Electric Industries SAS' income statement.

Schneider Electric SA is the parent company of the tax group comprising all French subsidiaries that are over 95%-owned. Tax loss carryforwards available to the Company in this capacity totaled €14.9 million at December 31, 2007.

Note 17: Off-balance sheet commitments

17a - Partnership obligations

Share of the liabilities of "SC" non-trading companies attributable to Schneider Electric SA as partner of the companies concerned: Not material.

Share of the liabilities of "SNC" flow-through entities attributable to Schneider Electric SA as partner of the entities concerned: Not material.

17b - Guarantees given and received

Commitments given:

- Counterguarantees of bank guarantees: .... None
- Other guarantees given: .... €6.5 million

Commitments received:

- Bank counterguarantees: .... None

17c - Off-balance sheet instruments

The Company does not purchase or sell any off-balance sheet instruments. Hedging transactions are carried out by the manager of the Group cash pool, Boissière Finance, a wholly-owned subsidiary of Schneider Electric Industries SAS, which in turn is wholly-owned by Schneider Electric SA. However, in 2007, Schneider Electric SA set up interest rate swaps to hedge two bond issues made during the year.

17d - Exchange of Legrand shares

As part of its public exchange offer for Legrand SA, Schneider Electric SA made a commitment to exchange shares held upon exercise of options granted by Legrand for Schneider Electric shares. When Legrand SA was sold to KKR/Wendel Investissement, Schneider Electric SA set up a call and put system for the Legrand shares created through the exercise of said options. These shares are resold to Legrand SAS (formerly known as FIMAF), an investment vehicle of the KKR/Wendel Investissement consortium.
The stock option plans in question are fully covered.

Note 18: Other information

18a - Number of employees

At December 31, 2007, the Company had two employees.

18b - Consolidated financial statements

Schneider Electric SA is the parent company of the Group and therefore publishes the consolidated financial statements of the Schneider Electric Group.

Note 19: Subsequent events

None.

6

4. Auditors' report on the financial statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessment of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders of Schneider Electric SA,

In compliance with the assignment entrusted to us by your shareholders' Annual General Meeting, we hereby report to you, for the year ended December 31, 2007, on:

- The audit of the accompanying financial statements of Schneider Electric S.A.
- The justification of our assessments.
- The specific verifications and information required by law.

These financial statements have been approved by the Management Board. Our responsibility is to express an opinion on the financial statements, based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and financial position of the Company at December 31, 2007 and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

II – Justification of assessments

In accordance with the requirements of article L.823-9 of French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

As part of our assessment of the accounting principles and methods used by your company, we verified the appropriateness of the principles and methods used to value shares in subsidiaries and affiliates, described in the section on accounting principles and in note 2 to the financial statements, and obtained assurance that they were correctly applied.

The assessments were thus made in the context of the performance of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III - Specific verifications and information

We have also performed the specific verifications required by law, in accordance with professional standards applied in France.

We have no matters to report regarding:

- The fair presentation and the conformity with the financial statements of the information given in the Management Board's report, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.
- The fair information given in the Management Board's report relating to the compensation and benefits paid to the Corporate Officers concerned and the engagement granted to them on the occasion of the arrival, suspension or change of duties or subsequently to it.

In accordance with French Law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders has been properly disclosed in the Management Board's report.

Courbevoie and Neuilly sur Seine, February 19, 2008

The Statutory Auditors

Ernst & Young et Autres	Mazars & Guérard
Pierre Jouanne	Pierre Sardet

5. List of securities at December 31, 2007

(€ thousands)

Number of shares	Company	Carrying value
A. Investments with a carrying value of more than €15,000		
56,019,611	Schneider Electric Industries SAS	4,344,481
9,796,300	AXA	101,458
44,271	S.E.L.F.	2,683
251	LEGRAND SAS	35
1,300	Vigéo SAS	53
5,000	SE 2006 B	45
1,275,554	Schneider Electric SA treasury stock	67,501
		4,516,256
B. Investments with a carrying value of less than €15,000		1,041
C. Investments in real estate companies		-
D. Investments in foreign companies		241,187
Total		**4,758,484**
Marketable securities		
12,190	Geodis	278
2,792,646	Schneider Electric SA shares (stock option plans no. 26, 27, 28 and 29)	161,492
Total		**161,770**

6

6. Subsidiaries and affiliates

(€ thousands)

Company	Capital	Reserves and retained earnings before appropriation of income for the year*	% interest
I. Subsidiaries and affiliates whose carrying value exceeds 1% of Schneider Electric SA's capital			
A. Subsidiaries (at least 50%-owned)			
Schneider Electric Industries SAS 89, boulevard Franklin Roosevelt – 92500 Rueil-Malmaison	896,313	4,429,168	100.00
Cofibel 18/20, avenue Winston Churchill - 1180 Brussels	55,362	40,557	99.62
Cofimines 18/20, avenue Winston Churchill - 1180 Brussels	41,522	33,837	99.80
B. Affiliates (10 to 50% owned)			
Digital Holdings Co Ltd 8-2-52 Nanko-Higashi - 559 0031 Suminoe Osaka - Japan	2,359	71,238	16.07
II. Other subsidiaries and affiliates			
A. Other subsidiaries			
a) French subsidiaries (aggregate)	-	-	-
b) International subsidiaries (aggregate)	-	-	-
B. Other affiliates			
a) French companies (aggregate)	-	-	-
b) International companies (aggregate)	-	-	-

** Including prior-year income or loss.*

Book value of shares		Outstanding loans and advances	Guarantees	Net sales for the year	Income or loss for the year	Dividends received
Cost	Net					
4,344,481	4,344,481	3,139,442	-	3,267,128	442,698	-
136,898	136,898	-	-	Holding company	(2,493)	7,246
82,609	82,609	-	-	Holding company	1,803	-
21,249	21,249	-	-	-	(10,537)	2,659
39,704	1,087	-	-	-	-	-
-	-	-	-	-	-	-
121,766	104,229	-	-	-	-	10,995
431	431	-	-	-	-	-

6

7. Five-year financial summary

	2003	2004	2005	2006	2007
Capital and potential capital at december 31					
Capital stock *(in thousands of euros)*	1,854,737	1,809,553	1,812,954	1,821,587	**1,962,395**
Shares in issue	231,842,170	226,194,177	226,619,227	227,698,348	**245,299,366**
Convertible bonds in issue *(in thousands)*	-	-	-	-	-
Maximum number of shares to be created *(in thousands)* :					
- Through conversion of bonds	-	-	-	-	-
- Through exercise of rights	5,707	7,140	10,126	10,174	**9,382**
Results of operations *(in thousands of euros)*					
Sales net of VAT	1,896	1,208	2,868	1,735	**946**
Investment revenue, interest income and other revenue	640,884	627,389	507,001	812,373	**747,914**
Income before tax, depreciation, amortization and provisions	395,143	547,381	411,950	683,335	**136,259**
Income tax	5,835	4,156	278	4,304	**11,099**
Net income	474,732	558,768	450,793	887,825	**226,643**
Dividends paid (1) excluding *précompte* equalization tax and tax credit	255,026	407,150(2)	509,893	683,095	**809,488**(3)
Per share data *(in euros)*					
Net income before depreciation, amortization and provisions	1.79	2.51	2.12	3.92	**0.51**
Earnings per share	2.05	2.47	1.99	3.90	**0.92**
Dividend per share, net of tax credit	1.10	1.80	2.25	3.00	**3.30**(3)
Employees					
Average number of employees during the year	3	3	3	2	**2**
Total payroll for the year *(in thousands of euros)*	2,213	2,443	4,446	3,648	**4,291**
Total employee benefits paid over the year (payroll taxes, other benefits) *(in thousands of euros)*	416	534	690	1,194	**2,606**

(1) Dividends on shares held in treasury on the dividend payment date and the associated précompte tax are credited to retained earnings.

(2) In conjunction with the elimination of the avoir fiscal tax credit and précompte equalization tax, an exceptional 25% exit tax was due on dividends paid out in 2005. The exit tax gave rise to a tax credit in the same amount that is utilizable or refundable in three equal installments over the three years following the payment.

(3) Pending approval by shareholders at the Annual Meeting of April 21, 2008.

7 Annual and Extraordinary Shareholders' Meeting of April 21, 2008

1. Management Board's report to the Annual and Extraordinary Shareholders' Meeting

Resolutions to be voted on in Annual Meeting

Approval of the annual financial statements - first resolution -

We ask you to approve the transactions and financial statements for the year, as presented, which show net profit of €226.6 million.

Approval of the consolidated financial statements - second resolution -

We ask you to approve the consolidated financial statements for the year, as presented, which show net profit attributable to equity holders of the parent of €1,583 million, an increase of 21% from 2006.

Profit appropriation and payment of a dividend of €3.30 per share - third resolution -

We recommend a dividend of €3.30 per €8 par value share. The dividend will be paid as from April 30, 2008 on the 245,299,366 shares cum dividend January 1, 2007 that made up the share capital on December 31, 2007. No dividend will be paid on shares held in treasury on the payment date; the corresponding amounts will be allocated to retained earnings. The dividend will be paid out of:

- Profit available for distribution in an amount of €706,845,691.75, consisting of profit for the year of €226,643,349.81, less the statutory allocation to the legal reserve of €3,589,169, plus retained earnings of €483,791,510.94.
- And €102,642,216.05 deducted from the share premium account, corresponding to issue premiums relating to Square D convertible bonds and merger premiums, including the SGTE merger premium, with the balance coming from the Legrand share premium.

Shareholders should note that France's 2004 Finance Act eliminated the avoir fiscal tax credit and précompte equalization tax. However, for individual shareholders who pay income tax in France, only 60% of the dividend will be included in their taxable income. In addition, they will be entitled to a tax credit on their total dividend income from all sources, capped at €115 for a single, divorced or widowed person and €230 for couples who file a joint tax return.

The full dividend will be eligible for the 40% deduction for individuals resident in France. No amounts eligible or not eligible for the 40% deduction provided for in Article 158-3-2 of the French Tax Code will be distributed, other than the dividend described above. This deduction will not apply for dividends received as from January 1, 2008 if the shareholder has chosen the flat-rate withholding tax option.

We remind you that dividends paid by Schneider Electric SA for the last three years were as follows:

	Dividend per share €	Total revenue €
2004	1.8	1.8 (1)
2005	2.25	2.25 (2)
2006	3.00	3.00 (2)

(1) The full dividend was eligible for the 50% deduction for individuals resident in France – no amounts not eligible for the deduction were distributed for 2004.

(2) The full dividend was eligible for the 40% deduction for individuals resident in France – no amounts not eligible for the deduction were distributed for 2005.

Agreements governed by article L.225-38 and L.225-86 of the French Commercial Code - fourth and fifth resolutions -

We ask you to note the following regulated agreements signed in a previous year:

- The shareholders' agreement with AXA concerning cross-shareholdings between AXA and Schneider Electric authorized by the Board of Directors on January 6, 2006.
- Measures decided by the Supervisory Board at its meeting on May 3, 2006 to ensure that Jean-Pascal Tricoire would continue to be entitled to all the pension and other benefits provided for in his service contract with Schneider Electric Industries S.A.S., which was suspended on his appointment to the Management Board as Chairman.
- An addendum to Mr. Tricoire's service contract defining the terms under which it will resume or be terminated.

We ask you to approve the regulated agreement presented in the Auditors' special report in accordance with articles L.225-90-1 and L.225-86 of the French Commercial Code. The agreement concerns an addendum to Jean-Pascal Tricoire's service contract which, in accordance with the provisions of France's "TEPA" law, details the compensation payable to Mr. Tricoire in the event of termination and makes such compensation contingent on performance.

Under the terms of the addendum, Mr. Tricoire is entitled to the following:

- In the event of termination for reasons other than serious or gross misconduct, compensation defined by the collective bargaining agreement plus a contractually agreed payment that increases with seniority. In light of Mr. Tricoire's seniority, the total compensation currently corresponds to 24 months of his target remuneration (fixed salary and target bonus).
- In the event of resignation due to a change in the company's ownership structure that could materially modify the membership of the Supervisory Board, compensation corresponding to 24 months of his target remuneration.

However, payment of said compensation will depend on

the mathematical average of the rate of achievement of performance objectives used to determine the variable portion of Mr. Tricoire's remuneration for the three full years preceding the date of the Board Meeting at which the decision is made. If the mathematical average is:

- less than 50%, no compensation will be paid.
- equal to 50%, 75% of the compensation will be paid.
- equal to 100%, 100% of the compensation will be paid.
- between 50% and 100%, compensation will be calculated on a straight line basis at a rate of between 75% and 100%.

Election of members to the Supervisory Board - sixth through sixteenth resolutions -

The Supervisory Board co-opted G. Richard Thoman on April 26, 2007 to replace Chris Richardson, who resigned on April 1, 2007. In accordance with the Supervisory Board's recommendation, we recommend that shareholders approve this appointment.

In accordance with AFEP/MEDEF recommendations on corporate governance, the bylaws stipulate that half of the members of the Supervisory Board elected in 2006 must stand for re-election or vacate their seats at the Annual Meeting called in 2008. In consequence, the terms of the following members expire at the end of today's meeting: Alain Burq, Jérôme Gallot, Willy R. Kissling, René de La Serre, Richard Thoman and Piero Sierra. As Mr. Burq was elected as a member representing employee shareholders, his re-election or the election of a successor is governed by the provisions of article 11-c of the bylaws, as described below. Mr. de la Serre did not wish to renew his term for personal reasons.

Mr. Sierra will reach the statutory age limit in 2009.

In accordance with the Supervisory Board's recommendation, we recommend that shareholders:

- Re-elect Messrs. Gallot, Kissling and Thoman, who are considered independent members as defined in the Bouton report on corporate governance, for a period of four years and Mr. Sierra for a period of one year.
- Elect Léo Apotheker to replace Mr. de La Serre for a period of four years.

Biographical details for Messrs. Apotheker, Gallot, Kissling, Sierra and Thoman, along with a description of their other directorships, are provided in the chapter on Corporate Governance (pages 38-40).

In accordance with article 11-c of Schneider Electric SA's bylaws, when more than 3% of the issued capital is held by employee shareholders at the end of a fiscal year, the Supervisory Board must include a representative of employee shareholders among its members. This member is elected by shareholders in Annual Meeting from a list of candidates presented by employee shareholders. The candidates are designated by the supervisory boards of the mutual funds invested in Schneider Electric SA shares or by individual employee shareholders who own their shares directly.

As employee shareholders held 3.32% of the issued capital as of December 31, 2007, the Management Board initiated an election process to select candidates, in accordance with the Company's bylaws.

The candidates presented for election are:

Roland Barrier (57)

A graduate of Institut d'Administration des Enterprises in Grenoble, Roland Barier joined Crouzet in 1970. The company was acquired by Schneider Electric in 2000. Mr. Barrier has been in charge of the export zone, sales and marketing, customer satisfaction and international distribution. Since 2005, he has managed Université Crouzet. Mr. Barrier is also treasurer of the company's local works committee, chairman of the economic commission of Crouzet Automatismes' central works committee, and the central works committee's representative on Crouzet Automatismes' Board of Directors.

Claude Briquet (47)

An engineering graduate of Ecole Nationale d'Ingénieurs in Tarbes and ENSEEIHT in Toulouse, Claude Briquet joined Schneider Electric in 1985. He began his career in development, quality and production. Mr. Briquet managed the Pacy I plant from 1992 to 1996 and the Vaudreuil plant from 1996 to 1999. He was appointed General Manager of Mafelec in 1999 and of Alombard in 2001. Mr. Briquet is currently responsible for trading in Europe within the Industry department of Schneider Electric's European Operating Division.

Alain Burq (54)

A graduate of Ecole Supérieure de Commerce de Paris, Alain Burq also has an MBA from the Wharton School of the University of Pennsylvania. After initial experience in the energy industry, with Total in Germany and GDF in Iran, Mr. Burq joined Schneider Electric subsidiary Spie Batignolles in 1982, where he held various positions until 1998, when he moved to Schneider Electric. He is currently in charge of managing the parent company's assets and liabilities within the Finance Department.

Rüdiger Gilbert (41)

Rüdiger Gilbert, a German citizen, received training as an electronic technician. After working as a consultant in high voltage, he joined Schneider Electric Germany's strategic accounts division in 1996 to manage metalworking accounts. In 1998, he was appointed head of sales for the buildings and energy markets in Germany. He has served as Marketing Director of Schneider Electric Germany since 2004.

Cam Moffatt (45)

Cam Moffatt, a Canadian national, holds a degree in electrical engineering from Queen's University in Ontario, Canada. He joined Schneider Canada Inc. in 1985 and served in various marketing and sales positions before being appointed to develop services in 1999. That same year, he earned an MBA from Richard Ivey School of Business. Mr. Moffatt headed Schneider Canada Inc.'s industrial sales division for the province of Ontario from 2001 to 2003. He is currently Director of electrical distribution product marketing and development.

Virender Shankar (49)

An Indian national with a degree in business from the University of Delhi, Virender Shankar began his career with A.F. Fergusono & Co. and Eternet Everest Ltd. He joined Schneider Electric India in 1995 and became Vice President in 1999. He has successively managed the Finance, Legal Affairs, Logistics and IT departments. Mr. Shankar is currently management controller for Schneider Electric's India zone. He is a member of the Institute of Chartered Accounts of India and the Institute of Company Secretaries of India.

The candidate with the most votes from shareholders present or represented at the General Meeting shall be elected to the single seat on the Supervisory Board reserved for a representative of employee shareholders under article 11-c of the bylaws.

The Management Board has approved the twelfth resolution, which calls for the election of Claude Briquet as member of the Supervisory Board representing employee shareholders. As a result, we recommend that shareholders approve the twelfth resolution and vote against the eleventh, thirteenth, fourteenth, fifteenth and sixteenth resolutions.

Share buybacks - seventeenth resolution -

We ask you to renew the authorization given to the Company by shareholders at the Annual Meeting of April 26, 2007 to buy back its shares by any appropriate method, including through the use of derivatives, in accordance with the provisions of article L.225-209 of the Commercial Code.

The shares could be bought back to reduce the issued capital, or in connection with stock option plans, or plans to grant shares without consideration, or to permit the conversion of convertible debt securities, or to finance an acquisition, or for the purpose of market-making under a liquidity agreement.

Shares bought back under this authorization may be canceled in accordance with the nineteenth resolution tabled at today's meeting.

Our report on the use of the authorization given by the Annual Meeting of April 26, 2007, prepared in accordance with article L.225-209 of the Commercial Code, is presented on page 176.

You are asked to authorize the Company to buy back shares representing at most 10% of the issued capital as of the date of this Meeting (representing 24,529,936 shares on the basis of the number of shares outstanding at the last official count on December 31, 2007). The maximum purchase price is set at €130.

Resolutions to be voted on in Extraordinary Meeting

Amendment of the bylaws concerning attendance and voting procedures at shareholders' meetings - eighteenth resolution -

Under the French Commercial Code, holders of both registered and bearer shares must place their shares on record by midnight CET three days before the General Meeting date to participate in the meeting.

The Commercial Code has also been modified to specify the types of electronic signature that may be used in remote voting at General Meetings. These include:

1/ A secure electronic signature with a legal presumption of authenticity, requiring in particular a qualified electronic certificate. This is a cumbersome and dissuasive system.

2/ Another process, to be described in the bylaws, that complies with the terms of the French Civil Code, i.e., "a reliable identification process that guarantees a relationship with the underlying act", in this case with the proxy statement. This process may consist of an ID and a password.

In light of the above, we recommend that shareholders amend article 23 of the bylaws to reflect these new methods for attending and voting at shareholders' meetings.

Authorization to cancel shares purchased under the shareholder-approved buyback program, within the limit of 10% of the capital - nineteenth resolution -

We ask you to give the Management Board full powers to cancel shares representing up to 10% of the Company's capital within the next 24 months, in order to reduce the dilutive impact of the share issues carried out recently or to be carried out, notably upon exercise of stock options or employee share issues.

The Management Board did not use the authorization granted by shareholders at the Annual Meeting of May 3, 2006 that has expired.

Issuance of shares to employees - twentieth and twenty-first resolutions

The Annual and Extraordinary Meetings of May 3, 2006 and April 26, 2007 authorized the Management Board to issue shares to employees who are members of an Employee Stock Purchase Plan. In addition, the Meetings authorized the Management Board to issue shares to entities set up to purchase shares of the Company under programs to promote employee stock ownership in certain foreign countries whose local legislation is not wholly compatible with the rules governing the Company's existing plans.

In accordance with these authorizations:

- The Management Board decided on May 31, 2007 to issue shares to employees who are members of the Employee Stock Purchase Plan or to entities set up to pur-

chase shares on employees' behalf. The 2007 worldwide employee stock purchase program offered a choice between a nonleveraged and a leveraged plan (x 10), both of which offered shares at a discount of 15%. The program was a resounding success; 24,200 employees in the 12 countries where the program was offered subscribed 1% of the issued capital.

• At its meeting on December 19, 2007, the Supervisory Board authorized the Management Board to issue new shares to members of the Employee Stock Purchase Plan during 2008, within a limit of 2 million shares (0.8% of the Company's issued capital). This program, which will include a nonleveraged and a leveraged plan with a 15% discount, will be offered in 17 countries.

In addition, as the authorization to issue shares to entities set up to purchase shares of the Company on behalf of non-French employees will expire in 2008, we ask you to renew it under the following conditions. The shares issued under the authorization will not exceed 0.5% of the capital. They will be deducted from the ceiling of 5% of the capital set for the issuance of shares to employees who are members of the Employee Stock Purchase Plan. At the discretion of the Management Board, the issue price will be equal to either (i) the closing price of the Company's shares quoted on the trading day preceding the decision of the Management Board setting the issue price, or (ii) the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the decision of the Management Board setting the issue price. The Management Board may apply a maximum discount of 20% to the reference price. The discount will be determined by the Management Board taking into consideration any specific foreign legal, regulatory or tax provisions that may apply to any beneficiary governed by foreign law.

This authorization, which will cancel and replace the unused portion of the existing authorization effective June 30, 2008, is being sought for a period of eighteen months.

Under the "NRE" Act, if a company asks shareholders for an authorization to issue shares, a separate resolution must be tabled at the meeting covering the issuance of shares to employees who are members of an employee stock purchase plan. We are therefore asking for the early renewal of the authorization given in April 2007.

The Management Board would have full powers to carry out employee share issues up to the equivalent of 5% of the Company's capital. Under the new authorization, the maximum discount at which the shares could be offered is set at 20%.

This authorization, which will cancel and replace the unused portion of the existing authorization effective June 30, 2008, is being sought for a period of five years.

Lastly, the twenty-second resolution concerns powers to carry out formalities.

7

Supervisory Board's comments on the Management Board's report, made in accordance with article L.225-68 of the French Commercial Code

The Supervisory Board would like to take this opportunity to express its satisfaction in its relationship with the Management Board and in the quality of the Management Board's work. This quality is reflected in the financial statements for the year ended December 31, 2007 and the events described in the management review. The Supervisory Board is pleased to see organic growth reach a new record of 13.9%. It also salutes the quality of the Group's results as reflected in an unprecedented EBITA margin of 14.8%, ROCE of 11% and a remarkable 38% increase in free cash flow. The Supervisory Board recommends that shareholders approve the resolutions tabled and approved by the Management Board.

Report of the Management Board to the Annual Shareholders' Meeting of April 21, 2008 in accordance with Article L.225-209 of the French Commercial Code concerning share buyback programs and description of the share buyback program submitted for approval

The Annual Shareholders' Meeting of May 3, 2006 authorized the Company to buy back shares on the open market. Pursuant to this authorization, the Company set up a liquidity contract.

The Annual Shareholders' Meeting of April 26, 2007 also authorized the Company to buy back shares on the open market. The liquidity contract is still in effect.

Details of the share buyback program submitted for approval at the Annual and Extraordinary Shareholders' Meeting of April 21, 2008 are as follows:

- Number of shares and percentage of share capital held directly and indirectly by Schneider Electric SA as of January 31, 2008:

Treasury stock:	4,173,244 shares, or 1.70% of the capital
Own shares:	2,276,857 shares, or 0.93% of the capital
Total	6,450,101 shares, or 2.62% of the capital

- Purpose:

- The 3,947,644 shares held in treasury stock (excluding the liquidity contract) are held for allocation on the exercise of stock options.

- Buyback plan objectives:

- Reduce the capital by canceling shares.

- Hold shares for allocation on the exercise of stock option plans or stock grant plans or to permit the conversion of convertible debt securities.

- Finance a future acquisition (rather than issue new shares at the time of the acquisition).

- Market making under a liquidity agreement.

- Maximum number of shares that may be acquired:

- 10% of the issued share capital as of the date of the Annual Meeting, representing, on the basis of the issued share capital at January 31, 2008, 24,530,120 shares with a par value of €8.

- Taking into account treasury stock and own shares at January 31, 2008 (6,450,101 shares), the number of shares that could be bought back under the authorization comes to 18,080,019, or 7.37% of the issued capital.

- Maximum purchase price and maximum aggregate amount of share purchases:

- The maximum purchase price is set at €130 per share.

- Share purchases may not exceed an aggregate maximum amount of €3,188,915,600.

- Duration:

- 18 months maximum, expiring on October 20, 2009.

- Transactions carried out under the share buyback program approved by shareholders at the 2007 Annual Meeting:

- The transactions described below were carried out under the liquidity contract between April 27, 2007 and January 31, 2008.

- Number of shares acquired: 3,570,531

- Number of shares sold: 3,427,431

- Number of shares transferred since the beginning of the program: 217,923.

2. Auditors' Special Reports

Auditors' special report on regulated agreements

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA, we present below our report on regulated agreements that have been disclosed to us.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article R.225-58 of the French Commercial Code, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved

We carried out our work in accordance with French professional standards. Those standards require that we perform procedures to verify that the information given to us agrees with the underlying documents.

Agreements signed during the year

We were not informed of any agreements that would be governed by articles L.225-86 and L.225-90-1 of the Commercial Code.

Subsequent agreements

In accordance with article L.225-88 of the French Commercial Code, agreements that received the prior authorization of your Supervisory Board have been disclosed to us.

Addendum to Jean-Pascal Tricoire's service contract with Schneider Electric Industries SAS

The purpose of this new addendum, in accordance with the provisions of France's "TEPA" law, is to define compensation due to Mr. Tricoire in the event of termination of his service contract, either by the employer or on his own initiative, beyond the compensation due under the non-compete agreement in his service contract, and to make such compensation contingent on performance. Under the terms of the addendum, Mr. Tricoire is entitled to the following:

- In the event of termination for reasons other than serious or gross misconduct, compensation defined by the collective bargaining agreement plus a contractually agreed payment that increases with seniority. In light of Mr. Tricoire's seniority, the total compensation currently corresponds to 24 months of his target remuneration (fixed salary and target bonus).
- In the event of resignation due to a change in the company's ownership structure that could materially modify the membership of the Supervisory Board, compensation corresponding to 24 months of his target remuneration.

However, payment of said compensation will depend on the mathematical average of the rate of achievement of performance objectives used to determine the variable portion of Mr. Tricoire's remuneration for the three full years preceding the date of the Board Meeting at which the decision is made.

If the mathematical average is:

- less than 50%, no compensation will be paid.
- equal to 50%, 75% of the compensation will be paid.
- equal to 100%, 100% of the compensation will be paid.
- between 50% and 100%, compensation will be calculated on a straight line basis at a rate of between 75% and 100%.

In accordance with the addendum of May 2, 2006, the target remuneration used to calculate the compensation described above corresponds to Mr. Tricoire's remuneration as Chairman of the Management Board and CEO plus a variable portion equal to the average of his target bonus over the two years preceding termination.

The Supervisory Board approved this addendum on February 19, 2008 and signed it on February 26, 2008.

Agreements entered into in prior years that remained in force during the year

In application of articles R.225-30 and R.225-57 of the Commercial Code, we were also advised of the following agreements entered into in prior years, which remained in force during the year.

Shareholders' agreement with AXA

The shareholders' agreement between AXA and Schneider Electric SA, approved by the Board of Directors on January 6, 2006, calls for the continuation of stable cross-shareholdings between the two groups. Each group also holds a call option that may be exercised in the event of hostile takeover.

Arrangements concerning Jean-Pascal Tricoire (approved by the Supervisory Board on May 3, 2006

These arrangements include:

- Measures to ensure that Jean-Pascal Tricoire will continue to be entitled to all the pension and other benefits provided for in his service contract with Schneider Electric Industries S.A.S., which was suspended on his appointment to the Management Board as Chairman.
- An addendum to Mr. Tricoire's service contract defining the terms under which it will resume or be terminated.

Courbevoie and Neuilly-sur-Seine, February 26, 2008

The Statutory Auditors

Ernst & Young et Autres	Mazars & Guérard
Pierre Jouanne	Pierre Sardet

Auditors' report on the proposal to reduce the capital by canceling shares

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and as required by article L.225-209, paragraph 7, of the Commercial Code in the case of a capital reduction carried out by canceling shares bought back by the issuer, we present below our report on our assessment of the reasons for the proposed capital reduction and the terms and conditions of the operation.

We performed the procedures we deemed necessary to conduct this mission in accordance with the professional guidelines of the French Institute of Statutory Auditors (CNCC). Those procedures are designed to allow us to obtain assurance concerning the reasonableness of the decision to reduce the capital and of the terms and conditions of the proposed operation.

The proposed capital reduction will concern shares representing up to 10% of the Company's capital bought back pursuant to article L.225-209 of the Commercial Code. At the Annual Meeting, you will be asked to give an 18-month authorization to the Company to implement the buyback program.

The Management Board is asking you to grant it full discretionary authority over a period of 24 months to cancel shares purchased under the shareholder approved buyback program within a limit of 10% of the Company's capital.

We have no matters to report concerning the reasons for and the terms and conditions of the proposed capital reduction, the implementation of which is conditional upon shareholders authorizing the buyback program as requested in the seventeenth resolution.

Courbevoie and Neuilly-sur-Seine, February 19, 2008

The Statutory Auditors

Ernst & Young et Autres	Mazars & Guérard
Pierre Jouanne	Pierre Sardet

Auditors' report on the proposed employee share issue with cancellation of shareholders' pre-emptive subscription right

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-135 et seq. of the Commercial Code, we present below our report on the proposal to authorize the Management Board to issue shares, share equivalents or debt securities, on one or several occasions, to employees who are members of an Employee Stock Purchase Plan set up by French or foreign related companies, with cancellation of shareholders' pre-emptive subscription right. The maximum nominal amount by which the capital may be increased may not exceed 5% of the issued capital as of the date on which this authorization is used. The maximum discount at which shares may be offered is set at 20% of the share price.

These authorizations are submitted for your approval in accordance with Article L.225-129-6 of the Commercial Code and Article L.443-5 of the Labor Code.

You are asked to authorize the Management Board, on the basis described in its report, to increase the Company's issued share capital directly or through a representative on one or several occasions by issuing common shares or share equivalents without pre-emptive subscription rights, for a period of five years as from the date of this Meeting. If the resolution is adopted, the Management Board will set the terms and conditions of these transactions.

The Management Board is responsible for reporting to shareholders on the proposed share issue in accordance with Articles R.225-113 and R.225-114 of the Commercial Code. Our responsibility is to express an opinion on the fairness of figures taken from the financial statements, on the proposal to cancel shareholders' pre-emptive subscription right and on certain other information included in this report.

We performed our work in accordance with French professional standards. Those standards require that we perform procedures to check the content of the report drawn up by the competent management body concerning this operation and the method used to determine the share issue price.

We have no matters to report concerning the method for determining the issue price as described in the Management Board Report, contingent upon our final review of the terms of the proposed capital increase.

Since the issue price has not yet been set, we cannot formulate an opinion on the final conditions under which the share issue will be carried out, and consequently have no opinion on the proposal to cancel shareholders' pre-emptive subscription right,

Should this resolution be approved and as required by Article R.225-116 of the Commercial Code, we will prepare an additional report at the time the capital increase(s) is (are) carried out by the Management Board.

Courbevoie and Neuilly-sur-Seine, February 19, 2008

The Statutory Auditors

Ernst & Young et Autres	Mazars & Guérard
Pierre Jouanne	Pierre Sardet

Auditors' report on the proposal to issue shares to employees of Group companies outside of France with cancellation of shareholders' pre-emptive subscription right

To the Shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-135 et seq. of the Commercial Code, we present below our report on the proposal to issue common shares or share equivalents to employees of Group companies outside of France. Shareholders will be asked to waive their pre-emptive right to subscribe the issue(s). This authorization would be granted to the Management Board. The maximum nominal amount by which the capital may be increased may not exceed 0.5% of the issued capital as of the date of this Meeting. The amount of any capital increase carried out under this authorization would be deducted from the aggregate amount by which the capital may be increased under the tenth resolution approved by shareholders at the Annual Meeting of April 26, 2007 and from the aggregate amount by which the capital may be increased under the twentieth resolution tabled at this Meeting.

You are asked to authorize the Management Board, on the basis described in its report, to increase the Company's issued share capital directly or through a representative on one or several occasions by issuing common shares or share equivalents without pre-emptive subscription rights, for a period of 18 months. If the resolution is adopted, the Management Board will set the terms and conditions of the share issue.

The Management Board is responsible for reporting to shareholders on the proposed share issue in accordance with Articles R.225-113 and R.225-114 of the Commercial Code. Our responsibility is to express an opinion on the fairness of figures taken from the financial statements, on the proposal to cancel shareholders' pre-emptive subscription right and on certain other information included in this report.

We performed our work in accordance with French professional standards. Those standards require that we perform procedures to check the content of the report drawn up by the competent management body concerning this operation and the method used to determine the share issue price.

We have no matters to report concerning the method for determining the issue price as described in the Management Board Report, contingent upon our final review of the terms of the proposed capital increase.

Since the issue price has not yet been set, we cannot formulate an opinion on the final conditions under which the share issue will be carried out, and consequently have no opinion on the proposal to cancel shareholders' pre-emptive subscription right,

Should this resolution be approved and as required by Article R.225-116 of the Commercial Code, we will prepare an additional report at the time the capital increase(s) is (are) carried out by the Management Board.

Courbevoie and Neuilly-sur-Seine, February 19, 2008

The Statutory Auditors

Ernst & Young et Autres	Mazars & Guérard
Pierre Jouanne	Pierre Sardet

3. Resolutions

Resolutions to be voted on in annual meeting

First resolution

(2007 parent company financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, having heard the reports of the Management Board and the Auditors, and noting the Supervisory Board's comments on the Management Board's report and on the parent company financial statements, approves the transactions and parent company financial statements for the year ended December 31, 2007, as presented by the Management Board. These financial statements show a net profit for the year of €226,643,349.81 euros.

Second resolution

(2007 consolidated financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, having heard the reports of the Management Board and the Auditors, and noting the Supervisory Board's comments on the Management Board's report and on the consolidated financial statements, approves the transactions and consolidated financial statements for the year ended December 31, 2007, as presented by the Management Board.

Third resolution

(Appropriation of profit, deduction from the share premium account and dividend payment)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, approves the Management Board's recommendations and resolves accordingly to appropriate:

- Profit available for distribution in an amount of €706,845,691.75, consisting of profit for the year of €226,643,349.81 million, less the statutory allocation to the legal reserve of €3,589,169, plus retained earnings of €483,791,510.94,

- And €102,642,216.05 deducted from the share premium account, corresponding to issue premiums relating to Square D convertible bonds and merger premiums, including the SGTE merger premium, with the balance coming from the Legrand share premium,

to the payment of a €3.30 divided for the 245,299,366 €8 par value shares cum dividend January 1, 2007 that were outstanding on December 31, 2007.

The full dividend will be eligible for the 40% deduction for individuals resident in France as of January 1, 2008, provided for in Article 153-8-2 of the French Tax Code. This deduction will not apply for dividends received as from January 1, 2008 if the shareholder has chosen the flat-rate withholding tax option.

Unpaid dividends on shares held in treasury as of the dividend payment date will be allocated to retained earnings.

No amounts eligible or not eligible for the 40% deduction provided for in Article 158-3-2 of the French Tax Code will be distributed, other than the dividend described above.

Dividend payments for the last three years were as follows:

	Dividend €	Total revenue €
2004	1.8	1.8 [1]
2005	2.25	2.25 [2]
2006	3.00	3.00 [2]

(1) Full dividend eligible for a 50% deduction for individuals resident in France as of January 1, 2004. No non-eligible dividends were distributed for 2004.
(2) Full dividend eligible for a 40% deduction for individuals resident in France as of January 1, 2005 and 2006. No non-eligible dividends were distributed for 2005.

Fourth resolution

(Report on regulated agreements signed in a previous year)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the Auditors' Special Report on agreements governed by articles L.225-38, 225-86 and 225-90-1 of the French Commercial Code, presented in accordance with article L.225-40 of said Code, takes note of the agreements signed and commitments made in a previous year, as presented in this report.

Fifth resolution

(Approval of a regulated agreement concerning compensation payable to Jean-Pascal Tricoire in the event of termination)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the Auditors' Special Report on agreements governed by articles L.225-86, L.225-90-1 and L.225-79-1 of the French Commercial Code, presented in accordance with article L.225-88 of said Code, approves the agreement presented in this report concerning the compensation payable to Jean-Pascal Tricoire should he be terminated or resign following a change in the company's ownership structure.

Sixth resolution

(Election of Léo Apotheker as a member of the Supervisory Board)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, elects Léo Apotheker to replace René de La Serre, who did not wish to serve another term, as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Seventh resolution

(Re-election of Jérôme Gallot as a member of the Supervisory Board)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, re-elects

Jérôme Gallot as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Eighth resolution

(Re-election of Willy Kissling as a member of the Supervisory Board)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, re-elects Willy Kissling as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Ninth resolution

(Re-election of Piero Sierra as a member of the Supervisory Board)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, re-elects Piero Sierra as a member of the Supervisory Board for a period of one year, due to the statutory age limit, expiring at the close of the Annual Shareholders' Meeting to be called in 2009 to approve the 2008 financial statements.

Tenth resolution

(Ratification of G. Richard Thoman's appointment as a member of the Supervisory Board)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, ratifies the decision of April 26, 2007 to co-opt G. Richard Thoman as a member of the Supervisory Board and elects him as a member of the Supervisory Board for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Eleventh resolution*

(Election to the Supervisory Board of a representative of employee shareholders, in accordance with article 11-c of the bylaws)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, elects Roland Barrier as a member of the Supervisory Board representing employee shareholders, in accordance with article 11-c of the bylaws, to replace Alain Burq, whose term has expired, for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Twelfth resolution*

(Election to the Supervisory Board of a representative of employee shareholders, in accordance with article 11-c of the bylaws)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, elects Claude Briquet as a member of the Supervisory Board representing employee shareholders, in accordance with article 11-c of the bylaws, to replace Alain Burq, whose term has expired, for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Thirteenth resolution*

(Election to the Supervisory Board of a representative of employee shareholders, in accordance with article 11-c of the bylaws)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, re-elects Alain Burq as a member of the Supervisory Board representing employee shareholders, in accordance with article 11-c of the bylaws, for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Fourteenth resolution*

(Election to the Supervisory Board of a representative of employee shareholders, in accordance with article 11-c of the bylaws)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, elects Rüdiger Gilbert as a member of the Supervisory Board representing employee shareholders, in accordance with article 11-c of the bylaws, to replace Alain Burq, whose term has expired, for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Fifteenth resolution*

(Election to the Supervisory Board of a representative of employee shareholders, in accordance with article 11-c of the bylaws)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, elects Cam Moffatt as a member of the Supervisory Board representing employee shareholders, in accordance with article 11-c of the bylaws, to replace Alain Burq, whose term has expired, for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

Sixteenth resolution*

(Election to the Supervisory Board of a representative of employee shareholders, in accordance with article 11-c of the bylaws)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, elects Virender Shankar as a member of the Supervisory Board representing employee shareholders, in accordance with article 11-c of the bylaws, to replace Alain Burq, whose term has expired, for a period of four years, expiring at the close of the Annual Shareholders' Meeting to be called in 2012 to approve the 2011 financial statements.

** Eleventh through sixteenth resolutions: in accordance with article 11-c of the bylaws, the candidate with the most votes from shareholders present or represented at the General Meeting shall be elected to the single seat on the Supervisory Board reserved for a representative of employee shareholders. The Management Board recommends that shareholders approve the twelfth resolution and vote against the eleventh, thirteenth, fourteenth, fifteenth and sixteenth resolutions.*

Seventeenth resolution

(Authorization to trade in the Company's shares – maximum purchase price: €130)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, having heard the report of the Management Board drawn up in accordance with article L.225-209 of the French Commercial Code, authorizes the Management Board, in accordance with article L.225-209 of the French Commercial Code, to buy back Company shares in order to reduce the capital, or in connection with stock option plans, or plans to grant shares without consideration, or to permit the conversion of convertible debt securities, or to finance an acquisition, or for the purpose of market making under a liquidity agreement.

- The maximum number of shares that may be acquired pursuant to this authorization may not exceed 10 percent of the issued share capital as of the date of this Meeting (representing 24,529,936 shares on the basis of the number of shares outstanding at the last official count on December 31, 2007).
- The maximum purchase price is set at €130. However, if all or some of the shares acquired pursuant to this authorization are intended to be allotted on exercise of stock options, in application of articles L.225-177 et seq. of the French Commercial Code, the selling price of the shares in question will be determined in accordance with the provisions of the law governing stock options.
- Share purchases may not exceed an aggregate maximum amount of €3,188,891,680.
- The shares may be acquired, sold or otherwise transferred by any appropriate method, and in compliance with current legislation, on the market or over the counter, including through block purchases or sales, the use of all forms of derivatives traded on a regulated market or over the counter, or the use of put or call options including combined puts and calls.
- Shares acquired may also be canceled, subject to compliance with the provisions of articles L.225-204 and L.225-205 of the French Commercial Code and in accordance with the nineteenth resolution tabled at this Annual Meeting.
- The Management Board may adjust the maximum and/or minimum prices set above in the following cases: 1) an issue of bonus shares or increase in the par value of existing shares paid up by capitalizing reserves or earnings, 2) a stock split or reverse stock split, or 3) more generally, any transaction affecting equity, to account for the impact of such transactions on the share price. The adjustment will be determined by multiplying the price by the ratio between the number of shares outstanding before and after the transaction.
- This authorization will expire at the end of a period of eighteen months from the date of this Meeting.

Resolutions to be voted on in extraordinary meeting

Eighteenth resolution

(Amendment of the bylaws concerning attendance and voting at shareholders' meetings)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the report of the Management Board, resolves to amend article 23 of the Company's bylaws concerning attendance and voting procedures at shareholders' meetings in line with new regulations in the French Commercial Code. Consequently, paragraphs 3 to 5 of article 23, currently written as follows:

"Attendance and exercise of voting rights at both Ordinary and Extraordinary General Meetings are subject to certain conditions:

- Holders of registered shares must have such shares recorded in the Company's share register.
- Holders of bearer shares must file at the address specified in the notice of meeting a certificate issued by the bank or broker that manages their securities account stating that the shares will not be sold in the period up to the date of the Meeting. Where appropriate, such shareholders must also provide proof of their identity in accordance with the applicable law and regulations.

These formalities must be completed five clear days before the date of the Meeting. However, the Management Board may reduce such period and may accept documents filed outside the applicable period.

When the decision is made to call a General Meeting, the Management Board may also decide to allow shareholders to participate or vote at General Meetings using videoconferencing facilities and/or any other telecommunication medium allowed under the applicable legislation."

Shall be replaced by the following:

"All shareholders may attend personally or be represented at General Meetings after providing proof of their identity and share ownership in accordance with the applicable law and regulations.

When the decision is made to call a General Meeting, the Management Board may also decide to allow shareholders to participate or vote at General Meetings using videoconferencing facilities and/or any other telecommunication medium allowed under the applicable legislation.

Remote voting procedures are governed by the applicable laws and regulations. In particular, shareholders may send proxy and postal voting forms before General Meetings either in paper form or, if approved by the Management Board and stated in the Meeting Announcement and/or Notice, electronically.

When the decision is made to call a General Meeting, the Management Board may authorize shareholders to fill out and sign these forms electronically through a secure site set up by the General Meeting organizer using a process that complies with article 1316-4, paragraph 2, line 1 of the French Civil Code, for example by entering an ID and a password.

Proxies or votes submitted electronically before the General Meeting, as well as the related acknowledgements of

receipt, will be considered irrevocable and binding documents. However, in the event that shares are sold before the applicable record date (i.e., midnight CET three days before the Meeting date), the Company will cancel or amend, as appropriate, any related proxies or votes submitted electronically before the General Meeting."

Nineteenth resolution

(Authorization to cancel shares purchased under the shareholder-approved buyback program, within the limit of 10% of the capital)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, and having heard the report of the Management Board and the Auditors' special report, resolves, in accordance with article L.225-209 of the French Commercial Code, to authorize the Management Board to cancel the shares of the Company acquired under the shareholder-approved buyback program, as provided for in article L.225-209 of the French Commercial Code, as follows:

- The Management Board shall have full discretionary authority to cancel, on one or several occasions, all or some of the shares purchased under the shareholder approved buyback program, provided that the total number of shares canceled in the 24 months following the date of this Meeting does not exceed 10% of the total number of shares outstanding, and to reduce the Company's capital accordingly.
- The difference between the purchase price of the shares and their par value will be charged against additional paid-in capital and, if appropriate, against the legal reserve for the portion of the difference representing 10% of the capital reduction.

This authorization is given for a period of 24 months from the date of this Meeting. The Management Board shall have full powers to carry out any and all actions, formalities and filings required to cancel the shares, reduce the capital and amend the bylaws to reflect the new capital, either directly or through a duly authorized representative.

Twentieth resolution

(Issuance of shares to employees who are members of an Employee Stock Purchase Plan)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, having considered the report of the Management Board and the Auditors' special report, resolves, pursuant to articles L.443-1 et seq. of the French Labor Code and L.225.129-6 and L.225-138-1 of the French Commercial Code, and in accordance with said Commercial Code:

1. To give the Management Board a five-year authorization from the date of this Meeting to increase the share capital on one or several occasions, at its discretion, by issuing shares and share equivalents to the members of an Employee Stock Purchase Plan set up by French or foreign related companies, in accordance with article L.225-180 of the French Commercial Code and article L.444-3 of the French Labor Code. The maximum nominal amount by which the capital may be increased may not exceed 5% of the issued capital as of the date on which this authorization is used.

2. To set the maximum discount at which shares may be offered under the Employee Stock Purchase Plan at 20% of the average of the opening prices quoted for Schneider Electric shares on Euronext Paris over the twenty trading days preceding the date on which the decision is made to launch the employee share issue. However, the General Meeting specifically authorizes the Management Board to reduce the above discount, within legal and regulatory limits.

3. That in the case of an issue of share equivalents, the characteristics of these securities will be determined in accordance with the applicable regulations by the Management Board.

4. That shareholders shall waive their pre-emptive right to subscribe the shares and share equivalents to be issued under this authorization.

5. That shareholders shall waive their pre-emptive right to subscribe the shares issued on redemption, conversion, exchange or exercise of share equivalents attributed in application of this resolution.

6. That, effective June 30, 2008, this authorization shall cancel and replace the unused portion of the authorization given in the fourteenth resolution at the General Meeting of April 26, 2007.

7. That the Management Board shall have full powers to use this authorization, including the powers of delegation provided for by law, subject to the limits and conditions described above. In particular, the Board shall have full powers to:

- decide the characteristics of the securities to be issued, the amounts of the issues, the issue price, the subscription date or period, the terms and conditions of subscription, payment and delivery of the securities, as well as the cum-dividend or cum-interest date, subject to compliance with the applicable laws and regulations;

- place on record the capital increases corresponding to the aggregate par value of the shares subscribed directly or on redemption, conversion, exchange or exercise of share equivalents;

- where appropriate, charge the share issue costs to the related premiums and credit all or part of the remaining premiums to the legal reserve as needed in order to raise this reserve to one-tenth of the new capital after each increase;

- enter into any and all agreements, carry out any and all operations and formalities, directly or through a representative, including the formalities related to the capital increase and the corresponding amendment of the bylaws, and generally do whatever is necessary.

- generally, enter into any and all underwriting or other agreements, take any and all measures and perform any and all formalities related to the issue, quotation and servicing of the securities issued under this authorization and the exercise of the related rights.

Twenty-first resolution

(Issuance of shares to entities set up to hold shares on behalf of employees)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Management Board and the Auditors' special report, resolves, in accordance with articles L.225-129 to L. 225-129-2 and L. 225-138-1 of the French Commercial Code:

1. To authorize the Management Board, directly or through a representative, to increase the share capital on one or several occasions, at its discretion, by issuing shares or share equivalents to the persons falling into the category defined below. Said shares or share equivalents will rank pari passu with existing shares. The maximum nominal amount by which the capital may be increased may not exceed 0.5% of the issued capital as of the date of this Meeting. The amount of any capital increase carried out under this authorization shall be deducted from the aggregate amount by which the capital may be increased under the tenth resolution approved by shareholders at the General Meeting of April 26, 2007 and the twentieth resolution tabled at this Meeting.

2. That shareholders shall waive their pre-emptive right to subscribe the shares and/or share equivalents issued under this authorization and that the said shares and/or share equivalents shall be subscribed by the following categories of beneficiaries: (i) employees and officers of companies belonging to the Schneider Electric Group, as defined in article L.225-180 of the French Commercial Code and article L.444-3 of the French Labor Code, whose headquarters are located outside France; and/or (ii) mutual funds or other incorporated and unincorporated entities created to subscribe Schneider Electric shares or share equivalents for the purpose of a stock purchase plan set up for employees and officers of companies belonging to the Schneider Electric Group; and/or (iii) banks or bank subsidiaries mandated by the Company to set up a stock purchase plan or savings plan for employees and officers of companies belonging to the Schneider Electric Group where such a system would allow employees of subsidiaries outside France to benefit from stock purchase plans and savings plans with equivalent economic benefits as those applicable to other Group employees.

3. That the issue price of shares issued under this resolution will be set by the Management Board based on the price quoted for the Company's shares on the Eurolist market of Euronext Paris. At the discretion of the Management Board, said price will be equal to either (i) the closing price of the Company's shares quoted on the trading day preceding the decision of the Management Board setting the issue price, or (ii) the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the decision of the Management Board setting the issue price. When setting the issue price for these shares, the Management Board may apply a maximum discount of 20% to the quoted price of Schneider Electric shares as determined in accordance with either (i) or (ii) above. The discount will be determined by the Management Board taking into consideration any specific foreign legal, regulatory or tax provisions that may apply to any beneficiary governed by foreign law.

4. That the Management Board shall have full powers to use this authorization as provided for by law, including the powers of delegation, subject to the limits and conditions described above. The Management Board shall have full powers to draw up the list of beneficiaries within the categories defined in this resolution and set the number of shares to be offered to each beneficiary. It may decide to limit the issue to the number of shares subscribed, providing that no less than 75% of the shares or share equivalents offered have been subscribed. In particular, the Management Board shall have full powers to:

- Decide the characteristics of the securities to be issued, the issue price, the subscription date or period, the terms and conditions of subscription, payment and delivery of the securities, as well as the cum-dividend or cum-interest date, subject to compliance with the applicable laws and regulations.
- Place the share issue on record, issue shares and share equivalents and amend the bylaws to reflect the new capital.
- Generally, enter into any and all underwriting or other agreements, take any and all measures and perform any and all formalities related to the issue, quotation and servicing of the securities issued under this authorization and the exercise of the related rights.

5. That, effective June 30, 2008, this authorization shall cancel and replace the unused portion of the authorization given in the fifteenth resolution at the General Meeting of April 26, 2007.

This authorization is given for a period of eighteen months from the date of this Meeting.

The Management Board shall report to the General Meeting called to approve the financial statements for the year ended December 31, 2008 on its use of this authorization, as provided for by law.

Twenty-second resolution

(Powers)

The General Meeting gives full powers to the bearer of a copy or extract of the minutes of the meeting to carry out all legal filing and other formalities.

Attestation

Person responsible for the registration document

Jean-Pascal Tricoire, Chairman
of the Management Board and CEO

Attestation by the person responsible for the registration document

I hereby declare that, having taken all reasonable care to ensure that such is the case, the information contained in the registration document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

I hereby declare that, to the best of my knowledge, the financial statements have been prepared in accordance with applicable accounting standards and that they present fairly, in all material respects, the assets, financial position and results of the company and the consolidated group at December 31, 2007. To the best of my knowledge, the business review provided on pages 70-76 presents fairly the changes in business, results and financial position of the company and the consolidated group, as well as a description of their principal risks and contingencies.

I obtained a statement from the Statutory Auditors at the end of their engagement affirming that they have read the whole of the registration document and examined the information about the financial position and the historical accounts contained therein.

Rueil-Malmaison, March 17, 2008

Chairman of the Management Board and CEO

Jean-Pascal Tricoire

Pursuant to article 28 of Commission Regulation (EC) 809/2004, the following information is incorporated by reference in the present registration document:

- The consolidated financial statements and corresponding auditors' reports provided in chapter 5 of the registration document for the year ended December 31, 2006, registered with *Autorité des Marchés Financiers* (AMF) under number D 07-223 on March 26, 2007.
- The consolidated financial statements and corresponding auditors' reports provided in chapter 5 of the registration document for the year ended December 31, 2005, registered with *Autorité des Marchés Financiers* (AMF) under number D 06-158 on March 27, 2006.
- The annual company financial statements and corresponding auditors' reports provided in chapter 6 of the registration document for the year ended December 31, 2006, registered with *Autorité des Marchés Financiers* (AMF) under number D 07-223 on March 26, 2007.
- The annual company financial statements and corresponding auditors' reports provided in chapter 6 of the registration document for the year ended December 31, 2005, registered with *Autorité des Marchés Financiers* (AMF) under number D 06-0158 on March 27, 2006.
- The business review provided in chapter 4 of the registration document for the year ended December 31, 2006, registered with *Autorité des Marchés Financiers* (AMF) under number D 07-223 on March 26, 2007.
- The business review provided in chapter 4 of the registration document for the year ended December 31, 2005, registered with *Autorité des Marchés Financiers* (AMF) under number D 06-0158 on March 27, 2006.

Passages not incorporated in this document are either irrelevant for the investor or covered in another section of the registration document.

Schneider Electric SA

Headquarters
43-45, boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison Cedex (France)
Tel. : +33 (0) 1 41 29 70 00
Fax : +33 (0) 1 41 29 71 00
www.schneider-electric.com

Incorporated in France, governed by
a Management Board and Supervisory Board,
with issued capital of € 1,962,394,928
Registered in Nanterre, RCS 542 048 574
Siret no: 542 048 574 01775

Printed on paper made from 100% recycled fibers, 100% chlorine free.
All production waste has been recycled.

April 2008

Layout: Sequoia - J. Grison / Photo credits: Getty Images, Ambroise Tezenas, Bruno Levy (les Echos) / Printing: Gibert Clarey / English tex

Schneider Electric

Press Release

Schneider Electric takes a leading position in the wiring devices market in Russia with the acquisition of Wessen

Rueil Malmaison, France – April 17, 2008 – Schneider Electric has signed an agreement to acquire the Wessen Group, a leading Russian manufacturer of wiring accessories, primarily switches and sockets, from Ahlström Capital.

Wessen designs, manufactures and markets a comprehensive range of wiring devices. In 2007, It generated sales of nearly €24 million, of which 90% in Russia. The company has a leading position on Russian residential programs.

With this acquisition, Schneider Electric will significantly reinforce its exposure to the low voltage installation market in Russia, which is expected to grow annually by 15% in the next 5 years. Wessen products will also further complete Schneider Electric's offering in wiring devices.

Christian Wiest, Executive Vice-President of Schneider Electric's International Operating Division, commented: "*The acquisition of Wessen will give a unique opportunity to capture growth in one of the most dynamic residential markets in the world. It will also contribute to accelerate our development in emerging countries, which already accounted for 32% of Schneider Electric's sales in 2007.*"

Subject to the authorisation of the Russian antitrust authorities, the transaction is expected to be finalised in the second quarter of 2008. This acquisition meets Schneider Electric's Return on Capital Employed criteria.

About Wessen Group

Founded in 1966, under the name of Potencial, the company adopted the Wessen brand in 2002 and employs about 1,800 people in 1 factory in the city of Kozmodemiansk and 7 sales agencies in Russia. The group sells through more than 3,000 distributor outlets or retailer outlets in Russia, Ukraine and Kazakhstan.
www.wessen.ru

About Schneider Electric

Schneider Electric, who helps people and organisations make the most of their energy, anticipates and satisfies its customers' requirements in the residential, building, data centers and networks, industry, and energy and infrastructure markets. With 120,000 employees, Schneider Electric generated revenues of €17.3 billion in 2007 through 15,000 distributor outlets in 190 countries.
www.schneider-electric.com

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

About Ahlström Capital

Ahlström Capital is a private equity investment company that creates value for its owners by channeling its investments primarily into industrial companies. With roughly 190 million euros in capital, the company is one of Finland's biggest private equity investors. Ahlström Capital's strengths are solid industrial expertise, long entrepreneurial traditions, and substantial financial resources.
www.ahlstromcapital.com

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release

Strong organic growth in first-quarter 2008 fuelled by energy efficiency businesses and emerging countries

- **Strong organic growth of 9.5%**
- **Excellent performance in emerging countries: up 17%**
- **Solid trends in Europe and North America**
- **Sharp increase in energy efficiency business**
- **Organic growth target for 2008 confirmed at 6% to 8%**

Rueil Malmaison, 21 April 2008 – In the first quarter, Schneider Electric recorded organic sales growth of **11.0%** adjusted for the number of working days, or 9.5% unadjusted. The quarter was penalised by a smaller number of working days in relation to the year-earlier period, which reduced the organic growth rate by 1.5 points. This effect should be offset in the following quarters.

On a current structure and exchange rate basis, sales rose **10.7%** to **€4,311 million**.

Acquisitions contributed a net €269 million or 6.9%. This primarily included APC, for €191 million (1.5 months), and Pelco, for €90 million (3 months). The divestment of MGE's small systems business reduced sales by €44 million. The currency effect had a negative impact of €197 million or 5.7%.

The breakdown of sales by geographical region was as follows:

€ million	Q1 2008 sales	Organic growth (quarter)	Changes in scope of consolidation	Currency effect	Reported growth (quarter)
Europe	1,992	+7.1%	+1.7%	-1.9%	+6.9%
North America	1,166	+6.7%	+16.7%	-12.5%	+10.9%
Asia-Pacific	750	+13.6%	+3.3%	-4.8%	+12.1%
Rest of the World	403	+22.9%	+12.6%	-5.2%	+30.3%
Total	**4,311**	**+9.5%**	**+6.9%**	**-5.7%**	**+10.7%**

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet-Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release *(p. 2)*

"Schneider Electric, the global specialist in energy management, turned in a very good performance in the first quarter, in line with its forecasts," noted Jean-Pascal Tricoire, Chairman of the Management Board and CEO. *"Our performance is fuelled by our two engines for growth: broad exposure in emerging countries and unique positioning in energy efficiency. Thanks to the development of targeted solutions for attractive verticals such as data centers, water treatment and hospitals, the Group now generates close to 60% of its sales in markets supported by healthy growth drivers. As a result, we confirm our targets for full-year 2008 of an organic sales growth of between 6% and 8% and an EBITA* margin of 15%".*

Growth by region

In **Europe**, first-quarter sales rose **9.3%** adjusted for the number of working days, or 7.1% unadjusted. Growth in Eastern Europe remained strong at more than 20%, lifted by continuing very favourable trends in building and infrastructure.

In Western Europe, Schneider Electric benefited from very good business in critical power and building automation solutions to optimise energy efficiency and performance in installations. Sustained demand from OEMs lifted sales in the industry market, notably in Germany and Scandinavia. The deceleration in certain residential markets was confirmed, particularly in Spain and the United Kingdom.

Sales in **North America** increased by **8.4%** adjusted for the number of working days, or 6.7% unadjusted. Although the residential market's decline deepened in the midst of the real estate crisis, trends in other end markets remained favourable overall. The Group also benefited from its positioning in the most promising market segments. Infrastructure projects - in particular for data centres, water treatment, healthcare facilities and the oil and gas industry - and energy efficiency solutions for buildings generated additional growth during the quarter. Industry investment also remained firm, supported in part by the weak dollar.

Operations in the **Asia-Pacific** region enjoyed organic growth of **14.0%** adjusted for the number of working days, or 13.6% unadjusted. Schneider Electric achieved an excellent performance in China, with business up around 30% during the quarter thanks to very strong sales across the line-up, especially for services. Sales in the Pacific region were also on a good trend, with several mining projects in the works.

Rest of the World was up **22.9%** in the period, recording growth as high as 20% for the fifth quarter in a row. Operations in the Middle East, the main contributor with growth of 30%, were buoyed by the robust construction and infrastructure markets. Business in South America and Africa also continued to grow at a sustained pace.

** EBITA = EBIT before amortisation of purchase accounting intangibles*

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet-Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse

Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Growth by business

Organic growth in Electrical Distribution (55% of sales), that has stronger exposure to the more powerful momentum in construction and energy markets, was slightly higher than in Automation & Control (31% of sales).

The Critical Power & Cooling business, with attractive growth prospects, accounted for 14% of Group sales in the first quarter.

€ million	Q1 2008 sales	Organic growth (quarter)	Changes in scope of consolidation	Currency effect	% Change current (quarter)
Electrical Distribution	2,380	+9.8%	+0.4%	-5.4%	+4.8%
Automation & Control	1,327	+8.0%	+9.1%	-4.8%	+12.3%
Critical Power & Cooling	604	+11.6%	+34.6%	-9.3%	+36.9%
Total	**4,311**	**+9.5%**	**+6.9%**	**-5.7%**	**+10.7%**

APC-MGE

The Critical Power & Cooling Business Unit recorded sales of **$868 million** in the first quarter. Organic growth stood at **11%**** adjusted for the number of working days, or 9% unadjusted. The discontinuation of unprofitable *Home & Distributed* product lines had a negative impact of around one point that should continue to narrow as the year goes by.

Demand for critical power and cooling remains very strong, lifted by huge data exchange and storage requirements and the need for data centre managers to keep power supply and cooling costs under control.

Recent highlights

Agreement in principle for a joint venture with Fuji Electric

On 27 March, Schneider Electric and Fuji Electric Holding announced the signature of an agreement in principle to extend their cooperation in electrical distribution and industrial control. Fuji Electric will contribute its electrical distribution and industrial control operations in Japan, and other Asian countries including China, while Schneider Electric plans to contribute most of the Schneider Electric Japan Ltd operation and a circuit-breaker production line in Thailand, together with a cash amount of

** *Corresponds to the Critical Power & Cooling Business Unit's organic growth over the quarter. Because APC was fully consolidated on 14 February 2008, organic growth consolidated by Schneider Electric comprises only that of MGE UPS and APC over 1.5 months.*

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet-Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

approximately €60 million that will give it a shareholding in the range of 40%, the majority of approximately 60% being held by Fuji Electric.

The new Joint Venture will cover product development, manufacturing, marketing and sales, with the goal of combining Schneider Electric's and Fuji Electric's strengths and offers to increase their penetration in the Japanese market and to become the preferred supplier of Japanese customers worldwide. The parties intend to finalize the negotiation of their different agreements and to obtain the related regulatory approvals towards mid-year.

Acquisition of ECP Tech Services

On 27 March, Schneider Electric announced that it had signed an agreement to acquire ECP Tech Services (ECP), a US-based company that is a provider of power system testing, maintenance and commissioning services to industrial, utility and commercial customers throughout the United States. ECP reported revenue of around $36 million in 2007. This acquisition will further strengthen Schneider Electric's field service presence in the Gulf coast area of the US and increase its penetration in the oil & gas and petrochemicals industry.

Acquisition of Wessen

On 17 April, Schneider Electric announced that it was acquiring Wessen, a leading Russian manufacturer of wiring accessories, primarily switches and sockets. The company generated sales of close to €24 million in 2007, of which 90% in Russia, where it benefits from a forefront position in residential programmes. This acquisition will make Schneider Electric a leader in the Russian wiring accessories market, which is expected to enjoy average annual growth of 15% over the next five years.

Outlook

Assuming current economic conditions, Schneider Electric confirms its targets for **organic sales growth of between 6% and 8%** and an **EBITA margin of 15%** for full-year 2008.

As in 2007, the full-year results will reflect the following factors:

- Sales volume effect will have a favourable impact.
- Selling prices will offset higher raw material costs.
- Changes in the business mix will have an unfavourable effect on gross margin.
- The Group will continue to achieve industrial productivity gains.
- Support function resources will be carefully increased in emerging countries and new businesses to support growth.

****

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet-Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release *(p. 5)*

The interim 2008 financial results and second quarter sales data will be released on 1 August 2008.

About Schneider Electric

Schneider Electric, the global specialist in energy management, offers integrated solutions making energy safer, more reliable, more efficient and more productive in the energy & infrastructure, industry, data centres & networks, buildings and residential markets. With sales of €17.3 billion in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.
www.schneider-electric.com

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet-Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Schneider Electric: Annual Shareholders' Meeting on April 21, 2008

Rueil Malmaison - April 22, 2008 – Schneider Electric shareholders met in Annual and Extraordinary Meeting yesterday, primarily to hear the reports of the Management Board and Supervisory Board and approve the financial statements for 2007. The Meeting was chaired by Henri Lachmann, Chairman of the Supervisory Board.

****

Jean-Pascal Tricoire, Chairman of the Management Board and CEO, recalled that 2007 was a key year of transformation highlighted by:

- A significant increase in earnings and acceleration in H2
- The successful APC integration and turnaround with margin catching up Group level

****

Shareholders approved all of the resolutions recommended by the Management Board, which concerned:

- Approval of the 2007 financial statements,
- Payment of a net dividend of €3.30 per share, up 10% over the previous year. It will be payable at April 30, 2008,
- Partial renewal of the Supervisory Board,
- Election of a member of the Supervisory Board representing employee shareholders,
- Amendments of the bylaws to comply with the French Commercial Code's guidelines concerning record date and electronic signature,
- Financial authorizations given to the Management Board and regulated agreements.

The quorum was 56.5% and the resolutions were adopted with a majority vote of between 88.2% and 99.9%. The results of the voting are posted on the website www.schneider-electric.com

The good performances of Schneider Electric are fuelled by two engines for growth: broad exposure in emerging countries and unique positioning in energy efficiency. Thanks to the development of targeted solutions for attractive verticals such as data centres, water treatment and hospitals, the Group now generates close to 60% of its sales in markets supported by healthy growth drivers.

Assuming current economic conditions, Schneider Electric confirms its targets for **organic sales growth of between 6% and 8%** and an **EBITA margin of 15%** for full-year 2008.

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Press Release (p. 2)

The presentation made to the Shareholders' Meeting and the video webcast replay is now available: **click here**.

Schneider Electric half-year financial results and second-quarter sales will be released on August 1, 2008.

About Schneider Electric

Schneider Electric, the global specialist in energy management, offers integrated solutions making energy safer, more reliable, more efficient and more productive in the energy & infrastructure, industry, data centres & networks, buildings and residential markets. With sales of 17.3 billion euro in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.
www.schneider-electric.com

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Action no. 30

Letter to Schneider Electric shareholders


Schneide
Electri


Emerging countries
+
Energy management
+
Efficiency
+
Employee commitment
=

Creating value for shareholders

Dear Shareholder,

Schneider Electric achieved a key year in 2007. We have set new growth and earnings records, with sales up 26% at €17.3 billion and an EBITA (1) margin up 1.2 points (2) at 14.8%. After ten months within the Group, APC, acquired in February 2007, posted results clearly above the business plan, thanks notably to its successful integration with MGE.

Schneider Electric's excellent performance in 2007 demonstrates the success of new² s action plans as the Company Program draws into its final year. Business repositioning in more promising, less cyclical markets have led to a structural improvement in the Group's growth potential. Schneider Electric now generates 32% of its sales in emerging countries and 20% in energy efficiency, where we benefit from a unique positioning. We are ready to serve the rising demand for optimised energy consumption driven by higher energy costs and fast-changing regulations on CO_2 emissions.

The 2007 acquisition of APC contributed greatly to the successful shift in our growth profile, particularly in the area of energy efficiency. Our new APC-MGE business unit is a leader in critical power and cooling services, backed by a diversified portfolio and innovative technologies. Thanks to its recognised expertise and its synergy with Schneider Electric's overall line-up, APC-MGE is able to offer comprehensive solutions to address the growing issue of energy efficiency for critical applications, notably in the high potential data centre market.

The Management Board is confident in Schneider Electric's growth prospects. At the next Shareholders' Annual Meeting, it will recommend a dividend of €3.30 per share, payable in cash as from 30 April 30 2008, for a payout ratio of 50%.

Jean-Pascal Tricoire
Chairman of the Management Board and CEO

(1) EBITA = EBIT before amortisation of purchase accounting intangibles
(2) Pro forma including APC data over 10.5 months in 2006


rgy

New APC-MGE Business Unit successfully integrated

> The challenges of the critical power and cooling services market

World energy consumption is expected to grow by 30% between now and 2020, fuelled in particular by rising needs in emerging countries. No matter how much is invested in generation capacity, demand will not be met. In addition, from data centres to hospitals to stock markets, an increasing number of critical applications cannot tolerate the slightest fluctuation in current quality—not to mention a highly damaging and costly power outage. At present, 72% of these critical applications undergo more than nine hours of power downtime in a year. Because one hour without electricity can cost up to several million euros, these applications need integrated, high performance energy management and cooling solutions.

Critical power and cooling services addresses the concerns of a growing customer base that wants a safe, reliable and uninterrupted power supply at all times. This market, with its highly attractive growth prospects, comprises several very vibrant sectors, including industrial processes and infrastructure (hospitals, microelectronics, oil and gas and mining), data centres (Internet services, professionals), networks (servers, storage and archiving) and desktop/mobile professionals (computers and audiovisual equipment).

Data centres and enterprise networking are the largest in size ($8.8 billion and $7.3 billion, respectively) and are experiencing exponential growth. By 2010, there should be some 45 million servers worldwide—nine times more than in 1996. This will lead to a substantial increase in electrical consumption for their operation and cooling, to prevent overheating. Already, electricity accounts for 48% of IT budgets, and consumption is expected to rise 54% in the next four years. With the acquisition of APC and the world's most energy efficient line-up, Schneider Electric offers unparalleled expertise and comprehensive solutions for delivering ultra-pure, uninterrupted power at all times.

> A clear, ambitious strategy for the new Critical Power & Cooling Services Business Unit

In February 2007, Schneider Electric brought together the operations of APC and MGE UPS Systems to form the new Critical Power & Cooling Services Business Unit.

> Schneider Electric receives 2007 Global Data Center Solutions Company of the Year award

Consulting firm Frost & Sullivan has recognised Schneider Electric and its Critical Power & Cooling Services BU as the best supplier of global data centre solutions in 2007.

The award was based on a number of criteria, including market share growth, product quality, production capacity, technological competences and distribution network efficiency.

It rewards the Group for its excellence in critical power and cooling solutions for data centres and its expertise in identifying current and emerging needs and introducing innovative strategies in a competitive environment





- A new diversified portfolio

A facility that needs a critical power and cooling system also needs electrical distribution, access control and air conditioning solutions. By combining APC and MGE UPS Systems' products with Schneider Electric's electrical distribution and automation line-up, we have devised a comprehensive set of solutions that uniquely position the Group in the global marketplace and allow us to fully benefit from growth opportunities in critical power and cooling.

These solutions feature leading-edge integrated critical power and cooling systems and cover architecture design, installation audits, online monitoring and analysis, training and maintenance.

- Innovative technology

APC-MGE invests heavily in research, both financially and in people terms. Nearly 8% of its workforce, or 900 employees, are involved in R&D. The Business Unit leverages this capacity to help customers meet the unprecedented challenges related to power supply, cooling and energy management by designing new concept, open-ended installations.

- Global operations with key positions in emerging countries

With operations in 160 countries, the Critical Power & Cooling Services Business Unit has 11,500 employees. More than half are in emerging countries, giving the BU the resources to meet strong local demand. These countries account for 30% of revenue at present.

> Excellent financial performance

Thanks to the rapid integration APC's and MGE UPS Systems' resources and APC's spectacular turnaround, the Critical Power & Cooling Services Business Unit has turned in an excellent financial performance in record time and achieved considerable synergy.

The Business Unit reported sales of $3,520 million and strong organic growth of 14% in 2007. By 2009, Schneider Electric anticipates annual organic growth of between 11% and 13% for Critical Power & Cooling Services and sales of $4,300-$4,500 million.

In addition, the initial impact of operating efficiency and cost reduction plans is already being felt. These include terminating a certain number of non-profitable product lines and optimising the supply chain and support functions. Such moves have helped APC-MGE stage a remarkable margin recovery. EBITA before non-recurring expenses [1] totalled $440 million in 2007, more than double the 2006 figure, for a margin of 12.5% versus 6.9% the year before.

The APC acquisition has made Schneider Electric world leader in the very promising critical power and cooling market, tripling its business in an area that now accounts for 14% of consolidated sales. The Group has also considerably expanded its product portfolio and accessible market while enhancing its presence in less cyclical segments such as infrastructure and data centres. □

APC | MGE

To find out more, go to www.apc-mge.com

[1] Before restructuring costs and non-recurring items in an amount of $38 million in 2007 ($59 million in 2006)

Shareholder agenda

Schneider Electric share price/CAC 40 Index


120
110
100
90
80
70
60
€78.02
14 March 2008
CAC 40
Schneider Electric
15/03/06
15/06/06
15/09/06
15/12/06
15/03/07
15/06/07
14/09/07
14/12/07
14/03/08

Comparative performance Schneider Electric share price/CAC 40 Index

> *Shares outstanding : 245,303,414*

> *Market capitalisation: €19.1 billion*

> Coming events

1 April 2008
Shareholders' meeting in Nantes, France

21 April 2008
- First-quarter 2008 sales
- Annual Shareholders' Meeting (CNIT Paris la Défense)

30 April 2008
Dividend payment

10 June 2008
Shareholders' meeting in Lille, France

1 August 2008
- Interim financial results
- Second-quarter 2008 sales

22 October 2008
Third-quarter 2008 sales

18 November 2008
Shareholders' meeting in Nice, France

> Record growth and earnings in 2007

+ 26 % Consolidated sales


In € billion
8.8
10,3
11,7
13,7
17,3
03
04
05
06
07

+ 21 % Net income


In € million
433
824
994
1 309
1 583
03
04
05
06
07

2007 was a key year for two reasons. First, Schneider Electric set new operating performance records. Annual sales, up 26%, have doubled over the past four years; organic growth reached an unprecedented record at 13.9%, greatly exceeding growth in our end markets; and net income grew by a strong 21%. Second, we successfully integrated APC, which has lifted its margin close to the Group average while generating sustained growth. ◻

If you have questions or suggestions, please let us know!

Phone : **0800 2055 14**
(toll-free from a landline telephone in France)

Website : www.schneider-electric.com

Postal address : Schneider Electric SA
43-45 bd Franklin Roosevelt – 92500 Rueil Malmaison, France

Schneider Electric

END